Who We Are

CIBC is a leading Canadian-based financial institution with a market capitalization of $40 billion and a Basel III Common Equity Tier 1 capital ratio of 10.8%.

Through our three major business units – Retail and Business Banking, Wealth Management and Capital Markets – our 44,000 employees provide a full range of financial products and services to 11 million individual, small business, commercial, corporate and institutional clients in Canada and around the world.

Our Strategy

At CIBC, we are building a strong, innovative, relationship-oriented bank. We have a great team and strong franchise that has proven that it can deliver consistent, sustainable results. Our opportunity now is to transform our bank and deliver growth. We will accelerate our transformation by focusing on three bank-wide priorities:

• Focusing on our clients

• Innovating for the future

• Simplifying our bank

Creating Value for Our Shareholders

At CIBC, we are committed to delivering sustainable earnings growth to our shareholders. We have embarked on initiatives to free up resources that will allow us to reinvest in our business to accelerate revenue growth and reduce our structural cost base. We will do so with a keen focus on industry-leading fundamentals in capital, expenses and risk management.

	2015 Performance at a Glance	1	Management’s Discussion and Analysis
I	Message from the President and Chief Executive Officer	91 100	Consolidated Financial Statements Notes to the Financial Statements
	Executive Team
V	Message from the Chair of the Board	167	Quarterly Review
VII	Enhanced Disclosure Task Force	169	Ten-Year Statistical Review
		172	Glossary
		178	Shareholder Information

2015 Performance at a Glance In 2015 we advanced our client-focused strategy, creating value for our shareholders and delivering strong total returns. Financial highlights
For the year ended October 31 (Canadian $ in billions, except as noted)	2015	2014
Financial results
Revenue	13.9	13.4
Provision for credit losses	0.8	0.9
Expenses	8.9	8.5
Net income	3.6	3.2
Financial measures (%)
Adjusted efficiency ratio(1)	59.6	59.0
Return on common shareholders’ equity (ROE)	18.7	18.3
Net interest margin	1.74	1.81
Total shareholder return	2.0	20.9
Common share information
Market capitalization	39.8	40.9
Dividends (%)
Dividend yield	4.3	3.8
Adjusted dividend payout ratio(1)	45.4	44.0
Net income by Strategic Business Unit
Retail and Business Banking	2.5	2.5
Wealth Management	0.5	0.5
Capital Markets	1.0	0.9
Balanced Scorecard
Financial
Our key measures of performance	2015 results	2014 results
Adjusted earnings per share (EPS)(1) growth	$9.45, up 6%	$8.94, up 3%
	from 2014	from 2013
Adjusted return on common shareholders’ equity(1)	19.9%	20.9%
Capital strength Basel III Common Equity Tier 1 ratio	10.8%	10.3%
Business mix Capital Markets economic capital(1)	22%	22%
Risk Loan loss ratio	0.27%	0.38%
Productivity Adjusted efficiency ratio(1)	59.6%	59.0%
Adjusted dividend payout ratio(1)	45.4%	44.0%
Total shareholder return	CIBC – 60.9%	CIBC – 109.0%
Five-years ended October 31	Bank Index – 59.6%	Bank Index – 95.8%
(1) For additional information, see the “Non-GAAP measures” section of the MD&A.

Non-financial
Our Objectives	2015 Accomplishments
Clients Help our clients achieve their financial goals	• First among the Big 5 Canadian banks to make a mobile banking app available for the Apple Watch
• Launched a co-branded rewards Visa card with TELUS
• Introduced CIBC Global Money Transfer and CIBC Foreign Cash Online, two innovative, convenient and affordable foreign exchange solutions for clients
• Launched several new financial fluency initiatives to help clients build, protect and transfer family wealth
Employees Create an environment where all employees can excel

• Increased Employee Commitment Index in our annual employee survey

• Invested more than $60 million in the development of our people

• 86% of our team agree that CIBC is a great place to work and 87% are proud to be identified with our bank

Community Make a real difference in our communities

• Contributed more than $65 million to support 1,850 community organizations across Canada. This includes $45 million in corporate giving and $20 million in employee-led fundraising to support initiatives such as CIBC Miracle Day and United Way/Centraide

• With 15,000 CIBC employees and their families, Team CIBC contributed over $3 million of the $21.5 million raised in 60 communities through the 2015 Canadian Breast Cancer Foundation CIBC Run for the Cure

• Invested in our athletes and engaged Canadians as Lead Partner of Toronto 2015 Pan Am and Parapan Am Games and as Premier Partner of the Canadian Paralympic Team

Environment Demonstrate environmental responsibility in all activities

• 98% of total paper used across the organization was Forest Stewardship Council certified

• Lent $310 million towards $2 billion of financing for renewable power projects

• Celebrated CIBC’s My Environment Day with employees helping to clean up Canadian shorelines

Governance Be a leader in governance practices

• Ranked the strongest publicly traded bank in Canada by Bloomberg Markets magazine and the only North American bank listed all five years

• CIBC CEO joined the Catalyst Canada Advisory Board and was named Chair of the 30% Club Canada

• 100% of employees completed CIBC Mandatory Training and Testing

Message from the President and Chief Executive Officer

Victor G. Dodig President and Chief Executive Officer

Building a strong, innovative and
relationship-oriented bank

In 2015, we reported net income of $3.6 billion and generated industry leading returns as we advanced our strategy to build a strong innovative relationship-oriented bank that delivers “Banking that fits your life” for our clients.

CIBC recorded adjusted net income of $3.8 billion or $9.45 per share, compared with $3.7 billion or $8.94 per share a year ago. Adjusted revenue rose to $14.3 billion from $13.5 billion last year and our industry leading adjusted return on common shareholders’ equity was strong at 19.9%.

What have been your key accomplishments in your first year as CEO?

As I look back over the past year, our new leadership team made a great deal of progress on our three objectives to:

• Rejuvenate our culture;

• Increase our client engagement; and

• Create enhanced shareholder value.

We’ve made encouraging headway in shifting our culture to become more open and transparent and we’ve seen both qualitative and quantitative improvements in this area. Our team members are feeling energized by our renewed client-focus as indicated by our highest employee survey scores on record in the past year.

This focus is being felt in the market as we’ve made a concerted effort to re-engage with our clients. I’ve personally met with over 500 of our clients, including CEOs and business owners, to better understand their needs and affirm our commitment to put the “commerce” back in CIBC. Our client satisfaction scores reflect these efforts, having improved more than any of our Canadian banking peers in each of the last three years.

When it comes to increasing shareholder value, we have set a plan in motion to transform CIBC into a strong, innovative, and relationship-oriented bank that continues to deliver consistent sustainable earnings with more emphasis on growth.

CIBC 2015 ANNUAL REPORT        I

Message from the President and Chief Executive Officer (continued)

We have a

relentless focus

on our clients.

At your 2015 Investor Day, you said CIBC would deliver 5% to 10% earnings growth over the medium term. How is CIBC transforming to enhance shareholder value?

In the face of new emerging competitors and a low-growth economy, we are committed to delivering the bank of the future.

We’ll continue to:

• Innovate with relevant technologies that meet our clients’ needs;

• Simplify the way we do business;

• Make it easier to do business with us; and

• Relentlessly focus on our clients.

While CIBC is seen as an innovation leader today, our industry is changing rapidly. We are committed to increasing our focus and investment in innovation to find new ways to add value and make banking easier and more flexible for our clients.

We are working to simplify the way we do business. Our bank-wide initiative Program Clarity will make it easier for our clients to do business with us, and make it easier for our team members to serve them.

Program Clarity will generate substantial cost savings, and while a portion of these savings will enhance profitability as we improve our operating costs, the majority will be re-invested in our business to transform our bank.

Our efficiency ratio is currently higher than we would like it to be. We believe we can get to a non-interest expense ratio of 55% over the medium term through better cost management and a better growth profile.

Executive Team

From left to right:

Steve Geist

Senior Executive Vice-President and

Group Head, Wealth Management

Kevin Patterson

Senior Executive Vice-President,

Technology and Operations

Sandy Sharman

Executive Vice-President and

Chief Human Resources Officer

Michael G. Capatides

Senior Executive Vice-President,

Chief Administrative Officer and

General Counsel

Victor G. Dodig

President and Chief Executive Officer, CIBC

Kevin Glass

Senior Executive Vice-President and

Chief Financial Officer

Harry Culham

Senior Executive Vice-President and

Group Head, Capital Markets

Christina Kramer

Executive Vice-President,

Retail Distribution and Channel Strategy

Jon Hountalas

Executive Vice-President, Business

and Corporate Banking

David Williamson

Senior Executive Vice-President and

Group Head, Retail and Business Banking

Laura Dottori-Attanasio

Senior Executive Vice-President and

Chief Risk Officer

II      CIBC 2015 ANNUAL REPORT

You say you want to be #1 in client satisfaction. How do you get there and what does it look like?

At the centre of all these changes remains our clients. We have a relentless focus on our clients.

Our shift in focus from a product-centric to a client-centric view is driving deeper relationships. In 2015, more clients were willing to recommend CIBC as a place to do business, as we improved our client satisfaction score more than any of our Canadian banking peers. While our work is not done, the momentum we are delivering gives us the confidence to publicly commit to being #1 in client experience.

To accelerate our progress, we are focused on three changes that will embed a client-focused culture at CIBC. We’ve:

•   Declared client experience as a bank-wide priority;

•   Established a common measure for our client experience (Net Promoter Score); and

•   Aligned executive compensation to our client experience goals.

We measure progress using a number of leading indicators, including Client Acquisition, Product Use Count, Number of Client Complaints or Escalations, and Client Attrition. We know this will be no easy task. It will take the support of our 44,000 team members focused on bringing ONE CIBC to our clients to achieve our goal of being #1 in client experience.

CIBC has been seen as a leader in banking innovation. All banks are now saying this is a priority. What is CIBC doing to stay on top?

The pace of change we’re seeing in the banking industry is unprecedented. While this new environment creates challenges, as a leader in innovation it also provides us with opportunities. We intend to be there with our clients as they adopt new technologies and look for secure, easier and more flexible ways to look after their day-to-day banking needs.

This past year we were the first of the Big 5 banks to launch an app for the Apple Watch. This was made possible by our partnership with the MaRS Discovery District urban innovation hub and the new FinTech cluster focusing on developing the next wave of banking innovations. More recently, we became the first major bank in Canada to participate in suretap, a new mobile open digital wallet, in a joint effort between CIBC and mobile providers.

Our leadership in the foreign exchange space has also seen us implement new industry leading initiatives and technology to lower the costs and improve the client experience in the

Leadership in foreign exchange new initiatives and technology to lower costs and improve the client experience Growing mobile advisor sales force to help Canadians bank when and where they want

CIBC 2015 ANNUAL REPORT      III

Message from the President and Chief Executive Officer (continued)

We are excited about the transformation underway at CIBC and we are committed to deliver on the objectives we have set to accelerate revenue growth, reduce our structural cost base and improve our efficiency.

$30 billion Canadian international remittance market. Our innovative service eliminates the fees for millions of Canadians who send money “back home.” Canadians can now be confident that the amount of money they send will be received, in full, by their loved one.

We also launched a first-of-its-kind omni-channel foreign exchange platform that allows Canadians to order foreign currencies online at competitive, real-time exchange rates that we’ll deliver to your home for free.

The CIBC Global Money Transfer and the CIBC Foreign Cash Online underscores our continuing commitment to being a leading provider of foreign exchange in Canada.

As we continue to innovate for our clients, you’ll see a greater focus on partnerships and alliances. We will rely on these relationships to stay on the cutting edge of innovations that will enhance our client experience.

What should shareholders watch for from CIBC in 2016?

We are excited about the transformation underway at CIBC and we are committed to deliver on the objectives we have set to accelerate revenue growth, reduce our structural cost base and improve our efficiency.

•   We’re committed to deliver approximately $100 million in cost savings in 2016 and expect to invest approximately $150 million in projects to simplify and modernize our bank under Program Clarity;

•   We’ll look strategically at innovation to help us deliver new products and services that add value for our clients and drive growth; and

•   We’ll work together, as ONE CIBC, to embed a client-centric culture that relentlessly focuses on our clients’ needs as we strive to reach our medium term goal of becoming #1 in client experience.

Our strong capital position allows us to invest in our business for the long term as well as return capital to our shareholders as we build a strong, innovative, and relationship-oriented bank. We will be very disciplined as we go forward in how we deploy capital both for organic growth and acquisition opportunities. Potential acquisitions will be evaluated against our strategic priorities and our stated risk appetite. I am confident that our client-focused strategy and our investment in innovation and process improvements can add value for our shareholders.

Victor G. Dodig

President and

Chief Executive Officer

IV    CIBC 2015 ANNUAL REPORT

Message from the Chair of the Board

Honourable John Manley Chair
Creating the bank of the future After a decade on your Board, it is an honour to take on the role of Chair and serve my fellow shareholders.

Over the past year, your Board continued to be strategic advisors to management, prudently balancing strategic opportunities with risk discipline and shareholder value creation. The Board was also focused on ensuring that CIBC has both the right strategy to drive continued success, and the right team in place to lead the transformation as the macroeconomic environment continues to evolve around us. The Board is confident that we have both in place.

In 2015, CIBC’s leadership team under the direction of President and CEO Victor Dodig made great strides against the strategy of building a strong, innovative, relationship-oriented bank.

Your Board recognizes the progress CIBC’s senior leadership team has made on delivering a client-focused culture that places our clients at the centre of everything we do. We are firmly positioning “commerce” in the mindset of what our employees do every day.

Board Renewal

At our Annual General Meeting in Calgary this spring, we welcomed Barry Zubrow to our Board. Mr. Zubrow brings valuable U.S. market knowledge to the Board and deepens its collective skills and experience in support of CIBC’s strategic priorities.

Good Governance

CIBC is committed to being a leader in corporate governance. In 2015, your Board worked closely with management to evolve our growth strategy to deliver sustainable shareholder value over the long term. In addition, progress was achieved in board renewal, executive development and talent management, stakeholder engagement, and risk management.

CIBC 2015 ANNUAL REPORT    V

Message from the Chair of the Board (continued)

I’m confident that CIBC has a winning strategy and the right team to deliver growth to shareholders over the medium term.

Your Board is committed to moving the bar on gender diversity, as is Victor Dodig, who in 2015 joined the Catalyst Canada Advisory Board and was named Chair of the 30% Club Canada. CIBC has set specific gender diversity targets and strategies that will make our bank that much stronger.

Your Board is also committed to making a difference in our communities. In 2015, CIBC invested more than $45 million to support organizations and causes across Canada. Our employees and retirees share this commitment and raised more than $20 million and volunteered over 200,000 hours to support key initiatives such as the United Way/ Centraide, the CBCF CIBC Run for the Cure and CIBC Miracle Day.

Looking Ahead

While we expect the macroeconomic environment to remain challenging in 2016, I’m confident that CIBC has a winning strategy, and the right team to deliver growth to shareholders over the medium term.

In closing, I would like to sincerely thank my fellow directors and our management team, which delivered strong performance this year under the new leadership of Victor, who also completed his first year as CEO in 2015.

The Board is very pleased with the management team’s leadership and would like to thank CIBC’s employees for their hard work and commitment to providing excellent service to our clients. To this end, we are confident that CIBC is on the right path to building the bank of the future – for our clients, for our team members and for our shareholders.

Honourable John Manley

Chair of the Board

VI    CIBC 2015 ANNUAL REPORT

Enhanced Disclosure Task Force

The Enhanced Disclosure Task Force (EDTF) was established by the Financial Stability Board in May 2012. The stated goal of the EDTF is to improve the quality, comparability and transparency of risk disclosures. On October 29, 2012, the EDTF released its report “Enhancing the Risk Disclosures of Banks”, which includes thirty-two disclosure recommendations, principally in the areas of risk governance, credit risk, market risk, liquidity risk, and capital adequacy. The index below provides the listing of disclosures prepared in response to the recommendations of the EDTF, along with their locations. EDTF disclosures are located in our management’s discussion and analysis, consolidated financial statements, and supplementary packages, which may be found on our website (www.cibc.com). No information on CIBC’s website, including the supplementary packages, should be considered incorporated herein by reference.

Topics	Recommendations	Disclosures	Management’s discussion and analysis	Consolidated financial statements	Supplementary regulatory capital disclosure
			Page references
General	1	Index of risk information – current page
	2	Risk terminology and measures (1)			34
	3	Top and emerging risks	47
	4	Key future regulatory ratio requirements	35, 69, 72	139	6
Risk governance, risk management and business model	5	Risk management structure	42, 43
	6	Risk culture and appetite	41, 44, 45
	7	Risks arising from business activities	45, 48
	8	Bank-wide stress testing	37, 46, 51, 57, 64, 68, 75
Capital adequacy and risk-weighted assets	9	Minimum capital requirements	30	139
	10	Components of capital and reconciliation to the consolidated regulatory balance sheet	32		1 – 4
	11	Regulatory capital flow statement	34		5
	12	Capital management and planning	36	139
	13	Business activities and risk-weighted assets	33 – 35, 48		7
	14	Risk-weighted assets and capital requirements	31, 33		7
	15	Credit risk by major portfolios	50 – 55		13 – 25
	16	Risk-weighted assets flow statement	34 – 35		8
	17	Back-testing of models	46, 51, 63, 75		26, 27
Liquidity	18	Liquid assets	68
Funding	19	Encumbered assets	69
	20	Contractual maturity of assets, liabilities and off-balance sheet instruments	72
	21	Funding strategy and sources	70
Market risk	22	Reconciliation of trading and non-trading portfolios to the consolidated balance sheet	62
	23	Significant trading and non-trading market risk factors	62 – 66
	24	Model assumptions, limitations and validation procedures	62 – 66
	25	Stress testing and scenario analysis	37, 64
Credit risk	26	Analysis of credit risk exposures	52 – 60	120 – 122, 163	9 – 12
	27	Impaired loan and forbearance policies	50, 77	102
	28	Reconciliation of impaired loans and the allowance for credit losses	50, 57	120
	29	Counterparty credit risk arising from derivatives	49, 53	133 – 134	12, 28 (2)
	30	Credit risk mitigation	49, 55	133 – 134	12, 30
Other risks	31	Other risks	73 – 75
	32	Discussion of publicly known risk events	74	154

(1)	A detailed glossary of our risk and capital terminology is included on page 174.
(2)	Included in supplementary financial information package.

CIBC 2015 ANNUAL REPORT	VII

Management’s discussion and analysis

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s financial condition and results of operations as at and for the year ended October 31, 2015, compared with prior years. The MD&A should be read in conjunction with the audited consolidated financial statements. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars. This MD&A is current as of December 2, 2015. Additional information relating to CIBC, including the Annual Information Form, is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used in the MD&A and the audited consolidated financial statements is provided on pages 172 to 177 of this Annual Report.

2	External reporting changes

3	Overview
3	CIBC’s strategy
3	Performance against objectives
4	Economic and market environment

5	Financial performance overview
5	Financial highlights
6	2015 Financial results
6	Net interest income and margin

7	Non-interest income
7	Trading activities (TEB)
8	Provision for credit losses
8	Non-interest expenses
8	Taxes
9	Foreign exchange
9	Significant events
9	Fourth quarter review
10	Quarterly trend analysis
11	Review of 2014 financial performance
12	Outlook for calendar year 2016

13	Non-GAAP measures

16	Strategic business units overview
17	Retail and Business Banking
20	Wealth Management
23	Capital Markets
28	Corporate and Other

29	Financial condition
29	Review of condensed consolidated balance sheet
30	Capital resources
39	Off-balance sheet arrangements

41	Management of risk

76	Accounting and control matters
76	Critical accounting policies and estimates
80	Financial instruments
80	Accounting developments
81	Regulatory developments
82	Related-party transactions
82	Policy on the Scope of Services of the Shareholders’ Auditors
82	Controls and procedures

83	Supplementary annual financial information

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this Annual Report, in other filings with Canadian securities regulators or the SEC and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Message from the President and Chief Executive Officer”, “Overview – Performance against objectives”, “Financial performance overview – Taxes”, “Financial performance overview – Significant events”, “Financial performance overview – Outlook for calendar year 2016”, “Strategic business units overview – Retail and Business Banking”, “Strategic business units overview – Wealth Management”, “Strategic business units overview – Capital Markets”, “Financial condition – Capital resources”, “Financial condition – Off-balance sheet arrangements”, “Management of risk – Risk overview”, “Management of risk – Top and emerging risks”, “Management of risk – Credit risk”, “Management of risk – Market risk”, “Management of risk – Liquidity risk”, “Accounting and control matters – Critical accounting policies and estimates”, “Accounting and control matters – Financial instruments”, “Accounting and control matters – Accounting developments”, “Accounting and control matters – Regulatory developments” and “Accounting and control matters – Controls and procedures” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for calendar year 2016 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Financial performance overview – Outlook for calendar year 2016” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the U.S. Foreign Account Tax Compliance Act and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations, including as a result of oil price volatility; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and Europe’s sovereign debt crisis; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Any forward-looking statements contained in this report represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC 2015 ANNUAL REPORT	1

Management’s discussion and analysis

External reporting changes

The following external reporting changes were made in 2015. Prior period amounts were restated accordingly.

Capital Markets

In November 2015, the name of this strategic business unit (SBU) was changed to Capital Markets from Wholesale Banking. This SBU comprises global markets, corporate and investment banking, and other.

Assets under administration (AUA) and assets under management (AUM)

We restated certain amounts classified as AUA and AUM, and reclassified certain AUA and AUM between Wealth Management and Corporate and Other.

Income statement presentation

We reclassified certain amounts relating to our insurance business within Retail and Business Banking from non-interest expenses to non-interest income. There was no impact on consolidated net income due to this reclassification.

2	CIBC 2015 ANNUAL REPORT

Management’s discussion and analysis

Overview

CIBC is a leading Canadian-based financial institution with a market capitalization of $40 billion and a Basel III Common Equity Tier 1 (CET1) ratio of 10.8%. Through our three main businesses, Retail and Business Banking, Wealth Management, and Capital Markets, CIBC provides a full range of financial products and services to 11 million individual, small business, commercial, corporate and institutional clients in Canada and around the world. We have more than 44,000 employees dedicated to providing our clients with banking that fits their lives; delivering consistent and sustainable earnings growth for our shareholders; and giving back to our communities.

CIBC’s strategy

At CIBC, we are building a strong, innovative, relationship-oriented bank. We have a great team and strong franchise that has proven that it can deliver consistent, sustainable results. Our opportunity now is to transform our bank and deliver growth. We will accelerate our transformation by focusing on three bank-wide priorities:

•	Focusing on our clients – our goal is clear. We are targeting to be #1 in client experience.
•	Innovating for the future – we have a long history of innovating for our clients and we will continue to build on our leadership position.
•

Simplifying our bank – we will simplify our bank to make it easier to bank at CIBC and easier to get work done. This will allow us to redeploy resources for reinvestment in our business for future growth and improved efficiency.

Performance against objectives

For many years, CIBC has reported a scorecard of financial measures that we use to measure and report on our progress to external stakeholders. These measures can be categorized into four key areas of shareholder value – earnings growth, return on common shareholders’ equity (ROE), total shareholder return (TSR) and balance sheet strength. We have set targets for each of these measures over the medium term, which we define as three to five years.

Earnings growth(1)

To assess our earnings growth, we monitor our earnings per share (EPS). CIBC has an EPS growth target of 5% to 10% on average annually. In 2015, we reported adjusted diluted EPS(1) of $9.45, up 6% from $8.94 in 2014 and within our target range. We are maintaining our 5% to 10% average annual EPS growth target over the medium term.

In addition to earnings growth, CIBC is focused on achieving positive operating leverage. Over the medium term, as we invest in our core business to enhance client experience, our objective is to grow revenue faster than expenses.

Adjusted diluted EPS(1) ($)

Adjusted return on common shareholders’ equity(1)

Adjusted ROE is another key measure of shareholder value.

CIBC’s 2015 target was to achieve adjusted ROE of 20% through the cycle. In 2015, adjusted ROE of 19.9% was in-line with this target, but below the 20.9% in 2014. Going forward, our target adjusted ROE is 18% to 20% through the cycle.

Adjusted return on common shareholders’ equity(1) (%)

(1)	For additional information, see the “Non-GAAP measures” section.

CIBC 2015 ANNUAL REPORT	3

Management’s discussion and analysis

Total shareholder return

One of CIBC’s priorities is to fulfill the commitments we have made to each of our stakeholders, which includes generating a strong level of TSR.

We have two targets that support this priority:

1.     In 2015, consistent with prior years, we target on a long-term, average basis, between 40% and 50% of our earnings to be paid in the form of dividends to our common shareholders. In 2015, our adjusted dividend payout ratio(1) was within this target range.

Our key criteria for considering dividend increases are our current level of payout relative to our target and our view on the sustainability of our current earnings level through the cycle. Our confidence in our ability to generate consistent, sustainable returns allowed us to increase our quarterly dividend by $0.12 to $1.12 per share in 2015. On September 16, 2015, we announced a new share buyback program to purchase for cancellation up to a maximum of 8.0 million outstanding common shares. In 2015, we repurchased 115,900 CIBC shares for cancellation.

2.     We also have an objective to deliver a TSR that exceeds the industry average, which we have defined as the S&P/TSX Composite Banks Index, over a rolling five-year period. For the five years ended October 31, 2015, CIBC delivered a TSR of 60.9%, above the Bank Index return of 59.6%.

Going forward, our target is to deliver an adjusted dividend payout ratio of approximately 50% of our earnings and a rolling five-year TSR above the industry average.

Adjusted dividend payout ratio(1) (%) Rolling five-year total shareholder return (%)

Balance sheet strength

Maintaining a strong balance sheet is foundational to our long-term sustainability.

Capital levels are a key component of balance sheet strength. Our goal is to maintain strong capital ratios that exceed regulatory targets. At the end of 2015, our Basel III CET1 ratio on an all-in basis was 10.8%, well above the regulatory target set by OSFI.

In addition to our capital objectives, we remain focused on asset quality and a strong funding profile as key underpinnings of a strong balance sheet.

CET1 ratio(2) (%)
(1)	For additional information, see the “Non-GAAP measures” section.
(2)	CET1 ratio was effective beginning in 2013.

Economic and market environment

CIBC operated in an environment of decelerating domestic and global economic growth in 2015, including declines in Canada through the first half of the calendar year. Weakness in oil and other resource prices led to a drop in Canadian business capital spending, and softer employment growth that pushed the unemployment rate modestly higher. Supported by lower interest rates, household consumption and housing remained healthy, while household borrowing accelerated as average mortgage sizes trended in line with house prices. Business credit maintained a solid pace of growth. Capital markets saw firmer growth in government bonds, but lower issuance activity for domestic currency corporate bonds. Weaker equity markets impacted wealth management and equity origination, but market volatility was supportive for secondary trading across capital markets businesses.

4	CIBC 2015 ANNUAL REPORT

Management’s discussion and analysis

Financial performance overview

Financial highlights

As at or for the year ended October 31		2015	2014 (1)	2013 (1)	2012	2011
Financial results ($ millions)
Net interest income		$7,915	$7,459	$7,453	$7,326	$7,062
Non-interest income		5,941	5,904	5,252	5,159	5,373
Total revenue		13,856	13,363	12,705	12,485	12,435
Provision for credit losses		771	937	1,121	1,291	1,144
Non-interest expenses		8,861	8,512	7,608	7,202	7,486
Income before income taxes		4,224	3,914	3,976	3,992	3,805
Income taxes		634	699	626	689	927
Net income		$3,590	$3,215	$3,350	$3,303	$2,878
Net income (loss) attributable to non-controlling interests		14	(3)	(2)	9	11
Preferred shareholders		45	87	99	158	177
Common shareholders		3,531	3,131	3,253	3,136	2,690
Net income attributable to equity shareholders		$3,576	$3,218	$3,352	$3,294	$2,867
Financial measures
Reported efficiency ratio		63.9%	63.7%	59.9%	57.7%	60.2%
Adjusted efficiency ratio (2)		59.6%	59.0%	56.5%	56.0%	56.4%
Loan loss ratio		0.27%	0.38%	0.44%	0.53%	0.51%
Reported return on common shareholders’ equity		18.7%	18.3%	21.4%	22.2%	22.2%
Adjusted return on common shareholders’ equity (2)		19.9%	20.9%	22.9%	22.8%	24.8%
Net interest margin		1.74%	1.81%	1.85%	1.84%	1.79%
Net interest margin on average interest-earning assets		2.00%	2.05%	2.12%	2.15%	2.03%
Return on average assets		0.79%	0.78%	0.83%	0.83%	0.73%
Return on average interest-earning assets		0.91%	0.89%	0.95%	0.97%	0.83%
Total shareholder return		1.96%	20.87%	18.41%	9.82%	0.43%
Reported effective tax rate		15.0%	17.9%	15.8%	17.3%	24.4%
Adjusted effective tax rate (2)		15.5%	15.4%	16.5%	18.0%	23.0%
Common share information
Per share ($)	– basic earnings	$8.89	$7.87	$8.11	$7.77	$6.79
	– reported diluted earnings	8.87	7.86	8.11	7.76	6.71
	– adjusted diluted earnings (2)	9.45	8.94	8.65	7.98	7.57
	– dividends	4.30	3.94	3.80	3.64	3.51
	– book value	51.25	44.30	40.36	35.83	32.88
Share price ($)	– high	107.16	107.01	88.70	78.56	85.49
	– low	86.00	85.49	74.10	68.43	67.84
	– closing	100.28	102.89	88.70	78.56	75.10
Shares outstanding (thousands)	– weighted-average basic	397,213	397,620	400,880	403,685	396,233
	– weighted-average diluted	397,832	398,420	401,261	404,145	406,696
	– end of period	397,291	397,021	399,250	404,485	400,534
Market capitalization ($ millions)		$39,840	$40,850	$35,413	$31,776	$30,080
Value measures
Dividend yield (based on closing share price)		4.3%	3.8%	4.3%	4.6%	4.7%
Reported dividend payout ratio		48.4%	50.0%	46.8%	46.9%	51.7%
Adjusted dividend payout ratio (2)		45.4%	44.0%	43.9%	45.6%	46.3%
Market value to book value ratio		1.96	2.32	2.20	2.19	2.28
On- and off-balance sheet information ($ millions)
Cash, deposits with banks and securities		$93,619	$73,089	$78,363	$70,061	$65,437
Loans and acceptances, net of allowance		290,981	268,240	256,380	252,732	248,409
Total assets		463,309	414,903	398,006	393,119	383,758
Deposits		366,657	325,393	315,164	300,344	289,220
Common shareholders’ equity		20,360	17,588	16,113	14,491	13,171
Average assets		455,324	411,481	403,546	397,155	394,527
Average interest-earning assets		395,616	362,997	351,687	341,053	347,634
Average common shareholders’ equity		18,857	17,067	15,167	14,116	12,145
AUA (3)(4)		1,846,142	1,703,360	1,499,885	1,445,870	1,317,799
AUM (4)		170,465	151,913	105,123	89,223	80,521
Balance sheet quality (All-in basis) and liquidity measures (5)
Basel III - All-in basis
Risk-weighted assets (RWA) ($ millions)
CET1 capital RWA		$156,107	$141,250	$136,747	n/a	n/a
Tier 1 capital RWA		156,401	141,446	136,747	n/a	n/a
Total capital RWA		156,652	141,739	136,747	n/a	n/a
Capital ratios
CET1 ratio		10.8%	10.3%	9.4%	n/a	n/a
Tier 1 capital ratio		12.5%	12.2%	11.6%	n/a	n/a
Total capital ratio		15.0%	15.5%	14.6%	n/a	n/a
Basel II (6)
RWA ($ millions)		n/a	n/a	n/a	$115,229	$109,968
Tier 1 capital ratio		n/a	n/a	n/a	13.8%	14.7%
Total capital ratio		n/a	n/a	n/a	17.3%	18.4%
Basel III leverage ratio
Tier 1 capital		$19,520	$17,300	$15,888	n/a	n/a
Leverage ratio exposure		502,552	n/a	n/a	n/a	n/a
Leverage ratio		3.9%	n/a	n/a	n/a	n/a
Liquidity coverage ratio (LCR) (7)		118.9%	n/a	n/a	n/a	n/a
Other information
Full-time equivalent employees		44,201	44,424	43,039	42,595	42,239
(1)	Certain information has been reclassified/restated to conform to the presentation adopted in the current year. See “External reporting changes” for additional details.
(2)	For additional information, see the “Non-GAAP measures” section.
(3)	Includes the full contract amount of AUA or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon of $1,465.7 billion (2014: $1,347.2 billion).
(4)	AUM amounts are included in the amounts reported under AUA.
(5)	Capital measures for fiscal years 2015, 2014 and 2013 are based on Basel III whereas measures for prior years are based on Basel II.
(6)	Capital measures for fiscal year 2011 are under Canadian GAAP and have not been restated for IFRS.
(7)	Average for the three months ended October 31, 2015.
n/a	Not applicable.

CIBC 2015 ANNUAL REPORT	5

Management’s discussion and analysis

2015 Financial results

Reported net income for the year was $3,590 million, compared with $3,215 million in 2014.

Adjusted net income(1) for the year was $3,822 million, compared with $3,657 million in 2014.

Reported diluted EPS for the year was $8.87, compared with $7.86 in 2014.

Adjusted diluted EPS(1) for the year was $9.45, compared with $8.94 in 2014.

2015

Net income was affected by the following items of note:

•	$296 million ($225 million after-tax) in cumulative restructuring charges primarily relating to employee severance (Corporate and Other);
•	$46 million ($34 million after-tax) gain arising from accounting adjustments on credit card-related balance sheet amounts (Retail and Business Banking);
•

$42 million ($33 million after-tax) amortization of intangible assets ($6 million after-tax in Retail and Business Banking, $18 million after-tax in Wealth Management, and $9 million after-tax in Corporate and Other);

•	$29 million ($21 million after-tax) loss from the structured credit run-off business (Capital Markets); and
•	$23 million ($13 million after-tax) gain on sale of an investment in our merchant banking portfolio (Capital Markets).

The above items of note increased revenue by $40 million and non-interest expenses by $338 million, and decreased income tax expense by $66 million. In aggregate, these items of note decreased net income by $232 million.

2014

Net income was affected by the following items of note:

•

$543 million ($543 million after-tax) of charges relating to FirstCaribbean International Bank Limited (CIBC FirstCaribbean), comprising a goodwill impairment charge of $420 million ($420 million after-tax) and loan losses of $123 million ($123 million after-tax), reflecting revised expectations on the extent and timing of the anticipated economic recovery in the Caribbean region (Corporate and Other);

•

$190 million ($147 million after-tax) gain in respect of the Aeroplan transactions with Aimia Canada Inc. (Aimia) and the Toronto-Dominion Bank (TD), net of costs relating to the development of our enhanced travel rewards program ($87 million after-tax in Retail and Business Banking, and $60 million after-tax in Corporate and Other);

•	$112 million ($82 million after-tax) charge relating to the incorporation of funding valuation adjustments (FVA) into the valuation of our uncollateralized derivatives (Capital Markets);
•	$78 million ($57 million after-tax) gain, net of associated expenses, on the sale of an equity investment in our exited European leveraged finance portfolio (Capital Markets);
•	$52 million ($30 million after-tax) gain within an equity-accounted investment in our merchant banking portfolio (Capital Markets);
•

$36 million ($28 million after-tax) amortization of intangible assets ($4 million after-tax in Retail and Business Banking, $15 million after-tax in Wealth Management, and $9 million after-tax in Corporate and Other);

•

$26 million ($19 million after-tax) reduction in the portion of the collective allowance recognized in Corporate and Other(2), including lower estimated credit losses relating to the Alberta floods (Corporate and Other);

•	$26 million ($19 million after-tax) charge resulting from operational changes in the processing of write-offs in Retail and Business Banking;
•	$22 million ($12 million after-tax) loan losses in our exited U.S. leveraged finance portfolio (Capital Markets); and
•	$15 million ($11 million after-tax) loss from the structured credit run-off business (Capital Markets).

The above items of note increased revenue by $276 million, provision for credit losses by $145 million, non-interest expenses by $539 million, and income tax expense by $34 million. In aggregate, these items of note decreased net income by $442 million.

Net interest income and margin

$ millions, for the year ended October 31	2015	2014	2013
Average interest-earning assets	$ 395,616	$ 362,997	$ 351,687
Net interest income	7,915	7,459	7,453
Net interest margin on average interest-earning assets	2.00%	2.05%	2.12%

Net interest income was up $456 million or 6% from 2014, primarily due to volume growth across retail products, higher trading income, and a gain arising from accounting adjustments on credit card-related balance sheet amounts, shown as an item of note. These factors were partially offset by lower treasury revenue, and lower card revenue as a result of the Aeroplan transactions in 2014 noted above.

Net interest margin on average interest-earning assets was down 5 basis points due to higher average interest-earning assets, primarily driven by growth across CIBC’s businesses and higher short-term placements in treasury, partially offset by higher net interest income.

Additional information on net interest income and margin is provided in the “Supplementary annual financial information” section.

(1)	For additional information, see the “Non-GAAP measures” section.
(2)	Relates to collective allowance, except for (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; and (iii) net write-offs for the cards portfolio, which are all reported in the respective SBUs.

6	CIBC 2015 ANNUAL REPORT

Management’s discussion and analysis

Non-interest income

$ millions, for the year ended October 31	2015	2014	2013
Underwriting and advisory fees	$427	$444	$389
Deposit and payment fees	830	848	824
Credit fees	533	478	462
Card fees	449	414	535
Investment management and custodial fees (1)(2)	814	677	474
Mutual fund fees (2)	1,457	1,236	1,014
Insurance fees, net of claims (3)	361	356	345
Commissions on securities transactions	385	408	412
Trading income (loss)	(139)	(176)	27
Available-for-sale (AFS) securities gains, net	138	201	212
Designated at fair value (FVO) gains (losses), net	(3)	(15)	5
Foreign exchange other than trading	92	43	44
Income from equity-accounted associates and joint ventures (1)	177	226	140
Other	420	764	369
	$5,941	$5,904	$5,252

(1)	Custodial fees directly recognized by CIBC are included in Investment management and custodial fees, and our proportionate share of CIBC Mellon’s custodial fees are included within Income from equity-accounted associates and joint ventures.
(2)	Investment management fees and mutual fund fees are driven by various factors, including the amount of AUM. Investment management fees in our asset management and private wealth management businesses are generally driven by the amount of AUM, while investment management fees in our retail brokerage business are driven by a combination of the amount of AUA and, to a lesser extent, other factors unrelated to the amount of AUA (e.g. flat fees on a per account basis).
(3)	Certain prior period information has been reclassified to conform to the presentation adopted in the current year. See “External reporting changes” for additional details.

Non-interest income was up $37 million or 1% from 2014.

Credit fees were up $55 million or 12%, primarily due to higher lending volumes in Retail and Business Banking and Capital Markets.

Card fees were up $35 million or 8%, due to growth in CIBC cards following the Aeroplan transactions in the prior year.

Investment management and custodial fees were up $137 million or 20%. Approximately 33% of the increase was driven by the inclusion of a full year of Atlantic Trust Private Wealth Management (Atlantic Trust) results in the current year versus ten months in the prior year, and an increase in Atlantic Trust AUM balances. Approximately 62% of the increase was driven by AUM and AUA growth in other areas within Wealth Management.

Mutual fund fees were up $221 million or 18%. Approximately 76% of the increase was due to higher AUM in our asset management business, driven by net sales of long-term mutual funds and market appreciation. The remaining increase was mainly due to Atlantic Trust, driven by annual performance fees earned, and growth in AUM.

Commissions on securities transactions were down $23 million or 6%, primarily due to lower commissions in our retail brokerage business.

Trading loss was down $37 million or 21%. See the “Trading activities (TEB)” section which follows for further details.

AFS securities gains, net, were down $63 million or 31%, primarily due to lower gains in our treasury and merchant banking portfolios.

Foreign exchange other than trading was up $49 million or 114%, largely driven by higher gains on economic hedging activities.

Income from equity-accounted associates and joint ventures was down $49 million or 22%, as the prior year included a gain within an equity-accounted investment in our merchant banking portfolio, shown as an item of note.

Other was down $344 million or 45%, as the prior year included the gains relating to the Aeroplan transactions and the sale of an equity investment in our exited European leveraged finance portfolio, both shown as items of note.

Trading activities (TEB)

$ millions, for the year ended October 31	2015	2014	2013
Trading income (loss) consists of:
Net interest income (1)	$1,259	$1,049	$969
Non-interest income	(139)	(176)	27
	$1,120	$873	$996
Trading income (loss) by product line:
Interest rates	$109	$(22)	$135
Foreign exchange	471	392	344
Equities	414	369	333
Commodities	78	48	55
Structured credit	–	35	77
Other	48	51	52
	$1,120	$873	$996

(1)	Includes taxable equivalent basis (TEB) adjustment of $482 million (2014: $421 million; 2013: $356 million) reported within Capital Markets. See “Strategic business units overview” section for further details.

Net interest income comprises interest and dividends relating to financial assets and liabilities associated with trading activities, net of interest expense and interest income associated with funding these assets and liabilities. Non-interest income includes realized and unrealized gains and losses on securities held-for-trading and income relating to changes in fair value of derivative financial instruments. Trading activities and related risk management strategies can

CIBC 2015 ANNUAL REPORT	7

Management’s discussion and analysis

periodically shift income between net interest income and non-interest income. Therefore, we view total trading revenue as the most appropriate measure of trading performance.

Trading income was up $247 million or 28% from 2014, as the prior year included the charge relating to the incorporation of FVA into the valuation of our uncollateralized derivatives, shown as an item of note. The current year had higher trading income in foreign exchange, equities, and commodities, partially offset by lower income in the structured credit run-off business.

Provision for credit losses

$ millions, for the year ended October 31	2015	2014	2013
Retail and Business Banking	$707	$731	$930
Wealth Management	(1)	–	1
Capital Markets	17	43	44
Corporate and Other	48	163	146
	$771	$937	$1,121

Provision for credit losses was down $166 million or 18% from 2014.

In Retail and Business Banking, the prior year included a charge resulting from operational changes in the processing of write-offs, shown as an item of note. Lower loan losses in the card portfolio in the current year reflect credit improvements, as well as the impact of an initiative to enhance account management practices, and the sold Aeroplan portfolio. This was partially offset by higher losses in the oil and gas sector within the business lending portfolio.

In Capital Markets, the provision was down as the prior year included loan losses in our exited U.S. leveraged finance portfolio, shown as an item of note. The current year included lower losses in our corporate lending portfolio.

In Corporate and Other, the provision was down as the prior year included loan losses relating to CIBC FirstCaribbean, partially offset by a reduction in the collective allowance, including lower estimated credit losses relating to the Alberta floods, both shown as items of note. Excluding items of note, the current year still had lower losses in CIBC FirstCaribbean, partially offset by an increase in the collective allowance versus a reduction in the prior year.

Non-interest expenses

$ millions, for the year ended October 31	2015	2014	2013
Employee compensation and benefits
Salaries	$2,826	$2,502	$2,397
Performance-based compensation	1,568	1,483	1,299
Benefits	705	651	628
	5,099	4,636	4,324
Occupancy costs	782	736	700
Computer, software and office equipment	1,292	1,200	1,052
Communications	326	312	307
Advertising and business development	281	285	236
Professional fees	230	201	179
Business and capital taxes	68	59	62
Other (1)	783	1,083	748
	$8,861	$8,512	$7,608

(1)	Certain prior period information has been reclassified to conform to the presentation adopted in the current year. See “External reporting changes” for additional details.

Non-interest expenses increased by $349 million or 4% from 2014.

Employee compensation and benefits increased by $463 million or 10%, mainly due to cumulative restructuring charges primarily relating to employee severance, shown as an item of note, and higher salaries, performance-based compensation and benefits.

Computer, software and office equipment increased by $92 million or 8%, primarily due to higher spending on strategic initiatives.

Other decreased by $300 million or 28%, as the prior year included a goodwill impairment charge relating to CIBC FirstCaribbean, shown as an item of note.

Taxes

$ millions, for the year ended October 31	2015	2014	2013
Income tax expense	$634	$699	$626
Indirect taxes (1)
Goods and services tax (GST), harmonized sales tax (HST) and sales taxes	342	330	324
Payroll taxes	239	216	204
Capital taxes	39	34	40
Property and business taxes	68	59	55
Total indirect taxes	688	639	623
Total taxes	$1,322	$1,338	$1,249
Reported effective tax rate	15.0%	17.9%	15.8%
Total taxes as a percentage of net income before deduction of total taxes	26.9%	29.4%	27.2%

(1)	Certain amounts are based on a paid or payable basis and do not factor in capitalization and subsequent amortization.

Income taxes include those imposed on CIBC as a Canadian legal entity, as well as on our domestic and foreign subsidiaries. Indirect taxes comprise GST, HST and sales, payroll, capital, property and business taxes. Indirect taxes are included in non-interest expenses.

Total income and indirect taxes were down $16 million from 2014.

8	CIBC 2015 ANNUAL REPORT

Management’s discussion and analysis

Income tax expense was $634 million, compared with $699 million in 2014. Income tax expense was lower, notwithstanding higher income in the current year, primarily due to no tax recovery being booked in the prior year in respect of the CIBC FirstCaribbean goodwill impairment charge and loan losses, and the impact of higher tax-exempt income in the current year.

Indirect taxes were up by $49 million, mainly due to higher payroll and sales taxes. Payroll taxes increased due to higher rates and compensation.

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation. The Tax Court of Canada trial on the deductibility of the Enron payments is expected to be set down for trial in 2016.

Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $231 million and taxable refund interest of approximately $182 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $820 million and non-deductible interest of approximately $157 million.

The statutory income tax rate applicable to CIBC as a legal entity was 26.4% in 2015. The rate will increase to 26.5% in 2016.

For a reconciliation of our income taxes in the consolidated statement of income with the combined Canadian federal and provincial income tax rate, see Note 20 to the consolidated financial statements.

Foreign exchange

The estimated impact of U.S. dollar translation on key lines of our consolidated statement of income, as a result of changes in average exchange rates, is as follows:

$ millions, for the year ended October 31	2015 vs. 2014	2014 vs. 2013	2013 vs. 2012
Estimated increase in:
Total revenue	$281	$131	$34
Provision for credit losses	7	17	3
Non-interest expenses	145	83	14
Income taxes	5	5	1
Net income	124	26	16
Average USD appreciation relative to CAD	14.7%	6.9%	2.0%

Significant events

Restructuring

During the year, we recorded cumulative restructuring charges of $296 million ($225 million after-tax) in Corporate and Other, which includes $85 million ($62 million after-tax) recorded in the first quarter and $211 million ($163 million after-tax) recorded in the fourth quarter. The charges primarily relate to employee severance and include Program Clarity, a bank-wide priority focused on simplifying our bank. Program Clarity will make it easier to bank at CIBC and easier to get work done, improve efficiency and enable reinvestment. The charge recorded in the fourth quarter also includes restructuring costs related to CIBC FirstCaribbean, which include charges related to the sale by CIBC FirstCaribbean of its Belize banking operations that is expected to close in the first quarter of 2016.

Sale of equity investment

On April 30, 2015, CIBC sold its equity investment in The Bank of N.T. Butterfield & Son Limited, which was accounted for as an associate within Corporate and Other, for an amount, net of associated expenses, that approximated its carrying value.

Fourth quarter review

$ millions, except per share amounts, for the three months ended					2015	2014 (1)
		Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
	Revenue
	Retail and Business Banking	$2,183	$2,127	$2,037	$2,093	$2,046	$2,029	$1,936	$2,252
	Wealth Management	609	628	615	619	584	568	548	502
	Capital Markets (2)	579	696	661	706	468	670	606	680
	Corporate and Other (2)	112	69	81	41	115	88	74	197
	Total revenue	$3,483	$3,520	$3,394	$3,459	$3,213	$3,355	$3,164	$3,631
	Net interest income	$2,043	$2,021	$1,895	$1,956	$1,881	$1,875	$1,798	$1,905
	Non-interest income	1,440	1,499	1,499	1,503	1,332	1,480	1,366	1,726
	Total revenue	3,483	3,520	3,394	3,459	3,213	3,355	3,164	3,631
	Provision for credit losses	198	189	197	187	194	195	330	218
	Non-interest expenses	2,383	2,179	2,104	2,195	2,083	2,044	2,409	1,976
	Income before income taxes	902	1,152	1,093	1,077	936	1,116	425	1,437
	Income taxes	124	174	182	154	125	195	119	260
	Net income	$778	$978	$911	$923	$811	$921	$306	$1,177
	Net income (loss) attributable to:
	Non-controlling interests	$2	$5	$4	$3	$2	$3	$(11)	$3
	Equity shareholders	776	973	907	920	809	918	317	1,174
EPS	– basic	$1.93	$2.42	$2.25	$2.28	$1.99	$2.26	$0.73	$2.88
	– diluted	$1.93	$2.42	$2.25	$2.28	$1.98	$2.26	$0.73	$2.88

(1)	Certain information has been reclassified to conform to the presentation adopted in the current year. See “External reporting changes” for additional details.
(2)	Capital Markets revenue and income taxes are reported on a TEB basis with an equivalent offset in the revenue and income taxes of Corporate and Other.

CIBC 2015 ANNUAL REPORT	9

Management’s discussion and analysis

Compared with Q4/14

Net income for the quarter was $778 million, down $33 million or 4% from the fourth quarter of 2014.

Net interest income was up $162 million or 9%, primarily due to volume growth across retail products, wider retail spreads, and higher trading income, partially offset by lower treasury revenue.

Non-interest income was up $108 million or 8%, as the same quarter last year included a charge relating to FVA, shown as an item of note. The current quarter had higher fee-based revenue and higher foreign exchange other than trading revenue, partially offset by equities and interest rates trading losses.

Provision for credit losses was up $4 million or 2%. In Retail and Business Banking, the provision was up due to higher losses in the oil and gas sector within the business lending portfolio, partially offset by lower write-offs and bankruptcies in the card portfolio. In Capital Markets, the current quarter had a reversal compared with a provision for credit losses in the prior year quarter, primarily due to recoveries in the U.S. real estate finance portfolio versus losses in the prior year quarter. In Corporate and Other, the provision was up primarily due to an increase in the collective allowance versus a reduction in the prior year quarter, partially offset by lower losses in CIBC FirstCaribbean.

Non-interest expenses were up $300 million or 14%, mainly due to restructuring charges primarily relating to employee severance, shown as an item of note, and higher spending on other strategic initiatives.

Income tax expense was comparable as lower income in the current quarter was offset by a decrease in the relative proportion of income earned in low tax jurisdictions.

Compared with Q3/15

Net income for the quarter was $778 million, down $200 million or 20% from the prior quarter.

Net interest income was up $22 million or 1%, primarily due to volume growth across retail products and higher trading income, partially offset by lower treasury revenue.

Non-interest income was down $59 million or 4%, primarily due to equities and interest rates trading losses, and lower commodities trading revenue, partially offset by higher insurance fees and net FVO gains in the current quarter, compared with losses in the prior quarter.

Provision for credit losses was up $9 million or 5%. In Retail and Business Banking, the provision was up primarily due to higher losses in the oil and gas sector within the business lending portfolio, partially offset by lower write-offs and bankruptcies in the card portfolio. In Capital Markets, the current quarter had a reversal compared with a provision for credit losses in the prior quarter, primarily due to recoveries in the U.S. real estate finance portfolio versus losses in the prior quarter. In Corporate and Other, the provision was comparable with the prior quarter.

Non-interest expenses were up $204 million or 9%, mainly due to restructuring charges primarily relating to employee severance, shown as an item of note.

Income tax expense was down $50 million or 29%, primarily due to lower income.

Quarterly trend analysis

Our quarterly results are modestly affected by seasonal factors. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of market activity, which affects our brokerage, investment management, and Capital Markets activities.

Revenue

Retail and Business Banking revenue has benefited from volume growth across most retail products, largely offset by the impact of the sold Aeroplan portfolio in the first quarter of 2014, the continued low interest rate environment, and attrition in our exited FirstLine mortgage broker business. The first quarter of 2015 included the gain arising from accounting adjustments on credit card-related balance sheet amounts, and the first quarter of 2014 included the gain relating to the Aeroplan transactions with Aimia and TD.

Wealth Management revenue has benefited from the impact of the acquisition of Atlantic Trust on December 31, 2013, including annual performance fees earned in the first quarter of 2015, and has also experienced growth in AUM mainly driven by strong net flows.

Capital Markets revenue is influenced, to a large extent, by market conditions and growth in the equity derivatives business, which has generally resulted in higher tax-exempt income. Revenue has also been impacted by the volatility in the structured credit run-off business. The first quarter of 2015 included the gain on sale of an investment in our merchant banking portfolio. The fourth quarter of 2014 included the charge related to FVA, while the third quarter and the first quarter of 2014 included gains within an equity-accounted investment in our merchant banking portfolio and on the sale of an equity investment in our exited European leveraged finance portfolio, respectively.

Corporate and Other includes the offset related to the TEB component of tax-exempt income noted above. The first quarter of 2014 included the gain relating to the Aeroplan transactions noted above.

Provision for credit losses

Provision for credit losses is dependent upon the credit cycle in general and on the credit performance of the loan portfolios. In Retail and Business Banking, losses in the card portfolio have been generally trending lower due to credit improvements, as well as the impact of an initiative to enhance account management practices, and the sold Aeroplan portfolio. The fourth quarter of 2015 had higher losses in the oil and gas sector within the business banking portfolio. A charge resulting from operational changes in the processing of write-offs was included in the first quarter of 2014. In Capital Markets, the second quarter of 2014 included losses in the exited U.S. leveraged finance portfolio. In Corporate and Other, the second quarter of 2014 had elevated loan losses relating to CIBC FirstCaribbean. The first and third quarters of 2014 included a reduction in the collective allowance, including the partial reversal of the credit losses relating to the Alberta floods.

Non-interest expenses

Non-interest expenses have fluctuated over the period largely due to changes in employee-related compensation and benefits, as well as higher spending on strategic initiatives. The first and fourth quarters of 2015 included restructuring charges primarily relating to employee severance. The second quarter of 2014 had a goodwill impairment charge. All quarters in 2014 had expenses relating to the development of our enhanced travel rewards program and to the Aeroplan transactions with Aimia and TD.

Income taxes

Income taxes vary with changes in income subject to tax, and the jurisdictions in which the income is earned. Taxes can also be affected by the impact of significant items and the level of tax-exempt income, which has generally been trending higher for the periods presented in the table above. No tax recovery was booked in the second quarter of 2014 in respect of the CIBC FirstCaribbean goodwill impairment charge and loan losses.

10	CIBC 2015 ANNUAL REPORT

Management’s discussion and analysis

Review of 2014 financial performance

$ millions, for the year ended October 31		Retail and Business Banking (1)	Wealth Management	Capital Markets (2)	Corporate and Other (2)	CIBC Total
2014	Net interest income	$5,634	$198	$1,561	$66	$7,459
	Non-interest income	2,232	2,408	856	408	5,904
	Intersegment revenue	397	(404)	7	–	–
	Total revenue	8,263	2,202	2,424	474	13,363
	Provision for credit losses	731	–	43	163	937
	Non-interest expenses	4,225	1,582	1,219	1,486	8,512
	Income (loss) before income taxes	3,307	620	1,162	(1,175)	3,914
	Income taxes	824	149	267	(541)	699
	Net income (loss)	$2,483	$471	$895	$(634)	$3,215
	Net income (loss) attributable to:
	Non-controlling interests	$–	$2	$–	$(5)	$(3)
	Equity shareholders	2,483	469	895	(629)	3,218
2013	Net interest income	$5,656	$186	$1,403	$208	$7,453
	Non-interest income	2,142	1,960	832	318	5,252
	Intersegment revenue	338	(343)	5	–	–
	Total revenue	8,136	1,803	2,240	526	12,705
	Provision for credit losses	930	1	44	146	1,121
	Non-interest expenses	4,038	1,301	1,317	952	7,608
	Income (loss) before income taxes	3,168	501	879	(572)	3,976
	Income taxes	791	116	180	(461)	626
	Net income (loss)	$2,377	$385	$699	$(111)	$3,350
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$(2)	$(2)
	Equity shareholders	2,377	385	699	(109)	3,352

(1)	Certain information has been reclassified to conform to the presentation adopted in the current year. See “External reporting changes” for additional details.
(2)	Capital Markets revenue and income taxes are reported on a TEB basis with an equivalent offset in the revenue and income taxes of Corporate and Other.

The following discussion provides a comparison of our results of operations for the years ended October 31, 2014 and 2013.

Overview

Net income for 2014 was $3,215 million, compared with $3,350 million in 2013. The decrease in net income of $135 million was due to higher non-interest expenses and income taxes, partially offset by higher revenue and a lower provision for credit losses.

Revenue by segment

Retail and Business Banking

Revenue was up $127 million or 2% from 2013, primarily due to volume growth across most products, higher fees, and the gain relating to the Aeroplan transactions, shown as an item of note. These factors were partially offset by lower cards revenue as a result of the Aeroplan transactions, and lower revenue from our exited FirstLine mortgage broker business.

Wealth Management

Revenue was up $399 million or 22% from 2013, primarily due to the acquisition of Atlantic Trust in 2014, higher AUA and AUM in retail brokerage, higher AUM in asset management driven by net sales of long-term mutual funds and market appreciation, and a higher contribution from our equity-accounted investment in American Century Investments (ACI).

Capital Markets

Revenue was up $184 million or 8% from 2013, primarily due to higher revenue from corporate banking, U.S. real estate finance and underwriting and advisory activity, and gains on the sale of an equity investment in our exited European leveraged finance portfolio, and within an equity-accounted investment in our merchant banking portfolio, shown as items of note. These factors were partially offset by a charge relating to the incorporation of FVA into the valuation of our uncollateralized derivatives.

Corporate and Other

Revenue was down $52 million or 10% from 2013, primarily due to lower treasury revenue and a higher TEB adjustment, partially offset by the gain relating to the Aeroplan transactions, noted above.

Consolidated CIBC

Net interest income

Net interest income was comparable with 2013 as volume growth across most retail products and higher revenue from corporate banking were offset by lower card revenue, as a result of the Aeroplan transactions noted above, and lower treasury revenue.

Non-interest income

Non-interest income was up $652 million or 12% from 2013, primarily due to higher AUM driven by net sales of long-term mutual funds and market appreciation, the acquisition of Atlantic Trust in 2014, and gains relating to the Aeroplan transactions, the sale of an equity investment in our exited European leveraged financial portfolio, and within an equity-accounted investment in our merchant banking portfolio, noted above. These factors were partially offset by the charge relating to FVA noted above.

CIBC 2015 ANNUAL REPORT	11

Management’s discussion and analysis

Provision for credit losses

Provision for credit losses was down $184 million or 16% from 2013. In Retail and Business Banking, the provision was down mainly due to lower write-offs and bankruptcies in the card portfolio which reflected credit improvements, as well as the impact of an initiative to enhance account management practices, and the sold Aeroplan portfolio. In addition, 2014 had lower losses in the business lending portfolio, and included a charge resulting from operational changes in the processing of write-offs, while 2013 included a charge resulting from a revision of estimated loss parameters on our unsecured lending portfolios, both shown as items of note. In Capital Markets, the provision was comparable with 2013. Losses were experienced in 2014 in our exited U.S. leveraged finance portfolio, while 2013 had losses in our exited European leveraged finance portfolio, both shown as items of note. In Corporate and Other, the provision was up primarily due to the loan losses in 2014 relating to CIBC FirstCaribbean, shown as an item of note, partially offset by a decrease in the collective allowance. In 2013, results included estimated credit losses related to the Alberta floods, shown as an item of note, a portion of which was estimated to not be required and therefore reversed in 2014.

Non-interest expenses

Non-interest expenses increased by $904 million or 12% from 2013, primarily due to the goodwill impairment charge relating to CIBC FirstCaribbean in 2014, shown as an item of note, higher employee compensation and benefits, and higher spending on strategic initiatives.

Income taxes

Income tax expense was $699 million, compared with $626 million in 2013. Income tax expense was higher, notwithstanding lower income in 2014, primarily due to no tax recovery being booked in 2014 in respect of the CIBC FirstCaribbean goodwill impairment charge and loan losses, partially offset by the impact of higher tax-exempt income.

Outlook for calendar year 2016

Global growth is expected to gradually strengthen in 2016, but still be roughly in line with the moderate pace achieved in the 2012 to 2014 period. Emerging markets are forecast to be sluggish but should still improve after a very weak year, responding to currency depreciations and lower interest rates. The U.S. and Europe should be fairly steady with growth in the 2% to 2.5% range, with Europe responding to monetary stimulus and the U.S. driven by continued healthy domestic demand. The U.S. Federal Reserve is likely to begin raising interest rates, but the federal funds rate could close the year near 1%, still very low by historical standards. Canada’s economic growth should accelerate to a roughly 2% pace, as it moves past the most severe declines in energy sector capital spending, and sees a lift to non-energy exports from the prior year’s decline in the Canadian dollar. Movement in both exchange rates and short-term interest rates are expected to be limited, with long yields moving up somewhat in response to higher U.S. Treasury yields.

Retail and Business Banking should see steady growth in consumer credit as interest rates stay low, alongside a moderation in mortgage growth linked to diminishing price gains in real estate. Business credit demand should remain healthy, helped by increased capital spending outside the energy sector. Credit quality should remain healthy, with little stress outside the energy-producing provinces.

A gradual firming in commodity prices on better global growth should be supportive for equity-related business in Capital Markets and Wealth Management, and Capital Markets should see continued strength in the issuance of government debt, in part to cover deficits in the energy-producing provinces.

12	CIBC 2015 ANNUAL REPORT

Management’s discussion and analysis

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in analyzing financial performance.

Adjusted measures

Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted results remove items of note from reported results and are used to calculate our adjusted measures noted below. Items of note include the results of our structured credit run-off business, the amortization of intangibles, and certain items of significance that arise from time to time which management believes are not reflective of underlying business performance. We believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitate a more informed analysis of trends. While we believe that adjusted measures may facilitate comparisons between our results and those of some of our Canadian peer banks which make similar adjustments in their public disclosure, it should be noted that there is no standardized meaning for adjusted measures under GAAP.

We also adjust our results to gross up tax-exempt revenue on certain securities to a TEB basis, being the amount of fully taxable revenue, which, were it to have incurred tax at the statutory income tax rate, would yield the same after-tax revenue.

Adjusted diluted EPS

We adjust our reported diluted EPS to remove the impact of items of note, net of income taxes, and any other item specified in the table on the following page to calculate the adjusted EPS.

Adjusted efficiency ratio

We adjust our reported revenue and non-interest expenses to remove the impact of items of note and gross up tax-exempt revenue to bring it to a TEB basis, as applicable.

Adjusted dividend payout ratio

We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of income taxes, to calculate the adjusted dividend payout ratio.

Adjusted return on common shareholders’ equity

We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of income taxes, to calculate the adjusted ROE.

Adjusted effective tax rate

We adjust our reported income before income taxes and reported income taxes to remove the impact of items of note to calculate the adjusted effective tax rate.

Economic capital

Economic capital provides a framework to evaluate the returns of each SBU, commensurate with risk assumed. The economic capital measure is based upon an estimate of equity capital required by the businesses to absorb unexpected losses consistent with our targeted risk rating over a one-year horizon. Economic capital comprises primarily credit, market, operational, and strategic risk capital. The difference between our total equity capital and economic capital is held in Corporate and Other.

There is no comparable GAAP measure for economic capital.

Economic profit

Net income attributable to equity shareholders, adjusted for a charge on economic capital, determines economic profit. This measures the return generated by each SBU in excess of our cost of capital, thus enabling users of our financial information to identify relative contributions to shareholder value.

Segmented return on equity

We use ROE on a segmented basis as one of the measures for performance evaluation and resource allocation decisions. While ROE for total CIBC provides a measure of return on common equity, ROE on a segmented basis provides a similar metric relating to the economic capital allocated to the segments. As a result, segmented ROE is a non-GAAP measure.

CIBC 2015 ANNUAL REPORT	13

Management’s discussion and analysis

The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis.

$ millions, for the year ended October 31		2015	2014	2013	2012	2011
Reported and adjusted diluted EPS
Reported net income attributable to diluted common shareholders	A	$3,531	$3,131	$3,253	$3,136	$2,728
After-tax impact of items of note (1)		232	442	219	88	316
After-tax impact of items of note on non-controlling interests		(2)	(10)	–	–	–
Dividends on convertible preferred shares (2)		–	–	–	–	(38)
Adjusted net income attributable to diluted common shareholders (3)	B	$3,761	$3,563	$3,472	$3,224	$3,006
Reported diluted weighted-average common shares outstanding (thousands)	C	397,832	398,420	401,261	404,145	406,696
Removal of impact of convertible preferred shares (thousands) (2)		–	–	–	–	(9,609)
Adjusted diluted weighted-average shares outstanding (thousands) (3)	D	397,832	398,420	401,261	404,145	397,087
Reported diluted EPS ($)	A/C	$8.87	$7.86	$8.11	$7.76	$6.71
Adjusted diluted EPS ($) (3)	B/D	9.45	8.94	8.65	7.98	7.57
Reported and adjusted efficiency ratio
Reported total revenue (4)	E	$13,856	$13,363	$12,705	$12,485	$12,435
Pre-tax impact of items of note (1)		(40)	(276)	(30)	(9)	21
TEB		482	421	357	281	189
Adjusted total revenue (3)	F	$14,298	$13,508	$13,032	$12,757	$12,645
Reported non-interest expenses (4)	G	$8,861	$8,512	$7,608	$7,202	$7,486
Pre-tax impact of items of note (1)		(338)	(539)	(249)	(63)	(358)
Adjusted non-interest expenses (3)	H	$8,523	$7,973	$7,359	$7,139	$7,128
Reported efficiency ratio (4)	G/E	63.9%	63.7%	59.9%	57.7%	60.2%
Adjusted efficiency ratio (3)(4)	H/F	59.6%	59.0%	56.5%	56.0%	56.4%
Reported and adjusted dividend payout ratio
Reported net income attributable to common shareholders	I	$3,531	$3,131	$3,253	$3,136	$2,690
After-tax impact of items of note (1)		232	442	219	88	316
After-tax impact of items of note on non-controlling interests		(2)	(10)	–	–	–
Adjusted net income attributable to common shareholders (3)	J	$3,761	$3,563	$3,472	$3,224	$3,006
Dividends paid to common shares	K	$1,708	$1,567	$1,523	$1,470	$1,391
Reported dividend payout ratio	K/I	48.4%	50.0%	46.8%	46.9%	51.7%
Adjusted dividend payout ratio (3)	K/J	45.4%	44.0%	43.9%	45.6%	46.3%
Reported and adjusted return on common shareholders’ equity
Average common shareholders’ equity	L	$ 18,857	$17,067	$15,167	$14,116	$12,145
Reported return on common shareholders’ equity	I/L	18.7%	18.3%	21.4%	22.2%	22.2%
Adjusted return on common shareholders’ equity (3)	J/L	19.9%	20.9%	22.9%	22.8%	24.8%
Reported and adjusted effective tax rate
Reported income before income taxes	M	$4,224	$3,914	$3,976	$3,992	$3,805
Pre-tax impact of items of note (1)		298	408	298	107	328
Adjusted income before income taxes (3)	N	$4,522	$4,322	$4,274	$4,099	$4,133
Reported income taxes	O	$634	$699	$626	$689	$927
Tax impact of items of note (1)		66	(34)	79	49	24
Adjusted income taxes (3)	P	$700	$665	$705	$738	$951
Reported effective tax rate	O/M	15.0%	17.9%	15.8%	17.3%	24.4%
Adjusted effective tax rate (3)	P/N	15.5%	15.4%	16.5%	18.0%	23.0%

$ millions, for the year ended October 31		Retail and Business Banking	Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2015 Reported net income (loss)		$2,524	$520	$1,004	$(458)	$3,590
After-tax impact of items of note (1)		(28)	18	8	234	232
Adjusted net income (loss) (3)		$2,496	$538	$1,012	$(224)	$3,822
2014 Reported net income (loss)		$2,483	$471	$895	$(634)	$3,215
After-tax impact of items of note (1)		(64)	15	18	473	442
Adjusted net income (loss) (3)		$2,419	$486	$913	$(161)	$3,657
2013 Reported net income (loss)		$2,377	$385	$699	$(111)	$3,350
After-tax impact of items of note (1)		38	4	118	59	219
Adjusted net income (loss) (3)		$2,415	$389	$817	$(52)	$3,569
2012 Reported net income		$2,156	$335	$589	$223	$3,303
After-tax impact of items of note (1)		8	(34)	67	17	58
Adjusted net income (3)		$2,164	$301	$656	$240	$3,361
2011 Reported net income (loss)		$2,184	$279	$543	$(128)	$2,878
After-tax impact of items of note (1)		9	1	100	194	304
Adjusted net income (3)		$2,193	$280	$643	$66	$3,182

(1)	Reflects impact of items of note under “2015 Financial results” section and below.
(2)	We irrevocably renounced by way of a deed poll, our right to convert the series 26, 27, and 29 non-cumulative Class A Preferred Shares (the Convertible Preferred Shares) into CIBC common shares, except in circumstances that would be a “Trigger Event” as described in the August 2011 Non-Viability Contingent Capital (NVCC) advisory issued by OSFI. By renouncing our conversion rights, the Convertible Preferred Shares are no longer dilutive subsequent to August 16, 2011, the date the conversion rights were renounced by CIBC. The impact of dilution prior to August 17, 2011 has been removed for the purposes of calculation of the adjusted diluted EPS.
(3)	Non-GAAP measure.
(4)	Certain prior period information has been reclassified to conform to the presentation adopted in the current year. See “External reporting changes” for additional details.

14	CIBC 2015 ANNUAL REPORT

Management’s discussion and analysis

Impact of items of note in prior years

2013

Net income was affected by the following items of note:

•

$114 million ($84 million after-tax) loss from the structured credit run-off business, including the charge in respect of a settlement of the U.S. Bankruptcy Court adversary proceeding brought by the Estate of Lehman Brothers Holdings, Inc. (Capital Markets);

•	$39 million ($37 million after-tax) restructuring charge relating to CIBC FirstCaribbean (Corporate and Other);
•

$38 million ($28 million after-tax) increase in the portion of the collective allowance recognized in Corporate and Other(1), including $56 million of estimated credit losses relating to the Alberta floods;

•	$35 million ($19 million after-tax) impairment of an equity position associated with our exited U.S. leveraged finance portfolio (Capital Markets);
•	$24 million ($18 million after-tax) costs relating to the development of our enhanced travel rewards program and to the Aeroplan transactions with Aimia and TD (Retail and Business Banking);
•

$23 million ($19 million after-tax) amortization of intangible assets(2) ($5 million after-tax in Retail and Business Banking, $4 million after-tax in Wealth Management, and $10 million after-tax in Corporate and Other);

•	$21 million ($15 million after-tax) loan losses in our exited European leveraged finance portfolio (Capital Markets);
•	$20 million ($15 million after-tax) charge resulting from a revision of estimated loss parameters on our unsecured lending portfolios (Retail and Business Banking); and
•	$16 million ($16 million after-tax) gain, net of associated expenses, on the sale of our Hong Kong and Singapore-based private wealth management business (Corporate and Other).

The above items of note increased revenue by $30 million, provision for credit losses by $79 million and non-interest expenses by $249 million, and decreased income tax expense by $79 million. In aggregate, these items of note decreased net income by $219 million.

2012

Net income was affected by the following items of note:

•	$57 million ($32 million after-tax) loan losses in our exited U.S. leveraged finance portfolio (Capital Markets);
•	$37 million ($35 million after-tax) gain relating to an equity-accounted investment (Wealth Management);
•

$33 million ($24 million after-tax) loss relating to the change in valuation of collateralized derivatives to an overnight index swap (OIS) basis ($23 million after-tax in Capital Markets and $1 million after-tax in Corporate and Other);

•

$30 million ($25 million after-tax) amortization of intangible assets ($8 million after-tax in Retail and Business Banking, $1 million after-tax in Wealth Management and $16 million after-tax in Corporate and Other);

•	$28 million ($16 million after-tax) hedge accounting loss on leveraged leases (Capital Markets);
•

$24 million ($19 million after-tax) gain on sale of interests in entities in relation to the acquisition of TMX Group Inc. by Maple Group Acquisition Corporation, net of associated expenses (Capital Markets); and

•	$20 million ($15 million after-tax) loss from the structured credit run-off business (Capital Markets).

The above items of note increased revenue by $9 million, provision for credit losses by $53 million and non-interest expenses by $63 million, and decreased income tax expense by $49 million. In aggregate, these items of note decreased net income by $58 million.

In addition, net income attributable to common shareholders was also affected by the following item of note:

•	$30 million premium paid on preferred share redemptions.

2011

Net income was affected by the following items of note:

•	$203 million goodwill impairment charge relating to CIBC FirstCaribbean (Corporate and Other);
•	$178 million ($128 million after-tax) loss from the structured credit run-off business (Capital Markets);
•	$90 million ($65 million after-tax) loss from mark-to-market (MTM) volatility prior to the establishment of accounting hedges on securitized mortgages and funding liabilities (Corporate and Other);
•	$90 million ($46 million after-tax) gain on sale of a merchant banking investment, net of associated expenses (Capital Markets);
•	$76 million ($55 million after-tax) reduction in the collective allowance (Corporate and Other);
•	$37 million after-tax gain on the sale of CIBC Mellon Trust Company’s Issuer Services business (Corporate and Other);
•

$35 million ($28 million after-tax) amortization of intangible assets ($9 million after-tax in Retail and Business Banking, $1 million after-tax in Wealth Management and $18 million after-tax in Corporate and Other); and

•	$25 million ($18 million after-tax) loan loss in our exited European leveraged finance business (Capital Markets).

The above items of note decreased revenue by $21 million, provision for credit losses by $51 million, increased non-interest expenses by $358 million, and decreased income tax expense by $24 million. In aggregate, these items of note decreased net income by $304 million.

In addition, net income attributable to common shareholders was also affected by the following item of note:

•	$12 million premium paid on preferred share redemptions.

(1)	Relates to collective allowance, except for (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; and (iii) net write-offs for the cards portfolio, which are all reported in the respective SBUs.
(2)	Beginning in the fourth quarter of 2013, also includes amortization of intangible assets for equity-accounted associates.

CIBC 2015 ANNUAL REPORT	15

Management’s discussion and analysis

Strategic business units overview

CIBC has three SBUs – Retail and Business Banking, Wealth Management and Capital Markets. These SBUs are supported by the following functional groups – Technology and Operations, Finance (including Treasury), Administration, Risk Management, and Internal Audit, as well as other support groups, which all form part of Corporate and Other. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our International banking operations comprising mainly CIBC FirstCaribbean, strategic investments in the CIBC Mellon joint ventures, and other income statement and balance sheet items not directly attributable to the business lines. CIBC’s investment in The Bank of N.T. Butterfield & Son Limited was included in Corporate and Other results until it was sold on April 30, 2015.

In November 2015, the name of the Wholesale Banking SBU was changed to Capital Markets. This SBU comprises global markets, corporate and investment banking, and other.

Business unit allocations

Treasury activities impact the reported financial results of the SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, which impacts the revenue performance of the SBUs. Once the interest and liquidity risk inherent in our client-driven assets and liabilities is transfer priced into Treasury, it is managed within CIBC’s risk framework and limits. The residual financial results associated with Treasury activities are reported in Corporate and Other. Capital is attributed to the SBUs in a manner that is intended to consistently measure and align economic costs with the underlying benefits and risks associated with SBU activities. Earnings on unattributed capital remain in Corporate and Other. We review our transfer pricing methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices.

To measure and report the results of operations of the lines of business within our Retail and Business Banking and Wealth Management SBUs, we use a Manufacturer/Customer Segment/Distributor Management Model. The model uses certain estimates and allocation methodologies in the preparation of segmented financial information. Under this model, internal payments for sales, renewals, trailer commissions and the recovery of distribution service costs are made among the lines of business and SBUs. Periodically, the sales, renewals and trailer commission rates paid to customer segments for certain products/services are revised and applied prospectively.

Non-interest expenses are attributed to the SBUs to which they relate based on appropriate criteria. Revenue, expenses, and other balance sheet resources related to certain activities are fully allocated to the lines of business within the SBUs.

The individual allowances and related provisions are reported in the respective SBUs. The collective allowances and related provisions are reported in Corporate and Other except for: (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; and (iii) net write-offs for the card portfolio, which are all reported in the respective SBUs. All allowances and related provisions for CIBC FirstCaribbean are reported in Corporate and Other.

Revenue, taxable equivalent basis

The SBUs evaluate revenue on a TEB basis. In order to arrive at the TEB amount, the SBUs gross up tax-exempt revenue on certain securities to a TEB basis, being the amount of fully taxable revenue, which, were it to have incurred tax at the statutory income tax rate, would yield the same after-tax revenue. Simultaneously, an equivalent amount is booked as an income tax expense resulting in no impact on the net income of the SBUs. This measure enables comparability of revenue arising from both taxable and tax-exempt sources. The total TEB adjustments of the SBUs are offset in revenue and income tax expense in Corporate and Other.

16	CIBC 2015 ANNUAL REPORT

Management’s discussion and analysis

Retail and Business Banking

Retail and Business Banking provides personal and business clients across Canada with financial advice, products and services through a strong team of advisors and relationship managers, in our banking centres or through remote channels such as mobile advisors, telephone, online or mobile banking.

Our business strategy

We are focused on being the number one Retail and Business Bank in Canada in client experience and profitable revenue growth. To deliver on our objectives, we are making banking easy, personalized, and flexible, which will support us in deepening client relationships, and acquiring and retaining clients.

2015 progress

We made good progress in 2015 against our strategy.

Accelerating profitable revenue growth	Enhancing the client experience

•       Introduced a new co-branded rewards Visa card with TELUS, strengthening our credit card portfolio and providing more options for our clients. The card is available through CIBC, and in over 500 TELUS retail locations across Canada, with on-the-spot adjudication allowing TELUS customers to be approved in-store.

•       Introduced the new role of Banking Centre Leader, giving each of our over 1,000 banking centres across Canada a single leader responsible for building and deepening client relationships and strengthening ties in the community.

•       Began the transformation of our banking centres by leveraging digital technology to help clients complete day-to-day banking transactions through tablets and mobile devices in banking centres, while enhancing our focus on advice and relationships in our in-person interactions.

•       Expanded our client facing roles in Business Banking, adding more relationship managers to meet with clients and offer advice to help them meet their banking and financing needs.

•       Expanded our Imperial Service Direct offer, which connects clients with a dedicated financial advisor by phone. The offer enables CIBC to deliver financial advice and deepen relationships with clients who visit our banking centres infrequently, and prefer a remote offer to meet their needs.

•       Delivered on our stated objective of retaining 25% of the FirstLine mortgage portfolio, two years sooner than originally planned. This means thousands of clients who held a mortgage only with FirstLine have now moved to our CIBC brand where we can deepen our relationship with them going forward.

•       Continued our focus on meeting the full relationship needs of our business clients through the launch of eDeposit for Cash, an innovative service that allows business owners to deposit cash to their CIBC business account while it is still on their premises.

•       CIBC was the first among the Big 5 Canadian banks to make a mobile banking app available for the Apple Watch, giving Canadians a new way to bank and furthering CIBC’s innovation leadership for our clients.

•       Our bank earned continued external recognition for leadership in digital channels, earning the highest score among the Big 5 in the Forrester Research Inc. Mobile Banking Functionality Benchmark report, tied with one other bank. CIBC also earned the highest score in Forrester’s Benchmark report on Online Banking functionality among the Big 5.

•       Announced a partnership with MaRS Discovery District to create a new corporate innovation hub and join MaRS’ new FinTech cluster, continuing our focus on developing the next wave of banking innovations for our clients.

•       Became the first major Canadian bank to participate in suretap, enabling our clients to pay with their smartphone by adding any of our credit cards to the new suretap open mobile wallet. This is another step forward in providing our clients with innovative, flexible banking options.

•       Our retail advisors ranked us #1 in Investment Executive magazine’s annual Report Card on Banks and Credit Unions in Canada. These results show that our retail advisory team sees the progress we are making in building a strong, innovative, relationship-oriented bank.

•       Announced our strategic partnership on the Union Pearson Express, the new express rail service between Union Station and Pearson Airport. This allows us to enhance the client experience, and CIBC’s profile, at Canada’s two busiest transportation hubs.

•       Enhanced CIBC Online Banking with new functionality, including online financial planning tools which allow clients to stay connected to their financial goals.

Our focus for 2016

We will deliver on our objective to be the best retail and business bank in Canada by maintaining a strong focus on our clients, building on our leadership in innovation, and simplifying our bank to make it easier for clients to do business with us.

Clients want their bank to know them, and understand their needs. We will continue to deepen client relationships, including providing differentiated service to clients based on their relationship with CIBC and their banking preferences.

CIBC leads the market in delivering innovations to our clients in how they make payments and conduct their banking. Our focus is on continued innovation through digital channels that will deliver banking that meets the evolving personal and business needs of Canadians.

CIBC 2015 ANNUAL REPORT	17

Management’s discussion and analysis

2015 financial review

Revenue(1) ($ billions)	Net income ($ billions)	Average loans and acceptances ($ billions)	Average deposits ($ billions)	Efficiency ratio(1) (%)

Personal banking

•       Total average loans and acceptances and average deposit growth of 8% (excluding FirstLine mortgages)

•       Leading mortgage market share growth

•       Increased the number of Mobile Sales Advisors by 30% in the year

•       Close to 50% of our clients now engaged with CIBC digitally, and growing

•       Product use count of new clients 12 months after joining up 40% since 2012

•       Number of new sales originations through COMPASS surpassed 1 million

Average loans and acceptances(2) ($ billions)	Average deposits ($ billions)

Business banking

•       Total average loans and acceptances and average deposit growth of 9%

•       Leading market share growth in both business deposits and business loans (excluding commercial mortgages)

•       Successful growth of the Business Investment Growth Account (BIGA) launched October 2014

Average loans and acceptances ($ billions)	Average deposits ($ billions)

(1)	Certain prior period information has been reclassified to conform to the presentation adopted in the current year. See “External reporting changes” for additional details.
(2)	Total average loans and acceptances includes FirstLine mortgages.

18	CIBC 2015 ANNUAL REPORT

Management’s discussion and analysis

Results(1)

$ millions, for the year ended October 31	2015	2014 (2)	2013 (2)
Revenue
Personal banking	$6,722	$6,349	$6,021
Business banking	1,627	1,530	1,529
Other	91	384	586
Total revenue	8,440	8,263	8,136
Provision for credit losses	707	731	930
Non-interest expenses	4,312	4,225	4,038
Income before income taxes	3,421	3,307	3,168
Income taxes	897	824	791
Net income	$2,524	$2,483	$2,377
Net income attributable to:
Equity shareholders (a)	$2,524	$2,483	$2,377
Efficiency ratio	51.1%	51.1%	49.6%
Return on equity (3)	56.1%	64.1%	62.5%
Charge for economic capital (3) (b)	$(541)	$(479)	$(478)
Economic profit (3) (a+b)	$1,983	$2,004	$1,899
Average assets ($ billions)	$242.9	$229.9	$226.9
Average loans and acceptances ($ billions)	$243.3	$230.4	$227.2
Average deposits ($ billions)	$172.0	$162.3	$156.1
Full-time equivalent employees	21,532	21,864	21,781

(1)	For additional segmented information, see Note 28 to the consolidated financial statements.
(2)	Certain prior period information has been reclassified to conform to the presentation adopted in the current year. See “External reporting changes” for additional details.
(3)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income was up $41 million or 2% from 2014, primarily due to higher revenue and a lower provision for credit losses, partially offset by higher non-interest expenses and income taxes.

Revenue

Revenue was up $177 million or 2% from 2014.

Personal banking revenue was up $373 million or 6%, primarily due to volume growth, higher fees, and a gain arising from accounting adjustments on credit card-related balance sheet amounts, shown as an item of note.

Business banking revenue was up $97 million or 6%, primarily due to volume growth and higher fees, partially offset by narrower spreads.

Other was down $293 million or 76%, as the prior year included the gain relating to the Aeroplan transactions with Aimia and TD, shown as an item of note. The current year included lower cards revenue as a result of the Aeroplan transactions, as well as lower revenue from our exited FirstLine mortgage broker business.

Provision for credit losses

Provision for credit losses was down $24 million or 3% from 2014, as the prior year included a charge resulting from operational changes in the processing of write-offs, shown as an item of note. Lower loan losses in the card portfolio in the current year reflect credit improvements, as well as the impact of an initiative to enhance account management practices, and the sold Aeroplan portfolio. This was partially offset by higher losses in the oil and gas sector within the business lending portfolio.

Non-interest expenses

Non-interest expenses were up $87 million or 2% from 2014, primarily due to higher spending on strategic initiatives. The prior year included costs relating to the development of our enhanced travel rewards program and to the Aeroplan transactions, shown as an item of note.

Income taxes

Income taxes were up $73 million or 9% from 2014, primarily due to higher income, the impact of changes in the proportion of income subject to varying rates of income tax, and a lower income tax rate applicable to the gain related to the Aeroplan transactions in the prior year.

Average assets

Average assets were up $13.0 billion or 6% from 2014 due to growth in CIBC-brand mortgages, partially offset by attrition in the exited FirstLine mortgage broker business. Excluding exited FirstLine mortgages and the sold Aeroplan portfolio, average assets grew by 11%.

Voluntary agreement on the reduction of credit card interchange fees

In recent years, the Canadian federal government has held discussions with various stakeholders on the fees paid by merchants to accept credit card payments from their clients, including fees set by payment networks known as interchange fees.

On November 4, 2014, an agreement was announced between the Canadian federal government, VISA and MasterCard for the voluntary reduction of interchange fee rates to an average effective rate of 1.50% for the next five years.

The agreement went into effect in April 2015, and the impact is included in the personal banking financial results.

CIBC 2015 ANNUAL REPORT	19

Management’s discussion and analysis

Wealth Management

Wealth Management provides integrated advice and investment solutions to meet the needs of institutional, retail, and high net worth clients. Our asset management, retail brokerage and private wealth management businesses combine to create an integrated offer, delivered through more than 1,500 advisors across Canada and the U.S.

Our business strategy

Our growth strategy is supported by three strategic priorities:

1.	Enhance the client experience and strengthen relationships
2.	Attract new clients
3.	Pursue strategic growth opportunities

2015 progress

We made good progress in 2015 against our strategy.

Enhance the client experience and strengthen relationships	Attract new clients	Pursue strategic growth opportunities

•       We launched new planning capabilities which will help us deliver comprehensive and individually tailored financial plans to our clients.

•       In CIBC Wood Gundy, we continued to invest in our strong technology platform to significantly streamline the new client onboarding and account opening process.

•       We launched new client segmentation initiatives including Financial Fluency seminars for young clients and a program for female clients called CIRCLE.

•       CIBC Investor’s Edge was recognized in the MoneySense Best Discount Brokerages Review as first in the Fees and Commissions category for its $6.95 flat-fee trading.

•       We had a strong year with $15 billion in net flows driven by all of our Wealth Management businesses.

•       Our Canadian asset management business achieved its 6th consecutive record for long-term mutual funds net sales of $5.5 billion.

•       Strong partnership with Retail and Business Banking helped drive CIBC Investor’s Edge new account openings up 36% versus last year.

• We completed our integration of Atlantic
Trust, a U.S. private wealth management
firm as part of our strategic plan to grow our
North American business.

•       To complement our organic growth
momentum, we seek acquisitions and
investments that align to our risk profile.

Our focus for 2016

Our strategic priorities for 2016 continue to focus on deepening relationships with our clients and elevating business momentum by:

•	Enhancing the client experience
•	Driving asset growth
•	Optimizing our business platform

2015 financial review

Revenue ($ billions)	Net income ($ millions)	Assets under administration and management(1)(2) ($ billions)	Mutual funds ($ billions)

(1)	Certain prior period information has been restated/reclassified to conform to the presentation adopted in the current year. See “External reporting changes” for additional details.
(2)	AUM amounts are included in the amounts reported under AUA.

20	CIBC 2015 ANNUAL REPORT

Management’s discussion and analysis

Retail brokerage

•       17% growth in AUM; AUA up slightly
•       Both CIBC Wood Gundy, our full service brokerage, and CIBC Investor’s Edge, our discount brokerage, made solid progress in the 2015 J.D. Power Canadian Investor Satisfaction Surveys
•       CIBC Investor’s Edge was recognized in the MoneySense Best Discount Brokerages Review as
first in the Fees and Commissions category

Assets under administration and management(1)(2) ($ billions)

Asset management

•       8% growth in AUM

•       Record net sales of long-term mutual funds of $5.5 billion

•       Several ongoing improvements to product offer were implemented in the year to deliver superior results for our clients

Assets under administration and management(1)(2) ($ billions)

Private wealth management

•       21% growth in AUA

•       New initiatives to help clients build, protect, and transfer family wealth, with a focus on women and multi-generational families

•       Completed our integration of Atlantic Trust, a U.S. private wealth management firm, as part of our strategic plan to grow our North American business

Assets under administration and management(2) ($ billions)

(1)	Certain prior period information has been restated/reclassified to conform to the presentation adopted in the current year. See “External reporting changes” for additional details.
(2)	AUM amounts are included in the amounts reported under AUA.

CIBC 2015 ANNUAL REPORT	21

Management’s discussion and analysis

Results(1)

$ millions, for the year ended October 31	2015	2014	2013
Revenue
Retail brokerage	$1,230	$1,185	$1,060
Asset management	862	742	621
Private wealth management	379	275	122
Total revenue	2,471	2,202	1,803
Provision for (reversal of) credit losses	(1)	–	1
Non-interest expenses	1,784	1,582	1,301
Income before income taxes	688	620	501
Income taxes	168	149	116
Net income	$520	$471	$385
Net income attributable to:
Non-controlling interests	$–	$2	$–
Equity shareholders (a)	520	469	385
Efficiency ratio	72.2%	71.8%	72.2%
Return on equity (2)	22.5%	22.4%	20.4%
Charge for economic capital (2) (b)	$(276)	$(255)	$(231)
Economic profit (2) (a+b)	$244	$214	$154
Average assets ($ billions)	$4.8	$4.4	$4.0
Average loans ($ billions)	$2.1	$1.9	$1.8
Average deposits ($ billions)	$9.0	$8.5	$8.1
AUA ($ billions) (3)	$304.8	$288.6	$226.3
AUM ($ billions) (3)	$169.9	$151.5	$104.7
Full-time equivalent employees	4,350	4,169	3,840

(1)	For additional segmented information, see Note 28 to the consolidated financial statements.
(2)	For additional information, see the “Non-GAAP measures” section.
(3)	Certain prior period information has been restated/reclassified to conform to the presentation adopted in the current year. See “External reporting changes” for additional details.

Financial overview

Net income was up $49 million or 10% from 2014, primarily due to higher revenue, partially offset by higher non-interest expenses.

Revenue

Revenue was up $269 million or 12% from 2014.

Retail brokerage revenue was up $45 million or 4%, primarily due to higher investment management and custodial fees driven by higher AUM and AUA, partially offset by lower commission revenue.

Asset management revenue was up $120 million or 16%, primarily due to higher AUM, driven largely by record net sales of long-term mutual funds and market appreciation, and a higher contribution from our equity-accounted investment in ACI.

Private wealth management revenue was up $104 million or 38%, primarily due to higher AUM, the inclusion of a full year of Atlantic Trust results in the current year versus ten months in the prior year, and annual performance fees earned in Atlantic Trust.

Non-interest expenses

Non-interest expenses were up $202 million or 13% from 2014, primarily due to higher performance-based compensation and other employee-related costs, and the inclusion of a full year of Atlantic Trust results in the current year.

Income taxes

Income taxes were up $19 million or 13% from 2014, primarily due to higher income.

Assets under administration

AUA were up $16.2 billion or 6% from 2014, mainly due to strong net flows. AUM amounts are included in the amounts reported under AUA.

22	CIBC 2015 ANNUAL REPORT

Management’s discussion and analysis

Capital Markets

Capital Markets provides integrated credit and global markets products, investment banking advisory services and top-ranked research to corporate, government and institutional clients around the world. In November 2015, the name of this SBU was changed to Capital Markets from Wholesale Banking. This SBU comprises global markets, corporate and investment banking, and other.

Our business strategy

Our goal is to be the leading Capital Markets franchise in Canada with global capabilities aligned to the needs of our clients. We are focused on developing deep client relationships and earning our clients’ trust through unparalleled execution and innovation, and strong collaboration across CIBC.

2015 progress

We made good progress in 2015 against our strategy.

Deepening client relationships and strengthening our platform in Canada	Targeted international growth aligned to core sectors and clients	Continuing to collaborate and innovate to deliver solutions for clients across CIBC

•       We held leadership positions in syndicated loans, debt and equity underwriting, M&A advisory, equity trading, commodities and foreign exchange.

•       We continued to add value and strengthen service through enhanced client coverage and the delivery of strategic solutions and award winning research.

•       We had record attendance at our annual Whistler conference where more than 100 leading companies discussed their business and growth strategies with institutional investors.

•       We helped clients grow globally through expanded lending and advisory mandates, particularly in the areas of energy, utilities and infrastructure finance.

•       We continued to expand our suite of capital markets products to support our client’s businesses, particularly in the areas of foreign exchange, fixed income, commodities and equity derivatives in key regions globally.

•       We continued to invest in our U.S. platform with a focus on energy and infrastructure.

•       Introduced CIBC Global Money Transfer, an innovative no-fee service allowing retail clients to send money overseas easily and affordably, online or in branch.

•       Introduced CIBC Foreign Cash Online allowing retail clients to order foreign currencies online for delivery to their home, branch or the airport.

•       We continued to enhance our leading e-business capabilities to meet client trading needs across asset classes.

Our focus for 2016

To achieve our goals, we are focused on three strategic priorities in 2016:

•	Strengthen and expand leadership positions in Canada
•	Build a North American platform and expand coverage in key sectors globally
•	Deliver innovation to clients across CIBC

2015 financial review

Revenue ($ billions)	Net income ($ millions)	Economic capital(1) ($ billions)	Average value-at-risk (VaR) ($ millions)

(1)	For additional information, see the “Non-GAAP measures” section.

As a leading wholesale bank in Canada and active in core Canadian industries in the rest of the world, Capital Markets acted as:

•	Lead financial advisor to Shred-it Inc. on its sale to Stericycle Inc. for US$2.3 billion;
•	Sole bookrunner on the inaugural $1.0 billion senior unsecured notes offering for CPPIB Capital Inc.;
•	Joint bookrunner for a US$1.15 billion Class A Limited Voting Share offering for Brookfield Asset Management Inc.;
•	Lead Manager on the $1.3 billion re-opening of the Province of Ontario’s debentures due December 2, 2046;
•

Co-lead arranger and co-underwriter for a $1.8 billion and US$593 million senior secured credit facility, in addition to joint bookrunner on a $950 million bought deal of subscription receipts and extendible convertible debentures in support of DH Corporation’s acquisition of Fundtech;

•	Financial advisor to Veresen Inc. on the acquisition of a 50% interest in the Ruby Pipeline from Global Infrastructure Partners for US$1.4 billion;
•

Exclusive financial advisor to Calloway REIT on the $1.2 billion acquisition of interests in 24 properties as well as the SmartCentres leasing and development platform, and sole bookrunner on Calloway REIT’s $230 million equity offering to partially finance this acquisition;

•	Joint bookrunner for a US$1.0 billion multi-tranche debt offering for Indiana Toll Road Concession Company, LLC.; and
•	Joint bookrunner on a $750 million issue of 10-year investment grade bonds for Husky Energy Inc.

CIBC 2015 ANNUAL REPORT	23

Management’s discussion and analysis

Global markets

•       Canada Derivatives House Of The Year

2015 GlobalCapital Americas Derivatives Awards

•       Leader in Canadian Equity Trading – #1 in volume, value and number of trades

TSX and ATS Market Share report as at October 31, 2015

•       2015 Greenwich Quality Leader in Canadian Foreign Exchange Services

Greenwich Associates Global Foreign Exchange Services Study

•       2015 Greenwich Share Leader in Overall Canadian Fixed-Income Market Share

Greenwich Associates Canadian Fixed-Income Investors Study

•       2015 Greenwich Share Leader in Canadian Equity Research/Advisory Portfolio Managers Vote Share

Greenwich Associates Canadian Equity Investors Study

Revenue – Global markets ($ millions)

Corporate and investment banking

•       #1 in Canada for Investment Grade Loan Market Share

Brendan Wood International Investment and Corporate Banking World Watch, 2015

•       #1 in Canada for High Yield Loan Market Share

Brendan Wood International Investment and Corporate Banking World Watch, 2015

•       #1 in Canada in Structured Products Market Share

Brendan Wood International Investment and Corporate Banking World Watch, 2015

•       #2 in Canada in Equity Capital Markets Market Share

Brendan Wood International Investment and Corporate Banking World Watch, 2015

•       #2 in Canada in Investment Banking Market Share

Brendan Wood International Investment and Corporate Banking World Watch, 2015

Revenue – Corporate and investment banking ($ millions)

24	CIBC 2015 ANNUAL REPORT

Management’s discussion and analysis

Results(1)

$ millions, for the year ended October 31	2015	2014	2013
Revenue
Global markets	$1,539	$1,193	$1,265
Corporate and investment banking	1,107	1,120	919
Other	(4)	111	56
Total revenue (2)	2,642	2,424	2,240
Provision for credit losses	17	43	44
Non-interest expenses	1,329	1,219	1,317
Income before income taxes	1,296	1,162	879
Income taxes (2)	292	267	180
Net income	$1,004	$895	$699
Net income attributable to:
Equity shareholders (a)	$1,004	$895	$699
Efficiency ratio	50.3%	50.3%	58.8%
Return on equity (3)	36.9%	37.4%	32.4%
Charge for economic capital (3) (b)	$(326)	$(294)	$(269)
Economic profit (3) (a+b)	$678	$601	$430
Average assets ($ billions)	$142.8	$122.5	$121.3
Full-time equivalent employees	1,342	1,304	1,273

(1)	For additional segmented information, see Note 28 to the consolidated financial statements.
(2)	Revenue and income taxes are reported on a TEB basis. Accordingly, revenue and income taxes include a TEB adjustment of $482 million (2014: $421 million; 2013: $357 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.
(3)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income was up $109 million or 12% from 2014, primarily due to higher revenue and a lower provision for credit losses, partially offset by higher non-interest expenses.

Revenue

Revenue was up $218 million or 9% from 2014.

Global markets revenue was up $346 million or 29%, as the prior year included a charge relating to the incorporation of FVA into the valuation of our uncollateralized derivatives, shown as an item of note. The current year included higher revenue from foreign exchange, equity derivatives, interest rate and commodities trading.

Corporate and investment banking revenue was down $13 million or 1%, as the prior year included a gain within an equity-accounted investment in our merchant banking portfolio, partially offset by a gain on sale of an investment in our merchant banking portfolio in the current year, both shown as items of note. Higher revenue from corporate banking was offset by lower investment portfolio gains.

Other revenue was down $115 million or 104%, as the prior year included a gain on the sale of an equity investment in our exited European leveraged finance portfolio, shown as an item of note.

Provision for credit losses

Provision for credit losses was down $26 million or 60% from 2014, as the prior year included loan losses in our exited U.S. leveraged finance portfolio, shown as an item of note. The current year included lower losses in our corporate lending portfolio.

Non-interest expenses

Non-interest expenses were up $110 million or 9% from 2014, primarily due to higher performance-based compensation and other employee-related costs, and higher allocated infrastructure costs.

Income taxes

Income taxes were up $25 million or 9% from 2014, primarily due to higher income, partially offset by the impact of changes in the proportion of income subject to varying rates of tax in different jurisdictions.

Average assets

Average assets were up $20.3 billion or 17% from 2014, primarily due to higher loan balances in corporate banking and U.S. real estate finance and higher derivatives valuation.

Canadian federal budget

The 2015 Canadian federal budget, released on April 21, 2015, contained new rules for “synthetic equity arrangements” which would eliminate the tax-deductibility of Canadian inter-corporate dividends for Canadian corporations in certain circumstances effective November 1, 2015. A revised draft of the rules was released on July 31, 2015. The proposed rules, if enacted, would be effective November 1, 2015, with a set of transition rules that would apply between November 1, 2015 and April 30, 2017. CIBC continues to evaluate the impact on Capital Markets.

CIBC 2015 ANNUAL REPORT	25

Management’s discussion and analysis

Structured credit run-off business

The results of the structured credit run-off business are included in the Capital Markets SBU.

Results

$ millions, for the year ended October 31	2015	2014	2013
Net interest expense	$(17)	$(30)	$(50)
Non-interest income (loss)	(2)	19	95
Total revenue (loss)	(19)	(11)	45
Non-interest expenses	10	4	159
Loss before income taxes	(29)	(15)	(114)
Income taxes	(8)	(4)	(30)
Net loss	$(21)	$(11)	$(84)

Net loss for the year was $21 million (US$17 million), compared with a net loss of $11 million (US$10 million) in 2014.

The net loss for the year was mainly due to net interest expenses and a loss due to a decrease in the value of gross receivables related to purchased protection from financial guarantors (on loan assets that are carried at amortized cost) resulting from an increase in the MTM of the underlying positions. These were partially offset by gains on unhedged positions and a reduction in credit valuation adjustment (CVA) relating to financial guarantors. During the year, there were no terminations.

Position summary

The following table summarizes our positions within the structured credit run-off business:

US$ millions, as at October 31, 2015		Investment and loans (1)			Written credit derivatives, liquidity and credit facilities		Credit protection purchased from
							Financial guarantors		Other counterparties
	Notional	Fair value of trading, AFS and FVO securities	Fair value of securities classified as loans	Carrying value of securities classified as loans	Notional	Fair value of written credit derivatives	Notional	Fair value net of CVA	Notional	Fair value net of CVA
USRMM – CDO	$–	$–	$–	$–	$168	$118	$–	$–	$168	$118
CLO	601	–	579	579	414	4	937	7	–	–
Corporate debt	–	–	–	–	3,397	–	–	–	3,397	1
Other	456	305	18	17	280	26	10	2	–	–
Unmatched	–	–	–	–	–	–	–	–	382	–
	$1,057	$305	$597	$596	$4,259	$148	$947	$9	$3,947	$119
October 31, 2014	$1,969	$369	$1,415	$1,417	$5,679	$192	$2,352	$27	$4,656	$154

(1)	Excluded from the table above are AFS equity securities that we obtained in consideration for commutation of our U.S. residential mortgage market (USRMM) contracts with financial guarantors with a carrying value of US$22 million (2014: US$23 million).

USRMM – collateralized debt obligation (CDO)

Our net USRMM position, consisting of a written credit derivative, amounted to US$168 million. This position was hedged through protection purchased from a large U.S.-based diversified multinational insurance and financial services company with which we have market-standard collateral arrangements.

Collateralized loan obligation (CLO)

CLO positions consist of senior tranches of CLOs backed by diversified pools of primarily U.S. (69%) and European-based (28%) senior secured leveraged loans. As at October 31, 2015, approximately 72% of the total notional amount of the CLO tranches was rated equivalent to AAA, 26% was rated between the equivalent of AA+, and the remainder was the equivalent of A or lower. As at October 31, 2015, approximately 24% of the underlying collateral was rated equivalent to BB- or higher, 58% was rated between the equivalent of B+ and B-, 6% was rated equivalent to CCC+ or lower, with the remainder unrated. The CLO positions have a weighted-average life of 1.7 years and average subordination of 32%.

Corporate debt

Corporate debt exposure consists of a large matched super senior derivative, where CIBC has purchased and sold credit protection on the same reference portfolio. The reference portfolio consists of highly diversified, predominantly investment grade corporate credit. Claims on these contracts do not occur until cumulative credit default losses from the reference portfolio exceed 30% during the remaining 14-month term of the contract. On this reference portfolio, we have sold protection to an investment dealer.

26	CIBC 2015 ANNUAL REPORT

Management’s discussion and analysis

Other

Our significant positions in the Investments and loans section within Other, as at October 31, 2015, include:

•

Variable rate Class A-1/A-2 notes classified as trading securities with a notional value of US$221 million and a fair value of US$214 million, tracking notes classified as AFS with a notional value of US$4 million and a fair value of US$2 million, and loans with a notional value of US$54 million and fair value and carrying value of nil. These notes were originally received in exchange for our non-bank sponsored asset-backed commercial paper (ABCP) in January 2009, upon the ratification of the Montreal Accord restructuring;

•

US$106 million notional value of CDOs consisting of trust preferred securities (TruPs) collateral, which are Tier I Innovative Capital Instruments issued by U.S. regional banks and insurers. These securities are classified as FVO securities and had a fair value of US$85 million; and

•	US$19 million notional value of an asset-backed security (ABS) classified as a loan, with fair value of US$18 million and carrying value of US$17 million.

Our significant positions in the written credit derivatives, liquidity and credit facilities section within Other, as at October 31, 2015, include:

•

US$216 million notional value of written credit derivatives with a fair value of US$26 million on inflation-linked notes, and CDO tranches with collateral consisting of non-U.S. residential mortgage-backed securities and TruPs; and

•	US$44 million of undrawn Margin Funding Facility related to the Montreal Accord restructuring.

Unmatched

The underlying in our unmatched position is a reference portfolio of corporate debt.

Credit protection purchased from financial guarantors and other counterparties

The following table presents the notional amounts and fair values of credit protection purchased from financial guarantors and other counterparties by counterparty credit quality, based on external credit ratings (Standard & Poor’s Ratings Services (S&P) and/or Moody’s Investors Service, Inc. (Moody’s)), and the underlying referenced assets.

	Notional amounts of referenced assets						Credit protection purchased from financial guarantors and other counterparties
US$ millions, as at October 31, 2015	CLO	Corporate debt	CDO – USRMM	Other	Unmatched	Total notional	Fair value before CVA	CVA	Fair value net of CVA
Financial guarantors (1)
Investment grade	$599	$–	$–	$10	$–	$609	$8	$(1)	$7
Unrated	338	–	–	–	–	338	3	(1)	2
	937	–	–	10	–	947	11	(2)	9
Other counterparties (1)
Investment grade	–	–	168	–	–	168	118	–	118
Unrated	–	3,397	–	–	382	3,779	1	–	1
	$–	$3,397	$168	$–	$382	$3,947	$119	$–	$119
Total	$937	$3,397	$168	$10	$382	$4,894	$130	$(2)	$128
October 31, 2014	$2,370	$3,952	$212	$30	$444	$7,008	$188	$(7)	$181

(1)	In cases where more than one credit rating agency provides ratings and those ratings differ, we use the lowest rating.

The unrated other counterparty is a Canadian conduit. The conduit is in compliance with collateral posting arrangements and has posted collateral exceeding current market exposure. The fair value of the collateral as at October 31, 2015 was US$230 million relative to nil net exposure.

Lehman Brothers bankruptcy proceedings

In 2013, we recognized a US$150 million charge (US$110 million after-tax) in respect of the full settlement of the U.S. Bankruptcy Court adversary proceeding brought by the Estate of Lehman Brothers Holdings, Inc. challenging the reduction to zero of our unfunded commitment on a variable funding note. In 2008, we recognized a US$841 million gain on the variable funding note.

CIBC 2015 ANNUAL REPORT	27

Management’s discussion and analysis

Corporate and Other

Corporate and Other includes the following functional groups – Technology and Operations, Finance (including Treasury), Administration, Risk Management, and Internal Audit, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our International banking operations comprising mainly CIBC FirstCaribbean, strategic investments in the CIBC Mellon joint ventures, and other income statement and balance sheet items not directly attributable to the business lines. CIBC’s investment in The Bank of N.T. Butterfield & Son Limited was included in Corporate and Other results until it was sold on April 30, 2015.

Results(1)

$ millions, for the year ended October 31	2015	2014	2013
Revenue
International banking	$678	$601	$593
Other	(375)	(127)	(67)
Total revenue (2)	303	474	526
Provision for credit losses	48	163	146
Non-interest expenses	1,436	1,486	952
Loss before income taxes	(1,181)	(1,175)	(572)
Income taxes (2)	(723)	(541)	(461)
Net loss	$(458)	$(634)	$(111)
Net income (loss) attributable to:
Non-controlling interests	$14	$(5)	$(2)
Equity shareholders	(472)	(629)	(109)
Full-time equivalent employees	16,977	17,087	16,145

(1)	For additional segmented information, see Note 28 to the consolidated financial statements.
(2)	TEB adjusted. See footnote 2 in the “Capital Markets” section for additional details.

Financial overview

Net loss was $458 million compared with a net loss of $634 million in 2014, primarily due to a lower provision for credit losses and lower non-interest expenses, partially offset by lower revenue.

Revenue

Revenue was down $171 million or 36% from 2014.

International banking revenue was up $77 million or 13% from 2014, primarily due to favourable foreign exchange rates.

Other revenue was down $248 million from 2014, primarily due to lower treasury revenue and a higher TEB adjustment. The prior year included the gain relating to the Aeroplan transactions with Aimia and TD, shown as an item of note.

Provision for credit losses

Provision for credit losses was down $115 million or 71%, as the prior year included loan losses relating to CIBC FirstCaribbean, partially offset by a reduction in the collective allowance, including lower estimated credit losses relating to the Alberta floods, both shown as items of note. Excluding items of note, the current year still had lower losses in CIBC FirstCaribbean, partially offset by an increase in the collective allowance versus a reduction in the prior year.

Non-interest expenses

Non-interest expenses were down $50 million or 3% from 2014, as the prior year included a goodwill impairment charge relating to CIBC FirstCaribbean, while the current year included cumulative restructuring charges primarily relating to employee severance, shown as items of note.

Income taxes

Income tax benefit was up $182 million, primarily due to no income tax recovery booked in the prior year in respect of the CIBC FirstCaribbean goodwill impairment charge and loan losses, and a higher TEB adjustment in the current year.

28	CIBC 2015 ANNUAL REPORT

Management’s discussion and analysis

Financial condition

Review of condensed consolidated balance sheet

$ millions, as at October 31	2015	2014
Assets
Cash and deposits with banks	$18,637	$13,547
Securities
Trading	46,181	47,061
AFS	28,534	12,228
FVO	267	253
	74,982	59,542
Securities borrowed or purchased under resale agreements	33,334	36,796
Loans and acceptances
Residential mortgages	169,258	157,526
Personal	36,517	35,458
Credit card	11,804	11,629
Business and government	75,072	65,287
Allowance for credit losses	(1,670)	(1,660)
	290,981	268,240
Derivative instruments	26,342	20,680
Other assets	19,033	16,098
	$463,309	$414,903
Liabilities and equity
Deposits
Personal	$137,378	$130,085
Business and government	178,850	148,793
Bank	10,785	7,732
Secured borrowings	39,644	38,783
	366,657	325,393
Obligations related to securities lent or sold short or under repurchase agreements	20,149	23,764
Derivative instruments	29,057	21,841
Acceptances	9,796	9,212
Other liabilities	12,223	10,932
Subordinated indebtedness	3,874	4,978
Equity	21,553	18,783
	$463,309	$414,903

Assets

Total assets as at October 31, 2015 were up $48.4 billion or 12% from 2014, of which approximately $12 billion was the result of appreciation of the U.S. dollar.

Cash and deposits with banks increased by $5.1 billion or 38%, mainly due to higher short-term placements in treasury.

Securities increased by $15.4 billion or 26%, primarily due to an increase in AFS securities, as a result of treasury activities, including the purchase of government securities, mortgage-backed securities and U.S. agency securities. Further details on the composition of securities are provided in the “Supplementary annual financial information” section and Note 4 to the consolidated financial statements.

Securities borrowed or purchased under resale agreements decreased by $3.5 billion or 9%, mainly due to treasury activities, as the proceeds were used to purchase the AFS securities discussed above. This was partially offset by client-driven activity in Capital Markets.

Loans and acceptances increased by $22.7 billion or 8%. Business and government loans and acceptances were up $9.8 billion or 15%, largely due to an increase in our domestic lending portfolio and the impact of foreign exchange. Residential mortgages were up $11.7 billion or 7%, primarily due to growth in CIBC brand mortgages, partially offset by attrition in the exited FirstLine mortgage broker business. Personal loans were up $1.1 billion or 3%, due to volume growth. Further details on the composition of loans and acceptances are provided in the “Supplementary annual financial information” section and Note 5 to the consolidated financial statements.

Derivative instruments increased by $5.7 billion or 27%, largely driven by an increase in foreign exchange derivative and interest rate derivative valuations.

Other assets increased by $2.9 billion or 18%, primarily due to an increase in collateral pledged for derivatives, defined benefit pension assets and broker receivables.

CIBC 2015 ANNUAL REPORT	29

Management’s discussion and analysis

Liabilities

Total liabilities as at October 31, 2015 were up $45.6 billion or 12% from 2014, of which approximately $12 billion was the result of appreciation of the U.S. dollar.

Deposits increased by $41.3 billion or 13%, primarily due to domestic retail volume growth, the impact of foreign exchange and higher wholesale funding. Further details on the composition of deposits are provided in the “Supplementary annual financial information” section and Note 10 to the consolidated financial statements.

Obligations related to securities lent or sold short or under repurchase agreements decreased by $3.6 billion or 15%, primarily due to client-driven activities.

Derivative instruments increased by $7.2 billion or 33%, largely driven by an increase in foreign exchange derivative and interest rate derivative valuations.

Other liabilities increased by $1.3 billion or 12%, primarily due to an increase in broker payables and collateral received for derivatives.

Subordinated indebtedness decreased by $1.1 billion or 22%, primarily due to a redemption during the year. See the “Capital management and planning” section for further details.

Equity

Equity as at October 31, 2015 was up $2.8 billion or 15% from 2014, primarily due to a net increase in retained earnings and accumulated other comprehensive income (AOCI) foreign currency translation adjustments. During the year, CIBC redeemed and issued preferred shares. See the “Capital management and planning” section for further details.

Capital resources

Our capital strength protects our depositors and creditors from risks inherent in our businesses, allows us to absorb unexpected losses, and enables us to take advantage of attractive business opportunities. It also enables us to maintain a favourable credit standing and to raise additional capital or other funding on attractive terms. Our objective is to maintain a strong and efficient capital base. Capital needs to be monitored and rebalanced continually; we manage and monitor our capital to maximize risk-adjusted return to shareholders and to maintain a sufficient capital buffer to ensure that we meet regulatory requirements.

Regulatory capital requirements

Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI, which are based upon the risk-based capital standards developed by the Basel Committee on Banking Supervision (BCBS).

Regulatory capital consists of CET1, Tier 1 and Tier 2 capital. OSFI mandated all institutions to have established a target CET1 ratio of 7%, comprised of the 2019 all-in minimum ratio plus a conservation buffer, beginning in 2013. For the Tier 1 and Total capital ratios, the all-in targets are 8.5% and 10.5%, respectively, beginning in 2014. These targets may be higher for certain institutions if OSFI feels the circumstances warrant it. “All-in” is defined by OSFI as capital calculated to include all of the regulatory adjustments that will be required by 2019, but retaining the phase-out rules for non-qualifying capital instruments. Certain deductions from CET1 capital are phased in at 20% per year from 2014 for the determination of capital under the transitional rules. Amounts not yet deducted from capital under OSFI’s transitional rules are risk weighted, creating a difference between RWAs on a transitional and all-in basis.

OSFI has released its guidance on domestic systemically important banks (D-SIBs) and the associated capital surcharge. CIBC is considered to be a D-SIB in Canada along with the Bank of Montreal, the Bank of Nova Scotia, the National Bank of Canada, the Royal Bank of Canada, and the Toronto-Dominion Bank. D-SIBs will be subject to a 1% CET1 surcharge commencing January 1, 2016.

Capital adequacy requirements are applied on a consolidated basis. The consolidation basis applied to our financial statements is described in Note 1 to the consolidated financial statements, except for our insurance subsidiaries (CIBC Reinsurance Company Limited and CIBC Life Insurance Company Limited), which are excluded from the regulatory scope of consolidation. CIBC Life Insurance Company Limited is subject to OSFI’s Minimum Continuing Capital Surplus Requirements for life insurance companies.

A comparison of the BCBS transitional capital ratio requirements and the OSFI all-in target capital ratio requirements is as follows:

Transitional basis (BCBS)	All-in basis (OSFI)

30	CIBC 2015 ANNUAL REPORT

Management’s discussion and analysis

The tiers of regulatory capital indicate increasing quality/permanence and the ability to absorb losses. The major components of our regulatory capital are summarized as follows:

(1)	Excluding AOCI relating to cash flow hedges and changes to FVO liabilities attributable to changes in own credit risk.

Risk-weighted assets

The following table provides a summary of permissible regulatory capital approaches and those adopted by CIBC:

Risk category	Permissible regulatory capital approaches	Approach adopted by CIBC
Credit risk

Basel provides three approaches for calculating credit risk capital requirements – standardized, foundation and advanced internal ratings-based (AIRB). OSFI expects financial institutions in
Canada with assets in excess of $5 billion to use the AIRB
approach for all material portfolios and credit businesses.

Basel provides two approaches for calculating credit risk capital requirements for securitization positions in the banking book –
standardized and internal ratings-based (IRB) approaches.

We have adopted the AIRB approach for the majority of our
credit portfolios. Under this methodology, we utilize our own internal estimates to determine probability of default (PD), loss given default (LGD), maturity, and exposure at default (EAD) for lending products and securities.

We use the IRB approach for securitization exposures which
comprises several calculation approaches (Ratings-Based,
Supervisory Formula, Internal Assessment Approach).

Some portfolios deemed immaterial remain on the standardized approach.

Market risk	Market risk capital requirements can be determined under the standardized or internal models approaches. The latter involves the use of internal VaR models to measure market risk and
determine the appropriate capital requirement. The stressed VaR and incremental risk charge (IRC) also form part of the internal
models approach.	We use the internal models approach to calculate market risk capital. Our internal market risk models comprise VaR, stressed
VaR, and IRC. We also use the IRB approach for trading book
securitization positions.
Operational risk	Operational risk capital requirements can be determined under the basic indicator approach, standardized approach or advanced measurement approach (AMA).	We use AMA to calculate the operational risk capital.

CIBC 2015 ANNUAL REPORT	31

Management’s discussion and analysis

Regulatory capital and ratios

The components of our regulatory capital and ratios under Basel III (all-in basis) are presented in the table below:

$ millions, as at October 31	2015	2014
Common Equity Tier 1 (CET1) capital: instruments and reserves
Directly issued qualifying common share capital plus related stock surplus	$7,889	$7,857
Retained earnings	11,433	9,626
AOCI (and other reserves)	1,038	105
Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1)	94	82
CET1 capital before regulatory adjustments	20,454	17,670
CET1 capital: regulatory adjustments
Prudential valuation adjustments	50	52
Goodwill (net of related tax liabilities)	1,824	1,627
Other intangibles other than mortgage-servicing rights (net of related tax liabilities)	1,080	862
Deferred tax assets excluding those arising from temporary differences (net of related tax liabilities)	62	73
Defined benefit pension fund net assets (net of related tax liabilities)	385	86
Significant investments in the common stock of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions (amount above 10% threshold)	–	264
Other	224	99
Total regulatory adjustments to CET1	3,625	3,063
CET1 capital	16,829	14,607
Additional Tier 1 (AT1) capital: instruments
Directly issued qualifying AT1 instruments plus related stock surplus (1)	1,000	1,031
Directly issued capital instruments subject to phase out from AT1 (2)	1,679	1,651
Additional Tier 1 Instruments issued by subsidiaries and held by third parties (amount allowed in AT1)	12	11
AT1 capital before regulatory adjustments	2,691	2,693
AT1 capital: regulatory adjustments
Other deductions from Tier 1 capital as determined by OSFI	–	–
Total regulatory adjustments to AT1 capital	–	–
AT1 capital	2,691	2,693
Tier 1 capital (T1 = CET1 + AT1)	19,520	17,300
Tier 2 capital: instruments and provisions
Directly issued qualifying Tier 2 instruments plus related stock surplus (3)	1,000	1,000
Directly issued capital instruments subject to phase out from Tier 2	2,828	3,605
Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in Tier 2)	16	14
Collective allowances	70	70
Tier 2 capital before regulatory adjustments	3,914	4,689
Total regulatory adjustments to Tier 2 capital	–	–
Tier 2 capital (T2)	3,914	4,689
Total capital (TC = T1 + T2)	$23,434	$21,989
CET1 capital RWA (4)	$156,107	$141,250
Tier 1 capital RWA (4)	$156,401	$141,446
Total capital RWA (4)	$156,652	$141,739
Capital ratios (4)
CET1 ratio	10.8%	10.3%
Tier 1 capital ratio	12.5%	12.2%
Total capital ratio	15.0%	15.5%

(1)	Comprises non-cumulative Class A Preferred Shares Series 27, 29, 39, 41 (issued in 2015) and 43 (issued in 2015), which are treated as NVCC in accordance with OSFI’s capital adequacy guidelines. We redeemed all of our Class A Preferred Shares Series 27 on January 31, 2015 and all of our Class A Preferred Shares Series 29 on April 30, 2015. See the “Capital management and planning” section for additional information.
(2)	Comprises CIBC Tier 1 Notes – Series A due June 30, 2108 and Series B due June 30, 2108 (together, the Tier 1 Notes). The adoption of IFRS 10 “Consolidated Financial Statements” required CIBC to deconsolidate CIBC Capital Trust, which resulted in the removal of Capital Trust securities issued by CIBC Capital Trust from the consolidated balance sheet and instead recognize the senior deposit notes issued by CIBC to CIBC Capital Trust within Business and government deposits.
(3)	Comprises Debentures due on October 28, 2024 which are treated as NVCC in accordance with OSFI’s capital adequacy guidelines.
(4)	There are three different levels of RWAs for the calculation of the CET1, Tier 1 and Total capital ratios arising from the option CIBC has chosen for the phase-in of the CVA capital charge.

The components of our regulatory capital and ratios on a transitional basis are presented in the table below:

$ millions, as at October 31	2015	2014
CET1 capital	$19,147	$17,496
Tier 1 capital	20,671	18,720
Total capital	24,538	23,281
RWA	163,867	155,148
CET1 ratio	11.7%	11.3%
Tier 1 ratio	12.6%	12.1%
Total capital ratio	15.0%	15.0%
Assets-to-capital multiple (1)	n/a	17.7	x

(1)	Replaced with the Basel III leverage ratio beginning in 2015.
n/a	Not applicable.

32	CIBC 2015 ANNUAL REPORT

Management’s discussion and analysis

The components of our RWAs and corresponding minimum total capital requirements are presented in the table below:

$ millions, as at October 31	2015		2014
	RWA (All-in basis)	Minimum total capital required (1)	RWA (All-in basis)	Minimum total capital required (1)
Credit risk
Standardized approach
Corporate	$3,614	$289	$3,521	$282
Sovereign	753	60	510	41
Banks	327	26	275	22
Real estate secured personal lending	2,213	177	1,959	156
Other retail	649	52	598	48
Trading book	10	1	12	1
	7,566	605	6,875	550
AIRB approach
Corporate	58,917	4,713	50,425	4,034
Sovereign (2)	2,081	166	1,628	130
Banks	4,088	327	3,300	264
Real estate secured personal lending	10,477	838	9,253	740
Qualifying revolving retail	16,106	1,288	15,455	1,237
Other retail	7,272	582	6,486	519
Equity	725	58	713	57
Trading book	2,930	234	2,074	166
Securitization	2,011	161	1,887	151
Adjustment for scaling factor	6,266	501	5,456	436
	110,873	8,868	96,677	7,734
Other credit RWA	12,381	990	14,940	1,195
Total credit risk (before adjustment for CVA phase-in) (3)	130,820	10,463	118,492	9,479
Market risk (Internal Models and IRB Approach)
VaR	719	58	678	54
Stressed VaR	2,051	164	1,759	141
Incremental risk charge	1,606	128	1,582	127
Securitization and other	32	3	27	2
Total market risk	4,408	353	4,046	324
Operational risk (AMA)	18,194	1,456	17,320	1,386
Total RWA before adjustment for CVA phase-in	$153,422	$12,272	$139,858	$11,189
CVA adjustment (3)
CET1 RWA	$2,685	$215	$1,392	$111
Tier 1 RWA	2,979	238	1,588	127
Total RWA	3,230	258	1,881	150
Total RWA after adjustment for CVA phase-in (3)
CET1 capital RWA	$156,107	$12,487	$141,250	$11,300
Tier 1 capital RWA	156,401	12,510	141,446	11,316
Total capital RWA	156,652	12,530	141,739	11,339

(1)	Refers to the minimum standard established by the BCBS before the application of the capital conservation buffer and any other capital buffers including but not limited to the capital surcharge for global/domestic systemically important banks that may be established by regulators from time to time. It is calculated by multiplying RWA by 8%.
(2)	Includes residential mortgages insured by Canadian Mortgage and Housing Corporation (CMHC), an agency of the Government of Canada, and government guaranteed student loans.
(3)	As a result of the option that CIBC chose for calculating the CVA capital charge, the calculation of CET1, Tier 1 and Total capital ratios are based on different RWAs. The charge will be phased-in during 2014 to 2019 and relates to bilateral over-the-counter (OTC) derivatives included in the credit risk RWA.

CET1 ratio (All-in basis)

The CET1 ratio at October 31, 2015 increased 0.5% from October 31, 2014. CET1 capital increased sufficiently to counteract the impact of an increase in RWAs. The increase in CET1 capital was the result of internal capital generation (net income less dividends and share repurchases) and higher AOCI, partially offset by an increase in regulatory capital deductions. CET1 Capital RWAs at October 31, 2015 increased $14.9 billion from October 31, 2014, primarily due to increased exposures, foreign exchange movements and capital model parameter updates.

We hold regulatory capital against the underlying exposures associated with our credit card securitization trust, CARDS II Trust, as we provide non-contractual support to the trust. Applying this treatment resulted in a reduction of our 2015 Basel III CET1, Tier 1 and Total capital ratios by approximately 0.12%, 0.13% and 0.14%, respectively (2014: 0.11%, 0.13% and 0.16%, respectively).

CIBC 2015 ANNUAL REPORT	33

Management’s discussion and analysis

Movement in regulatory capital and CET1 capital RWAs

Changes in regulatory capital (all-in basis) under Basel III are presented in the table below:

$ millions, for the year ended October 31	2015	2014
Balance at beginning of year	$21,989	$19,961
Issue of common shares	30	96
Issue of preferred shares	600	400
Issue of subordinated indebtedness	–	1,000
Purchase of common shares for cancellation	(2)	(65)
Redemption of preferred shares (1)	(631)	(606)
Net income attributable to equity shareholders	3,576	3,218
Preferred and common share dividends	(1,753)	(1,654)
Premium on purchase of common shares for cancellation	(9)	(250)
Change in AOCI balances included in regulatory capital
Net foreign currency translation adjustments	722	269
Net change in AFS securities	(164)	6
Net change in cash flow hedges	(4)	13
Net change in post-employment defined benefit plans	374	(143)
Change in shortfall of allowance to expected losses	(93)	105
Goodwill and other intangible assets	(415)	(148)
Redemption of subordinated debt (2)	(447)	–
Other, including change in regulatory adjustments (3)	(339)	(213)
Balance at end of year	$23,434	$21,989

(1)	During the year, we redeemed a total of $631 million (2014: $1,075 million) of preferred shares which reduced Tier 1 capital. Due to the application of the cap on inclusion of non-qualifying capital instruments, of the 2014 redemptions, $469 million did not impact regulatory capital. See the “Capital management and planning” section for further information on redemption of preferred shares.
(2)	Due to the application of the cap on inclusion of non-qualifying capital instruments, $653 million of the $1.1 billion of subordinated debentures redeemed in April 2015 did not impact regulatory capital.
(3)	For 2014, includes the impact of $84 million to retained earnings and $349 million to AOCI as a result of the adoption of International Accounting Standard (IAS) 19 “Employee Benefits” and IFRS 10 “Consolidated Financial Statements”.

The following tables show the movement in CET1 capital RWAs (all-in basis) relating to credit, market and operational risks.

Credit risk

$ millions, for the year ended October 31	2015		2014
	Credit risk	Of which counterparty credit risk (1)	Credit risk	Of which counterparty credit risk (1)
Balance at beginning of year	$119,884	$5,068	$115,101	$5,521
Book size (2)	7,892	1,010	3,039	(488)
Book quality (3)	1,667	158	(1,242)	(658)
Model updates (4)	(524)	–	2,947	89
Methodology and policy (5)	292	292	770	1,083
Acquisitions and disposals	–	–	(2,024)	–
Foreign exchange movements	4,507	347	2,629	146
Other	(213)	1,023	(1,336)	(625)
Balance at end of year (6)	$133,505	$7,898	$119,884	$5,068

Market risk

$ millions, for the year ended October 31	2015	2014
Balance at beginning of year	$4,046	$3,460
Movement in risk levels (7)	444	508
Model updates (4)	364	5
Methodology and policy (5)	–	–
Acquisitions and disposals	–	–
Foreign exchange movements	(446)	73
Other	–	–
Balance at end of year	$4,408	$4,046

Operational risk

$ millions, for the year ended October 31	2015	2014
Balance at beginning of year	$17,320	$18,186
Movement in risk levels (8)	874	(173)
Methodology and policy (5)	–	(525)
Acquisitions and disposals	–	(168)
Balance at end of year	$18,194	$17,320

(1)	Comprises derivatives and repo-style transactions.
(2)	Relates to net increase/decrease in the underlying exposures.
(3)	Relates to changes in credit risk mitigation and credit quality of the borrower/counterparty.
(4)	Relates to internal model or parameter changes.
(5)	Relates to regulatory changes implemented on an industry-wide basis (i.e., Basel III) and any capital methodology changes implemented within CIBC for our portfolios.
(6)	Includes $2,685 million (2014: $1,392 million) of CET1 CVA RWAs relating to bilateral OTC derivatives.
(7)	Relates to changes in open positions and market data.
(8)	Relates to changes in loss experience and business environment and internal control factors.

34	CIBC 2015 ANNUAL REPORT

Management’s discussion and analysis

Movement in CET1 capital RWAs

Credit risk

The increase in credit risk RWA mainly reflects the organic growth in our retail and capital markets portfolios through the year, as well as increases due to the appreciation of the U.S. dollar. The increase due to book quality reflects the impact of various downgrades experienced during the year. Model updates include refinements and normal course updates to our underlying AIRB models and parameters, such as, PD, LGD and EAD. Methodology and policy updates reflect regulatory changes in capital methodologies and includes the phased-in implementation of the CVA capital charge.

Market risk

The overall increase in market risk RWAs is primarily driven by the movement in risk levels, which includes changes in open positions and the market rates affecting these positions.

Operational risk

The movement in risk levels reflects the changes in loss experience, changes in the business environment and internal control factors.

Basel III leverage ratio

The Basel III capital reforms included a non-risk-based capital metric, the leverage ratio, to supplement risk-based capital requirements. On January 12, 2014, the BCBS issued the full text of its leverage ratio framework.

The leverage ratio is defined as the Capital Measure (Tier 1 capital) divided by the Exposure Measure. The Exposure Measure includes the sum of:

(i)	On-balance sheet assets less Tier 1 capital regulatory adjustments;
(ii)	Derivative exposures as specified under the rules;
(iii)	Securities financing transaction exposures with a limited form of netting under certain conditions; and
(iv)	Other off-balance sheet exposures (commitments, direct credit substitutes, letters of credit, and securitization exposures).

Items deducted from Tier 1 capital will be excluded from the Exposure Measure.

On October 30, 2014, OSFI issued the final “Leverage Requirements Guideline” outlining the implementation of the Basel III leverage ratio framework in Canada effective November 2014. The Basel III leverage ratio replaces the assets-to-capital multiple test. Federally regulated deposit-taking institutions are expected to have Basel III leverage ratios that meet or exceed 3%.

The BCBS required banks to disclose their leverage ratio beginning in 2015. The document states that the BCBS will continue to assess whether a minimum requirement of 3% for the leverage ratio is appropriate. Any final adjustments to the rule will be made by 2017, for implementation on January 1, 2018. Information on CIBC’s leverage ratio is included in the table below.

$ millions, as at		2015 Oct. 31	2015 Jul. 31
Transitional basis
Tier 1 capital	A	$20,671	$20,416
Leverage ratio exposure	B	503,504	494,297
Leverage ratio	A/B	4.1%	4.1%
All-in basis
Tier 1 capital	C	$19,520	$19,284
Leverage ratio exposure	D	502,552	493,475
Leverage ratio	C/D	3.9%	3.9%

Leverage ratio (All-in basis)

The leverage ratio was comparable with July 31, 2015. An increase in Tier 1 capital, which primarily resulted from internal capital generation and higher AOCI, was offset by higher leverage exposures, mainly driven by an increase in on-balance sheet exposures.

Continuous enhancement to risk-based capital requirements

The BCBS has published a number of proposals for changes to the existing risk-based capital requirements, and continues to do so with the objective of clarifying and increasing the capital requirements for certain business activities. Since the start of the fiscal year, the BCBS has published the following proposals.

A consultative document, “Review of the Credit Valuation Adjustment Risk Framework”, was issued by the BCBS in July 2015. The document proposes a framework that considers the market risk exposure component of CVA along with its associated hedges. The regulatory capital requirement for CVA risk would be based on exposure models used to determine accounting CVA, subject to conditions. The conditions are intended to reduce potential variability from RWA calculations or other discrepancies in financial reporting practices across banks and jurisdictions. The document did not specify an implementation date.

In June 2015, the BCBS issued “Interest rate risk in the banking book”, a consultative document. This document proposes changes to the regulatory capital treatment and supervision of interest rate risk in the banking book, which would apply to large internationally active banks on a consolidated basis. The changes aim to promote sufficient capital to cover potential losses from exposures to changes in interest rates, and to limit incentives for capital arbitrage between the banking and trading books. There are two options presented in the document: a standardized Pillar 1 approach for minimum capital requirements, and an enhanced Pillar 2 approach. The timeline for implementation has not been provided at this point.

During December 2014, the BCBS finalized revisions to the securitization framework, which aim to strengthen the capital standards for securitization exposures, with an effective date of January 2018.

The BCBS has announced its intention to improve the consistency and comparability of bank capital ratios by reducing excessive variability in RWA calculations, and issued two consultative documents in December 2014 to promote this objective. “Revisions to the standardized approach for credit risk” proposes to reduce reliance on external credit ratings, increase risk sensitivity, reduce national discretion, strengthen the link between the standardized approach and the internal ratings-based approach, and enhance comparability across banks. “Capital floors: the design of a framework based on standardized approaches” focuses on the concept of the capital floor, which is designed to mitigate model risk and measurement errors stemming from internal models, to address excessive variability in RWA calculations between banks.

CIBC 2015 ANNUAL REPORT	35

Management’s discussion and analysis

The BCBS continues to review operational risk capital frameworks to provide an optimal balance between simplicity, comparability, and risk sensitivity. After further consultation with industry participants, BCBS is considering a new standardized approach which would potentially affect current methods used to calculate operational risk capital.

CIBC will continue to monitor and prepare for developments in these areas.

Revised Pillar 3 disclosure requirements

In January 2015, the BCBS issued the final standard for “Revised Pillar 3 disclosure requirements”. The document sets out the first phase of a two-phase project by the BCBS to replace existing Pillar 3 disclosure requirements for credit (including counterparty credit), market, operational, interest rate and securitization risks. Pillar 3 aims to promote market discipline through regulatory disclosure requirements, in order to improve comparability and consistency of disclosures and increase transparency and confidence about a bank’s exposure to risk and the overall adequacy of its regulatory capital.

CIBC continues to monitor the requirements and prepare for developments in this area.

Taxpayer Protection and Bank Recapitalization Regime

The Department of Finance published a consultation paper on August 1, 2014 on the Taxpayer Protection and Bank Recapitalization (bail-in) regime. The overarching policy objective is to preserve financial stability while protecting taxpayers in the event of a large bank (D-SIB) failure. The bail-in regime is designed to enable the expedient conversion, in whole or in part, of certain bank liabilities (bail-in debt) into common equity, thus ensuring that the D-SIB emerges from conversion as adequately capitalized. Bail-in debt includes long-term senior unsecured debt that is tradable and transferable, and has an original term to maturity of over 400 days. Consumer deposits are excluded. The rules would not be applied retroactively to liabilities outstanding as of the implementation date.

Upon the determination by the Superintendent of Financial Institutions that the bank has ceased, or is about to cease, to be viable, all or a portion of the bail-in debt may be converted into common equity. In addition, all capital instruments that meet the Basel III requirements for absorption of loss at the point of non-viability must be converted into common equity.

The conversion formula has yet to be determined, but it will be set in advance through regulation or guidance. The proposal specifies that the hierarchy of claims between bail-in debt holders and capital providers (including NVCC subordinated debenture holders and preferred shareholders) would be respected such that the bail-in debt holders would receive economic entitlements more favourable than capital providers.

A Higher Loss Absorbency (HLA) requirement of 17%-23% of RWA was proposed as a measure to ensure that D-SIBs can withstand severe but plausible losses and emerge from a conversion as adequately capitalized with a buffer above target capital requirements. This requirement would be met through the sum of a bank’s capital instruments (common equity and NVCC instruments) and bail-in debt. A phase-in period for meeting the HLA requirement will be provided in order to allow for a smooth transition for affected market participants.

The 2015 Canadian federal budget, released on April 21, 2015, confirmed the Government of Canada’s intention to implement a Taxpayer Protection and Bank Recapitalization (bail-in) regime. Although the budget paper did not include details of implementation, the key features noted were largely consistent with the August 1, 2014 consultation paper.

Capital management and planning

Basel establishes a framework for a bank’s Internal Capital Adequacy Assessment Process (ICAAP) which includes oversight by the Board of Directors (the Board). Our capital management policy, established by the Board, is reviewed and re-approved each year in support of the ICAAP. The policy includes specific guidelines that relate to capital strength, capital mix, dividends and return of capital, and the unconsolidated capital adequacy of regulated entities. The key guidelines relate to capital strength and mix – the former being the overriding guideline, while the latter specifically relates to cost. CIBC’s guideline on dividends and return of capital is intended to balance the need for retaining capital for strength and growth, while providing an adequate return to our shareholders.

The guidelines are not intended to be inflexible, but to provide guidance on expectations under a typical operating environment, and to flag circumstances when actual results vary significantly from the guidelines. In certain cases, the guidelines are also guiding principles used in the creation of the annual Capital Plan.

Capital needs to be monitored and rebalanced continually: retained earnings grow, term instruments mature or are redeemed, share options are exercised, and the environment changes. Furthermore, capital needs may change in relation to CIBC’s appetite for risk. Capital planning is a crucial element in our ability to achieve our desired strategic objectives; accordingly, the policy and guidelines, which provide the guidance for prudent and sound capital management practices, govern the annual Capital Plan. Each year a Capital Plan and three-year outlook are established, which encompass all of the associated elements of capital: forecasts of sources and uses, maturities, redemptions, new issuances, corporate initiatives and business growth. The annual Capital Plan establishes targets for the coming year and action plans to achieve those targets. The Capital Plan also relates the level of capital to our level of risk, both in a normal and a stressed environment. There is a comprehensive process to monitor and report the capital position against the targets.

We perform a sensitivity analysis and stress testing of our regulatory capital metrics with respect to changes in asset levels and profit levels in accordance with enterprise-wide stress testing scenarios discussed further below.

Capital initiatives

The following main capital initiatives were undertaken in 2015:

Normal course issuer bid

On September 16, 2015, we announced that the Toronto Stock Exchange had accepted the notice of CIBC’s intention to commence a normal course issuer bid (NCIB). Purchases under this bid will terminate upon the earlier of (i) CIBC purchasing up to a maximum of 8 million common shares, (ii) CIBC providing a notice of termination, or (iii) September 17, 2016. We purchased and cancelled 115,900 common shares under this bid at an average price of $96.69 for a total amount of $11 million.

Our previous NCIB expired on September 8, 2015. No common shares were purchased under this bid. See Note 15 to the consolidated financial statements for additional information.

Dividends

On December 2, 2015, the Board approved an increase in our quarterly common share dividend from $1.12 per share to $1.15 per share for the quarter ending January 31, 2016.

Our quarterly common share dividend was increased from $1.09 per share to $1.12 per share for the quarter ended October 31, 2015, from $1.06 per share to $1.09 per share for the quarter ended July 31, 2015, from $1.03 per share to $1.06 per share for the quarter ended April 30, 2015, and from $1.00 per share to $1.03 per share for the quarter ended January 31, 2015.

36	CIBC 2015 ANNUAL REPORT

Management’s discussion and analysis

Common and preferred share dividends are declared quarterly at the discretion of the Board. The declaration and payment of dividends is governed by Section 79 of the Bank Act (Canada), the terms of the preferred shares, and the terms of the Tier 1 notes issued by CIBC Capital Trust, as explained in Notes 15 and 16 to the consolidated financial statements.

Preferred shares

On April 30, 2015, we redeemed all 13,232,342 Class A Preferred Shares Series 29 with a par value and redemption price of $25.00 per share for cash.

On March 11, 2015 we issued 12 million Non-cumulative Rate Reset Class A Preferred Shares Series 43 (NVCC) (Series 43 shares) with a par value of $25.00 per share, for gross proceeds of $300 million. See “Outstanding share data” section below and Note 15 to the consolidated financial statements for further details.

On January 31, 2015, we redeemed all of our 12 million Class A Preferred Shares Series 27 with a par value and redemption price of $25.00 per share for cash.

On December 16, 2014, we issued 12 million Non-cumulative Rate Reset Class A Preferred Shares Series 41 (NVCC) (Series 41 shares) with a par value of $25.00 per share, for gross proceeds of $300 million. See “Outstanding share data” section below and Note 15 to the consolidated financial statements for further details.

Subordinated debt

Subsequent to year end, on November 2, 2015, we redeemed all $1.5 billion of our 3.15% Debentures (subordinated indebtedness) due November 2, 2020. In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, plus accrued and unpaid interest thereon.

On June 23, 2015, we purchased and cancelled $15 million (US$12 million) of our Floating Rate Debenture Notes Due 2084.

On April 30, 2015, we redeemed all $1.1 billion of our 4.11% Debentures (subordinated indebtedness) due April 30, 2020. In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, plus accrued and unpaid interest thereon.

On January 14, 2015, we purchased and cancelled $25 million (US$21 million) of our Floating Rate Debenture Notes Due 2084.

Enterprise-wide stress testing

We perform enterprise-wide stress testing on a regular basis and the results are an integral part of our ICAAP, as defined by Pillar II of the Basel III Accord, wherein we identify and measure our risks on an ongoing basis in order to ensure that the capital available is sufficient to cover all risks across CIBC, including the impacts of stress testing. We maintain a process which determines plausible but stressed economic scenarios, and then apply these stress scenarios to our bank-wide exposures to determine the impact on the consolidated statement of income, RWA requirements, and consequently, key capital ratios. This helps us analyze the potential risks within our portfolios and establish prudent capital levels in excess of the regulatory minimum requirements. All of the elements of capital are monitored throughout the year and the Capital Plan is adjusted as appropriate.

Management determines the range of scenarios to be tested. Macroeconomic stress test scenarios are designed to be both severe and plausible and designed to be consistent with OSFI’s stress testing framework to ensure that they are comprehensive.

The following diagram summarizes the enterprise-wide stress testing process including the development of scenarios, identification of risk drivers and linkages to our other bank-wide ICAAP processes. The process includes syndication with our economists and the businesses to ensure scenarios are relevant to our businesses and there is a consistent interpretation of the scenarios across CIBC.

Stress test scenarios are designed to capture a wide range of macroeconomic and financial variables that are relevant to assess the impact on our specific portfolios. This includes, for example, GDP, unemployment, house prices, interest rates and equity prices.

The stress testing process is comprehensive using a bottom-up analysis of each of our portfolios. Our stress testing approach combines the use of statistical models and expert judgment to ensure the results are reasonable in estimating the impacts of the stress scenarios.

CIBC 2015 ANNUAL REPORT	37

Management’s discussion and analysis

Stress testing methodologies and results are subject to a detailed review and challenge from both the businesses and Risk Management. Stress testing results are presented for review to the Risk Management Committee (RMC) and are also shared with the Board and OSFI. The results of our enterprise-wide stress testing are used to highlight any vulnerabilities and ensure we remain well capitalized against regulatory and management constraints.

A key objective of the enterprise-wide stress tests is to identify and foster discussion of management actions that would be taken to mitigate the impact of stress scenarios. Stress testing is also integrated into our recovery and resolution planning process.

Additional information on stress testing is provided in the “Management of risk” section.

Outstanding share data

The table below provides a summary of our outstanding shares, NVCC capital instruments, and the maximum number of common shares issuable on conversion/exercise:

	Shares outstanding		Minimum conversion price per common share	Maximum number of common shares issuable on conversion/exercise
As at November 27, 2015	Number of shares	$ millions
Common shares (1)	397,362,212	$7,820
Preferred Shares(2)(3)
Series 39 (NVCC)	16,000,000	$400	$5.00	80,000,000
Series 41 (NVCC)	12,000,000	300	5.00	60,000,000
Series 43 (NVCC)	12,000,000	300	5.00	60,000,000
Subordinated Debt(3)(4)
3% Debentures due October 28, 2024 (NVCC)	n/a	1,000	5.00	300,000,000
Stock options outstanding				4,044,988
Total		$2,000		504,044,988

(1)	Net of treasury shares.
(2)	Upon the occurrence of a Trigger Event, each share is convertible into a number of common shares, determined by dividing the par value of $25.00 plus declared and unpaid dividends by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per share (subject to adjustment in certain events as defined in the relevant prospectus supplement). Preferred shareholders do not have the right to convert their shares into common shares.
(3)	The maximum number of common shares issuable on conversion excludes the impact of declared but unpaid dividends and accrued interest.
(4)	Upon the occurrence of a Trigger Event, the debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement).
n/a	Not applicable.

The occurrence of a “Trigger Event”, as described in the capital adequacy guidelines, would result in conversion of all of the outstanding NVCC instruments described above, which would represent a dilution impact of 56% based on the number of CIBC common shares outstanding as at October 31, 2015.

Non-cumulative Rate Reset Class A Preferred Shares Series 39 (NVCC)

For the initial five year period to the earliest redemption date of July 31, 2019, the Non-cumulative Rate Reset Class A Preferred Shares Series 39 (NVCC) (Series 39 shares) pay quarterly cash dividends, if declared, at a rate of 3.90%. On July 31, 2019, and on July 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.32%.

Holders of the Series 39 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 40 (NVCC) (Series 40 shares), subject to certain conditions, on July 31, 2019 and on July 31 every five years thereafter. Holders of the Series 40 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.32%. Holders of the Series 40 shares may convert their shares on a one-for-one basis into Series 39 shares, subject to certain conditions, on July 31, 2024 and on July 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 39 shares at par on July 31, 2019, and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 40 shares at par on July 31, 2024, and on July 31 every five years thereafter.

Non-cumulative Rate Reset Class A Preferred Shares Series 41 (NVCC)

For the initial five year period to the earliest redemption date of January 31, 2020, the Series 41 shares pay quarterly cash dividends, if declared, at a rate of 3.75%. On January 31, 2020, and on January 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.24%.

Holders of the Series 41 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 42 (NVCC) (Series 42 shares), subject to certain conditions, on January 31, 2020 and on January 31 every five years thereafter. Holders of the Series 42 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.24%. Holders of the Series 42 shares may convert their shares on a one-for-one basis into Series 41 shares, subject to certain conditions, on January 31, 2025 and on January 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 41 shares at par on January 31, 2020 and on January 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 42 shares at par on January 31, 2025 and on January 31 every five years thereafter.

Non-cumulative Rate Reset Class A Preferred Shares Series 43 (NVCC)

For the initial five year period to the earliest redemption date of July 31, 2020, the Series 43 shares pay quarterly cash dividends, if declared, at a rate of 3.60%. On July 31, 2020, and on July 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.79%.

Holders of the Series 43 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 44 (NVCC) (Series 44 shares), subject to certain conditions, on July 31, 2020 and on July 31 every five years thereafter. Holders of the Series 44 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.79%. Holders of the Series 44 shares may convert their shares on a one-for-one basis into Series 43 shares, subject to certain conditions, on July 31, 2025 and on July 31 every five years thereafter.

38	CIBC 2015 ANNUAL REPORT

Management’s discussion and analysis

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 43 shares at par on July 31, 2020 and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 44 shares at par on July 31, 2025 and on July 31 every five years thereafter.

Off-balance sheet arrangements

We enter into off-balance sheet arrangements in the normal course of our business. We consolidate all of our sponsored trusts that securitize our own assets with the exception of the commercial mortgage securitization trust.

CIBC-sponsored conduits

We manage and administer a single-seller conduit and several CIBC-sponsored multi-seller conduits in Canada. Our multi-seller conduits acquire direct or indirect ownership or security interests in pools of financial assets from our clients and finance the acquisitions by issuing ABCP to investors. Our single-seller conduit acquires financial assets and finances these acquisitions through a credit facility provided by a syndicate of financial institutions. The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of over-collateralization or another form of retained interest. The conduits may obtain credit enhancement from third-party providers.

We generally provide the multi-seller conduits with commercial paper backstop liquidity facilities, securities distribution, and provide both the single and multi-seller conduits with accounting, cash management, and operations services. The liquidity facilities for our managed and administered multi-seller conduits require us to provide funding, subject to the satisfaction of certain conditions with respect to the conduits, for ABCP not placed with external investors. We also may purchase ABCP issued by our multi-seller conduits for market making purposes.

We are required to maintain certain short-term and/or long-term debt ratings with respect to the liquidity facilities that we provide to our own sponsored multi-seller conduits. If we are downgraded below the level specified under the terms of those facilities, we must provide alternative satisfactory liquidity arrangements, such as procuring an alternative liquidity provider that meets the minimum rating requirements.

We may also act as the counterparty to derivative contracts entered into by a multi-seller conduit in order to convert the yield of the underlying assets to match the needs of the multi-seller conduit’s investors or to mitigate the interest rate, basis, and currency risk within the conduit.

We earn fees for providing services related to the non-consolidated single-seller and multi-seller conduits, such as backstop liquidity facilities, distribution, transaction structuring, and conduit administration. These fees totalled $27 million in 2015 (2014: $21 million). All fees earned in respect of activities with the conduits are on a market basis.

As at October 31, 2015, the underlying collateral for various asset types in our multi-seller conduits amounted to $4.0 billion (2014: $2.7 billion). The estimated weighted-average life of these assets was 1.2 years (2014: 1.1 years). Our holdings of commercial paper issued by our non-consolidated sponsored multi-seller conduits that offer commercial paper to external investors were $59 million (2014: $4 million). Our committed backstop liquidity facilities to these conduits were $4.9 billion (2014: $4.0 billion). We also provided credit facilities of $40 million (2014: $30 million) to these conduits.

We participated in a syndicated facility for a three-year commitment of $575 million to our single-seller conduit that provides funding to franchisees of a major Canadian retailer. Our portion of the commitment was $105 million (2014: $105 million). As at October 31, 2015, we funded $94 million (2014: $81 million) through the issuance of bankers’ acceptances and prime loans.

We engage one or more of the four major rating agencies, Moody’s, DBRS Limited (DBRS), S&P, and Fitch Ratings, Inc. (Fitch), to opine on the credit ratings of ABS issued by our sponsored securitization vehicles. In the event that ratings differ between rating agencies we use the lower rating.

Our on- and off-balance sheet amounts related to the structured entities (SEs) that are not consolidated are set out in the table below. For additional details on our SEs, see Note 6 to the consolidated financial statements.

$ millions, as at October 31	2015				2014
	Investment and loans (1)	Liquidity, credit facilities and commitments		Written credit derivatives (2)	Investment and loans (1)	Liquidity, credit facilities and commitments		Written credit derivatives (2)
Single-seller and multi-seller conduits	$153	$3,972	(3)	$–	$85	$2,708	(3)	$–
Third-party structured vehicles – continuing	3,490	985		–	2,372	833		–
Pass-through investment structures	605	–		–	2,019	–		–
Commercial mortgage securitization trust	13	–		–	10	–		–
CIBC Capital Trust	7	75		–	7	72		–
CIBC-managed investment funds	–	–		–	20	–		–
CIBC-structured CDO vehicles	9	27		23	28	35		64
Third-party structured vehicles – run-off	1,449	57		827	2,436	84		1,597

(1)	Excludes securities issued by, retained interest in, and derivatives with entities established by CMHC, Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, Government National Mortgage Association, Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association. $1.0 billion (2014: $1.9 billion) of the exposures related to CIBC-structured vehicles and third-party structured vehicles – run-off were hedged.
(2)	Disclosed amounts reflect the outstanding notional of written credit derivatives. The negative fair value recorded on the consolidated balance sheet was $214 million (2014: $241 million). Notional of $0.8 billion (2014: $1.5 billion) was hedged with credit derivatives protection from third parties. The fair value of these hedges net of CVA was $159 million (2014: $182 million). An additional notional of $52 million (2014: $52 million) was hedged through a limited recourse note. Accumulated fair value losses were $1 million (2014: $4 million) on unhedged written credit derivatives.
(3)	Excludes an additional $0.9 billion (2014: $1.3 billion) relating to our backstop liquidity facilities provided to the multi-seller conduits as part of their commitment to fund purchases of additional assets and $59 million (2014: $4 million) relating to our direct investments in the multi-seller conduits which we consider investment exposure.

CIBC 2015 ANNUAL REPORT	39

Management’s discussion and analysis

Other financial transactions

We are the sponsor of several mutual and pooled funds, in the form of trusts. We are the administrator of these funds. In addition, we may act in other capacities, including custodian, trustee, and broker. We earn fees at market rates from these trusts. We do not guarantee either principal or returns to investors in these funds, except in very limited circumstances. We act as a trustee of a number of personal trusts and have a fiduciary responsibility to act in the best interests of the beneficiaries of the trusts. We earn a fee for acting as a trustee. We also participate in transactions to modify the cash flows of trusts managed by third-party asset managers to create investments with specific risk profiles, or to assist clients in the efficient management of other risks. Typically, these involve the use of derivative products, which transfer the risks and returns to or from a trust.

Derivatives

We participate in derivatives transactions, as a market maker facilitating the needs of our clients or as a principal to manage the risks associated with our funding, investing and trading strategies. Since 2008, we have ceased activities in the following areas:

•	Credit derivative contracts with clients to enable them to create synthetic exposures to meet their needs; and
•

Intermediation trades that assume credit risks of clients through credit derivatives, and in turn offset these risks by entering into credit derivative contracts with third-party financial institutions.

All derivatives are recorded at fair value on our consolidated balance sheet. See Notes 12 and 24 to the consolidated financial statements for details on derivative contracts and the risks associated with them.

Credit-related arrangements

Credit-related arrangements are generally off-balance sheet instruments and are typically entered into to meet the financing needs of clients. In addition, there are certain exposures for which we could be obligated to extend credit that are not recorded on the consolidated balance sheet. For additional details of these arrangements, see the “Liquidity risk” section and Note 22 to the consolidated financial statements.

Guarantees

A guarantee is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor failed to make payment when due in accordance with the original or modified terms of a debt instrument. Guarantees include standby and performance letters of credit and credit derivatives protection sold, as discussed in Notes 22 and 12 to the consolidated financial statements, respectively.

40	CIBC 2015 ANNUAL REPORT

Management’s discussion and analysis

Management of risk

We have provided certain disclosures required under IFRS 7 “Financial Instruments – Disclosures” related to the nature and extent of risks arising from financial instruments in the MD&A, as permitted by that IFRS standard. These disclosures are included in the sections “Risk overview”, “Credit risk”, “Market risk”, “Liquidity risk”, “Operational risk”, “Reputation and legal risk”, and “Regulatory compliance risk”. These disclosures have been shaded and form an integral part of the consolidated financial statements.

41	Risk overview
42	Risk governance structure
43	Risk management structure
44	Risk management process
44	Risk appetite statement
45	Risk policies and limits
45	Risk identification and measurement
46	Stress testing
46	Risk treatment/mitigation

47	Top and emerging risks

48	Risks arising from business activities

49	Credit risk
49	Governance and management
49	Policies
50	Process and control

50	Risk measurement
52	Exposure to credit risk
55	Credit quality of portfolios
57	Credit quality performance
58	Exposure to certain countries and regions
60	Selected exposures in certain selected activities
60	Settlement risk

61	Market risk
61	Governance and management
61	Policies
61	Process and control
61	Risk measurement
62	Trading activities
65	Non-trading activities
66	Pension risk

67	Liquidity risk
67	Governance and management
67	Policies
67	Process and control
67	Risk measurement
68	Liquid and encumbered assets
70	Funding
72	Contractual obligations

73	Other risks
73	Strategic risk
73	Insurance risk
74	Operational risk
75	Technology, information and cyber security risk
75	Reputation and legal risk
75	Regulatory compliance risk
75	Environmental risk

Risk overview

CIBC faces a wide variety of risks across all of its areas of business. Identifying and understanding risks and their impacts allows CIBC to frame its risk appetite and risk management practices. Defining acceptable levels of risk, and establishing sound principles, policies and practices for managing risks, is fundamental to achieving success in CIBC’s overall strategic imperative of delivering consistent and sustainable performance over the long term while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture, and our risk management framework.

Our risk management framework includes:

•	Board-approved risk appetite statements at the CIBC and SBU level;
•	Risk policies, procedures and limits to align activities with our risk appetite;
•	Regular risk reports to identify and communicate risk levels;
•	An independent control framework to identify and test compliance with key controls;
•	Stress testing to consider potential impacts of changes in the business environment on capital, liquidity and earnings;
•	Proactive consideration of risk mitigation options in order to optimize results; and
•	Oversight through our risk-focused committees and governance structure.

Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite. CIBC’s approach to enterprise-wide risk management aligns with the three lines of defence model:

(i)	CIBC’s lines of business and functional and support groups are responsible for all risks associated with their activities – this is the first line of defence;
(ii)	As the second line of defence, CIBC’s Risk Management, Compliance and other oversight functions are responsible for independent oversight of the enterprise-wide risks inherent in CIBC’s business activities; and
(iii)	As the third line of defence, CIBC’s internal audit function provides an independent assessment of the design and operating effectiveness of risk management controls, processes and systems.

We continuously monitor our risk profile against our defined risk appetite and related limits, taking actions as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and political and regulatory environments that influence our overall risk profile.

Regular and transparent risk reporting and discussion at senior management committees facilitate communication of risks and discussion of risk management strategies across the organization.

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Management’s discussion and analysis

Risk governance structure

There were changes made during the year to our risk governance structure. The current structure is illustrated below:

Board of Directors (the Board): The Board oversees the enterprise-wide risk management program through approval of our risk appetite and supporting risk management policies and limits. The Board accomplishes its mandate through its Audit, Risk Management, Management Resources and Compensation, and Corporate Governance committees, described below.

Audit Committee: The Audit Committee reviews the overall adequacy and the effectiveness of internal controls and the control environment, including controls over the risk management process.

Risk Management Committee (RMC): This committee assists the Board in fulfilling its responsibilities for defining CIBC’s risk appetite and overseeing CIBC’s risk profile and performance against the defined risk appetite. This includes oversight of policies, procedures and limits related to the identification, measurement, monitoring and controlling of CIBC’s principal business risks.

Management Resources and Compensation Committee (MRCC): This committee is responsible for assisting the Board in fulfilling its governance and supervisory responsibilities for strategic oversight of CIBC’s human capital, including organization effectiveness, succession planning and compensation, and the alignment of compensation with CIBC’s strategy of consistent and sustainable performance, its risk appetite and control framework.

Corporate Governance Committee: The primary function of the Corporate Governance Committee is to assist the Board in fulfilling its corporate governance oversight responsibilities.

Executive Committee (ExCo): The ExCo, led by the CEO, and including the executives reporting directly to the CEO, is responsible for setting business strategy and for monitoring, evaluating and managing risks across CIBC. The ExCo is supported by the following committees:

•

Global Asset Liability Committee (GALCO): This committee, which comprises members from the ExCo and senior Treasury and Risk Management executives, provides oversight regarding capital management and liquidity management. It also provides strategic direction regarding structural interest rate risk and structural foreign exchange risk postures, approval of funds transfer pricing policies/parameters and approval of wholesale funding plans. GALCO is supported by four subcommittees – Liquidity Risk Management Committee, Asset Liability Management Committee, Capital Management Committee, and Funds Transfer Pricing Committee – that are composed of senior executives with business and oversight responsibilities for the respective activities.

•

Global Risk Committee (GRC): This committee, which comprises the ExCo and senior leaders from the lines of business, Risk Management and other infrastructure groups, provides a forum for discussion and oversight of risk appetite, risk profile and risk-mitigation strategies. Key activities include reviewing, and providing input regarding CIBC’s risk appetite statements; monitoring risk profile against risk appetite, reviewing, and evaluating business activities in the context of risk appetite; and identifying, reviewing, and advising on current and emerging risk issues and associated mitigation plans.

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Management’s discussion and analysis

Risk management structure

The Risk Management group, led by our Chief Risk Officer, is responsible for setting risk strategies and for providing independent oversight of the businesses. Risk Management works to identify, assess, mitigate, monitor and control the risks associated with business activities and strategies, and is responsible for providing an effective challenge to the lines of business.

There were changes made during the year to the Risk Management structure. The current structure is illustrated below.

The Risk Management group performs several important activities including:

•	Developing CIBC’s risk appetite and associated management control metrics;
•	Setting risk strategy to manage risks in alignment with our risk appetite and business strategy;
•	Establishing and communicating risk policies, procedures and limits to control risks in alignment with risk strategy;
•	Measuring, monitoring and reporting on risk levels;
•	Identifying and assessing emerging and potential strategic risks;
•	Deciding on transactions that fall outside of risk limits delegated to business lines; and
•	Ensuring compliance with applicable regulatory and anti-money laundering requirements.

The ten key groups within Risk Management, independent of the originating businesses, contribute to our management of risk:

•

Global Regulatory Affairs and Risk Control – This team provides expertise in risk, controls and regulatory reporting, and oversees regulatory interactions across CIBC to ensure coordinated communication and the effective development of and adherence to action plans.

•

Capital Markets Risk Management – This unit provides independent oversight of the measurement, monitoring and control of market risks (both trading and non-trading), and trading credit risk for non-corporate counterparties across CIBC’s portfolios.

•

Balance Sheet, Liquidity and Pension Risk Management – This unit has primary global accountability for providing an effective challenge and sound risk oversight to the treasury/liquidity management function within CIBC.

•

Global Credit Risk Management – This unit includes our regional Chief Risk Officers, and is responsible for the adjudication and oversight of credit risks associated with our commercial and wholesale activities globally, management of the risks in our investment portfolios, as well as management of special loan portfolios.

•	Wealth Risk Management – This unit is responsible for the independent governance and oversight of the wealth management business/activities in CIBC globally.
•

Retail Risk Management – This unit oversees the management of credit risk in the retail lines of business (residential mortgages, credit cards, personal loans and lines of credit, small business loans).

•

Global Operational Risk Management – This team has global accountability for the identification, measurement and monitoring of all operational risks, including locations, people, insurance, technology, subsidiaries/affiliates and vendors.

•

Enterprise Risk Management – This unit is responsible for enterprise-wide analysis, including enterprise-wide stress testing and reporting, risk policy and governance, risk systems and models, as well as economic capital methodologies.

•	Compliance – This unit provides timely and proactive advice and independent oversight of CIBC’s compliance with applicable regulatory and anti-money laundering requirements.
•

Special Initiatives – This unit is responsible for assisting in the design, delivery and implementation of new initiatives aligned with Risk Management’s strategic plan, while enhancing internal client partnerships and efficiency.

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Management’s discussion and analysis

Risk management process

Our risk management process is illustrated below:

Risk appetite statement

CIBC’s risk appetite statement defines the amount of risk we are willing to assume in pursuit of our strategic and financial objectives. Our guiding principle is to practice sound risk management, supported by strong capital and funding positions, as we pursue our client-focused strategy. In defining our risk appetite, we take into consideration our vision, mission, values, and strategy, along with our risk capacity (defined by regulatory constraints). It defines how we conduct business, which is to be consistent with the following objectives:

•	Safeguarding our reputation and brand;
•	Engaging in client-oriented businesses that we understand;
•	Maintaining a balance between risk and returns;
•	Retaining a conservative attitude towards tail and event risk;
•	Meeting regulatory expectations and/or having plans in place to address any issues in a timely manner; and
•	Achieving/maintaining an AA rating.

Our CIBC risk appetite statement contains metrics with targets and limits that define our risk tolerance levels. In addition, we have SBU risk appetite statements that are integrated with the overall CIBC risk appetite statement that further articulate our business level risk tolerances.

Our CIBC risk appetite statement is reviewed annually in conjunction with our strategic, financial and capital planning cycle to ensure alignment and is approved annually by the Board. To help ensure CIBC stays within its risk appetite, the Board, Risk Management Committee of the Board, and senior management regularly receive and review reporting on our risk profile against the risk appetite targets and limits.

All strategic business decisions, as well as day-to-day business decisions, are governed by our risk appetite framework. Strategic decisions are evaluated through a due diligence process to ensure that the risk exposure is within our risk appetite; these decisions require approval from the ExCo and/or the Board before implementation. Day-to-day activities and decisions are governed by our framework of risk tolerance limits, policies, standards and procedures that support our risk appetite statement.

Risk culture

At CIBC, we strive to achieve a consistent and effective risk culture throughout the organization, promoted through both formal and informal channels. Each year, all employees are required to complete formal training on risk appetite, reputation risk, code of conduct, anti-money laundering and other key risk topics. By taking this mandatory training, all employees develop a basic knowledge of risk management in support of our risk culture. In addition to this mandatory training, we communicate all material related to risk culture (i.e., risk appetite statement, risk management priorities, principles, policies and procedures) through our internal website and internal news releases.

Risk input into compensation

At each year end, Risk Management provides an assessment of consolidated CIBC, Retail and Business Banking, Wealth Management and Capital Markets with respect to adherence to risk appetite. Risk Management also provides assessments on specific risk incidents which may directly impact individual compensation awards and/or performance ratings.

The MRCC oversees the performance rating and compensation process. The Committee is responsible for assisting the Board in fulfilling its governance and supervisory responsibilities for the strategic oversight of CIBC’s human capital and overseeing CIBC’s compensation policies, processes and practices. The Committee’s key compensation-related responsibilities include:

•	Establishing the compensation governance process;
•	Reviewing an assessment of CIBC’s business performance against CIBC’s risk appetite, control environment, and the underlying risks associated with business performance;
•	Approving and recommending for Board approval incentive compensation funding and allocations, based on an assessment of business performance and risk;
•	Evaluating any discretionary adjustments that may be recommended by the CEO to better align pay and performance;
•	Approving individual compensation for employees with compensation above a certain threshold;
•

Approving and recommending for Board approval individual compensation for the ExCo and other key officers, including any discretionary adjustments to business multipliers and/or individual compensation recommendations; and

•	Approving and recommending for Board approval new material incentive compensation plans or changes to existing material plans.

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Risk policies and limits

Our risk policies and limits framework is intended to ensure that risks are appropriately identified, measured, monitored and controlled in accordance with our risk appetite. For most risks, we have developed an overarching framework document that sets out the key principles for managing the associated risks and our key risk policies and limits. This framework is supported by standards, guidelines, processes, procedures and controls that govern day-to-day activities in our businesses. Oversight is provided by management committees, as well as the Board/Board Committees.

Key risk policies and limits are illustrated below.

Risk identification and measurement

Risk identification and measurement are important elements of our risk management framework. Risk identification is a continuous process, generally achieved through:

•	Regular assessment of risks associated with lending and trading credit exposures;
•	Ongoing monitoring of trading and non-trading portfolios;
•	Assessment of risks in new business activities and processes;
•	Assessment of risks in complex and unusual business transactions; and
•	Regular monitoring of the overall risk profile considering market developments and trends, and external and internal events.

Risk Management has developed a “Risk Register” to list all material risks facing CIBC. The inventory is based on the risks inherent in CIBC’s businesses, and updated through various processes, illustrated in the chart below, to reflect changes in the nature of the risks we are facing. The Risk Register is used as an input for our ICAAP, either explicitly in the economic and regulatory capital calculations, or implicitly through the buffer of actual capital over economic capital and regulatory capital.

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Management’s discussion and analysis

The decision to register a new risk is based on a risk assessment through our risk identification processes and includes criteria such as materiality, measurability and probability. Furthermore, the decision to hold capital for a new risk is also based on whether the risk is being mitigated, and whether capital is deemed to be a suitable mitigant.

We have enterprise-wide methodologies, models and techniques in place to measure both the quantitative and qualitative aspects of risks, appropriate for the various types of risks we face. These methodologies, models and techniques are subject to independent assessment and review to ensure that the underlying logic remains sound, that model risks have been identified and managed, that use of the models continues to be appropriate and outputs are valid.

Risk is usually measured in terms of expected loss, unexpected loss, and economic capital.

Expected loss

Expected loss represents the loss that is statistically expected to occur in the normal course of business in a given period of time.

In respect of credit risk, the parameters used to measure expected loss are PD, LGD, and EAD. These parameters are updated regularly and are based on our historical experience and benchmarking of credit exposures.

For trading market risks, VaR is a statistical technique used to measure risk. VaR is an estimate of the loss in market value for a given level of confidence that we would expect to incur in our trading portfolio due to an adverse one-day movement in market rates and prices. We also use stressed VaR to replicate our VaR over a period when relevant market factors are in distress.

For trading credit risks associated with market value based products, we use models to estimate exposure relative to the value of the portfolio of trades with each counterparty, giving consideration to market rates and prices.

Unexpected loss and economic capital

Unexpected loss is the statistical estimate of the amount by which actual losses might exceed expected losses over a specified time horizon, computed at a given confidence level. We use economic capital to estimate the level of capital needed to protect us against unexpected losses. Economic capital allows us to assess performance on a risk-adjusted basis.

We also use techniques such as sensitivity analysis and stress testing to help ensure that the risks remain within our risk appetite and that our capital is adequate to cover those risks. Our stress testing program includes evaluation of the potential effects of various economic and market scenarios on our risk profile, earnings and capital. Refer to the “Capital resources” section for additional details.

Model risk mitigation policies

We have policies, procedures, standards and controls that surround the introduction, independent review, usage and parameter selection of pricing and hedge ratio models, risk models (VaR, economic and regulatory capital), retail credit scoring models (e.g., application and behavioural scorecards), credit models for the calculation of loss severity, and models for monitoring of scorecard performance.

A model review and validation is the independent and ongoing documentary evidence that risk quantification and pricing models, rating or scoring systems and parameters are sound and CIBC can rely on its output. The following procedures provide evidence of this review:

•	Review of model documentation;
•	Comprehensive, systematic testing of the model implementation with respect to pricing, hedge ratio, and parameter estimation routines (as applicable);
•	Replication of the risk quantification process helps determine whether the model implementation is faithful to the model specifications;
•	Review of the appropriateness and robustness of the model/parameter concepts and assumptions;
•	Accuracy testing to assess the calibration and accuracy of the risk components including, for example, the discriminative power of rating systems and the reasonableness of capital parameters;
•	Sensitivity testing is conducted to analyze the sensitivity of model/parameter outputs to model/parameter assumptions and key inputs;
•	Scenario and stress testing of the model outputs to key inputs;
•	Back-testing by comparing actual results with model-generated risk measures;
•	Benchmarking to other models and comparable internal and external data;
•	Reviewing the internal usage of the model/parameter applications to ensure consistency of application;
•	Maintaining an inventory of regulatory models and parameters and reporting their status to the Model and Parameter Risk Committee;
•	Maintaining a Risk Register to ensure that all material risks are captured to support the end-to-end validation of ICAAP methods; and
•	A comprehensive report that identifies the conditions for valid application of the model and summarizing these findings for the Model and Parameter Risk Committee.

Stress testing

Stress testing supplements our other risk management tools by providing an estimate of tail risk (i.e., low probability, high severity events). Results of stress testing are interpreted in the context of our risk appetite, including metrics for capital adequacy. Enterprise-wide stress testing, capital planning and financial planning processes are integrated for a comprehensive information system. See the “Financial condition” section for detailed discussion on our enterprise-wide stress testing.

Risk treatment/mitigation

Risk treatment/mitigation is the implementation of options for modifying risk levels. CIBC pursues risk mitigation options in order to control its risk profile in the context of risk appetite. CIBC’s objective is to proactively consider risk mitigation options in order to optimize results.

Discussions regarding potential risk mitigation strategies are held between Risk Management and the lines of business, and at the GRC or GALCO and at the RMC for governance and oversight, as appropriate. In evaluating possible strategies, considerations include costs and benefits, residual risks (i.e., risks that are retained), secondary risks (i.e., those caused by the risk mitigation actions), and appropriate monitoring and review to track results.

Risk controls

Our risk management framework also includes a comprehensive set of risk controls, designed to ensure that risks are being appropriately identified and managed. Our risk controls are part of CIBC’s overall Control Framework, developed based on the Committee of Sponsoring Organizations of the Treadway Commission’s (COSO) widely accepted “Internal Control – Integrated Framework”. The Control Framework also draws on elements of the OSFI Supervisory Framework and Corporate Governance Guidelines.

The Board, primarily through the RMC, approves certain risk limits and delegates specific transactional approval authorities to the CEO. The RMC must approve transactions that exceed delegated authorities. Onward delegation of authority by the CEO to business units is controlled to ensure decision-making

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Management’s discussion and analysis

authorities are restricted to those individuals with the necessary experience levels. In addition, CIBC has rigorous processes to identify, evaluate and remediate risk control deficiencies in a timely manner. Regular reporting is provided to the RMC to evidence compliance with risk limits. Risk limits are reviewed annually by the RMC, and the delegation of authority to the CEO is reviewed and approved annually by the Board.

Top and emerging risks

We monitor and review top and emerging risks that may affect our future results, and take action to mitigate potential risks if required. We perform in-depth analyses, which can include stress testing our exposures relative to the risks, and provide updates and related developments to the Board on a regular basis. This section describes the main top and emerging risks that we consider with potential negative implications, as well as regulatory and accounting developments that are material for CIBC.

Technology, information and cyber security risk

Financial institutions like CIBC are evolving their business processes to leverage innovative technologies and the internet to improve client experience and streamline operations. At the same time, cyber threats and the associated financial, reputation and business interruption risks have also increased.

These risks continue to be actively managed by us through strategic risk reviews, enterprise-wide technology and information security programs, with the goal of maintaining overall cyber resilience that prevents, detects and responds to threats such as data breaches, unauthorized access and denial of service attacks.

Given the importance of electronic financial systems, including secure online and mobile banking provided by CIBC to its clients, CIBC continues to develop controls and processes to protect our systems and client information from damage and unauthorized disclosure. CIBC monitors the changing environment globally, including cyber threats and mitigation strategies. In addition, we benchmark against best practices and provide regular updates to the Board.

Despite our commitment to information and cyber security, CIBC and its related third parties may not be able to fully mitigate all risks associated with the increased complexity and high rate of change in the threat landscape. However, CIBC continuously monitors its risk posture for changes and continues to refine security protection approaches to minimize the impact of any incidents that may occur.

Disintermediation risk

Canadian banking clients are increasingly shifting their service transactions from branches to digital platforms. As such, competitive pressure from digital disruptors, both global technology leaders and smaller financial technology entrants, is increasing and the risk of disintermediation is growing due to the level of sophistication of these non-traditional competitors.

CIBC manages disintermediation risk through strategic risk reviews as well as investment in emerging channels, in data and analytics capabilities, and in technology and innovation in general, to meet our clients’ changing expectations, while working to reduce our cost structure and simplify operations.

Geo-political risk

The level of geo-political risk escalates at certain points in time. While the specific impact on the global economy would depend on the nature of the event, in general, any major event could result in instability and volatility, leading to widening spreads, declining equity valuations, flight to safe-haven currencies and increased purchases of gold. In the short run, market shocks could hurt the net income of our trading and non-trading market risk positions. Although Canada is unlikely to be directly subject to geo-political risk, the indirect impact of reduced economic growth, as well as potential impacts on commodity prices, could have serious negative implications for general economic and banking activities.

While it is impossible to predict where new geo-political disruption will occur, we do pay particular attention to markets and regions with existing or recent historical instability to assess the impact of these environments on the markets and businesses in which we operate.

Commodity prices

Commodity prices remain at low levels, due to decreased world demand. Lower commodity prices have placed pressure on corporate margins, which, in turn, have resulted in reduced Canadian tax revenues. There is growing concern that the slowdown in China will affect commodity prices for a longer period of time, resulting in potential stress for some companies in that sector.

So far, our overall commodity exposure continues to perform within our risk appetite. However, we have experienced some losses in our oil and gas portfolio as prices have remained weak. Clients in our oil and gas portfolio are currently being assessed on the basis of our enhanced risk metrics, and our portfolio is being monitored in a prudent manner. We continue to run our enterprise statistical stress tests at lower oil prices to determine potential direct losses, and have also conducted stress tests to assess the secondary impacts of lower oil prices on our retail portfolio for the affected regions, where we could see higher losses if unemployment continues to trend negatively.

Canadian consumer debt and the housing market

As a consequence of historically low interest rates, Canadians have increased debt levels at a pace that has exceeded growth in their income. Most of the increase in household debt levels has been driven by higher levels of mortgage debt, which is tied to the Canadian housing market. While interest rates are expected to remain relatively low in the foreseeable future, concerns remain that an external shock could affect the ability of Canadians to repay their loans, potentially triggering a correction in the housing market, which in turn could result in credit losses to banks.

Currently, we qualify all variable rate mortgage borrowers using the Bank of Canada 5-year fixed benchmark rate, which is typically higher than the variable rate by approximately two percentage points. If there were an interest rate increase, our variable rate borrowers should be able to withstand some increase in the interest rate. We believe the risk of a severe housing crash that generates significant losses for mortgage portfolios is unlikely, but the risk associated with high levels of consumer debt would be a concern should the economy falter and unemployment rates increase. For additional details on our credit risk mitigation strategies and real estate secured lending, see the “Real estate secured personal lending” section in Credit risk.

China economic policy risk

China’s economy continues to be on a slower growth trajectory, with third quarter GDP coming in at 6.9% according to official statistics. The Chinese government’s intervention in financial markets, including a currency devaluation, has led to heightened concern among international investors over economic conditions in China. While additional monetary and fiscal stimulus is likely to be required to shore up economic activity, short-term growth objectives may be tempered by the longer-term attempts to foster a more sustainable service-oriented and consumer-driven economy.

We continue to monitor economic policy both within the country and the region for signs of stress or directional change and have taken a prudent stance in addressing our tolerance for exposure to the country. We currently have little direct exposure to China, but any negative impact from the Chinese economic slowdown may affect clients that export to China or sell into a market where prices have been pushed down by weakness in Chinese demand, and may raise the credit risk associated with our exposure to trading counterparties.

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Management’s discussion and analysis

European sovereign debt crisis

With the recent arrangement reached between Greece and the Eurozone leaders, the immediate danger of Greece exiting the Eurozone has been averted. While the European Central Bank’s quantitative easing programme has reduced the pressure on peripheral bond yields and improved credit markets, growth in the Eurozone remains slow. The European Central Bank has indicated that it will consider expanding its asset-purchase programme, should the Eurozone’s recovery be threatened by a slowdown in emerging markets.

We actively monitor and assess both the business and geo-political environment in Europe for adverse developments. Key to this is maintaining an active presence in the region to ensure that we are able to respond to both qualitative and quantitative data in a robust and timely manner. For additional details on our European credit risk exposure, see the “Exposure to certain countries and regions” section.

Regulatory developments

See the “Capital resources”, “Liquidity risk” and “Accounting and control matters” sections for additional information on regulatory developments.

Accounting developments

See the “Accounting and control matters” section and Note 32 to the consolidated financial statements for additional information on accounting developments.

Risks arising from business activities

The chart below shows our business activities and related risk measures based upon regulatory RWAs and economic capital as at October 31, 2015:

(1)	Includes counterparty credit risk of $7,404 million, which comprises derivatives and repo-style transactions.
(2)	Includes counterparty credit risk of $494 million, which comprises derivatives and repo-style transactions.
(3)	For additional information, see the “Non-GAAP measures” section.
(4)	Includes investment risk.

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Management’s discussion and analysis

Credit risk

Credit risk is the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.

Credit risk arises mainly from our Retail and Business Banking and our Capital Markets lending businesses. Other sources of credit risk include our trading activities, including our OTC derivatives, debt securities, and our repo-style transaction activity. In addition to losses on the default of a borrower or counterparty, unrealized gains or losses may occur due to changes in the credit spread of the counterparty, which could impact the carrying or fair value of our assets.

Governance and management

Credit risk is managed through the three lines of defence model. Front line businesses are responsible for originating and managing the risk – this is the first line of defence.

The second line of defence is Risk Management, which provides enterprise-wide adjudication. Adjudication and portfolio management decisions are based on our risk appetite, as reflected in our policies, standards, and limits. Credit approval authorities are controlled to ensure decisions are made by qualified personnel. In addition to Risk Management, Compliance and other oversight functions provide independent oversight of the management of credit risk in our credit portfolios.

Internal Audit provides the third line of defence, by providing independent assessment of the design and operating effectiveness of the risk management controls, processes and systems.

Senior management reports to the GRC and RMC at least quarterly on material credit risk matters, including material credit transactions, compliance with limits, portfolio trends, impaired loans and credit loss provisioning levels. Provision for credit losses is reviewed by the RMC and the Audit Committee quarterly.

Policies

Credit concentration limits

At a bank-wide level, credit exposures are managed to promote alignment to our risk appetite statement, to maintain the target business mix and to ensure that there is no undue concentration of risk. We set limits to control borrower concentrations by risk rating band for large exposures (i.e., risk rated credits). Direct loan sales, credit derivative hedges, or structured transactions may also be used to reduce concentrations. We also have a set of portfolio concentration limits in place to control exposures by country, industry, product and activity. Further, our policies require limits to be established as appropriate for new initiatives and implementation of strategies involving material levels of credit risk. Concentration limits represent the maximum exposure levels we wish to hold on our books. In the normal course, it is expected that exposures will be held at levels below the maximums. The credit concentration limits are reviewed and approved by the RMC at least annually.

Credit concentration limits are also applied to our retail lending portfolios to mitigate concentration risk. We not only have concentration limits to individual borrowers and geographic regions, but also to different types of credit facilities, such as, unsecured credits, rental occupancy purpose credits, condominium secured credits and mortgages with a second or third charge where we are behind another lender. In addition, we limit the maximum insured mortgage exposure to private insurers in order to reduce counterparty risk.

Credit risk mitigation

We may mitigate credit risk by obtaining a pledge of collateral, which improves recoveries in the event of a default. Our credit risk management policies include verification of the collateral and its value and ensuring that we have legal certainty with respect to the assets pledged. Valuations are updated periodically depending on the nature of the collateral, legal environment, and the creditworthiness of the counterparty. The main types of collateral include: (i) cash or marketable securities for securities lending and repurchase transactions; (ii) cash or marketable securities taken as collateral in support of our OTC derivatives activity; (iii) charges over operating assets such as inventory, receivables and real estate properties for lending to small business and commercial borrowers; and (iv) mortgages over residential properties for retail lending.

In certain circumstances we may use third-party guarantees to mitigate risk. We also obtain insurance to reduce the risk in our real estate secured lending portfolios, the most material of which relates to the portion of our residential mortgage portfolio that is insured by CMHC, an agency of the Government of Canada.

We mitigate the credit risk of OTC derivatives with counterparties by employing the International Swaps and Derivatives Association (ISDA) Master Agreement, as well as Credit Support Annexes (CSAs) or similar agreements.

ISDA Master Agreements facilitate cross transaction payments, prescribe close-out netting processes, and define the counterparties’ contractual trading relationship. In addition, the agreements formalize non-transaction specific terms. Master Agreements serve to mitigate our credit risk by outlining default and termination events, which enable parties to close out of all outstanding transactions in the case of a negative credit event on either party’s side. The mechanism for calculating termination costs in the event of a close out are outlined in the Master Agreement; this allows for the efficient calculation of a single net obligation of one party to another.

CSAs are often included in ISDA Master Agreements. They mitigate counterparty credit risk by providing for the exchange of collateral between parties when a party’s exposure to the other exceeds agreed upon thresholds, subject to a minimum transfer amount. CSAs also designate acceptable collateral types, and set out rules for re-hypothecation and interest calculation on collateral.

Consistent with global initiatives to improve resilience in the financial system, we will clear derivatives through central counterparties (CCPs) where feasible. Credit derivatives may be used to reduce industry sector concentrations and single-name exposure.

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Management’s discussion and analysis

Forbearance policy

We employ forbearance techniques to manage client relationships and to minimize credit losses due to default, foreclosure or repossession. In certain circumstances, it may be necessary to modify a loan for economic or legal reasons related to a borrower’s financial difficulties and we may grant a concession in the form of below-market rates or terms that would not otherwise be considered, for the purpose of maximizing recovery of our exposure to the loan. In circumstances where the concession is considered below market, the modification is reported as a troubled debt restructuring (TDR). TDRs are subject to our normal quarterly impairment review which considers, amongst other factors, covenants and/or payment delinquencies. An appropriate level of loan loss provision by portfolio segment is then established.

In retail lending, forbearance techniques include interest capitalization, amortization amendments and debt consolidations. We have a set of eligibility criteria which allow our Client Account Management team to determine suitable remediation strategies and propose products based on each borrower’s situation. While these solutions often provide more favourable conditions than those originally provided and are intended to increase the ability of borrowers to service their obligation to CIBC overall, we consider these solutions to be at market and comparable to terms and conditions we would have offered to new clients with comparable credit ratings.

The solutions available to corporate and commercial clients vary based on the individual nature of the client’s situation and are undertaken selectively where it has been determined that the client has or is likely to have repayment difficulties servicing its obligations. Covenants often reveal changes in the client’s financial situation before there is a change in payment behaviour and typically allow for a right to reprice or accelerate payments. Solutions may be temporary in nature or may involve other special management options.

During the year, $28 million (2014: $100 million) of loans have undergone TDR.

Process and control

The credit approval process is centrally controlled, with all significant credit requests submitted to a credit adjudication group within Risk Management that is independent of the originating businesses. Approval authorities are a function of the risk and amount of credit requested. In certain cases, credit requests must be referred to the Credit Committee, a subcommittee of the GRC, or to the RMC for approval.

After initial approval, individual credit exposures continue to be monitored, with a formal risk assessment, including review of assigned ratings, documented at least annually. Higher risk-rated accounts are subject to closer monitoring and are reviewed at least quarterly. Collections and specialized loan workout groups handle the day-to-day management of high risk loans to maximize recoveries.

Risk measurement

Exposures subject to AIRB approach

Business and government portfolios (excluding scored small business) – risk-rating method

This section describes the portfolio rating categories. The portfolio comprises exposures to corporate, sovereign, and bank obligors. Our adjudication process and criteria includes assigning an obligor rating that reflects our estimate of the financial strength of the borrower, and a facility rating that reflects the security applicable to the exposure.

The obligor rating takes into consideration our financial assessment of the obligor, the industry, and the economic environment of the region in which the obligor operates. Where a guarantee from a third-party exists, both the obligor and the guarantor will be assessed. While our obligor rating is determined independently of external ratings for the obligor, our risk-rating methodology includes a review of those external ratings.

A mapping between our internal ratings and the ratings used by external ratings agencies is presented in the table below.

Corporate and Banks					Sovereigns
Grade	PD bands	CIBC rating	S&P equivalent	Moody’s equivalent	Grade	PD bands	CIBC rating	S&P equivalent	Moody’s equivalent
Investment grade	0.03% – 0.42%	10 – 47	AAA to BBB-	Aaa to Baa3	Investment grade	0.01% – 0.42%	00 – 47	AAA to BBB-	Aaa to Baa3
Non-investment grade	0.43% – 12.11%	51 – 67	BB+ to B-	Ba1 to B3	Non-investment grade	0.43% – 12.11%	51 – 67	BB+ to B-	Ba1 to B3
Watch list	12.12% – 99.99%	70 – 80	CCC+ to C	Caa1 to Ca	Watch list	12.12% – 99.99%	70 – 80	CCC+ to C	Caa1 to Ca
Default	100%	90	D	C	Default	100%	90	D	C

We use quantitative modelling techniques to assist in the development of internal risk-rating systems. The risk-rating systems have been developed through analysis of internal and external credit risk data. The risk ratings are used for portfolio management, risk limit setting, product pricing, and in the determination of economic capital.

Our credit process is designed to ensure that we approve applications and extend credit only where we believe that our client has the ability to repay according to the agreed terms and conditions. Embedded in our credit policies and criteria is an assessment of risk exposure using the following three dimensions:

•	PD – the probability that the obligor will default within the next 12 months.
•	EAD – the estimate of the amount which will be drawn at the time of default.
•	LGD – the expected severity of loss as the result of the default, expressed as a percentage of the EAD.

Our credit framework of policies and limits defines our appetite for exposure to any single name or group of related borrowers, which is a function of the internal risk rating. We generally extend new credit only to borrowers in the investment and non-investment grade categories noted above. Our credit policies are also defined to manage our exposure to concentration in borrowers in any particular industry or region.

A simplified risk-rating process (slotting approach) is used for uninsured Canadian commercial mortgages, which comprise non-residential mortgages and multi-family residential mortgages. These exposures are individually rated on our rating scale using a risk-rating methodology that considers the property’s key attributes, which include its loan-to-value (LTV) and debt service ratios, the quality of the property, and the financial strength of the owner/sponsor. All exposures are secured by a lien over the property. In addition, we have insured multi-family residential mortgages, which are not treated under the slotting approach, but are instead treated as sovereign exposures.

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Management’s discussion and analysis

Retail portfolios

Retail portfolios are characterized by a large number of relatively small exposures. They comprise: real estate secured personal lending (residential mortgages and personal loans and lines secured by residential property); qualifying revolving retail exposures (credit cards and unsecured lines of credit); and other retail exposures (loans secured by non-residential assets, unsecured loans including student loans, and scored small business loans).

We use scoring models in the adjudication of new retail credit exposures, which are based on statistical methods of analyzing the unique characteristics of the borrower, to estimate future behaviour. In developing our models, we use internal historical information from previous borrowers, as well as information from external sources, such as credit bureaus. The use of credit scoring models allows for consistent assessment across borrowers. There are specific guidelines in place for each product, and our adjudication decision will take into account the characteristics of the borrower, any guarantors, and the quality and sufficiency of the collateral pledged (if any). The documentation required as part of the lending process will include satisfactory identification, proof of income, independent appraisal of the collateral, and registration of security, as appropriate.

Retail portfolios are managed as pools of homogeneous risk exposures, using external credit bureau scores and/or other behavioural assessments to group exposures according to similar credit risk profiles. These pools are assessed through statistical techniques, such as credit scoring and computer-based models. Characteristics used to group individual exposures vary by asset category; as a result, the number of pools, their size, and the statistical techniques applied to their management differ accordingly.

The following table maps the PD bands to various risk levels:

Risk level	PD bands
Exceptionally low	0.01% – 0.20%
Very low	0.21% – 0.50%
Low	0.51% – 2.00%
Medium	2.01% – 10.00%
High	10.01% – 99.99%
Default	100%

Back-testing

We monitor the three key risk parameters – PD, EAD, and LGD – on a monthly basis. Every quarter, the back-testing results are reported to OSFI and are presented to the business and Risk Management senior management for review and challenge. For each parameter, we identify any portfolios whose realized values are significantly above or significantly below expectations and then test to see if this deviation is explainable by changes in the economy. If the results indicate that a parameter model may be losing its predictive power, we prioritize that model for review and update.

Stress testing

As part of our regular credit portfolio management process, we conduct stress testing and scenario analyses on our portfolio to quantitatively assess the impact of various historical, as well as hypothetical, stressed conditions, versus limits determined in accordance with our risk appetite. Scenarios are selected to test our exposures to specific industries (e.g., oil and gas and real estate), products (e.g., mortgages and cards), or geographic regions (e.g., Europe and Caribbean). Results from stress testing are a key input into management decision making, including the determination of limits and strategies for managing our credit exposure. See the “Real estate secured personal lending” section for further discussion on our residential mortgage portfolio stress testing.

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Management’s discussion and analysis

Exposure to credit risk

The following table presents the exposure to credit risk, which is measured as EAD for on- and off-balance sheet financial instruments. EAD represents the estimate of the amount which will be drawn at the time of default.

Net credit exposure increased by $63.6 billion in 2015, primarily due to business growth in our Canadian corporate and commercial lending portfolios, and the impact of the appreciation of the U.S. dollar.

$ millions, as at October 31			2015			2014
	AIRB approach	Standardized approach	Total	AIRB approach	Standardized approach	Total
Business and government portfolios
Corporate
Drawn	$64,578	$3,190	$67,768	$54,242	$3,166	$57,408
Undrawn commitments	37,496	112	37,608	34,197	340	34,537
Repo-style transactions	31,447	12	31,459	29,487	18	29,505
Other off-balance sheet	15,694	462	16,156	8,335	213	8,548
OTC derivatives	7,481	–	7,481	5,061	–	5,061
	156,696	3,776	160,472	131,322	3,737	135,059
Sovereign
Drawn	37,498	5,204	42,702	20,472	4,067	24,539
Undrawn commitments	4,812	–	4,812	5,019	–	5,019
Repo-style transactions	7,410	–	7,410	8,041	–	8,041
Other off-balance sheet	884	–	884	443	–	443
OTC derivatives	3,666	–	3,666	2,167	–	2,167
	54,270	5,204	59,474	36,142	4,067	40,209
Banks
Drawn	12,889	1,374	14,263	9,779	1,156	10,935
Undrawn commitments	877	–	877	939	–	939
Repo-style transactions	33,800	–	33,800	32,174	5	32,179
Other off-balance sheet	61,022	–	61,022	59,826	–	59,826
OTC derivatives	5,153	26	5,179	5,398	22	5,420
	113,741	1,400	115,141	108,116	1,183	109,299
Total business and government portfolios (gross)	324,707	10,380	335,087	275,580	8,987	284,567
Less: repo collateral	64,407	–	64,407	63,718	–	63,718
Total business and government portfolios (net)	260,300	10,380	270,680	211,862	8,987	220,849
Retail portfolios
Real estate secured personal lending
Drawn	182,779	2,602	185,381	171,841	2,289	174,130
Undrawn commitments	21,396	–	21,396	21,699	–	21,699
	204,175	2,602	206,777	193,540	2,289	195,829
Qualifying revolving retail
Drawn	20,435	–	20,435	19,557	–	19,557
Undrawn commitments	44,983	–	44,983	44,849	–	44,849
Other off-balance sheet	304	–	304	275	–	275
	65,722	–	65,722	64,681	–	64,681
Other retail
Drawn	9,268	762	10,030	8,808	697	9,505
Undrawn commitments	1,888	26	1,914	1,537	44	1,581
Other off-balance sheet	36	–	36	31	–	31
	11,192	788	11,980	10,376	741	11,117
Total retail portfolios	281,089	3,390	284,479	268,597	3,030	271,627
Securitization exposures (1)	15,876	–	15,876	14,990	–	14,990
Gross credit exposure	621,672	13,770	635,442	559,167	12,017	571,184
Less: repo collateral	64,407	–	64,407	63,718	–	63,718
Net credit exposure	$557,265	$13,770	$571,035	$495,449	$12,017	$507,466

(1)	Under IRB approach.

The portfolios are categorized based upon how we manage the business and the associated risks. Amounts provided are net of the CVA related to financial guarantors, derivative master netting agreements, and before allowance for credit losses and other risk mitigation. Non-trading equity exposures are not included in the table above as they have been deemed immaterial under the OSFI guidelines, and hence, are subject to 100% risk-weighting.

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Management’s discussion and analysis

Exposures subject to the standardized approach

Exposures within CIBC FirstCaribbean and certain exposures to individuals for non-business purposes do not have sufficient historical data to support the AIRB approach for credit risk, and are subject to the standardized approach. The standardized approach utilizes a set of risk weightings defined by the regulators, as opposed to the more data intensive AIRB approach. A detailed breakdown of our standardized exposures before allowance for credit losses by risk-weight category is provided below.

$ millions, as at October 31	Risk-weight category							2015	2014
	0%	20%	35%	50%	75%	100%	150%	Total	Total
Corporate	$–	$–	$–	$–	$–	$3,753	$23	$3,776	$3,737
Sovereign	4,157	295	–	161	–	546	45	5,204	4,067
Bank	–	1,265	–	102	–	33	–	1,400	1,183
Real estate secured personal lending	–	–	–	–	2,253	–	349	2,602	2,289
Other retail	–	–	–	–	711	–	77	788	741
	$4,157	$1,560	$–	$263	$2,964	$4,332	$494	$13,770	$12,017

Counterparty credit exposures

We have counterparty credit exposure that arises from our OTC derivatives and our repo-style transactions. The nature of our derivatives exposure is further explained in Note 12 to the consolidated financial statements. Our repo-style transactions consist of our securities bought or sold under repurchase agreements, and our securities borrowing and lending activity.

The PD of our counterparties is estimated using models consistent with the models used for our direct lending activity. Due to the fluctuations in the market values of interest rates, exchanges rates, and equity and commodity prices, counterparty credit exposure cannot be quantified with certainty at the inception of the trade. Counterparty credit exposure is estimated using the current fair value of the exposure, plus an estimate of the maximum potential future exposure due to changes in the fair value. Credit risk associated with these counterparties is managed within the same process as our lending business, and for the purposes of credit adjudication, the exposure is aggregated with any exposure arising from our lending business. The majority of our counterparty credit exposure benefits from the credit risk mitigation techniques discussed above, including daily re-margining, and posting of collateral.

We are also exposed to wrong-way risk when the exposure to a particular counterparty is adversely correlated with the credit quality of that counterparty. When we are exposed to wrong-way risk with a derivative counterparty, our procedures subject those transactions to a more rigorous approval process. The exposure may be hedged with other derivatives to further mitigate the risk that can arise from these transactions.

We establish a CVA for expected future credit losses from each of our derivative counterparties. The expected future credit loss is a function of our estimates of the PD, the estimated loss in the event of default, and other factors such as risk mitigants.

Rating profile of OTC derivative MTM receivables

$ billions, as at October 31		2015	2014
	Exposure (1)
Investment grade	$7.59	89.3%	$4.82	87.5%
Non-investment grade	0.80	9.4	0.66	12.0
Watch list	0.01	0.1	0.01	0.2
Default	–	–	–	–
Unrated	0.10	1.2	0.02	0.3
	$8.50	100.0%	$5.51	100.0%

(1)	MTM of the OTC derivative contracts is after the impact of master netting agreements, but before any collateral.

Concentration of exposures

Concentration of credit risk exists when a number of obligors are engaged in similar activities, or operate in the same geographical areas or industry sectors, and have similar economic characteristics so that their ability to meet contractual obligations is similarly affected by changes in economic, political, or other conditions.

Geographic distribution

The following table provides a geographic distribution of our business and government exposures under the AIRB approach. The classification of geography is based upon the country of ultimate risk. Amounts are before allowance for credit losses and risk mitigation, and net of the CVA related to financial guarantors and $64.4 billion (2014: $63.7 billion) of collateral held for our repurchase agreement activities.

$ millions, as at October 31, 2015	Canada	U.S.	Europe	Other	Total
Drawn	$63,894	$41,846	$3,882	$5,343	$114,965
Undrawn commitments	32,085	7,589	2,587	924	43,185
Repo-style transactions	3,227	4,323	496	204	8,250
Other off-balance sheet	51,269	20,541	5,082	708	77,600
OTC derivatives	9,050	2,386	3,642	1,222	16,300
	$159,525	$76,685	$15,689	$8,401	$260,300
October 31, 2014	$143,318	$49,852	$11,216	$7,476	$211,862

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Management’s discussion and analysis

Business and government exposure by industry groups

The following table provides an industry-wide breakdown of our business and government exposures under the AIRB approach. Amounts are before allowance for credit losses and risk mitigation, and net of the CVA related to financial guarantors and $64.4 billion (2014: $63.7 billion) of collateral held for our repurchase agreement activities.

$ millions, as at October 31	Drawn	Undrawn commitments	Repo-style transactions	Other off- balance sheet	OTC derivatives		2015 Total	2014 Total
Commercial mortgages	$8,003	$63	$–	$–	$–		$8,066	$7,940
Financial institutions	35,789	4,332	7,849	70,950	8,959	(1)	127,879	96,027
Retail and wholesale	3,811	2,619	–	320	56		6,806	6,178
Business services	4,647	2,176	–	408	81		7,312	7,105
Manufacturing – capital goods	1,959	2,005	–	188	376		4,528	3,650
Manufacturing – consumer goods	2,654	1,259	–	73	79		4,065	3,556
Real estate and construction	17,863	5,133	–	888	190		24,074	20,195
Agriculture	4,657	1,472	–	65	84		6,278	5,297
Oil and gas (2)	6,068	9,473	–	784	951		17,276	15,407
Mining	1,534	2,672	–	495	115		4,816	4,154
Forest products	555	544	–	140	44		1,283	1,232
Hardware and software	603	471	–	30	8		1,112	952
Telecommunications and cable	1,017	768	–	326	130		2,241	2,083
Broadcasting, publishing and printing	312	189	–	171	9		681	678
Transportation	2,405	1,571	–	425	598		4,999	4,322
Utilities	3,275	4,786	–	1,946	936		10,943	9,316
Education, health, and social services	1,909	841	47	81	93		2,971	2,873
Governments	17,904	2,811	354	310	3,591		24,970	20,897
	$114,965	$43,185	$8,250	$77,600	$16,300		$260,300	$211,862

(1)	Includes $9 million (2014: $30 million) of fair value net of CVA with financial guarantors hedging our derivative contracts.
(2)	See “Oil and gas exposure” table below for further details.

As part of our risk mitigation strategy, we may use credit protection purchases as a hedge against customer or industry sector concentration. As at October 31, 2015, we had credit protection purchased totalling $386 million (2014: $423 million) related to our business and government loans.

Oil and gas exposure

The following table provides a breakdown of our exposure to the oil and gas industry under the AIRB approach. Of these exposures, 78% are investment grade based on our internal risk rating, which incorporates security pledged (equivalent to S&P/Moody’s rating of BBB-/Baa3 and higher).

$ millions, as at October 31, 2015	Drawn	Undrawn commitments	Other off- balance sheet	OTC derivatives	Total
Exploration and production	$4,247	$4,676	$284	$465	$9,672
Midstream	637	1,820	57	337	2,851
Downstream	93	372	32	2	499
Integrated	145	2,023	308	117	2,593
Oil and gas services	493	293	39	1	826
Petroleum distribution	453	289	64	29	835
	$6,068	$9,473	$784	$951	$17,276
October 31, 2014	$5,244	$8,436	$922	$805	$15,407

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Management’s discussion and analysis

Credit quality of portfolios

Credit quality of the risk-rated portfolios

The following table provides the credit quality of the risk-rated portfolios. Amounts provided are before allowance for credit losses, and after credit risk mitigation, CVA, and collateral on repurchase agreement activities.

The obligor grade is our assessment of the creditworthiness of the obligor, without respect to the collateral held in support of the exposure. The LGD estimate would reflect our assessment of the value of the collateral at the time of default of the obligor. For slotted exposures, the slotting category reflects our assessment of both the creditworthiness of the obligor, as well as the value of the collateral.

$ millions, as at October 31				2015	2014
	EAD
Obligor grade	Corporate	Sovereign	Banks	Total	Total
Investment grade	$72,615	$46,608	$83,758	$202,981	$163,098
Non-investment grade	45,244	611	2,040	47,895	39,924
Watch list	829	–	–	829	453
Default	525	–	–	525	448
Total risk-rated exposure	$119,213	$47,219	$85,798	$252,230	$203,923

LGD estimate	Corporate	Sovereign	Banks	Total	Total
Less than 10%	$12,554	$38,859	$57,910	$109,323	$87,752
10% – 25%	32,548	3,640	17,586	53,774	49,824
26% – 45%	55,258	3,411	9,244	67,913	50,395
46% – 65%	18,351	1,234	555	20,140	14,717
66% – 100%	502	75	503	1,080	1,235
	$119,213	$47,219	$85,798	$252,230	$203,923
Strong				7,198	7,071
Good				556	462
Satisfactory				264	376
Weak				47	25
Default				5	5
Total slotted exposure				$8,070	$7,939
Total business and government portfolios				$260,300	$211,862

The total exposures increased by $48.4 billion from October 31, 2014, largely attributable to growth across virtually all of our lending and securities portfolios. The investment grade category increased by $39.9 billion from October 31, 2014, while the non-investment grade category was up $8.0 billion. The increase in watch list and default exposures was largely attributable to downgrades in the corporate and mid-market lending portfolios, primarily related to oil and gas borrowers.

Credit quality of the retail portfolios

The following table presents the credit quality of the retail portfolios. Amounts provided are before allowance for credit losses and after credit risk mitigation.

$ millions, as at October 31				2015	2014
	EAD
Risk level	Real estate secured personal lending	Qualifying revolving retail	Other retail	Total	Total
Exceptionally low	$171,768	$35,541	$1,381	$208,690	$203,940
Very low	10,130	8,676	1,118	19,924	16,245
Low	19,680	13,214	6,132	39,026	37,451
Medium	2,195	7,042	1,873	11,110	9,166
High	247	1,212	640	2,099	1,391
Default	155	37	48	240	404
	$204,175	$65,722	$11,192	$281,089	$268,597

Securitization exposures

The following table provides details on our securitization exposures by credit ratings under the IRB approach.

$ millions, as at October 31	2015	2014
S&P rating equivalent	EAD (1)
AAA to BBB-	$9,547	$9,020
BB+ to BB-	–	–
Below BB-	13	20
Unrated	6,036	5,496
	$15,596	$14,536

(1)	EAD under IRB approach is net of financial collateral of $280 million (2014: $454 million).
Real estate secured personal lending

Real estate secured personal lending comprises residential mortgages and personal loans and lines secured by residential property (HELOC). This portfolio is low risk as we have a first charge on the majority of the properties, and second lien on only a small portion of the portfolio. We use the same lending criteria in the adjudication of both first lien and second lien loans.

Under the Bank Act (Canada), banks are limited to providing residential real estate loans of no more than 80% of the collateral value. An exception is made for mortgage loans with a higher LTV ratio if they are insured by either CMHC or a private mortgage insurer. Mortgage insurance protects banks from the risk of default by the borrower, over the term of the coverage. Mortgage insurers are subject to regulatory capital requirements, which aim to ensure that they are well capitalized. If a private mortgage insurer becomes insolvent, the Government of Canada has, provided certain conditions are met, obligations in respect of policies underwritten by certain insolvent private mortgage insurers as more fully described in the Protection of Residential Mortgage or Hypothecary Insurance Act (PRMHIA). There is a possibility that losses could be incurred in respect of insured mortgages if, among other

CIBC 2015 ANNUAL REPORT	55

Management’s discussion and analysis

things, CMHC or the applicable private mortgage insurer denies a claim, or further, if a private mortgage insurer becomes insolvent and either the conditions under the PRMHIA are not met or the Government of Canada denies the claim.

The following tables provide details on our residential mortgage and HELOC portfolios:

	Residential mortgages				HELOC (1)		Total
$ billions, as at October 31, 2015	Insured		Uninsured		Uninsured		Insured (2)		Uninsured
Ontario	$49.0	63%	$28.3	37%	$9.8	100%	$49.0	56%	$38.1	44%
British Columbia and territories	18.7	55	15.2	45	3.8	100	18.7	50	19.0	50
Alberta	17.1	71	7.1	29	2.7	100	17.1	64	9.8	36
Quebec	7.9	66	4.0	34	1.5	100	7.9	59	5.5	41
Central prairie provinces	5.2	72	2.0	28	0.9	100	5.2	65	2.9	35
Atlantic provinces	6.0	74	2.2	26	0.8	100	6.0	67	3.0	33
Canadian portfolio (2)(3)	103.9	64	58.8	36	19.5	100	103.9	57	78.3	43
International portfolio (2)	–	–	2.4	100	–	–	–	–	2.4	100
Total portfolio	$103.9	63%	$61.2	37%	$19.5	100%	$103.9	56%	$80.7	44%
October 31, 2014	$102.3	67%	$51.5	33%	$19.6	100%	$102.3	59%	$71.1	41%

(1)	We did not have any insured HELOCs as at October 31, 2015 and 2014.
(2)	Geographical location is based on the address of the property managed.
(3)	82% (2014: 90%) of insurance on Canadian residential mortgages is provided by CMHC and the remaining by two private Canadian insurers, both rated at least AA (low) by DBRS.

The average LTV ratios(1) for our uninsured Canadian and international residential mortgages and HELOCs originated during the year are provided in the following table. We did not acquire uninsured residential mortgages or HELOCs from a third-party for the years presented in the table below.

For the year ended October 31	2015		2014
	Residential mortgages	HELOC	Residential mortgages	HELOC
Ontario	65%	70%	65%	70%
British Columbia and territories	61	65	61	66
Alberta	68	72	68	72
Quebec	67	72	67	72
Central prairie provinces	69	73	69	73
Atlantic provinces	72	73	71	73
Canadian portfolio (2)	65%	69%	65%	70%
International portfolio	68%	n/m	71%	n/m

(1)	LTV ratios for newly originated residential mortgages and HELOCs are calculated based on weighted average.
(2)	Geographical location is based on the address of the property managed.
n/m	Not meaningful.

The following table provides the average LTV ratios on our total Canadian residential mortgage portfolio:

	Insured	Uninsured
October 31, 2015 (1)	60%	59%
October 31, 2014 (1)	60%	60%

(1)	LTV ratios for residential mortgages are calculated based on weighted average. The house price estimates for October 31, 2015 and 2014 are based on the Forward Sortation Area (FSA) level indices from the Teranet – National Bank National Composite House Price Index (Teranet) as of September 30, 2015 and 2014, respectively. Teranet is an independent estimate of the rate of change in Canadian home prices.

The tables below summarize the remaining amortization profile of our total Canadian and international residential mortgages. The first table provides the remaining amortization periods based on the minimum contractual payment amounts. The second table provides the remaining amortization periods based upon current customer payment amounts, which incorporate payments larger than the minimum contractual amount and/or higher frequency of payments.

Contractual payment basis

	Less than 5 years	5 – 10 years	10 – 15 years	15 – 20 years	20 – 25 years	25 – 30 years	30 – 35 years	35 years and above
Canadian portfolio
October 31, 2015	–%	1%	3%	7%	26%	56%	7%	–%
October 31, 2014	–%	1%	3%	9%	23%	48%	16%	–%
International portfolio
October 31, 2015	7%	16%	26%	25%	16%	8%	2%	–%
October 31, 2014	7%	15%	25%	27%	17%	8%	1%	–%

Current customer payment basis
	Less than 5 years	5 – 10 years	10 – 15 years	15 – 20 years	20 – 25 years	25 – 30 years	30 – 35 years	35 years and above
Canadian portfolio
October 31, 2015	2%	6%	9%	13%	33%	34%	3%	–%
October 31, 2014	3%	6%	10%	14%	28%	31%	8%	–%
International portfolio
October 31, 2015	7%	16%	26%	24%	17%	7%	2%	1%
October 31, 2014	7%	15%	24%	26%	17%	8%	2%	1%

56	CIBC 2015 ANNUAL REPORT

Management’s discussion and analysis

We have two types of condominium exposures in Canada: mortgages and developer loans. Both are primarily concentrated in the Toronto and Vancouver areas. As at October 31, 2015, our Canadian condominium mortgages were $18.5 billion (2014: $17.1 billion) of which 64% (2014: 70%) were insured. Our drawn developer loans were $1.0 billion (2014: $1.0 billion) or 1.4% of our business and government portfolio, and our related undrawn exposure was $1.9 billion (2014: $2.0 billion). The condominium developer exposure is diversified across 87 projects.

We stress test our mortgage and HELOC portfolio to determine the potential impact of different economic events. Our stress tests can use variables such as unemployment rates, debt service ratios and housing price changes, to model potential outcomes for a given set of circumstances. The stress testing involves variables that could behave differently in certain situations. Our main tests use economic variables in a similar range to historical events when Canada experienced economic downturns. Our results show that in an economic downturn, our strong capital position should be sufficient to absorb mortgage and HELOC losses.

Credit quality performance

As at October 31, 2015, total loans and acceptances after allowance for credit losses were $291.0 billion (2014: $268.2 billion). Consumer loans (comprising residential mortgages, credit cards and personal loans, including student loans) constitute 74% (2014: 76%) of the portfolio, and business and government loans (including acceptances) constitute the remainder of the portfolio.

Consumer loans were up by $13.0 billion or 6% from the prior year, primarily due to an increase in residential mortgages of $11.7 billion. Business and government loans (including acceptances) were up $9.8 billion or 15% from the prior year, mainly attributable to the financial institutions and real estate and construction sectors.

The following table provides details of our impaired loans and allowances for credit losses:

$ millions, as at or for the year ended October 31	Business and government loans	Consumer loans	2015 Total	Business and government loans	Consumer loans	2014 Total
Gross impaired loans
Balance at beginning of year	$700	$734	$1,434	$843	$704	$1,547
Classified as impaired during the year	207	1,154	1,361	189	1,250	1,439
Transferred to not impaired during the year	(17)	(105)	(122)	(10)	(103)	(113)
Net repayments	(141)	(254)	(395)	(196)	(242)	(438)
Amounts written-off	(174)	(830)	(1,004)	(155)	(903)	(1,058)
Recoveries of loans and advances previously written-off	–	–	–	–	–	–
Disposals of loans	–	–	–	(18)	–	(18)
Foreign exchange and other	84	61	145	47	28	75
Balance at end of year	$659	$760	$1,419	$700	$734	$1,434
Allowance for impairment (1)
Balance at beginning of year	$337	$307	$644	$323	$224	$547
Amounts written-off	(174)	(830)	(1,004)	(155)	(903)	(1,058)
Recoveries of amounts written-off in previous years	10	176	186	13	179	192
Charge to income statement	100	662	762	162	818	980
Interest accrued on impaired loans	(8)	(15)	(23)	(14)	(16)	(30)
Disposals of loans	–	–	–	–	–	–
Foreign exchange and other	48	33	81	8	5	13
Balance at end of year	$313	$333	$646	$337	$307	$644
Net impaired loans
Balance at beginning of year	$363	$427	$790	$520	$480	$1,000
Net change in gross impaired	(41)	26	(15)	(143)	30	(113)
Net change in allowance	24	(26)	(2)	(14)	(83)	(97)
Balance at end of year	$346	$427	$773	$363	$427	$790
Net impaired loans as a percentage of net loans and acceptances			0.27%			0.29%

(1)	Includes collective allowance relating to personal, scored small business and mortgage impaired loans that are greater than 90 days delinquent, and individual allowance.

Gross impaired loans

As at October 31, 2015, gross impaired loans were $1,419 million, down $15 million from the prior year. The decrease was primarily due to write-offs and lower new classifications in CIBC FirstCaribbean and in the real estate and construction sector in the U.S., partially offset by an increase in the oil and gas sector in Canada and the impact of U.S. dollar appreciation on our existing portfolio.

More than half of the gross impaired loans at the end of the current year related to CIBC FirstCaribbean, for which residential mortgages, business services (e.g., tourism and hotels), and in the real estate and construction sectors accounted for the majority.

Approximately one third of the gross impaired loans relate to Canada, in which there was an increase in the oil and gas sector due to the downgrading of two accounts in the sector. The level of gross impaired loans in the oil and gas sector is affected by oil prices. The remaining gross impaired loans in Canada were largely insured residential mortgages, where losses are minimal.

Less than 10% of the gross impaired loans relate to the U.S., in which the real estate and construction sector accounted for the majority, and experienced a decrease in the current year due to lower new classifications and write-offs.

Additional details on the geographic distribution and industry classification of impaired loans are provided in the “Supplementary annual financial information” section.

Allowance for impairment

Allowance for impairment was $646 million, up $2 million from the prior year.

The increase was mainly due to the impact of U.S. dollar appreciation on our existing portfolio, and the increase in the oil and gas portfolio in Canada resulting from the declining oil prices, partially offset by decreases in CIBC FirstCaribbean and the U.S. real estate and construction sector due to write-offs and lower new classifications. In line with declining gross impaired loans, allowance for impairment was down in the U.S. and CIBC FirstCaribbean.

CIBC 2015 ANNUAL REPORT	57

Management’s discussion and analysis

Exposure to certain countries and regions

Over the past several years, a number of countries in Europe experienced credit concerns. The following tables provide our exposure to European countries, both within and outside the Eurozone.

We do not have material exposure to the countries in the Middle East and North Africa that have either experienced or may be at risk of unrest.

Direct exposures to certain countries and regions

Our direct exposures presented in the tables below comprise (A) funded – on-balance sheet loans (stated at amortized cost net of allowances, if any), deposits with banks (stated at amortized cost net of allowances, if any) and securities (stated at fair value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of allowances, if any) and sold credit default swap (CDS) contracts where we do not benefit from subordination (stated at notional amount less fair value); and (C) derivative MTM receivables (stated at fair value) and repo-style transactions (stated at fair value).

Of our total direct exposures to Europe, approximately 91% (2014: 90%) is to entities in countries with Aaa/AAA ratings from at least one of Moody’s or S&P.

The following table provides a summary of our positions in this business:

	Direct exposures
	Funded				Unfunded
$ millions, as at October 31, 2015	Corporate	Sovereign	Bank	Total funded (A)	Corporate		Bank	Total unfunded (B)
Austria	$–	$129	$–	$129	$–		$1	$1
Belgium	8	–	4	12	–		–	–
Finland	244	1	–	245	39		–	39
France	150	–	27	177	214		12	226
Germany	190	391	358	939	6		–	6
Ireland	–	–	8	8	–		4	4
Italy	–	–	–	–	–		–	–
Luxembourg	–	–	–	–	10		–	10
Malta	–	–	–	–	–		–	–
Netherlands	91	15	61	167	41		1	42
Spain	–	–	–	–	–		–	–
Total Eurozone	$683	$536	$458	$1,677	$310		$18	$328
Czech Republic	$–	$–	$–	$–	$–		$–	$–
Denmark	–	13	–	13	–		53	53
Norway	–	–	6	6	311		–	311
Poland	–	–	3	3	–		–	–
Sweden	414	125	83	622	89		–	89
Switzerland	191	–	36	227	99		–	99
Turkey	–	–	433	433	–		43	43
United Kingdom	729	90	590	1,409	3,455	(1)	489	3,944
Total non-Eurozone	$1,334	$228	$1,151	$2,713	$3,954		$585	$4,539
Total Europe	$2,017	$764	$1,609	$4,390	$4,264		$603	$4,867
October 31, 2014	$1,433	$508	$997	$2,938	$2,727		$456	$3,183

(1)	Includes $215 million of exposure (notional value of $246 million and fair value of $31 million) on a CDS sold on a bond issue of a U.K. corporate entity, which is guaranteed by a financial guarantor. We currently hold the CDS sold as part of our structured credit run-off business. A payout on the CDS sold would be triggered by the bankruptcy of the reference entity, or a failure of the entity to make a principal or interest payment as it is due, as well as a failure of the financial guarantor to meet its obligation under the guarantee.

58	CIBC 2015 ANNUAL REPORT

Management’s discussion and analysis

	Direct exposures (continued)
	Derivative MTM receivables and repo-style transactions						Total direct exposure (A)+(B)+(C)
$ millions, as at October 31, 2015	Corporate	Sovereign	Bank	Gross exposure (1)	Collateral held (2)	Net exposure (C)
Austria	$–	$–	$37	$37	$35	$2	$132
Belgium	5	1	19	25	19	6	18
Finland	5	–	16	21	16	5	289
France	25	217	439	681	653	28	431
Germany	–	–	1,605	1,605	1,575	30	975
Ireland	–	–	7	7	6	1	13
Italy	–	–	5	5	–	5	5
Luxembourg	–	–	38	38	–	38	48
Malta	–	–	2	2	–	2	2
Netherlands	107	–	79	186	78	108	317
Spain	–	–	6	6	5	1	1
Total Eurozone	$142	$218	$2,253	$2,613	$2,387	$226	$2,231
Czech Republic	$–	$1	$–	$1	$–	$1	$1
Denmark	–	–	22	22	17	5	71
Norway	–	–	–	–	–	–	317
Poland	–	–	–	–	–	–	3
Sweden	7	–	143	150	142	8	719
Switzerland	–	–	1,345	1,345	1,314	31	357
Turkey	–	–	–	–	–	–	476
United Kingdom	692	26	4,369	5,087	4,282	805	6,158
Total non-Eurozone	$699	$27	$5,879	$6,605	$5,755	$850	$8,102
Total Europe	$841	$245	$8,132	$9,218	$8,142	$1,076	$10,333
October 31, 2014	$325	$264	$8,498	$9,087	$8,516	$571	$6,692

(1)	The amounts shown are net of CVA.
(2)	Collateral on derivative MTM receivables was $1.1 billion (2014: $1.4 billion), collateral on repo-style transactions was $7.0 billion (2014: $7.1 billion), and both consist of cash and investment-grade debt securities.

Indirect exposures to certain countries and regions

Our indirect exposures comprise securities (primarily CLOs classified as loans on our consolidated balance sheet), and written credit protection on securities in our structured credit run-off business where we benefit from subordination to our position. Our gross exposure before subordination is stated at carrying value for securities and notional, less fair value for derivatives where we have written protection.

$ millions, as at October 31, 2015	Total indirect exposure
Belgium	$3
Finland	8
France	68
Germany	35
Greece	7
Ireland	4
Italy	18
Luxembourg	53
Netherlands	83
Spain	41
Total Eurozone	$320
Denmark	$6
Norway	1
Sweden	9
United Kingdom	68
Total non-Eurozone	$84
Total exposure	$404
October 31, 2014	$951

In addition to the indirect exposures above, we have indirect exposure to European counterparties when we have taken debt or equity securities issued by European entities as collateral for our securities lending and borrowing activity, from entities that are not in Europe. Our indirect exposure was $533 million (2014: $147 million).

CIBC 2015 ANNUAL REPORT	59

Management’s discussion and analysis

Selected exposures in certain selected activities

In response to the recommendations of the Financial Stability Board, this section provides information on our other selected activities within our continuing and exited businesses that may be of particular interest to investors based on their risk characteristics and the current market environment.

U.S. real estate finance

In our U.S. real estate finance business, we operate a full-service platform which originates commercial mortgages to mid-market clients, under four programs.

The construction program offers floating-rate financing to properties under construction. The two interim programs offer fixed- and floating-rate financing, typically with an average term of one to three years for properties that are fully leased or with some leasing or renovation yet to be done. In addition, the interim programs provide operating lines to select borrowers. These programs provide feeder product for the group’s permanent fixed-rate loan program. Once the construction and interim phases are complete and the properties are income producing, borrowers are offered fixed-rate financing within the permanent program (typically with average terms of 10 years).

The following table provides a summary of our positions in this business:

$ millions, as at October 31, 2015	Drawn	Undrawn
Construction program	$144	$41
Interim program	7,127	412
Permanent program	329	–
Exposure, net of allowance	$7,600	$453
Of the above:
Net impaired	$67	$–
On credit watch list	46	–
Exposure, net of allowance, as at October 31, 2014	$6,736	$449

As at October 31, 2015, the allowance for credit losses for this portfolio was $27 million (2014: $47 million). During the year, the provision for credit losses was $14 million (2014: $13 million).

The business also maintains commercial mortgage-backed securities (CMBS) trading and distribution capabilities. As at October 31, 2015, there was no CMBS inventory (2014: nil).

European leveraged finance

In 2008, management made a decision to exit our European leveraged finance business where we participated or originated non-investment grade leveraged loans and syndicated the majority of the loans, earning a fee during the process.

The following table provides a summary of our positions in this business:

$ millions, as at October 31, 2015	Drawn	Undrawn
Exposure, net of allowance	$220	$2
Of the above:
Net impaired	$–	$–
On credit watch list	197	2
Exposure, net of allowance, as at October 31, 2014	$203	$12

As at October 31, 2015, the allowance for credit losses for this portfolio was $38 million (2014: $36 million). During the year, the reversal of credit losses was $1 million (2014: reversal of credit losses was $1 million).

Settlement risk

Settlement risk is the risk that one party fails to deliver at the time of settlement on the terms of a contract between two parties. This risk can arise in general trading activities and from payment and settlement system participation.

Many global settlement systems offer significant risk reduction benefits through complex risk mitigation frameworks. Bilateral payment netting agreements may be put in place to mitigate risk by reducing the aggregate settlement amount between counterparties. Further, we participate in several North American payment and settlement systems, including a global foreign exchange multilateral netting system. We also use financial intermediaries to access some payment and settlement systems, and for certain trades, we may utilize an established clearing house to minimize settlement risk.

Transactions settled outside of payment and settlement systems or clearing houses require approval of credit facilities for counterparties, either as pre-approved settlement risk limits or payment-versus-payment arrangements.

60	CIBC 2015 ANNUAL REPORT

Management’s discussion and analysis

Market risk

Market risk is the risk of economic financial loss in our trading and non-trading portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads, and customer behaviour for retail products. Market risk arises in CIBC’s trading and treasury activities, and encompasses all market related positioning and market making activity.

The trading book consists of positions in financial instruments and commodities held to meet the near-term needs of our clients.

The non-trading book consists of positions in various currencies that are related to asset/liability management (ALM) and investment activities.

Governance and management

Market risk is managed through the three lines of defence model. Front line businesses are responsible for managing their risk – this is the first line of defence.

The second line of defence is Risk Management, which has a dedicated market risk manager for each trading business, supplemented by regional risk managers located in all of our major trading centres, facilitating comprehensive risk coverage. Compliance and other oversight functions also provide independent oversight for market and pension risks.

Internal Audit provides the third line of defence, with independent assessment of the design and operating effectiveness of risk management controls, processes and systems.

Senior management reports material risk matters to the GRC and RMC at least quarterly, including material transactions, limit compliance, and portfolio trends.

Policies

We have comprehensive policies for the management of market risk. These policies are related to the identification and measurement of various types of market risk, their inclusion in the trading book, and to the establishment of limits within which we monitor, manage, and report our overall exposures. Our policies also outline the requirements for the construction of valuation models, independent checking of the valuation of positions, the establishment of valuation adjustments, and alignment with accounting policies including MTM and mark-to-model methodologies.

Process and control

Market risk exposures are monitored daily against approved risk limits, and control processes are in place to monitor that only authorized activities are undertaken. We generate daily risk and limit-monitoring reports, based on the previous day’s positions. Summary market risk and limit compliance reports are produced and reviewed periodically with the GRC and RMC.

We have risk tolerance levels, expressed in terms of statistically based VaR measures, potential worst-case stress losses, and notional or other limits as appropriate. We use a multi-tiered approach to set limits on the amounts of risk that we can assume in our trading and non-trading activities, as follows:

•	RMC limits control consolidated market risk;
•	Management limits control market risk for CIBC overall and are lower than the RMC limits to allow for a buffer in the event of extreme market moves and/or extraordinary client needs;
•	Tier 2 limits control market risk at the business unit level;
•	Tier 3 limits control market risk at the sub-business unit or desk level. Tier 3 limits are set on VaR and a variety of metrics including stress; and
•	Intraday limits are intended to accommodate client orders and related hedging only.

Management limits are established by the CEO, consistent with the risk appetite statement approved by the RMC. Tier 2 and Tier 3 limits are approved at levels of management commensurate with risk assumed.

Risk measurement

We use the following measures for market risk:

•

VaR enables the meaningful comparison of the risks in different businesses and asset classes. VaR is determined by the combined modelling of VaR for each of interest rate, credit spread, equity, foreign exchange, commodity, and debt specific risks, along with the portfolio effect arising from the interrelationship of the different risks (diversification effect):

•	Interest rate risk measures the impact of changes in interest rates and volatilities on cash instruments and derivatives;
•

Credit spread risk measures the impact of changes in credit spreads of provincial, municipal and agency bonds, sovereign bonds, corporate bonds, securitized products, and credit derivatives such as credit default swaps;

•	Equity risk measures the impact of changes in equity prices, volatilities, and dividend yields;
•	Foreign exchange risk measures the impact of changes in foreign exchange rates and volatilities;
•	Commodity risk measures the impact of changes in commodity prices and volatilities, including the basis between related commodities;
•	Debt specific risk measures the impact of changes in the volatility of the yield of a debt instrument as compared with the volatility of the yield of a representative bond index; and
•

Diversification effect reflects the risk reduction achieved across various financial instrument types, counterparties, currencies and regions. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time.

•

Price sensitivity measures the change in value of a portfolio to a small change in a given underlying parameter, so that component risks may be examined in isolation, and the portfolio rebalanced accordingly to achieve a desired exposure;

•

Stressed VaR enables the meaningful comparison of the risks in different businesses and asset classes under stressful conditions. Changes to rates, prices, volatilities, and spreads over a ten day horizon from a stressful historical period are applied to current positions and determine stressed VaR;

•	IRC measures the required capital due to credit migration and default risk for debt securities held in the trading portfolios;
•	Back-testing validates the effectiveness of risk measurement through analysis of observed and theoretical profit and loss outcomes; and
•	Stress testing and scenario analyses provide insight into portfolio behaviour under extreme circumstances.

CIBC 2015 ANNUAL REPORT	61

Management’s discussion and analysis

The following table provides balances on the consolidated balance sheet which are subject to market risk. Certain differences between accounting and risk classifications are detailed in the footnotes below:

$ millions, as at October 31					2015					2014
		Subject to market risk					Subject to market risk
	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Non-traded risk primary risk sensitivity
Cash and non-interest-bearing deposits with banks	$3,053	$–		$1,770	$1,283	$2,694	$–		$1,573	$1,121	Foreign exchange
Interest-bearing deposits with banks	15,584	501		15,083	–	10,853	8		10,845	–	Interest rate
Securities	74,982	45,299	(1)	29,683	–	59,542	45,638	(1)	13,904	–	Equity, interest rate
Cash collateral on securities borrowed	3,245	–		3,245	–	3,389	–		3,389	–	Interest rate
Securities purchased under resale agreements	30,089	–		30,089	–	33,407	–		33,407	–	Interest rate
Loans
Residential mortgages	169,258	–		169,258	–	157,526	–		157,526	–	Interest rate
Personal	36,517	–		36,517	–	35,458	–		35,458	–	Interest rate
Credit card	11,804	–		11,804	–	11,629	–		11,629	–	Interest rate
Business and government	65,276	5,658	(2)	59,618	–	56,075	4,720	(2)	51,355	–	Interest rate
Allowance for credit losses	(1,670)	–		(1,670)	–	(1,660)	–		(1,660)	–	Interest rate
Derivative instruments	26,342	22,457	(3)	3,885	–	20,680	17,790	(3)	2,890	–	Interest rate, foreign exchange
Customers’ liability under acceptances	9,796	–		9,796	–	9,212	–		9,212	–	Interest rate
Other assets	19,033	1,381		10,260	7,392	16,098	1,506		7,317	7,275	Interest rate, equity, foreign exchange
	$463,309	$75,296		$379,338	$8,675	$414,903	$69,662		$336,845	$8,396
Deposits	$366,657	$363	(4)	$327,557	$38,737	$325,393	$371	(4)	$289,087	$35,935	Interest rate
Obligations related to securities sold short	9,806	9,468		338	–	12,999	12,151		848	–	Interest rate
Cash collateral on securities lent	1,429	–		1,429	–	903	–		903	–	Interest rate
Obligations related to securities sold under repurchase agreements	8,914	–		8,914	–	9,862	–		9,862	–	Interest rate
Derivative instruments	29,057	24,655	(3)	4,402	–	21,841	19,716	(3)	2,125	–	Interest rate, foreign exchange
Acceptances	9,796	–		9,796	–	9,212	–		9,212	–	Interest rate
Other liabilities	12,223	1,038		5,138	6,047	10,932	874		4,232	5,826	Interest rate
Subordinated indebtedness	3,874	–		3,874	–	4,978	–		4,978	–	Interest rate
	$441,756	$35,524		$361,448	$44,784	$396,120	$33,112		$321,247	$41,761

(1)	Excludes securities in the structured credit run-off business of $565 million (2014: $759 million). These are considered non-trading for market risk purposes.
(2)	Excludes $333 million (2014: $180 million) of loans that are warehoused for future securitization purposes. These are considered non-trading for market risk purposes.
(3)	Excludes derivatives relating to the structured credit and other run-off businesses which are considered non-trading for market risk purposes.
(4)	Comprises FVO deposits which are considered trading for market risk purposes.

Trading activities

We hold positions in traded financial contracts to meet client investment and risk management needs. Trading revenue (net interest income or non-interest income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.

Value-at-Risk

Our VaR methodology is a statistical technique that measures the potential overnight loss at a 99% confidence level. We use a full revaluation historical simulation methodology to compute VaR, stressed VaR and other risk measures.

Although a valuable guide to risk, VaR should always be viewed in the context of its limitations. For example:

•	The use of historical data for estimating future events will not encompass all potential events, particularly those that are extreme in nature;
•

The use of a one-day holding period assumes that all positions can be liquidated or the risks offset in one day. This may not fully reflect the market risk arising at times of severe illiquidity, when a one-day period may be insufficient to liquidate or hedge all positions fully;

•	The use of a 99% confidence level does not take into account losses that might occur beyond this level of confidence; and
•	VaR is calculated on the basis of exposures outstanding at the close of business and assumes no management action to mitigate losses.

The VaR table below presents market risks by type of risk and in aggregate. The risks are interrelated and the diversification effect reflects the reduction of risk due to portfolio effects among the trading positions. Our trading risk exposures to interest rates and credit spreads arise from activities in the global debt and derivative markets, particularly from transactions in the Canadian, U.S., and European markets. The primary instruments are government and corporate debt, and interest rate derivatives. The majority of the trading exposure to foreign exchange risk arises from transactions involving the Canadian dollar, U.S. dollar, Euro, pound sterling, Australian dollar, Chinese yuan, and Japanese yen, whereas the primary risks of losses in equities are in the U.S., Canadian, and European markets. Trading exposure to commodities arises primarily from transactions involving North American natural gas, crude oil products, and precious metals.

62	CIBC 2015 ANNUAL REPORT

Management’s discussion and analysis

VaR by risk type – trading portfolio

$ millions, as at or for the year ended October 31				2015				2014
	Year-end	Average	High	Low	Year-end	Average	High	Low
Interest rate risk	$1.6	$1.5	$3.3	$0.9	$2.0	$1.8	$3.8	$0.7
Credit spread risk	2.3	2.8	4.6	1.7	2.0	1.5	2.5	0.9
Equity risk	2.0	2.3	6.3	1.3	1.7	2.1	9.1	1.2
Foreign exchange risk	1.3	0.9	2.5	0.4	0.5	0.8	1.7	0.3
Commodity risk	1.5	1.6	3.0	0.6	1.0	1.1	2.0	0.6
Debt specific risk	1.7	2.0	3.0	1.1	1.9	2.4	3.5	1.9
Diversification effect (1)	(7.0)	(7.1)	n/m	n/m	(6.1)	(6.2)	n/m	n/m
Total VaR (one-day measure)	$3.4	$4.0	$7.3	$2.7	$3.0	$3.5	$9.7	$2.1

(1)	Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average total VaR for the year ended October 31, 2015 was up $0.5 million from the prior year. The increase was driven by an increase in credit spread, equity, foreign exchange, and commodity risks, partially offset by a decrease in interest rate and debt specific risks.

Stressed VaR

The stressed VaR measure is intended to replicate the VaR calculation that would be generated for our current portfolio if the values of the relevant market risk factors were sourced from a period of stressed market conditions. The model inputs are calibrated to historical data from a continuous 12-month period of significant financial stress relevant to our current portfolio since December 2006. Our current stressed VaR period is from September 10, 2008 to September 8, 2009.

Stressed VaR by risk type – trading portfolio

$ millions, as at or for the year ended October 31				2015				2014
	Year-end	Average	High	Low	Year-end	Average	High	Low
Interest rate risk	$9.3	$6.7	$15.9	$2.5	$5.8	$6.4	$18.0	$0.5
Credit spread risk	10.9	13.5	19.0	9.3	14.1	8.0	14.2	1.3
Equity risk	4.2	2.4	16.8	1.1	1.7	2.8	21.3	0.7
Foreign exchange risk	3.4	3.8	11.0	0.6	7.3	2.8	13.9	0.2
Commodity risk	2.1	4.0	10.1	1.1	3.1	4.9	14.7	0.3
Debt specific risk	2.5	3.7	5.3	2.0	3.5	3.5	5.6	0.7
Diversification effect (1)	(20.8)	(20.8)	n/m	n/m	(17.1)	(17.2)	n/m	n/m
Stressed total VaR (one-day measure)	$11.6	$13.3	$27.4	$8.7	$18.4	$11.2	$22.7	$3.1

(1)	Stressed total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average stressed total VaR for the year ended October 31, 2015 was up $2.1 million from the prior year. The increase was driven by an increase in our interest rate, credit spread, foreign exchange, and debt specific risks, partially offset by a reduction in equity and commodity risks.

Incremental risk charge

IRC is a measure of default and migration risk for debt securities held in the trading portfolios. Our IRC methodology is a statistical technique that measures the risk of issuer migration and default over a period of one year by simulating changes in issuer credit rating. Validation of the model included testing of the liquidity horizon, recovery rate, correlation, and probability of default and migration.

IRC – trading portfolio

$ millions, as at or for the year ended October 31				2015				2014
	Year-end	Average	High	Low	Year-end	Average	High	Low
Default risk	$64.2	$94.6	$156.6	$63.4	$71.5	$81.6	$117.0	$62.6
Migration risk	27.3	40.3	50.9	26.4	45.7	43.1	66.7	27.8
IRC (one-year measure)	$91.5	$134.9	$202.4	$91.5	$117.2	$124.7	$171.5	$94.7

Average IRC for the year ended October 31, 2015 was up $10.2 million from the prior year due to the changes in the composition of fixed income instruments in the trading portfolio.

Back-testing

To determine the reliability of the trading VaR model, outcomes are monitored regularly through a back-testing process to test the validity of the assumptions and the parameters used in the trading VaR calculation. The back-testing process includes calculating a hypothetical or static profit and loss and comparing that result with calculated VaR. Static profit and loss represents the change in value of the prior day’s closing portfolio due to each day’s price movements, on the assumption that the contents of the portfolio remained unchanged. The back-testing process is conducted on a daily basis at the consolidated CIBC level. Back-testing is also performed for business lines and individual portfolios.

Static profit and loss and trading losses in excess of the one-day VaR are investigated. The back-testing process, including the investigation of results, is performed by risk professionals who are independent of those responsible for development of the model.

Internal Audit also reviews our models, validation processes, and results of our back-testing. Based on our back-testing results, we are able to ensure that our VaR model continues to appropriately measure risk.

During the year, there were three negative back-testing breaches of the total VaR measure, in line with statistical expectations.

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Management’s discussion and analysis

Trading revenue

Trading revenue (TEB) comprises both trading net interest income and non-interest income and excludes underwriting fees and commissions. Trading revenue (TEB) in the charts below excludes positions described in the “Structured credit run-off business” section of the MD&A and certain other exited portfolios.

During the year, trading revenue (TEB) was positive for 99% of the days. The largest gain of $31.1 million occurred on April 1, 2015, and was attributable to the normal course of business, notably within the equity derivatives business. The largest loss of $1.9 million occurred on October 30, 2015, driven by recognition of various month end valuation adjustments across the portfolio. Average daily trading revenue (TEB) was $4.5 million during the year, of which the TEB adjustment was $1.9 million.

Frequency distribution of daily 2015 trading revenue (TEB)

The histogram below presents the frequency distribution of daily trading revenue (TEB) for 2015.

Trading revenue (TEB) versus VaR

The trading revenue (TEB) versus VaR graph below shows the current year’s daily trading revenue (TEB) against the close of business day VaR measures. Trading revenue distribution on which VaR is calculated is not on a TEB basis.

Stress testing and scenario analysis

Stress testing and scenario analyses are designed to add insight to possible outcomes of abnormal market conditions, and to highlight possible risk concentrations.

Our stress testing and scenario analysis measure the effect on portfolio values of a wide range of extreme moves in market risk factors. The methodology is a one-month stress test scenario and assumes that no actions are taken during the stress event to mitigate risk, reflecting the decreased liquidity that frequently accompanies market shocks.

Our scenario analysis approach simulates the impact on earnings of extreme market events up to a period of one month. Scenarios are developed using historical market data during periods of market disruption, or are based on the hypothetical occurrence of economic events, political events and natural disasters suggested and designed by economists, business leaders, and risk managers.

Among the historical scenarios are the 1994 period of U.S. Federal Reserve tightening, the 1998 Russian-led crisis, and the market events following the 2008 market crisis. The hypothetical scenarios include potential market crises originating in North America and Asia.

Below are our core stress test scenarios which we run daily to add insight into potential exposure levels under stress. Stress testing scenarios are periodically reviewed and amended as necessary to ensure they remain relevant.

Under worst-case stress test scenarios limit monitoring, limits are placed on the maximum acceptable loss for the aggregate portfolio, at the detailed portfolio level, and at specific asset class types.

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Management’s discussion and analysis

Stress scenario list

1. Subprime crisis and Lehman collapse – 2008	4. Tech bubble burst – 2000	7. Domestic political instability
2. U.S. Fed tightening – 1994	5. U.S. sovereign debt default and downgrade	8. Real estate market crash
3. Russian debt crisis – 1998	6. Chinese hard landing

Average stress testing results(1) for 2015 and 2014 for each of the 8 scenarios noted above from our trading positions are provided in the chart below:

(1)	The 2014 average stress testing is a blended value between two approaches as a result of the implementation of the full revaluation method of computing VaR in place of the parametric approach in the beginning of 2014.

Non-exchange traded commodity derivatives

In the normal course of business, we trade non-exchange traded commodity derivative contracts. We control and manage our non-exchange traded commodity derivatives risk through the VaR and stress testing methodologies described above. We use modelling techniques or other valuation methodologies to determine the fair value of these contracts.

The following table provides the fair value, based upon maturity of non-exchange traded commodity contracts:

$ millions, as at October 31, 2015	Positive	Negative	Net
Maturity less than 1 year	$419	$1,029	$(610)
Maturity 1 – 3 years	554	1,175	(621)
Maturity 4 – 5 years	82	93	(11)
Maturity in excess of 5 years	78	28	50
	$1,133	$2,325	$(1,192)

Non-trading activities

Interest rate risk

Non-trading interest rate risk, which includes structural interest rate risk, consists primarily of risk inherent in ALM activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. This optionality arises predominantly from the prepayment exposures of mortgage products, mortgage commitments and some guaranteed investment certificates products with early redemption features. A variety of cash instruments and derivatives, primarily interest rate swaps, futures and options, are used to manage these risks.

The Board has oversight of the management of non-trading market risk, sets the market risk appetite and annually approves the market risk limits. GALCO and the Asset and Liability Management Committee regularly review structural market risk positions and provide senior management oversight.

In addition to Board-approved limits on earnings and economic value exposure, more granular management limits are in place to guide day-to-day management of this risk. The ALM group within Treasury is responsible for the ongoing management of structural market risk across the enterprise, with independent oversight and compliance with non-trading market risk policy provided by Capital Markets Risk Management.

ALM activities are designed to manage the effects of potential interest rate movements while balancing the cost of any hedging activities on the current net revenue. The net income sensitivity is a measure of the impact of potential changes in interest rates on the projected 12-month after-tax net income of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements with interest rates floored at zero.

Our total non-trading interest rate risk exposure, as at October 31, 2015, is included in Note 17 to the consolidated financial statements. On- and off-balance sheet assets and liabilities are generally reported based on the earlier of their contractual repricing or maturity date; however, our disclosure includes the assumed interest rate sensitivity of certain assets and liabilities (including core deposits and credit card balances), reflecting how we manage interest rate risk. The interest rate position reported in Note 17 presents our risk exposure only at a point in time. The exposure can change depending on client preference for products and terms, including mortgage prepayment or other options exercised, and the nature of our management of the various and diverse portfolios that comprise the consolidated interest rate risk position.

The following table shows the potential impact over the next 12 months, adjusted for structural assumptions (excluding shareholders’ equity in the calculation of the present value of shareholders’ equity), estimated prepayments and early withdrawals, of an immediate and sustained 100 and 200 basis point increase or decrease in interest rates.

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Interest rate sensitivity – non-trading (after-tax)

$ millions, as at October 31			2015			2014
	CAD	USD	Other	CAD	USD	Other
100 basis point increase in interest rates
Increase (decrease) in net income attributable to equity shareholders	$83	$(5)	$–	$124	$(3)	$(3)
Increase (decrease) in present value of shareholders’ equity	(87)	(128)	(27)	(125)	(19)	(30)
100 basis point decrease in interest rates
Increase (decrease) in net income attributable to equity shareholders	$(154)	$(8)	$–	$(186)	$1	$4
Increase (decrease) in present value of shareholders’ equity	(39)	92	26	80	10	31
200 basis point increase in interest rates
Increase (decrease) in net income attributable to equity shareholders	$154	$(9)	$1	$229	$(6)	$(7)
Increase (decrease) in present value of shareholders’ equity	(188)	(256)	(54)	(260)	(39)	(60)
200 basis point decrease in interest rates
Increase (decrease) in net income attributable to equity shareholders	$(244)	$(13)	$–	$(395)	$3	$8
Increase (decrease) in present value of shareholders’ equity	(279)	103	45	(64)	17	56

Foreign exchange risk

Non-trading foreign exchange risk, also referred to as structural foreign exchange risk, arises primarily from our investments in foreign operations. This risk, predominantly in U.S. dollars, is managed using derivative hedges and by funding the investments in foreign currencies. We actively manage this risk to ensure that the potential impact on our capital ratios is within tolerances set by the RMC, while giving consideration to the impact on earnings.

Structural foreign exchange risk is managed by Treasury under the supervision of the ExCo, with the overall risk appetite established by the Board. Compliance with trading and non-trading market risk policy, as well as market risk limits, is monitored daily by Capital Markets Risk Management.

A 1% appreciation of the Canadian dollar would reduce our shareholders’ equity as at October 31, 2015 by approximately $47 million (2014: $44 million) on an after-tax basis.

Our non-functional currency denominated earnings are converted into the functional currencies through spot or forward foreign exchange transactions. Thus, there is no significant impact of exchange rate fluctuations on our consolidated statement of income, except for foreign functional currency earnings, which are translated at average monthly exchange rates as they arise.

We hedge certain foreign currency contractual expenses using derivatives which are accounted for as cash flow hedges. The net change in fair value of these hedging derivatives included in AOCI amounted to a gain of $21 million (2014: $8 million) on an after-tax basis. This amount will be released from AOCI to offset the hedged currency fluctuations as the expenses are incurred.

Derivatives held for ALM purposes

Where derivatives are held for ALM purposes, and when transactions meet the criteria specified under IFRS, we apply hedge accounting for the risks being hedged, as discussed in Notes 12 and 13 to the consolidated financial statements. Derivative hedges that do not qualify for hedge accounting treatment are referred to as economic hedges and are recorded at fair value on the consolidated balance sheet with changes in fair value recognized in the consolidated statement of income.

Economic hedges for other than FVO financial instruments may lead to income volatility because the hedged items are recorded either on a cost or amortized cost basis. This income volatility may not be representative of the overall risk.

Equity risk

Non-trading equity risk arises primarily in our strategy and corporate development activities and our merchant banking activities. The investments comprise public and private equities, investments in limited partnerships, and equity-accounted investments.

The following table provides the amortized cost and fair values of our non-trading equities:

$ millions, as at October 31		Amortized cost	Fair value
2015	AFS securities	$273	$446
	Equity-accounted investments in associates (1)	1,504	1,815
		$1,777	$2,261
2014	AFS securities	$278	$630
	Equity-accounted investments in associates (1)	1,610	2,203
		$1,888	$2,833

(1)	Excludes our equity-accounted joint ventures. See Note 26 to the consolidated financial statements for further details.

Pension risk

A number of defined benefit pension plans are operated globally. As at October 31, 2015, our consolidated defined benefit pension plans were in a net funded status surplus position of $463 million, compared with $61 million as at October 31, 2014. The change in the net funded status position of our pension plans is disclosed in Note 19 to the consolidated financial statements.

The MRCC has been delegated fiduciary responsibility from the Board for pension plans. Pension market risk arises primarily from movements in interest rates, credit spreads, equity prices and investments.

Our Canadian pension plans represent approximately 90% of our pension plans, the most significant of which is our principal Canadian pension plan (the CIBC Pension Plan). The estimated impact on our Canadian defined benefit obligations of a 100 bps change in the discount rate is disclosed in Note 19 to the consolidated financial statements.

The MRCC is responsible for setting an appropriate investment strategy for the CIBC Pension Plan through a Statement of Investment Objectives, Policies and Procedures. The target asset allocation for our principal plan is 60% in equities and 40% in fixed income securities.

Pension Risk Management ensures that the governance, management and operational frameworks of our pension plans align with their desired risk profiles.

The use of derivatives is permitted within the CIBC Pension Plan, in accordance with the derivatives policy that was approved by the Pension Benefits Management Committee and the MRCC of the Board, to manage risk at the discretion of the Pension Investment Committee. Risk reduction and mitigation strategies may include hedging of interest rate, currency, credit spread and/or equity risks. The derivatives policy also permits the use of derivatives to enhance plan returns.

The CIBC Pension Plan minimizes its foreign currency exposure by utilizing a passive currency overlay strategy to reduce the aggregate currency exposure from foreign equities. The fair value of derivatives used for the purposes of currency overlay is disclosed in Note 19 to the consolidated financial statements.

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Liquidity risk

Liquidity risk is the risk of having insufficient cash or its equivalent to meet financial obligations as they come due. Common sources of liquidity risk inherent in banking services include unanticipated withdrawals of deposits, the inability to replace maturing debt, credit and liquidity commitments, and additional pledging or other collateral requirements.

Governance and management

Our liquidity risk management strategies seek to maintain sufficient liquid assets and diversified funding sources to consistently fund our balance sheet and contingent obligations, and maintain the strength of our enterprise under both normal and stressed conditions.

We manage liquidity risk in a manner that enables us to withstand a liquidity stress event without an adverse impact on the viability of our operations. Actual and anticipated inflows and outflows of funds generated from on- and off-balance sheet exposures are measured and monitored on a daily basis to ensure compliance with established limits.

Liquidity risk is managed using the three lines of defence model, with the ongoing management of liquidity risk the responsibility of the Treasurer, supported by guidance from GALCO.

The Treasurer is responsible for managing and coordinating the activities and processes required for measurement, reporting and monitoring of CIBC’s liquidity risk – this is the first line of defence.

The Balance Sheet, Liquidity and Pension Risk Management group provides independent oversight of liquidity risk as the second line of defence.

Internal Audit provides the third line of defence, with independent assessment of the design and operating effectiveness of liquidity risk management controls, processes and systems.

GALCO oversees CIBC’s liquidity risk management, ensuring liquidity risk framework, policies, methodologies and assumptions are regularly reviewed and, as appropriate, modified to ensure alignment with our operating environment and regulatory requirements. The Liquidity Risk Management Committee, a subcommittee of GALCO, also specifically monitors global liquidity risk, and includes senior management from Treasury, Risk Management and regional operations.

The RMC provides governance through review of CIBC’s liquidity management framework that includes the procedures, limits and independent monitoring structures, and approval of CIBC’s liquidity risk management policy and funding plan.

GALCO’s responsibilities include:

•	Ensuring that CIBC’s liquidity profile is managed consistent with the stated risk appetite and regulatory requirements;
•	Monitoring the reporting and metrics related to liquidity risk exposure, such as the Liquidity Horizon, funding profile and key early warning indicators;
•	Reviewing, on a periodic basis, the liquidity stress assumptions used to measure liquidity risk exposure; and
•	Reviewing and approving the funding plan.

RMC’s responsibilities include:

•	Recommending liquidity risk tolerance to CIBC’s Board through the risk appetite statement;
•	Reviewing and approving the liquidity risk management policy, CIBC’s funding plan and the global contingency funding plan (CFP); and
•	Reviewing the liquidity stress scenario used in the Liquidity Horizon metric.

Policies

Our liquidity risk management policy requires a sufficient amount of available unencumbered liquid assets to meet anticipated liquidity needs in both normal and stressed conditions for a minimum time period as measured by CIBC’s Liquidity Horizon. CIBC subsidiaries possessing unique liquidity characteristics, due to distinct business or jurisdictional requirements, maintain local liquidity policies in alignment with CIBC’s liquidity risk management policy.

CIBC’s pledging policy sets out consolidated aggregate pledge limits for both financial and non-financial assets. Pledged assets are considered encumbered and therefore unavailable for liquidity purposes.

We maintain a detailed global CFP that documents liquidity management actions and governance in response to liquidity stress events.

Process and control

Measurement and management of liquidity risk is performed regionally and centralized in Treasury. Contractual and behavioural on- and off-balance sheet cash flows under normal and stressed conditions are modeled and used to determine liquidity levels to be maintained throughout the policy-prescribed time horizon.

The Balance Sheet, Liquidity and Pension Risk Management group’s role includes global accountability for the liquidity risk management of all CIBC legal entities and consolidated global exposure. They are responsible for ensuring that all liquidity risks incurred by CIBC are properly identified, analyzed, quantified and in alignment with CIBC’s risk appetite.

The RMC is regularly informed of current and prospective liquidity conditions and ongoing enhancement and implementation of monitoring measures and measurement tools.

Risk measurement

Our liquidity risk tolerance is defined by our risk appetite statement, which is approved annually by the Board, and forms the basis for the delegation of liquidity risk authority to senior management. We use both external regulatory-driven and internal liquidity risk metrics to measure our liquidity risk exposure. Internally, our liquidity position is measured using the Liquidity Horizon. The Liquidity Horizon measures the future point in time when projected cumulative cash outflows exceed cash inflows under a predefined liquidity stress scenario. Expected and potential anticipated inflows and outflows of funds generated from on- and off-balance sheet exposures are measured and monitored on a daily basis to ensure compliance with established limits. Contractual and behavioural on- and off-balance sheet cash flows under normal and stressed conditions are modeled and used to determine liquidity levels against the prescribed management target.

Our liquidity measurement system provides liquidity risk exposure reports that include the calculation of the Liquidity Horizon and regulatory reporting such as the LCR and Net Cumulative Cash Flow (NCCF). Our liquidity management framework also incorporates the monitoring of our unsecured wholesale funding position and funding capacity.

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Management’s discussion and analysis

Risk appetite

CIBC’s risk appetite statement ensures prudent management of liquidity risk by outlining qualitative considerations and quantitative metrics. These include the LCR, and a minimum Liquidity Horizon that contemplates a severe combined CIBC-specific and market-wide stress scenario. Quantitative metrics are measured and managed to a set of GALCO-approved management limits, which are more stringent than the limits established by the RMC.

Stress testing

A key component of our liquidity risk management is the liquidity risk stress testing framework. Liquidity stress testing involves the application of name-specific and market-wide stress scenarios at multiple levels of severity to assess the amount of available liquidity required to satisfy anticipated obligations as they come due. The scenarios model potential liquidity and funding requirements in the event of unsecured wholesale funding and deposit run-off, expected contingent liquidity utilization, as well as liquid asset marketability.

Stress scenario assumptions are subject to periodic review, at least annually, by the RMC.

Liquid and encumbered assets

Our policy is to maintain a pool of high quality unencumbered liquid assets that are readily available to meet outflows determined under stressed conditions. Liquid assets include cash, high quality marketable securities and other assets that can be readily pledged at central banks and in repo markets or converted into cash in a timely fashion. We do not include encumbered assets which are composed of assets pledged as collateral and other assets that we consider restricted due to legal, operational, or other reasons.

Liquid assets from on- and off-balance sheet sources net of encumbrance constitute our unencumbered pool of liquid assets and are summarized in the following table:

$ millions, as at October 31								2015	2014
	Gross liquid assets					Encumbered liquid assets (1)		Unencumbered liquid assets
		CIBC owned assets		Third-party assets		CIBC owned assets	Third-party assets
Cash and due from banks	$18,637 (2)		(2)	$–		$460	$–	$18,177	$13,200
Securities		73,866	(3)	66,561	(4)	24,603	32,952	82,872	70,495
National Housing Act mortgage-backed securities		55,554	(5)	–		23,114	–	32,440	32,718
Mortgages		11,962	(6)	–		11,962	–	–	–
Credit cards		4,782	(7)	–		4,782	–	–	–
Other assets		5,887	(8)	–		5,460	–	427	381
		$170,688		$66,561		$70,381	$32,952	$133,916	$116,794

(1)	Excludes intraday pledges to the Bank of Canada related to the Large Value Transfer System as these are normally released at the end of the settlement cycle each day.
(2)	Includes cash, non-interest-bearing deposits and interest-bearing deposits with contractual maturities of less than 30 days.
(3)	Includes trading, AFS and FVO securities. Excludes securities in our structured credit run-off business, private debt and private equity securities of $1,116 million (2014: $1,340 million).
(4)	Includes $3,245 million (2014: $3,389 million) of cash collateral received on securities borrowed, $30,089 million (2014: $33,407 million) of securities purchased under resale agreements, $32,169 million (2014: $26,118 million) of securities borrowed against securities lent, and $1,058 million (2014: $2,285 million) of securities received for derivatives collateral.
(5)	Includes securitized and transferred residential mortgages under the Canada Mortgage Bond, and securitized mortgages that were not transferred to external parties. These are reported in Loans on our consolidated balance sheet.
(6)	Includes mortgages in the Covered Bond Programme.
(7)	Includes assets held in consolidated trusts supporting funding liabilities.
(8)	Includes $5,460 million (2014: $3,756 million) of cash pledged for derivatives collateral and $427 million (2014: $381 million) of gold and silver certificates.

In the course of CIBC’s day-to-day operations, securities and other assets are pledged to secure obligations, participate in clearing and settlement systems and for other collateral management purposes. For additional details, see Note 22 to the consolidated financial statements.

The table presented above represents the carrying value of CIBC’s liquid assets available for use in liquidity stress. The liquidity value of liquid assets is determined by applying asset haircut assumptions under a stress scenario which consider those haircuts applicable at central banks, such as the Bank of Canada and the Federal Reserve Bank of New York, historical observation, securities characteristics including type, issuer, credit ratings, currency and remaining term to maturity, and regulatory guidance.

Our unencumbered liquid assets increased by $17.1 billion or 15% from October 31, 2014, primarily due to an increase in unencumbered securities and interest-bearing deposits with banks as a result of normal operations and business initiatives.

Additionally, CIBC maintains eligibility to the Bank of Canada Emergency Lending Assistance (ELA) program and the Federal Reserve Bank’s Discount Window.

The following table summarizes unencumbered liquid assets held by CIBC (parent) and significant subsidiaries:

$ millions, as at October 31	2015	2014
CIBC (parent)	$100,698	$98,979
CIBC World Markets Inc. (1)	16,005	13,181
Other subsidiaries	17,213	4,634
	$133,916	$116,794

(1)	Includes CIBC World Markets Inc. and CIBC World Markets Corp.

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Asset encumbrance

The following table provides a summary of our total encumbered and unencumbered assets:

					Encumbered		Unencumbered
$ millions, as at October 31		CIBC owned assets	Third-party assets	Total assets	Pledged as collateral	Other	Available as collateral	Other
2015	Cash and deposits with banks	$18,637	$–	$18,637	$16	$444	$18,177	$–
	Securities	74,982	–	74,982	24,603	–	49,263	1,116
	Securities borrowed or purchased under resale agreements		33,334	33,334	16,748	–	16,586	–
	Loans, net of allowance	281,185	–	281,185	39,858	76	32,440	208,811
	Other
	Derivative instruments	26,342	–	26,342	–	–	–	26,342
	Customers’ liability under acceptances	9,796	–	9,796	–	–	–	9,796
	Land, building and equipment	1,897	–	1,897	–	–	–	1,897
	Goodwill	1,526	–	1,526	–	–	–	1,526
	Software and other intangible assets	1,197	–	1,197	–	–	–	1,197
	Investments in equity-accounted associates and joint ventures	1,847	–	1,847	–	–	–	1,847
	Other assets	12,566	–	12,566	5,460	–	427	6,679
		$429,975	$33,334	$463,309	$86,685	$520	$116,893	$259,211
2014	Cash and deposits with banks	$13,547	$–	$13,547	$8	$339	$13,200	$–
	Securities	59,542	–	59,542	19,004	–	39,198	1,340
	Securities borrowed or purchased under resale agreements	–	36,796	36,796	14,404	–	22,392	–
	Loans, net of allowance	259,028	–	259,028	39,159	197	32,718	186,954
	Other
	Derivative instruments	20,680	–	20,680	–	–	–	20,680
	Customers’ liability under acceptances	9,212	–	9,212	–	–	–	9,212
	Land, building and equipment	1,797	–	1,797	–	–	–	1,797
	Goodwill	1,450	–	1,450	–	–	–	1,450
	Software and other intangible assets	967	–	967	–	–	–	967
	Investments in equity-accounted associates and joint ventures	1,923	–	1,923	–	–	–	1,923
	Other assets	9,961	–	9,961	3,756	–	381	5,824
		$378,107	$36,796	$414,903	$76,331	$536	$107,889	$230,147

Restrictions on the flow of funds

Our subsidiaries are not subject to significant restrictions that would prevent transfers of funds, dividends or capital distributions, except that certain subsidiaries have separate regulatory capital and liquidity requirements, as established by applicable banking and securities regulators.

We monitor and manage our capital and liquidity requirements across these entities to ensure that resources are used efficiently and that each entity is in compliance with local regulatory and policy requirements.

Liquidity coverage ratio

In December 2010, the BCBS published the Basel III international framework for liquidity risk measurement, standards and monitoring, which included the LCR and net stable funding ratio (NSFR) as two minimum liquidity standards. In July 2014, OSFI published the “Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Coverage Ratio”, which provided public disclosure guidance applicable to D-SIBs as it pertains to the LCR. In accordance with the calibration methodology contained in OSFI’s liquidity adequacy requirements (LAR) guidelines released in May 2014, CIBC reports the LCR monthly to OSFI, effective January 2015.

The LCR’s primary objective is to promote short-term resilience of a bank’s liquidity risk profile, ensuring that it has adequate unencumbered high quality liquid resources to meet its liquidity needs in a 30-day acute stress scenario. Canadian banks are required to achieve a minimum LCR value of 100%. CIBC is in compliance with this requirement. The ratio is calculated as follows:

Total High Quality Liquid Assets (HQLA)	≥ 100%
Total net cash outflows over the next 30 calendar days

The LCR’s numerator consists of unencumbered HQLA, which follow an OSFI-defined set of eligibility criteria that considers fundamental and market-related characteristics, and relative ability to operationally monetize assets on a timely basis during a period of stress. CIBC’s centrally-managed liquid asset portfolio includes those liquid assets reported in the HQLA, such as central government treasury bills and bonds, central bank deposits and high-rated sovereign, agency, provincial, and corporate securities. Asset eligibility limitations inherent in the LCR metric do not necessarily reflect CIBC’s internal assessment of its ability to monetize its marketable assets under stress.

The ratio’s denominator reflects net cash outflows expected in the LCR’s stress scenario over the 30 calendar day period. Expected cash outflows represent LCR-defined withdrawal or draw-down rates applied against outstanding liabilities and off-balance sheet commitments, respectively. Significant contributors to CIBC’s LCR outflows include business and financial institution deposit run-off, draws on undrawn lines of credit and unsecured debt maturities. Cash outflows are partially offset by cash inflows, which are calculated at LCR-prescribed inflow rates, and include performing loan repayments and non-HQLA marketable assets.

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Management’s discussion and analysis

The following table provides key quantitative information about LCR, as prescribed by OSFI:

$ millions, for the three months ended October 31, 2015		Total unweighted value (1)(2) (average)	Total weighted value (1)(3) (average)
HQLA
1	HQLA	n/a	$97,663
Cash outflows
2	Retail deposits and deposits from small business customers, of which:	$120,583	8,012
3	Stable deposits	57,874	1,741
4	Less stable deposits	62,709	6,271
5	Unsecured wholesale funding, of which:	110,591	65,099
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	39,119	9,526
7	Non-operational deposits (all counterparties)	46,765	30,866
8	Unsecured debt	24,707	24,707
9	Secured wholesale funding	n/a	2,839
10	Additional requirements, of which:	63,934	17,636
11	Outflows related to derivative exposures and other collateral requirements	9,650	6,009
12	Outflows related to loss of funding on debt products	2,196	2,196
13	Credit and liquidity facilities	52,088	9,431
14	Other contractual funding obligations	2,000	2,000
15	Other contingent funding obligations	215,920	3,861
16	Total cash outflows	n/a	99,447
Cash inflows
17	Secured lending (e.g. reverse repos)	42,425	8,147
18	Inflows from fully performing exposures	13,441	6,843
19	Other cash inflows	2,327	2,327
20	Total cash inflows	$58,193	$17,317
			Total adjusted value
21	Total HQLA	n/a	$97,663
22	Total net cash outflows	n/a	$82,130
23	LCR	n/a	118.9%
$ millions, for the three months ended July 31, 2015			Total adjusted value
21	Total HQLA	n/a	$86,620
22	Total net cash outflows	n/a	$71,998
23	LCR	n/a	120.7%

(1)	Calculated based on a simple average of the three month end figures within the quarter.
(2)	Unweighted inflow and outflow values are calculated as outstanding balances maturing or callable within 30 days of various categories or types of liabilities, off-balance sheet items or contractual receivables.
(3)	Weighted values are calculated after the application of haircuts (for HQLA) and inflow and outflow rates prescribed by OSFI.
n/a	Not applicable as per the LCR common disclosure template.

Our average LCR as at October 31, 2015 is lower compared with the average as at July 31, 2015, as a result of increases in contractual and contingent lending obligations, partially offset by larger holdings of HQLA. Multiple other factors that are part of normal business operations also impact the LCR.

CIBC considers the impact of its business decisions on the LCR and other liquidity risk metrics that it regularly monitors as part of a robust liquidity risk management function. Variables that can impact the ratio month-over-month include, but are not limited to, items such as wholesale funding activities and maturities, strategic balance sheet initiatives, and transactions and environmental considerations affecting collateral. Furthermore, CIBC reports the LCR to OSFI in multiple currencies, and thus measures the extent of potential currency mismatch under the ratio. CIBC predominantly operates in major currencies with deep and fungible foreign exchange markets.

Reporting of the LCR is calibrated centrally by CIBC’s Treasury function, in conjunction with CIBC’s SBUs and other functional and support groups.

Funding

CIBC’s funding strategy includes maintaining a diverse funding mix of client-sourced retail deposits and wholesale funding including asset securitization, covered bonds and unsecured debt. We have ongoing access to a range of active short- and long-term unsecured and secured funding sources to assist with meeting our funding requirements, and regularly monitor wholesale funding reliance and concentrations, including by type and counterparty, to approved internal limits consistent with our desired liquidity risk profile. Personal deposits continue to be a significant source of funding and totalled $137.4 billion as at October 31, 2015 (2014: $130.1 billion).

70	CIBC 2015 ANNUAL REPORT

Management’s discussion and analysis

The following table provides the contractual maturities at carrying values of CIBC’s wholesale funding sources:

$ millions, as at October 31, 2015	Less than 1 month	1 – 3 months	3 – 6 months	6 – 12 months	Less than 1 year total	1 – 2 years	Over 2 years	Total
Deposits from banks	$5,558	$65	$37	$3	$5,663	$–	$–	$5,663
Certificates of deposit and commercial paper	5,536	11,731	13,276	10,396	40,939	1,307	–	42,246
Bearer deposit notes and bankers acceptances	1,267	2,536	2,328	422	6,553	–	–	6,553
Asset-backed commercial paper	–	–	–	–	–	–	–	–
Senior unsecured medium-term notes	1,500	4,621	500	6,707	13,328	11,469	10,089	34,886
Senior unsecured structured notes	–	–	16	510	526	–	–	526
Covered bonds/Asset-backed securities
Mortgage securitization	–	849	970	1,963	3,782	2,658	16,460	22,900
Covered bonds	–	2,627	660	–	3,287	1,152	7,523	11,962
Cards securitization	–	1,000	–	600	1,600	2,391	791	4,782
Subordinated liabilities	1,500	–	–	–	1,500	–	2,374	3,874
Other	–	–	–	–	–	–	–	–
	$15,361	$23,429	$17,787	$20,601	$77,178	$18,977	$37,237	$133,392
Of which:
Secured	$–	$4,476	$1,630	$2,563	$8,669	$6,201	$24,774	$39,644
Unsecured	15,361	18,953	16,157	18,038	68,509	12,776	12,463	93,748
	$15,361	$23,429	$17,787	$20,601	$77,178	$18,977	$37,237	$133,392
October 31, 2014	$10,148	$13,033	$11,410	$15,327	$49,918	$25,354	$40,484	$115,756

The following table provides a summary, in Canadian dollar equivalents, of CIBC’s wholesale funding sources by currency:

$ billions, as at October 31	2015		2014 (1)
CAD	$61.5	46%	$60.3	52%
USD	60.1	45	47.4	41
Other	11.8	9	8.1	7
	$133.4	100%	$115.8	100%

(1)	Reclassified to conform to the presentation adopted in the current year.

Our funding and liquidity levels remained stable over the year ended October 31, 2015 and we do not anticipate any events, commitments or demands that will materially impact our liquidity risk position.

Funding plan

Our three-year funding plan is updated at least quarterly, or in response to material changes in underlying assumptions. The plan incorporates projected asset and liability growth from our ongoing operations, and the output from our liquidity position forecasting.
Credit ratings

Access to wholesale funding sources and the cost of funds are dependent on various factors including credit ratings. On May 20, 2015, DBRS revised the outlook for the big six Canadian banks, including CIBC, to negative from stable, citing regulations that seek to limit government support in the event of a bank failure. Moody’s and S&P made similar changes to the outlook on the senior debt ratings of the big six Canadian banks, including CIBC, in 2014. For additional information on these regulations, see “Taxpayer Protection and Bank Recapitalization Regime” in the “Capital resources” section. We do not expect a material impact on our funding costs or ability to access funding as a result of these rating changes.

Our funding and liquidity levels remained stable and sound over the year.

Our credit ratings are summarized in the table below:

	Short-term debt		Senior debt		Subordinated debt		Subordinated debt – NVCC (1)		Preferred Shares – NVCC (1)
As at October 31	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	Outlook
DBRS	R-1(H)	R-1(H)	AA	AA	AA(L)	AA(L)	A(L)	A(L)	pfd-2	Pfd-2	Negative	(2)
Fitch	F1+	F1+	AA-	AA-	A+	A+	A+	n/a	n/a	n/a	Stable
Moody’s	P-1	P-1	Aa3	Aa3	A3	A3	Baa1	Baa1	Baa2	Baa2	Negative	(3)
S&P	A-1	A-1	A+	A+	BBB+	BBB+	BBB	BBB	P-3(H)	P-3(H)	Negative	(3)

(1)	Comprises instruments which are treated as NVCC in accordance with OSFI’s capital adequacy guidelines.
(2)	Negative outlook applies to short-term debt, senior debt, and subordinated debt ratings.
(3)	Negative outlook only applies to senior debt rating.
n/a	Not available.

Additional collateral requirements for rating downgrades

We are required to deliver collateral to certain derivative counterparties in the event of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds as applicable. The following table presents the additional collateral requirements (cumulative) for rating downgrades:

$ billions, as at October 31	2015	2014 (1)
One-notch downgrade	$0.1	$0.1
Two-notch downgrade	0.2	0.3
Three-notch downgrade	0.5	0.6

(1)	Restated to conform to the methodology adopted in the current year.

CIBC 2015 ANNUAL REPORT	71

Management’s discussion and analysis

Other regulatory liquidity standards

In May 2014, OSFI published the final LAR guideline. The LAR guideline is driven by the BCBS’ global liquidity requirements, which include the LCR, NSFR and other liquidity monitoring tools. It is further supplemented by the OSFI-designed supervisory tool known as the NCCF metric. The NCCF was originally introduced in 2010 and the LAR guideline contains updated assumptions and parameters for use in the measurement of the metric reported to OSFI beginning January 2015. OSFI will use the LAR and associated metrics to assess individual banks’ liquidity adequacy. Additional liquidity monitoring tools, including intraday liquidity reporting, are expected to be required by January 1, 2017.

On October 31, 2014, the BCBS published its final NSFR guideline. In February 2015, OSFI provided a revised Basel III monitoring template which incorporated the final BCBS NSFR guideline. OSFI is expected to engage in directed and public consultations prior to issuance of their final NSFR reporting template. NSFR reporting will become effective January 1, 2018, and disclosed publicly in the first quarter of 2018 in accordance with NSFR disclosure requirements released in June 2015.

Consistent with the requirements above, we submit LCR and NCCF reports to OSFI on a monthly basis and the NSFR report on a quarterly basis. We provide the LCR and NSFR reports to the BCBS twice annually.

Contractual obligations

Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

Assets and liabilities

The following table provides the contractual maturity profile of our on-balance sheet assets and liabilities at their carrying values. Contractual maturities provide input for determining a behavioural balance sheet, which constitutes a key component of CIBC’s liquidity risk management framework.

$ millions, as at October 31, 2015	Less than 1 month	1 – 3 months	3 – 6 months	6 – 9 months	9 – 12 months	1 – 2 years	2 – 5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest-bearing deposits with banks	$3,053	$–	$–	$–	$–	$–	$–	$–	$–	$3,053
Interest-bearing deposits with banks	15,584	–	–	–	–	–	–	–	–	15,584
Securities	1,951	2,478	1,841	2,013	2,105	6,139	11,524	13,999	32,932	74,982
Cash collateral on securities borrowed	3,245	–	–	–	–	–	–	–	–	3,245
Securities purchased under resale agreements	14,671	10,031	2,350	2,990	47	–	–	–	–	30,089
Loans
Residential mortgages	1,691	3,825	11,392	11,749	9,222	27,459	96,115	7,287	518	169,258
Personal	289	510	926	1,004	948	106	302	2,806	29,626	36,517
Credit card	246	496	744	744	744	2,975	5,855	–	–	11,804
Business and government	3,659	2,133	2,650	2,892	2,773	9,805	20,937	12,709	7,718	65,276
Allowance for credit losses	–	–	–	–	–	–	–	–	(1,670)	(1,670)
Derivative instruments	1,222	2,169	1,105	1,086	507	2,896	6,796	10,561	–	26,342
Customers’ liability under acceptances	8,447	1,285	56	7	1	–	–	–	–	9,796
Other assets	–	–	–	–	–	–	–	–	19,033	19,033
	$54,058	$22,927	$21,064	$22,485	$16,347	$49,380	$141,529	$47,362	$88,157	$463,309
October 31, 2014	$52,085	$23,935	$12,040	$16,828	$13,010	$59,688	$116,665	$42,929	$77,723	$414,903
Liabilities
Deposits (1)	$29,810	$29,894	$25,658	$25,195	$14,870	$26,465	$39,724	$6,613	$168,428	$366,657
Obligations related to securities sold short	9,806	–	–	–	–	–	–	–	–	9,806
Cash collateral on securities lent	1,429	–	–	–	–	–	–	–	–	1,429
Obligations related to securities sold under repurchase agreements	8,204	560	150	–	–	–	–	–	–	8,914
Derivative instruments	1,109	2,351	1,591	1,251	628	4,533	7,639	9,955	–	29,057
Acceptances	8,447	1,285	56	7	1	–	–	–	–	9,796
Other liabilities	–	–	–	–	–	–	–	–	12,223	12,223
Subordinated indebtedness	1,500	–	–	–	–	–	40	2,334	–	3,874
Equity	–	–	–	–	–	–	–	–	21,553	21,553
	$60,305	$34,090	$27,455	$26,453	$15,499	$30,998	$47,403	$18,902	$202,204	$463,309
October 31, 2014 (2)	$50,440	$21,358	$22,918	$22,225	$15,617	$31,822	$45,606	$25,289	$179,628	$414,903

(1)	Comprises $137.4 billion (2014: $130.1 billion) of personal deposits of which $132.7 billion (2014: $125.8 billion) are in Canada and $4.7 billion (2014: $4.3 billion) are in other countries; $218.5 billion (2014: $187.6 billion) of business and government deposits and secured borrowings of which $158.9 billion (2014: $145.2 billion) are in Canada and $59.6 billion (2014: $42.4 billion) are in other countries; and $10.8 billion (2014: $7.7 billion) of bank deposits of which $4.0 billion (2014: $2.9 billion) are in Canada and $6.8 billion (2014: $4.8 billion) are in other countries.
(2)	Restated to conform to the presentation adopted in the current year.

The changes in the contractual maturity profile were primarily due to the natural migration of maturities and also reflect the impact of our regular business activities.

72	CIBC 2015 ANNUAL REPORT

Management’s discussion and analysis

Credit-related commitments

The following table provides the contractual maturity of notional amounts of credit-related commitments. Since a significant portion of commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

$ millions, as at October 31, 2015	Less than 1 month	1 – 3 months	3 – 6 months	6 – 9 months	9 – 12 months	1 – 2 years	2 – 5 years	Over 5 years	No specified maturity (1)	Total
Securities lending (2)	$22,753	$7,797	$1,619	$–	$–	$–	$–	$–	$–	$32,169
Unutilized credit commitments	533	5,338	1,771	1,576	1,559	7,693	31,640	1,505	124,034	175,649
Backstop liquidity facilities	64	4,097	135	262	808	562	–	13	–	5,941
Standby and performance letters of credit	1,386	2,539	2,021	2,469	1,374	645	679	42	–	11,155
Documentary and commercial letters of credit	101	139	51	15	7	12	2	–	–	327
Other	278	–	–	–	–	–	–	–	–	278
	$25,115	$19,910	$5,597	$4,322	$3,748	$8,912	$32,321	$1,560	$124,034	$225,519
October 31, 2014	$27,668	$10,723	$3,010	$3,877	$2,094	$7,386	$28,636	$2,177	$114,888	$200,459

(1)	Includes $97.1 billion (2014: $91.1 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.
(2)	Excludes securities lending of $1.4 billion (2014: $903 million) for cash because it is reported on the consolidated balance sheet.

Other contractual obligations

The following table provides the contractual maturities of other contractual obligations affecting our funding needs:

$ millions, as at October 31, 2015	Less than 1 month	1 – 3 months	3 – 6 months	6 – 9 months	9 – 12 months	1 – 2 years	2 – 5 years	Over 5 years	Total
Operating leases	$36	$72	$108	$108	$107	$411	$925	$1,094	$2,861
Purchase obligations (1)	68	202	183	213	219	674	936	449	2,944
Pension contributions (2)	5	10	15	15	14	–	–	–	59
Underwriting commitments	687	–	–	–	–	–	–	–	687
Investment commitments	1	–	–	–	–	8	8	126	143
	$797	$284	$306	$336	$340	$1,093	$1,869	$1,669	$6,694
October 31, 2014 (3)	$245	$215	$714	$288	$249	$969	$2,057	$1,788	$6,525

(1)	Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market timeframes.
(2)	Includes estimated minimum funding contributions for our funded defined benefit pension plans in Canada, the U.S., the U.K., and the Caribbean. Estimated minimum funding contributions are included only for the next annual period as the minimum contributions are affected by various factors, such as market performance and regulatory requirements, and therefore are subject to significant variability.
(3)	Restated to conform to the methodology adopted in the current year.

Other risks

Strategic risk

Strategic risk is the risk of ineffective or improper implementation of business strategies, including mergers and acquisitions. It includes the potential financial loss due to the failure of organic growth initiatives or failure to respond appropriately to changes in the business environment.

Oversight of strategic risk is the responsibility of the ExCo and the Board. At least annually, the CEO outlines the process and presents the strategic business plan to the Board for review and approval. The Board reviews the plan in light of management’s assessment of emerging market trends, the competitive environment, potential risks and other key issues.

One of the tools for measuring, monitoring and controlling strategic risk is attribution of economic capital against this risk. Our economic capital models include a strategic risk component for those businesses utilizing capital to fund an acquisition or a significant organic growth strategy.

Insurance risk

Insurance risk is the risk of a potential loss due to actual experience being different from that assumed in the design and pricing of an insurance product. Unfavourable actual experience could emerge due to adverse fluctuations in timing, size and frequency of actual claims (e.g. mortality, morbidity), policyholder behaviour (e.g. cancellation of coverage), or associated expenses.

Insurance contracts provide financial compensation to the beneficiary in the event of insured risk in exchange for premiums. We are exposed to insurance risk in our life insurance business and in our life reinsurance business within the respective subsidiaries.

Senior management of the insurance and reinsurance subsidiaries have primary responsibility for managing insurance risk with oversight by Risk Management. The insurance and reinsurance subsidiaries also have their own boards of directors, as well as independent Appointed Actuaries who provide additional input to risk management oversight. Processes and oversight are in place to manage the risk to our insurance business. Underwriting risk on business assumed is managed through risk policies that limit exposure to an individual life, to certain types of business and to countries.

Our risk governance practices ensure strong independent oversight and control of risk within the insurance businesses. The subsidiaries’ boards outline the internal risk and control structure to manage insurance risk which includes risk, capital and control policies, processes as well as limits and governance. Senior management of the insurance and reinsurance subsidiaries and Risk Management attend the subsidiaries’ board meetings.

CIBC 2015 ANNUAL REPORT	73

Management’s discussion and analysis

Operational risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people, and systems, or from external events.

Operational risks driven by people and processes are mitigated through human resources policies and practices, and operational procedural controls, respectively. Operational risks driven by systems are managed through controls over technology development and change management.

The GRC provides oversight on operational risk matters and our internal control framework within the parameters and strategic objectives established by the ExCo. The ExCo is accountable to the Board and its Audit Committee and the RMC for maintaining a strong risk culture and internal control environment.

Operational risk management approach

We have a comprehensive operational risk management framework that supports and governs the processes of identifying, assessing, managing, measuring, monitoring, and reporting operational risks. We mitigate operational losses by consistently applying and utilizing control-based approaches as well as risk-specific assessment tools. The transparency of information, timely escalation of key risk issues and clear accountability for issue resolution are major pillars of our approach. We also regularly review our risk governance structure to ensure that there is clarity and ownership of key risk areas.

We use the three lines of defence model to manage operational risk. Business lines are our first line of defence and have primary responsibility for the day-to-day management of operational risk inherent in their products and activities. Functionally independent governance groups, representing our second line of defence, are responsible for maintaining a robust operational risk management framework and providing operational risk oversight. Our third line of defence is Internal Audit who independently opine on the design and operating effectiveness of the controls that support our operational risk management program.

Managing operational risk

We utilize various risk assessment tools to identify and assess operational risk exposures, including business process mapping, risk and control self-assessments, scenario analyses, audit findings, internal and external loss event analyses, key risk indicators, and change management approval processes (including approval of new initiatives and products), as well as comparative analyses.

In conducting risk assessments, we bring together subject matter experts from across the organization to share expertise and to identify improvements to risk identification, measurement, and control processes. Our operational risk management framework also requires risk assessments to undergo rigorous independent reviews and challenges from governance groups in their respective areas of expertise.

We continuously monitor our operational risk profile to ensure that any adverse changes are addressed in a timely manner. Tools such as key risk indicators are used to identify changes in our operational risk profile before the risks become acute. The risk monitoring processes support a comprehensive risk reporting program to both senior management and the Board.

Our primary tool for mitigating operational risk exposure is a robust internal control environment. The internal control framework highlights key internal controls across the bank which are subjected to ongoing testing and review to ensure that they are effective in mitigating our operational risk exposures. In addition, we maintain a corporate insurance program to provide additional protection from loss and a global business continuity management program to mitigate business continuity risks in the event of a disaster.

Assessment of material, or potential material losses

The occurrence of a material, or potential material loss results in an investigation to determine the root causes of the loss and the effectiveness of existing mitigating controls, as well as the identification of any additional mitigating actions.

Examples of operational losses for which an investigation may occur include, but are not limited to: large dollar losses (either absolute value or relative to losses generally experienced by the business line); losses that are inconsistent with the business line’s historical experience; or losses in excess of the business line’s expected loss. A near miss event is an operational risk event that does not ultimately lead to a loss due to various circumstances (e.g., fortuitous circumstances).

The analysis of material operational risk events is performed by the first line of defence and the outputs of the analysis are subjected to formal independent challenge by our second line of defence. The analysis of material operational risk events forms one component of our ongoing operational risk reporting to senior management and the Board.

We did not experience any material operational risk loss events during the year; total operational risk losses in 2015 were within our defined risk appetite. See Note 23 to our consolidated financial statements for a description of our significant legal proceedings and provisions recognized.

Risk measurement

We use the AMA, a risk-sensitive method prescribed by BCBS, to quantify our operational risk exposure in the form of operational risk regulatory capital. We determine operational risk capital using both a scenario based and a loss distribution approach that uses outputs from our risk assessment tools, including actual internal loss experiences, loss scenarios based on internal/external loss data and management expertise, audit findings and the results of risk and control self-assessments.

Under AMA, we are permitted to recognize the risk mitigating impact of insurance in the measures of operational risk used for regulatory minimum capital requirements. Although our current insurance policies are tailored to provide earnings protection from potential high-severity losses, we do not reflect mitigation through insurance or any other risk transfer mechanism in our AMA model.

We attribute operational risk capital at the line of business level. Capital represents the “worst-case loss” within a 99.9% confidence level and is determined for each loss event type and production/infrastructure/corporate governance line of business. The aggregate risk of CIBC is less than the sum of the individual parts, as the likelihood that all business groups across all regions will experience a worst-case loss in every loss category in the same year is extremely low. To adjust for the fact that all risks are not 100% correlated, we incorporate a portfolio effect to ensure that the aggregated risk is representative of the total bank-wide risk. The process for determining correlations considers both internal and external historical correlations and takes into account the uncertainty surrounding correlation estimates.

Our AMA model was approved in 2008. In fiscal 2015, we developed a second generation AMA model, which has received regulatory approval for capital reporting commencing fiscal 2016. For regulated subsidiaries, the basic indicator or standardized approaches are adopted as agreed with local regulators.

74	CIBC 2015 ANNUAL REPORT

Management’s discussion and analysis

Back-testing

The results of the capital calculations are internally back-tested each quarter. The back-testing exercise assesses the model’s performance against internal and external loss data. The internal loss data is compared to the model output at a loss type and line of business level to identify areas in which the actual loss experience differs from the predicted results. External loss data are grouped into major themes and compared against the scenarios used in the model to ensure that the model addresses all relevant fat tailed events (i.e., stress scenarios). Gaps identified through back-testing are reflected in revisions to the relevant parameters of the model. The overall methodology is also independently validated by the Model Validation group in Risk Management to ensure that the assumptions applied are reasonable. The validation exercise includes modelling the relevant internal loss data using alternative methods and comparing the results to the model. Gaps identified through the validation exercise are incorporated into revisions to the model.

Technology, information and cyber security risk

We are also exposed to cyber threats and the associated financial, reputation and business interruption risks. For additional information on these risks and our mitigation strategies, see the “Top and emerging risks” section.

Reputation and legal risk

Our reputation and financial soundness are of fundamental importance to us and to our clients, shareholders and employees.

Reputation risk is the risk of negative publicity regarding our business conduct or practices which, whether true or not, could significantly harm our reputation as a leading financial institution, or could materially and adversely affect our business, operations or financial condition.

Legal risk is the potential for civil litigation or criminal or regulatory proceedings being commenced against CIBC that, once adjudicated, could materially and adversely affect our business, operations or financial condition.

The RMC, together with the Reputation and Legal Risks Committee and GRC, provides oversight of the management of reputation and legal risks. The identification, consideration and prudent, proactive management of potential reputation and legal risks is a key responsibility of CIBC and all of our employees.

Our Global Reputation and Legal Risks Policy sets standards for safeguarding our reputation and minimizing exposure to reputation and legal risks. The policy is supplemented by business procedures for identifying and escalating transactions to the Reputation and Legal Risks Committee that could pose material reputation risk and/or legal risk.

Regulatory compliance risk

Regulatory compliance risk refers to the risk of regulatory sanctions arising from CIBC’s failure to comply with regulatory requirements that govern its activities.

Our regulatory compliance philosophy is to manage regulatory compliance risk through the promotion of a strong risk and compliance culture, and the integration of sound controls within the business and infrastructure groups. The foundation of this approach is a comprehensive Regulatory Compliance Management (RCM) framework. The RCM framework, owned by the Chief Compliance Officer and approved by the Audit Committee of the Board, maps regulatory requirements to internal policies, procedures and controls that govern regulatory compliance.

Our Compliance department is responsible for the development and maintenance of a comprehensive regulatory compliance program, including oversight of the RCM framework. The department is independent of business management and reported regularly to the Audit Committee of the Board during fiscal 2015, and commencing December 2015 now reports directly to the Risk Management Committee of the Board.

Primary responsibility for compliance with all applicable regulatory requirements rests with senior management of the business and infrastructure groups, and extends to all employees. The Compliance department’s activities support those groups, with particular emphasis on regulatory requirements that govern the relationship between CIBC and its clients, that help protect the integrity of the capital markets, or that relate to money laundering and terrorist financing.

See the “Regulatory developments” section for further details.

Environmental risk

Environmental risk is the risk of financial loss or damage to reputation associated with environmental issues, whether arising from our credit and investment activities or related to our own operations. Our corporate environmental policy, originally approved by the Board in 1993 and most recently updated and approved by the RMC in 2013, commits CIBC to responsible conduct in all activities to protect and conserve the environment; safeguard the interests of all stakeholders from unacceptable levels of environmental risk; and support the principles of sustainable development.

The policy is addressed by an integrated Corporate Environmental Management Program which is under the overall management of the Environmental Risk Management (ERM) group in Risk Management. Environmental evaluations are integrated into our credit and investment risk assessment processes, with environmental risk management standards and procedures in place for all sectors. In addition, environmental and social risk assessments in project finance, project-related corporate loans and related bridge loans are required in accordance with our commitment to the Equator Principles, a voluntary set of guidelines for financial institutions based on the screening criteria of the International Finance Corporation, which we adopted in 2003. We also conduct ongoing research and benchmarking on environmental issues such as climate change and biodiversity protection as they may pertain to responsible lending practices. We are also a signatory to and participant in the Carbon Disclosure Project’s climate change program, which promotes corporate disclosure to the investment community on greenhouse gas emissions and climate change management.

The ERM group works closely with our main business units and functional and support groups to ensure that high standards of environmental responsibility are applied to the banking services that we provide to our clients, the relationships we have with our stakeholders, and to the way we manage our facilities. An executive-level Environmental Management Committee is in place to provide input on environmental strategy and oversight of CIBC’s environmental initiatives.

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Management’s discussion and analysis

Accounting and control matters

Critical accounting policies and estimates

A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements. Certain accounting policies require us to make judgments and estimates, some of which may relate to matters that are uncertain. Changes in the judgments and estimates required in the critical accounting policies discussed below could have a material impact on our financial results. We have established control procedures to ensure accounting policies are applied consistently and processes for changing methodologies are well controlled.

Valuation of financial instruments

Debt and equity trading securities, trading business and government loans, obligations related to securities sold short, derivative contracts, AFS securities and FVO financial instruments are carried at fair value. FVO financial instruments include certain debt securities, structured deposits and business and government deposits. Retail mortgage interest rate commitments are also designated as FVO financial instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability at the measurement date in an orderly arm’s-length transaction between market participants in the principal market under current market conditions (i.e., the exit price). Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of the valuation inputs (Level 1, 2 or 3). We have an established and well-documented process for determining fair value. Fair value is based on unadjusted quoted prices in an active market for the same instrument, where available (Level 1). If active market prices or quotes are not available for an instrument, fair value is then based on valuation models in which the significant inputs are observable (Level 2) or in which one or more of the significant inputs are non-observable (Level 3). Estimating fair value requires the application of judgment. The type and level of judgment required is largely dependent on the amount of observable market information available. For instruments valued using internally developed models that use significant non-observable market inputs and are therefore classified within Level 3 of the hierarchy, the judgment used to estimate fair value is more significant than when estimating the fair value of instruments classified within Levels 1 and 2. To ensure that valuations are appropriate, a number of policies and controls are put in place. Independent validation of fair value is performed at least on a monthly basis. Valuation inputs are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources.

The following table presents amounts, in each category of financial instruments, which are fair valued using valuation techniques based on Level 3 inputs, for the structured credit run-off business and total consolidated CIBC. For further details of the valuation of and sensitivity associated with Level 3 financial assets and liabilities, see Note 2 to the consolidated financial statements.

$ millions, as at October 31			2015			2014
	Structured credit run-off business	Total CIBC	Total CIBC (1)	Structured credit run-off business	Total CIBC	Total CIBC (1)
Assets
Trading securities and loans	$565	$611	1.2%	$759	$759	1.5%
AFS securities	32	2,041	7.2	21	1,230	10.1
FVO securities	111	111	41.6	107	107	42.3
Derivative instruments	165	192	0.7	204	226	1.1
	$873	$2,955	2.7%	$1,091	$2,322	2.7%
Liabilities
Deposits and other liabilities (2)	$280	$474	17.8%	$454	$729	27.0%
Derivative instruments	244	297	1.0	270	305	1.4
	$524	$771	1.9%	$724	$1,034	2.8%

(1)	Represents the percentage of Level 3 assets and liabilities over total assets and liabilities for each reported category that are carried on the consolidated balance sheet at fair value.
(2)	Includes FVO deposits and bifurcated embedded derivatives.

Note 2 to the consolidated financial statements presents the valuation methods used to determine fair value showing separately those financial instruments that are carried at fair value on the consolidated balance sheet and those that are not.

In order to reflect the observed market practice of pricing collateralized derivatives, our valuation approach uses OIS curves as the discount rate.

In the fourth quarter of 2014, in order to reflect the trend toward pricing market cost of funding in the valuation of uncollateralized derivatives, we amended our valuation approach through the adoption of FVA, which employs an estimated market cost of funding curve as the discount rate in place of LIBOR. The impact reduced the fair value of uncollateralized derivative assets incremental to the reduction in fair value for credit risk already reflected through the CVA. In contrast, the impact on uncollateralized derivative liabilities reduced their fair value in a manner that subsumed previously recognized valuation adjustments related to our own credit. As a result, the adoption of FVA resulted in a one-time net decrease in net income. As market practices continue to evolve in regard to derivative valuation, further adjustments may be required in the future. Just as is the case for OIS, FVA are considered integral to our valuation process and are accordingly excluded from the table below that presents our fair value adjustments.

Fair value adjustments

We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation of financial instruments that are carried at fair value on the consolidated balance sheet. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth and other market risks, parameter uncertainty, model risk, credit risk, and future administration costs.

The establishment of fair value adjustments and the determination of the amount of write-downs involve estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments and the amount of write-downs on an ongoing basis. The levels of fair value adjustments and the amount of the write-downs could change as events warrant and may not reflect ultimate realizable amounts.

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Management’s discussion and analysis

The following table summarizes our valuation adjustments:

$ millions, as at October 31	2015	2014
Securities
Market risk	$1	$2
Derivatives
Market risk	68	45
Creditrisk	99	97
Administration costs	6	5
Total valuation adjustments	$174	$149

Impairment of AFS securities

AFS securities include debt and equity securities.

AFS securities are measured at fair value, with the difference between the fair value and the amortized cost included in AOCI. Only equities that do not have a reliably measurable fair value are carried at cost. We have determined that all of our equity securities have reliable fair values.

AFS securities are subject to quarterly reviews to assess whether or not there is an impairment. The assessment of impairment depends on whether the instrument is debt or equity in nature. AFS debt securities are identified as impaired when there is objective observable evidence concerning the inability to collect the contractual principal or interest. Factors that are reviewed for impairment assessment include, but are not limited to, operating performance and future expectations, liquidity and capital adequacy, external credit ratings, deterioration in underlying asset quality, industry valuation levels for comparable entities, and any changes in market and economic outlook.

For AFS equity instruments, objective evidence of impairment exists if there has been a significant or prolonged decline in the fair value of the investment below its cost. In making the impairment assessment we also consider whether there have been significant adverse changes in the technological, market, economic, or legal environments in which the issuer operates or if the issuer is experiencing significant financial difficulty.

Realized gains and losses on disposal and write-downs to reflect impairment in the value of AFS securities are recorded in the consolidated statement of income. Previously recognized impairment losses for debt securities (but not equity securities) are reversed if a subsequent increase in fair value can be objectively identified and is related to an event occurring after the impairment loss was recognized. Once an AFS equity security is impaired, all subsequent declines in fair value are charged directly to income.

Allowance for credit losses

We establish and maintain an allowance for credit losses that is considered the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions.

The allowance for credit losses consists of individual and collective components.

Individual allowances

The majority of our business and government loan portfolios are assessed on an individual loan basis. Individual allowances are established when impaired loans are identified within the individually assessed portfolios. A loan is classified as impaired when we are of the opinion that there is no longer reasonable assurance of the full and timely collection of principal and interest. The individual allowance is the amount required to reduce the carrying value of an impaired loan to its estimated realizable amount. This is determined by discounting the expected future cash flows at the effective interest rate inherent in the loan.

Individual allowances are not established for portfolios that are collectively assessed, including most retail portfolios.

Collective allowances

Consumer and certain small business allowances

Residential mortgages, credit card loans, personal loans, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which we take a portfolio approach to establish the collective allowance. As it is not practical to review each individual loan, we utilize a formula basis, by reference to historical ratios of write-offs to current accounts and balances in arrears. For residential mortgages, personal loans and certain small business loans, this historical loss experience enables CIBC to determine appropriate PD and LGD parameters, which are used in the calculation of the portion of the collective allowance for current accounts. The PDs determined by this process that correspond to the risk levels in our retail portfolios are disclosed in “Exposures subject to AIRB approach” in the “Credit risk” section. For credit card loans, non-current residential mortgages, personal loans and certain small business loans, the historical loss experience enables CIBC to calculate flows to write-off in our models that determine the collective allowance that pertain to these loans.

We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affect the allowance calculation are updated, based on our experience and the economic environment.

Business and government allowances

For groups of individually assessed loans for which no objective evidence of impairment has been identified on an individual basis, a collective allowance is provided for losses which we estimate are inherent in the portfolio at the reporting date, but not yet specifically identified from an individual assessment of the loan.

The methodology for determining the appropriate level of the collective allowance incorporates a number of factors, including the size of the portfolios, expected loss rates, and relative risk profiles. We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affect the collective allowance calculation are updated, based on our experience and the economic environment. Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the PD factors associated with each risk rating, as well as estimates of LGD. The PD factors reflect our historical loss experience and are supplemented by data derived from defaults in the public debt markets. Our risk-rating method and categories are disclosed in “Exposures subject to AIRB approach” in the “Credit risk” section. Historical loss experience is adjusted based on observable data to reflect the effects of current conditions. LGD estimates are based on our experience over past years.

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Management’s discussion and analysis

The collective allowance(1) of $1,084 million (2014: $1,061 million), which represents our best estimate of losses inherent but not specifically provided for in our loan portfolios, was selected from within the range based on a qualitative analysis of the economic environment and credit trends, as well as the risk profile of the loan portfolios. A uniform 10% increase in the PDs or loss severity across all portfolios would cause the collective allowance(1) to increase by approximately $108 million.

(1)	Related to credit card loans, personal loans that are less than 30 days delinquent, and mortgage and business and government loans that are less than 90 days delinquent.

Securitizations and structured entities

Securitization of our own assets

Under IFRS 10 “Consolidated Financial Statements”, judgment is exercised in determining whether an investor controls an investee including assessing whether the investor has: (i) power over the investee; (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to affect those returns through its power over the investee.

We sponsor several SEs that have purchased and securitized our own assets including Cards II Trust, Broadway Trust and Crisp Trust, which we consolidate under IFRS 10.

We also securitize our own mortgage assets through a government-sponsored securitization program. We sell these securitized assets to a government-sponsored securitization vehicle that we do not consolidate, as well as to other third parties. IAS 39 “Financial Instruments: Recognition and Measurement” provides guidance on when to derecognize financial assets. A financial asset is derecognized when the contractual rights to receive cash flows from the asset have expired, or when we have transferred the rights to receive cash flows from the asset such that:

•	We have transferred substantially all the risks and rewards of the asset; or
•	We have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

We have determined that our securitization activities related to residential mortgages and cards receivables are accounted for as secured borrowing transactions because we have not met the aforementioned criteria.

In addition, we sell and derecognize commercial mortgages through a pass-through arrangement with a trust that securitizes these mortgages into ownership certificates held by various external investors. We continue to perform special servicing of the mortgages in exchange for a market-based fee and do not consolidate the trust. We also sell certain U.S. commercial mortgages to third-parties that qualify for derecognition because we have transferred substantially all the risks and rewards of the mortgages and have no continuous involvement after the transfer.

Securitization of third-party assets

We also sponsor several SEs that purchase pools of third-party assets. We consider a number of factors in determining whether CIBC controls these SEs. We monitor the extent to which we support these SEs, through direct investment in the debt issued by the SEs and through the provision of liquidity protection to the other debtholders, to assess whether we should consolidate these entities.

IFRS 10 also requires that we reconsider our consolidation assessment if facts and circumstances relevant to the entity indicate that there are changes to one or more of the three elements of control described above, for example, when any of the parties gains or loses decision-making power to direct relevant activities of the investee, when there is a change in the parties’ exposure or rights to variable returns from its involvement with the investee, or where there is a change in whether CIBC is deemed to be acting as a principal or an agent.

Specifically, in relation to our multi-seller conduits, we would reconsider our consolidation assessment if our level of interest in the ABCP issued by conduits changes significantly, or in the rare event that the liquidity facility we provide to the conduits is drawn or amended.

A significant increase in our holdings of the outstanding commercial paper issued by the conduits would become more likely in a scenario in which the market for bank-sponsored ABCP suffered a significant deterioration such that the conduits were unable to roll their ABCP.

For additional information on the securitizations of our own assets and third-party assets, see the “Off-balance sheet arrangements” section and Note 6 to the consolidated financial statements.

Asset impairment

Goodwill

As at October 31, 2015, we had goodwill of $1,526 million (2014: $1,450 million). Goodwill is not amortized, but is tested, at least annually, for impairment by comparing the recoverable amount of the cash-generating unit (CGU) to which goodwill has been allocated, with the carrying amount of the CGU including goodwill. Any deficiency is recognized as impairment of goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell and its value in use. Goodwill is also required to be tested for impairment whenever there are indicators that it may be impaired.

Estimation of the recoverable amount is an area of significant judgment. Recoverable amounts are estimated using internally developed models which require the use of significant assumptions including forecasted earnings, discount rates, growth rates, forecasted regulatory capital requirements, and price-earnings multiples. Reductions in the estimated recoverable amount could arise from various factors, such as, reductions in forecasted cash flows, an increase in the assumed level of required capital, and any adverse changes to the discount rate or terminal growth rates either in isolation or in any combination thereof. Where our estimated recoverable amount is not significantly in excess of the carrying amount of the CGU, additional judgment is required, and reductions in the recoverable amount are more likely to give rise to a deficiency which would result in an impairment charge.

The recoverable amount of CIBC FirstCaribbean is based on a value in use calculation that is estimated using a five-year cash flow projection approved by management of CIBC FirstCaribbean and an estimate of the capital required to be maintained in the region to support ongoing operations. During the second quarter of 2014, we revised our expectations concerning the extent and timing of the recovery of economic conditions in the Caribbean region. We identified this change in expectation as an indicator of impairment and therefore estimated the recoverable amount of CIBC FirstCaribbean based on forecasts which were adjusted to reflect management’s belief that the economic recovery expected in the Caribbean region would occur over a longer period of time than previously forecasted, and that estimated realizable values of underlying collateral for non-performing loans would be lower than previously expected. We determined that the carrying amount of the CIBC FirstCaribbean CGU exceeded our estimate of its recoverable amount and, as a result, we recognized a goodwill impairment charge of $420 million (US$383 million) during the three months ended April 30, 2014, which reduced the carrying amount of the goodwill relating to CIBC FirstCaribbean to $344 million (US$314 million) as at April 30, 2014. We also performed our annual impairment test as of August 1, 2014 based on an updated five-year forecast which continued to reflect the challenging economic conditions and an expected, but delayed, recovery in those conditions within the Caribbean region. No additional impairment loss was recognized during the fourth quarter of 2014.

During the second quarter of 2015, we observed a change in certain forward-looking assumptions which reduced the interest income projections that were reflected in the five-year forecast used in our 2014 annual impairment test. While this caused us to revise our five-year forecast and re-estimate the recoverable amount of the CIBC FirstCaribbean CGU as at April 30, 2015, no impairment resulted. We also performed our annual impairment test as of August 1, 2015 based on an updated five-year forecast prepared by management of CIBC FirstCaribbean during the fourth quarter of 2015, which also did

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Management’s discussion and analysis

not result in an impairment charge. In both of our 2015 impairment tests the forecast for CIBC FirstCaribbean reflected the currently challenging, but improving, economic conditions which continue to persist in the Caribbean region, as well as an expected further recovery in those conditions during the forecast period.

Economic conditions in the Caribbean region remain challenging and we continue to monitor our investment. Reductions in the estimated recoverable amount of our CIBC FirstCaribbean CGU could result in additional goodwill impairment charges in future periods. As at October 31, 2015, the carrying amount of goodwill relating to CIBC FirstCaribbean was $410 million (US$314 million).

Other intangible assets and long-lived assets

As at October 31, 2015, we had other intangible assets with an indefinite life of $142 million (2014: $138 million). Acquired intangible assets are separately recognized if the benefits of the intangible assets are obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented, or exchanged. Determining the useful lives of intangible assets requires judgment and fact-based analysis.

Intangible assets with an indefinite life are not amortized but are assessed for impairment by comparing the recoverable amount to the carrying amount. An impairment test is required at least annually, or whenever there are indicators that these assets may be impaired.

Long-lived assets and other identifiable intangible assets with a definite life are amortized over their estimated useful lives. These assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount is higher than the recoverable amount. The recoverable amount is defined as the higher of the estimated fair value less cost to sell and value in use.

Determining the recoverable amount of intangible assets and long-lived assets is an area of judgment as we estimate the future cash flows expected to result from the use of the asset and, where appropriate, cash flows arising from the asset’s eventual disposition.

For additional details, see Note 8 to the consolidated financial statements.

Income taxes

We are subject to income tax laws in the various jurisdictions where we operate, and the tax laws in those jurisdictions are potentially subject to different interpretations by us and the relevant taxation authority. We use judgment in the estimation of income taxes and deferred income tax assets and liabilities. As a result, management judgment is applied in the interpretation of the relevant tax laws and in estimating the provision for current and deferred income taxes. Deferred tax assets or liabilities are determined for each temporary difference based on the tax rates that are expected to be in effect in the period that the assets are realized or the liabilities are settled. Deferred tax liabilities are generally recognized for all taxable temporary differences unless the temporary differences relate to our net investments in foreign operations and will not reverse in the foreseeable future.

We are required to assess whether it is probable that our deferred income tax assets will be realized prior to their expiration and, based on all the available evidence, determine if any portion of our deferred income tax assets should not be recognized. The factors used to assess the probability of realization are our past experience of income and capital gains, forecast of future net income before income taxes, available tax planning strategies that could be implemented to realize the deferred income tax assets, and the remaining expiration period of tax loss carryforwards. In addition, for deductible temporary differences arising from our net investments in foreign operations, we must consider whether the temporary difference will reverse in the foreseeable future. Although realization is not assured, we believe, based on all the available evidence, it is probable that the recognized deferred income tax assets will be realized.

Income tax accounting impacts all our reporting segments. For further details on our income taxes, see Note 20 to the consolidated financial statements.

Contingent liabilities and provision

Legal proceedings and other contingencies

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

The provisions disclosed in Note 23 to the consolidated financial statements included all of CIBC’s accruals for legal matters as at October 31, 2015, including amounts related to the significant legal proceedings described in that note and to other legal matters.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $1.2 billion as at October 31, 2015. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages and interest. The matters underlying the estimated range as at October 31, 2015, consist of the significant legal matters disclosed in Note 23 to the consolidated financial statements. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

A description of significant ongoing matters to which CIBC is a party can be found in Note 23 to the consolidated financial statements.

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Management’s discussion and analysis

Restructuring

During the year, we recorded cumulative restructuring charges of $296 million ($225 million after-tax) in Corporate and Other, which includes $85 million ($62 million after-tax) recorded in the first quarter and $211 million ($163 million after-tax) recorded in the fourth quarter. The charges primarily relate to employee severance and include Program Clarity, a bank-wide priority focused on simplifying our bank. The charge recorded in the fourth quarter also includes restructuring costs related to CIBC FirstCaribbean, which include charges related to the sale by CIBC FirstCaribbean of its Belize banking operations that is expected to close in the first quarter of 2016. As at October 31, 2015, the remaining provision relating to these restructuring charges was $244 million. While this amount represents our best estimate as at October 31, 2015 of the amount required to settle the obligation, uncertainty exists with respect to when the obligation will be settled and the amounts ultimately paid, as this will largely depend upon individual facts and circumstances.

For further details on our restructuring provision, see Note 23 to the consolidated financial statements.

Post-employment and other long-term benefit plan assumptions

We sponsor a number of benefit plans to eligible employees, including registered and supplemental pension plans, and post-retirement medical and dental plans (other post-employment benefit plans). We also continue to sponsor a long-term disability income replacement plan and associated medical and dental benefits (collectively, other long-term benefit plans). The long-term disability plan was closed to new claims effective June 1, 2004.

The calculation of net defined benefit plan expense and obligations depends on various actuarial assumptions such as discount rates, health-care cost trend rates, turnover of employees, projected salary increases, retirement age, and mortality rates. The actuarial assumptions used for determining the net defined benefit expense for a fiscal year are set at the beginning of the annual reporting period, are reviewed in accordance with accepted actuarial practice and are approved by management.

The discount rate assumption used in measuring the net defined benefit expense and defined benefit obligations reflects market yields, as of the measurement date, on high quality debt instruments with a currency and term to maturity that match the currency and expected timing of benefit payments. Our discount rate is estimated by developing a yield curve based on high quality corporate bonds. While there is a deep market of high quality corporate bonds denominated in Canadian dollars with short and medium terms to maturity, there is not a deep market in bonds with terms to maturity that match the timing of all the expected benefit payments for all of our Canadian plans. As a result, for our Canadian pension, other post-employment and other long-term benefit plans, we estimate the yields of high quality corporate bonds with longer term maturities by extrapolating current yields on bonds with short- and medium-term durations along the yield curve. Judgment is required in constructing the yield curve, and as a result, different methodologies applied in constructing the yield curve can give rise to different discount rates.

For further details of our annual pension and other post-employment expense and obligations, see Note 19 and Note 1 to the consolidated financial statements.

Financial instruments

As a financial institution, our assets and liabilities primarily comprise financial instruments, which include deposits, securities, loans, derivatives, acceptances, repurchase agreements, subordinated debt, and preferred shares.

We use these financial instruments for both trading and non-trading activities. Trading activities primarily include the purchase and sale of securities, transacting in foreign exchange and derivative instruments in the course of facilitating client trades and taking proprietary trading positions with the objective of income generation. Non-trading activities generally include the business of lending, investing, funding, and ALM.

The use of financial instruments may either introduce or mitigate exposures to market, credit and/or liquidity risks. See the “Management of risk” section for details on how these risks are managed.

Financial instruments are accounted for according to their classification. For details on the accounting for these instruments, see Note 2 to the consolidated financial statements.

For significant assumptions made in determining the valuation of financial and other instruments, see the “Valuation of financial instruments” section above.

Accounting developments

Transition to IFRS 9

IFRS 9 “Financial Instruments” (IFRS 9) replaces IAS 39 “Financial Instruments: Recognition and Measurement” and is effective for annual periods beginning on or after January 1, 2018, which for us would have been on November 1, 2018. Early application is permitted if an entity applies all the requirements of the standard. During 2015, OSFI issued a final advisory that requires D-SIBs to adopt IFRS 9 for their annual period beginning on November 1, 2017, one year earlier than required by the IASB. As a D-SIB, we will publish our first interim consolidated financial statements under IFRS 9 for the quarter ended January 31, 2018, except for the “own credit” provisions of IFRS 9, which we voluntarily early adopted as of November 1, 2014. IFRS 9 is required to be applied on a retrospective basis, with certain exceptions.

The transition to IFRS 9 represents a significant initiative for CIBC, for which we have established a transition program that is supported by a formal governance structure with an enterprise view and a dedicated project team. The project’s Steering Committee is co-chaired by senior stakeholders from our Risk Management and Finance groups, and is composed of individuals from the impacted SBUs as well as functional groups, such as Information Technology and Internal Audit. The Steering Committee is responsible for:

•	Ensuring the strategic alignment of IFRS 9 with CIBC’s overall strategies;
•	Ensuring key milestones are met;
•	Providing direction and guidance on a holistic basis; and
•	Reviewing and resolving key issues and risks.

To assist the Steering Committee in meeting its responsibilities, our transition program structure has three work streams that correspond to the three sections of the new financial instruments standard: (1) Classification and measurement of financial instruments; (2) Impairment; and (3) Hedge accounting. Each work stream is composed of stakeholders from the impacted SBUs and functional groups, who are subject matter experts in the relevant policies, processes or technologies that are expected to be impacted by the transition.

Classification and measurement

The IFRS 9 classification and measurement model requires that all debt instrument financial assets that do not meet a “solely payment of principal and interest” (SPPI) test, including those that contain embedded derivatives, be classified at initial recognition as Fair value through profit or loss. The intent of the SPPI test is to ensure that debt instruments that contain non-basic lending features, such as conversion options and equity linked pay-outs are measured at fair value through profit and loss. Subsequent measurement of instruments classified as Fair value through profit or loss under IFRS 9 operates in a similar manner to Trading under IAS 39.

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Management’s discussion and analysis

For debt instrument financial assets that meet the SPPI test, classification at initial recognition will be determined based on what business model those instruments are managed under. Debt instruments that are managed on a “hold for trading” or “fair value” basis will be classified as fair value through profit or loss. Debt instruments that are managed on a “hold to collect and for sale” basis will be classified as Fair value through OCI (FV-OCI for debt). Debt instruments that are managed on a “hold to collect” basis will be classified as Amortized cost. Subsequent measurement of instruments classified at FV-OCI and Amortized cost classifications under IFRS 9 operate in a similar manner to AFS for debt securities and Loans and receivables, respectively, under existing IAS 39, except for the impairment provisions which are discussed below.

For those debt instrument financial assets that would otherwise be classified as FV-OCI or Amortized cost, an irrevocable designation can be made at initial recognition to instead measure the debt instrument at Fair value through profit or loss option under the fair value option (FVO) if doing so eliminates or significantly reduces an accounting mismatch and if certain OSFI requirements are met.

All equity instrument financial assets are required to be classified at initial recognition as fair value through profit or loss unless an irrevocable designation is made to classify the instrument as Fair value through OCI (FV-OCI for equities). Unlike AFS for equity securities under IAS 39, the FV-OCI for equities category results in all realized and unrealized gains and losses being recognized in OCI with no recycling to profit and loss. Only dividends continue to be recognized in profit and loss.

The classification and measurement of financial liabilities remain essentially unchanged from the current IAS 39 requirements, except that changes in fair value of FVO liabilities attributable to changes in own credit risk are to be presented in OCI, rather than profit and loss, which we early adopted as of November 1, 2014.

Derivatives will continue to be measured at fair value through profit or loss under IFRS 9.

Impairment

The new impairment guidance sets out an expected credit loss (ECL) model applicable to all debt instrument financial assets classified as Amortized cost or FV-OCI. In addition, the ECL model applies to loan commitments and financial guarantees that are not measured at fair value through profit and loss.

The application of the ECL methodology to non-impaired financial instruments requires entities to recognize 12 months of expected credit losses from the date the financial instrument is first recognized, and to recognize lifetime expected credit losses if the credit risk on that financial instrument has increased significantly since initial recognition. In assessing whether credit risk has increased significantly, entities are required to compare the risk of a default occurring on the financial instrument as at the reporting date, with the risk of a default occurring on the financial instrument as at the date of initial recognition. In subsequent reporting periods, if the credit risk of the financial instrument improves such that there is no longer a significant increase in credit risk since initial recognition, then entities shall revert to recognizing 12 months of expected credit losses. In contrast, under the incurred loss methodology inherent in IAS 39, allowances are provided for non-impaired loans for losses that are incurred but not yet identified, while impairment losses are generally only recognized for AFS debt securities when objective evidence of impairment has been identified.

The ECL model under IFRS 9 also requires that lifetime expected credit losses be recognized for financial assets that are assessed as credit-impaired, which for loans is similar to the requirements of IAS 39 to recognize impaired loans at their estimated realizable value. This occurs when one or more events have occurred after the initial recognition of the loan and the loss event or events have a detrimental impact on the estimated future cash flows of that loan.

We are currently designing the application of the ECL methodology to our loan and debt security portfolios which includes defining when a significant increase in credit risk of a financial asset has occurred, defining a credit impaired financial asset, determining the measurement of both 12-month and life time credit losses and determining the set of forward-looking information factors to be incorporated in our methodology and how those factors will be quantified. Our design takes into account that interpretations concerning the application of ECL continue to evolve.

Hedge accounting

The IFRS 9 hedge accounting guidance is intended to better align the accounting with risk management activities. However, IFRS 9 allows the existing hedge accounting requirements under IAS 39 to continue in place of the hedge accounting requirements under IFRS 9, pending the completion of the IASB’s project on macro hedge accounting.

Future accounting policy changes

For details on other future accounting policy changes, see Note 32 to the consolidated financial statements.

Regulatory developments

Dodd-Frank Wall Street Reform and Consumer Protection Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was enacted in the U.S. in July 2010. The Dodd-Frank Act contains many broad reforms impacting the financial services industry. These reforms impact every financial institution in the U.S. and many financial institutions that operate outside the U.S. CIBC is subject to a number of specific requirements, including, among other things, mandatory clearing, trade reporting and registration of OTC derivative trading activities, heightened capital, liquidity and prudential standards, and restrictions on proprietary trading and private equity fund activities. CIBC has devoted resources necessary to ensure that we implement the requirements in compliance with all new regulations under the Dodd-Frank Act. We continually monitor developments to prepare for rulemakings that have the potential to impact our operations in the U.S. and elsewhere. Although these reforms have increased our cost of regulatory compliance and have restricted our ability to engage in certain activities in the U.S. and elsewhere, we do not expect costs and restrictions associated with the new regulations to have a material impact on our financial results.

The Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act (FATCA) is U.S. legislation, the intent of which is to discourage tax evasion by U.S. taxpayers who have placed assets in financial accounts outside of the U.S. – either directly or indirectly through foreign entities such as trusts and corporations.

Under the FATCA regulations, non-U.S. financial institutions are required to identify and report accounts owned or controlled by U.S. taxpayers, including citizens of the U.S. worldwide (U.S. Accounts). In addition, identification and reporting will also be required on accounts of financial institutions that do not comply with FATCA regulations. The Government of Canada has signed an Intergovernmental Agreement (IGA) with the U.S., to facilitate FATCA information reporting by Canadian financial institutions. Under the provisions of the Canada-United States Enhanced Tax Information Exchange Agreement Implementation Act, Canadian financial institutions must report information on certain U.S. Accounts directly to the Canada Revenue Agency. The provisions of FATCA and the related Canadian legislation came into effect on July 1, 2014. Other countries in which CIBC operates have signed, or are in the process of negotiating and signing, IGAs with the U.S. Many Organisation for Economic Co-operation and Development (OECD) nations plan to implement automatic exchange of information agreements in respect of those countries’ tax residents, commencing as early as 2016. CIBC will meet all obligations imposed under FATCA and other tax information exchange regimes, in accordance with local law.

CIBC 2015 ANNUAL REPORT	81

Management’s discussion and analysis

Principles for Effective Risk Data Aggregation and Risk Reporting

In January 2013, the BCBS published “Principles for Effective Risk Data Aggregation and Risk Reporting”. The Principles outline BCBS’s expectations to enhance risk data governance oversight and to improve risk data aggregation and reporting practices, thereby facilitating timely, consistent, and accurate decision making. It is expected that we will be subject to greater reporting scrutiny and may incur increased operating costs as a result of the Principles. We have an enterprise-wide Risk Data Aggregation initiative underway to be compliant with the Principles.

For a discussion of other regulatory developments, see the “Capital Markets”, “Capital resources”, and “Management of risk” sections.

Related-party transactions

We have various processes in place to ensure that the relevant related-party information is identified and reported to the Corporate Governance Committee (CGC) of the Board on a quarterly basis, as required by the Bank Act (Canada). The CGC has the responsibility for reviewing our policies and practices in identifying transactions with our related parties that may materially affect us, and reviewing the associated procedures for promoting compliance with the Bank Act (Canada).

In the ordinary course of business, we provide banking services and enter into transactions with related parties on terms similar to those offered to unrelated parties. Related parties include key management personnel(1) and their affiliates(2). Related parties also include associated companies and joint ventures accounted for under the equity method, and post-employment benefit plans for CIBC employees. Loans to these related parties are made in the ordinary course of business and on substantially the same terms as for comparable transactions with unrelated parties. We offer a subsidy on annual fees and preferential interest rates on credit card balances to senior officers which is the same offer extended to all employees of CIBC. In addition, CIBC offers deferred share and other plans to non-employee directors, executives, and certain other key employees. Details of our compensation of key management personnel and our investments in equity-accounted associates and joint ventures are disclosed in Notes 25, 18, 19 and 26 to the consolidated financial statements.

(1)	Key management personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of CIBC directly or indirectly and comprise the members of the Board (referred to as directors); and ExCo and certain named officers per the Bank Act (Canada) (collectively referred to as senior officers). Board members who are also ExCo members are included as senior officers.
(2)	Affiliates include spouses, children under 18, and supported family members (dependants) of directors and senior officers. The term also includes entities over which directors, senior officers, and their dependants have significant influence. Significant influence can be exerted by one or more of these factors: greater than 10% voting interest; entities in which they have a management contract; entities in which they have positions of management authority/senior positions; entities in which they are a general partner; trusts in which they are trustees or substantial beneficiaries.

Policy on the Scope of Services of the Shareholders’ Auditors

The “Policy on the Scope of Services of the Shareholders’ Auditors” sets out the parameters for the engagement of the shareholders’ auditors by CIBC that are consistent with applicable law, including the U.S. Sarbanes-Oxley Act of 2002 and Securities and Exchange Commission rules. The policy requires the Audit Committee’s pre-approval of all work performed by the shareholders’ auditors and prohibits CIBC from engaging the shareholders’ auditors for “prohibited” services. The Audit Committee is also accountable for the oversight of the work of the shareholders’ auditors and for an annual assessment of the engagement team’s qualifications, independence and performance. The Audit Committee is also responsible for conducting a periodic comprehensive review of the external auditor at least every five years. The Audit Committee’s oversight activities over the shareholders’ auditors are disclosed in our Management Proxy Circular.

Controls and procedures

Disclosure controls and procedures

CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures as at October 31, 2015 (as defined in the rules of the SEC and the Canadian Securities Administrators). Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that such disclosure controls and procedures were effective.

Management’s annual report on internal control over financial reporting

CIBC’s management is responsible for establishing and maintaining adequate internal control over financial reporting for CIBC.

Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the International Accounting Standards Board (IASB). CIBC’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of CIBC; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of CIBC are being made only in accordance with authorizations of CIBC’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of CIBC’s assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

CIBC’s management has used the Internal Control – Integrated Framework that was published in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO’s 2013 Framework) as the basis to evaluate the effectiveness of CIBC’s internal control over financial reporting.

As at October 31, 2015, management assessed the effectiveness of CIBC’s internal control over financial reporting and concluded that such internal control was effective and that there were no material weaknesses in CIBC’s internal control over financial reporting that have been identified by management.

Ernst & Young LLP, the external auditors, have audited the consolidated financial statements of CIBC for the year ended October 31, 2015, and have also issued a report on internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). This report is located on page 94 of this Annual Report.

Changes in internal control over financial reporting

There have been no changes in CIBC’s internal control over financial reporting during the year ended October 31, 2015, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

82	CIBC 2015 ANNUAL REPORT

Management’s discussion and analysis

Supplementary annual financial information

Average balance sheet, net interest income and margin

		Average balance			Interest			Average rate
	$ millions, for the year ended October 31	2015	2014	2013	2015	2014	2013	2015	2014	2013
	Domestic assets (1)
	Cash and deposits with banks	$2,369	$2,210	$2,903	$16	$11	$25	0.68%	0.50%	0.86%
Securities	Trading	43,061	45,051	42,367	1,248	1,248	1,195	2.90	2.77	2.82
	AFS	6,231	9,232	12,934	98	162	199	1.57	1.75	1.54
	FVO	58	48	47	4	4	3	6.90	8.33	6.38
	Securities borrowed or purchased under resale agreements	26,361	19,905	21,752	241	275	301	0.91	1.38	1.38
Loans	Residential mortgages	159,689	150,893	146,977	4,159	4,241	4,338	2.60	2.81	2.95
	Personal and credit card	46,234	45,289	47,912	3,224	3,183	3,467	6.97	7.03	7.24
	Business and government	36,343	30,839	27,356	1,244	1,171	1,158	3.42	3.80	4.23
	Total loans	242,266	227,021	222,245	8,627	8,595	8,963	3.56	3.79	4.03
	Other interest-bearing assets	578	443	413	10	10	1	1.73	2.26	0.24
	Derivative instruments	14,504	9,189	8,720	–	–	–	–	–	–
	Customers’ liability under acceptances	10,256	10,013	10,431	–	–	–	–	–	–
	Other non-interest-bearing assets	13,776	11,555	11,386	–	–	–	–	–	–
	Total domestic assets	359,460	334,667	333,198	10,244	10,305	10,687	2.85	3.08	3.21
	Foreign assets (1)
	Cash and deposits with banks	23,473	13,274	7,523	60	14	13	0.26	0.11	0.17
Securities	Trading	4,006	1,681	1,266	39	38	42	0.97	2.26	3.32
	AFS	12,809	13,921	12,734	129	175	190	1.01	1.26	1.49
	FVO	208	232	256	6	1	2	2.88	0.43	0.78
	Securities borrowed or purchased under resale agreements	11,407	10,469	9,472	69	45	46	0.60	0.43	0.49
Loans	Residential mortgages	2,324	2,146	2,191	132	124	123	5.68	5.78	5.61
	Personal and credit card	739	727	780	70	64	63	9.47	8.80	8.08
	Business and government	23,464	19,919	17,653	733	687	633	3.12	3.45	3.59
	Total loans	26,527	22,792	20,624	935	875	819	3.52	3.84	3.97
	Other interest-bearing assets	92	71	78	1	24	12	1.09	33.80	15.38
	Derivative instruments	13,812	10,874	15,080	–	–	–	–	–	–
	Other non-interest-bearing assets	3,530	3,500	3,315	–	–	–	–	–	–
	Total foreign assets	95,864	76,814	70,348	1,239	1,172	1,124	1.29	1.53	1.60
	Total assets	$455,324	$411,481	$403,546	$11,483	$11,477	$11,811	2.52%	2.79%	2.93%
	Domestic liabilities (1)
Deposits	Personal	$125,982	$120,339	$113,770	$1,032	$1,129	$1,138	0.82%	0.94%	1.00%
	Business and government	106,439	99,318	96,106	1,080	1,271	1,335	1.01	1.28	1.39
	Bank	1,548	847	639	7	4	3	0.45	0.47	0.47
	Secured borrowings	38,758	43,525	50,815	581	717	987	1.50	1.65	1.94
	Total deposits	272,727	264,029	261,330	2,700	3,121	3,463	0.99	1.18	1.33
	Derivative instruments	15,461	8,788	8,492	–	–	–	–	–	–
	Acceptances	10,256	10,013	10,435	–	–	–	–	–	–
	Obligations related to securities sold short	10,724	13,134	13,003	221	314	327	2.06	2.39	2.51
	Obligations related to securities lent or sold under repurchase agreements	9,743	8,191	5,164	90	109	80	0.92	1.33	1.55
	Other liabilities	9,459	8,670	9,766	10	10	14	0.11	0.12	0.14
	Subordinated indebtedness	4,138	3,974	4,308	179	176	191	4.33	4.43	4.43
	Total domestic liabilities	332,508	316,799	312,498	3,200	3,730	4,075	0.96	1.18	1.30
	Foreign liabilities (1)
Deposits	Personal	7,163	6,707	6,356	68	71	63	0.95	1.06	0.99
	Business and government	63,798	44,317	40,260	190	112	120	0.30	0.25	0.30
	Bank	10,519	6,995	5,512	31	31	29	0.29	0.44	0.53
	Secured borrowings	115	458	425	1	2	4	0.87	0.44	0.94
	Total deposits	81,595	58,477	52,553	290	216	216	0.36	0.37	0.41
	Derivative instruments	14,723	10,401	14,684	–	–	–	–	–	–
	Acceptances	–	–	–	–	–	–	–	–	–
	Obligations related to securities sold short	721	585	244	9	13	7	1.25	2.22	2.87
	Obligations related to securities lent or sold under repurchase agreements	3,469	4,522	5,078	20	18	22	0.58	0.40	0.43
	Other liabilities	1,911	1,640	1,205	47	39	36	2.46	2.38	2.99
	Subordinated indebtedness	262	250	243	2	2	2	0.76	0.80	0.82
	Total foreign liabilities	102,681	75,875	74,007	368	288	283	0.36	0.38	0.38
	Total liabilities	435,189	392,674	386,505	3,568	4,018	4,358	0.82	1.02	1.13
	Shareholders’ equity	19,951	18,636	16,873	–	–	–	–	–	–
	Non-controlling interests	184	171	168	–	–	–	–	–	–
	Total liabilities and equity	$455,324	$411,481	$403,546	$3,568	$4,018	$4,358	0.78%	0.98%	1.08%
	Net interest income and margin				$7,915	$7,459	$7,453	1.74%	1.81%	1.85%
	Additional disclosures: Non-interest-bearing deposit liabilities
	Domestic	$37,202	$34,888	$32,779
	Foreign	$4,844	$4,070	$3,395

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

CIBC 2015 ANNUAL REPORT	83

Management’s discussion and analysis

Volume/rate analysis of changes in net interest income

$ millions		2015/2014			2014/2013
		Increase (decrease) due to change in:			Increase (decrease) due to change in:
		Average balance	Average rate	Total	Average balance	Average rate	Total
Domestic assets (1)
Cash and deposits with banks		$1	$4	$5	$(6)	$(8)	$(14)
Securities	Trading	(55)	55	–	76	(23)	53
	AFS	(53)	(11)	(64)	(57)	20	(37)
	FVO	1	(1)	–	–	1	1
Securities borrowed or purchased under resale agreements		89	(123)	(34)	(26)	–	(26)
Loans	Residential mortgages	247	(329)	(82)	116	(213)	(97)
	Personal and credit card	66	(25)	41	(190)	(94)	(284)
	Business and government	209	(136)	73	147	(134)	13
Total loans		522	(490)	32	73	(441)	(368)
Other interest-bearing assets		3	(3)	–	–	9	9
Change in domestic interest income		508	(569)	(61)	60	(442)	(382)
Foreign assets (1)
Cash and deposits with banks		11	35	46	10	(9)	1
Securities	Trading	53	(52)	1	14	(18)	(4)
	AFS	(14)	(32)	(46)	18	(33)	(15)
	FVO	–	5	5	–	(1)	(1)
Securities borrowed or purchased under resale agreements		4	20	24	5	(6)	(1)
Loans	Residential mortgages	10	(2)	8	(3)	4	1
	Personal and credit card	1	5	6	(4)	5	1
	Business and government	122	(76)	46	81	(27)	54
Total loans		133	(73)	60	74	(18)	56
Other interest-bearing assets		7	(30)	(23)	(1)	13	12
Change in foreign interest income		194	(127)	67	120	(72)	48
Total change in interest income		$702	$(696)	$6	$180	$(514)	$(334)
Domestic liabilities (1)
Deposits	Personal	$53	$(150)	$(97)	$66	$(75)	$(9)
	Business and government	91	(282)	(191)	45	(109)	(64)
	Bank	3	–	3	1	–	1
	Secured borrowings	(79)	(57)	(136)	(142)	(128)	(270)
Total deposits		68	(489)	(421)	(30)	(312)	(342)
Obligations related to securities sold short		(58)	(35)	(93)	3	(16)	(13)
Obligations related to securities lent or sold under repurchase agreements		21	(40)	(19)	47	(18)	29
Other liabilities		1	(1)	–	(2)	(2)	(4)
Subordinated indebtedness		7	(4)	3	(15)	-	(15)
Change in domestic interest expense		39	(569)	(530)	3	(348)	(345)
Foreign liabilities (1)
Deposits	Personal	5	(8)	(3)	3	5	8
	Business and government	49	29	78	12	(20)	(8)
	Bank	16	(16)	–	8	(6)	2
	Secured borrowings	(1)	–	(1)	–	(2)	(2)
Total deposits		69	5	74	23	(23)	-
Obligations related to securities sold short		3	(7)	(4)	10	(4)	6
Obligations related to securities lent or sold under repurchase agreements		(4)	6	2	(2)	(2)	(4)
Other liabilities		6	2	8	13	(10)	3
Change in foreign interest expense		74	6	80	44	(39)	5
Total change in interest expense		$113	$(563)	$(450)	$47	$(387)	$(340)
Change in total net interest income		$589	$(133)	$456	$133	$(127)	$6

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

84	CIBC 2015 ANNUAL REPORT

Management’s discussion and analysis

Analysis of net loans and acceptances

	Canada (1)					U.S. (1)
$ millions, as at October 31	2015	2014	2013	2012	2011	2015	2014	2013	2012	2011
Residential mortgages	$166,616	$155,198	$148,664	$147,841	$148,268	$–	$1	$1	$1	$1
Student	110	151	210	287	384	–	–	–	–	–
Personal	35,412	34,342	33,257	33,891	33,202	51	94	93	109	132
Credit card	11,279	11,078	14,097	14,418	14,970	37	40	32	33	24
Total net consumer loans	213,417	200,769	196,228	196,437	196,824	88	135	126	143	157
Non-residential mortgages	7,120	6,947	6,979	7,095	7,055	333	240	236	–	2
Financial institutions	4,137	2,640	2,356	2,384	2,124	667	659	403	435	427
Retail and wholesale	3,667	3,515	3,086	2,827	2,652	310	257	158	113	43
Business services	5,011	4,728	4,191	3,694	3,508	814	418	284	226	221
Manufacturing-capital goods	1,505	1,308	1,081	1,072	1,079	181	221	189	188	129
Manufacturing-consumer goods	2,626	2,329	1,914	1,736	1,289	22	14	36	62	50
Real estate and construction	8,644	7,201	5,794	4,956	4,118	7,206	6,394	5,611	4,156	3,215
Agriculture	4,828	4,263	3,933	3,689	3,585	50	6	1	1	–
Oil and gas	4,138	3,633	2,969	2,856	2,884	1,469	1,276	988	781	413
Mining	761	602	383	319	285	305	266	223	65	78
Forest products	566	470	434	426	416	11	41	35	44	52
Hardware and software	280	339	468	464	244	167	118	98	–	73
Telecommunications and cable	510	514	413	238	213	44	26	26	14	12
Publishing, printing, and broadcasting	244	208	290	356	405	–	5	–	–	–
Transportation	1,449	1,033	870	736	701	183	221	247	332	353
Utilities	1,621	1,282	1,170	1,082	674	845	804	816	492	246
Education, health and social services	2,128	2,017	1,956	1,933	1,754	–	–	–	25	46
Governments	541	578	613	727	785	–	–	–	–	–
Others	–	–	–	–	–	69	165	210	730	845
Collective allowance allocated to business and government loans	(218)	(192)	(192)	(211)	(205)	(50)	(43)	(28)	(38)	(54)
Total net business and government loans, including acceptances	49,558	43,415	38,708	36,379	33,566	12,626	11,088	9,533	7,626	6,151
Total net loans and acceptances	$262,975	$244,184	$234,936	$232,816	$230,390	$12,714	$11,223	$9,659	$7,769	$6,308

(1)	Classification by country is based on domicile of debtor or customer.

Analysis of net loans and acceptances (continued)

	Other (1)					Total
$ millions, as at October 31	2015	2014	2013	2012	2011	2015	2014	2013	2012	2011
Residential mortgages	$2,406	$2,118	$2,113	$2,143	$2,191	$169,022	$157,317	$150,778	$149,985	$150,460
Student	–	1	1	1	1	110	152	211	288	385
Personal	476	410	429	568	637	35,939	34,846	33,779	34,568	33,971
Credit card	150	125	126	119	118	11,466	11,243	14,255	14,570	15,112
Total net consumer loans	3,032	2,654	2,669	2,831	2,947	216,537	203,558	199,023	199,411	199,928
Non-residential mortgages	245	228	239	273	291	7,698	7,415	7,454	7,368	7,348
Financial institutions	3,291	2,155	1,065	1,099	1,003	8,095	5,454	3,824	3,918	3,554
Retail and wholesale	548	499	333	326	351	4,525	4,271	3,577	3,266	3,046
Business services	1,370	1,098	772	932	1,032	7,195	6,244	5,247	4,852	4,761
Manufacturing-capital goods	293	248	202	243	217	1,979	1,777	1,472	1,503	1,425
Manufacturing-consumer goods	119	88	249	225	268	2,767	2,431	2,199	2,023	1,607
Real estate and construction	1,124	890	777	791	572	16,974	14,485	12,182	9,903	7,905
Agriculture	40	37	40	65	94	4,918	4,306	3,974	3,755	3,679
Oil and gas	324	321	71	16	–	5,931	5,230	4,028	3,653	3,297
Mining	446	384	537	280	109	1,512	1,252	1,143	664	472
Forest products	–	38	30	29	32	577	549	499	499	500
Hardware and software	12	14	22	22	22	459	471	588	486	339
Telecommunications and cable	388	162	234	148	60	942	702	673	400	285
Publishing, printing, and broadcasting	79	89	4	37	41	323	302	294	393	446
Transportation	899	803	893	430	387	2,531	2,057	2,010	1,498	1,441
Utilities	785	631	318	467	272	3,251	2,717	2,304	2,041	1,192
Education, health and social services	32	26	24	23	23	2,160	2,043	1,980	1,981	1,823
Governments	1,611	1,079	943	922	901	2,152	1,657	1,556	1,649	1,686
Others	711	1,431	2,403	3,011	3,109	780	1,596	2,613	3,741	3,954
Collective allowance allocated to business and government loans	(57)	(42)	(40)	(23)	(20)	(325)	(277)	(260)	(272)	(279)
Total net business and government loans, including acceptances	12,260	10,179	9,116	9,316	8,764	74,444	64,682	57,357	53,321	48,481
Total net loans and acceptances	$15,292	$12,833	$11,785	$12,147	$11,711	$290,981	$268,240	$256,380	$252,732	$248,409

(1)	Classification by country is based on domicile of debtor or customer.

CIBC 2015 ANNUAL REPORT	85

Management’s discussion and analysis

Summary of allowance for credit losses

$ millions, as at or for the year ended October 31	2015	2014	2013	2012	2011
Balance at beginning of year	$1,736	$1,758	$1,916	$1,851	$1,950
Provision for credit losses	771	937	1,121	1,291	1,144
Write-offs
Domestic (1)
Residential mortgages	14	19	15	18	16
Student	1	3	3	6	5
Personal and credit card	781	857	1,030	1,118	1,141
Other business and government	42	63	137	93	103
Foreign (1)
Residential mortgages	18	8	9	2	1
Personal and credit card	16	16	9	13	14
Other business and government	132	92	245	98	55
Total write-offs	1,004	1,058	1,448	1,348	1,335
Recoveries
Domestic (1)
Personal and credit card	171	177	172	158	132
Other business and government	8	11	6	8	10
Foreign (1)
Personal and credit card	5	2	3	3	1
Other business and government	2	2	3	1	2
Total recoveries	186	192	184	170	145
Net write-offs	818	866	1,264	1,178	1,190
Interest income on impaired loans	(23)	(30)	(37)	(47)	(48)
Foreign exchange and other	96	(63)	22	(1)	(5)
Balance at end of year	$1,762	$1,736	$1,758	$1,916	$1,851
Comprises:
Loans	$1,670	$1,660	$1,698	$1,860	$1,803
Undrawn credit facilities	92	76	60	56	48
Ratio of net write-offs during year to average loans outstanding during year	0.30%	0.35%	0.52%	0.49%	0.51%

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

Allowance for credit losses on impaired loans as a percentage of gross impaired loans

	Allowance for credit losses (1)					Allowance as a % of gross impaired loans
$ millions, as at October 31	2015	2014	2013	2012	2011	2015	2014	2013	2012	2011
Domestic (2)
Residential mortgages	$21	$22	$24	$18	$15	9.3%	10.2%	11.4%	8.0%	5.0%
Personal loans	99	96	105	159	156	91.7	80.0	77.8	84.6	73.6
Business and government	77	38	61	97	88	42.8	60.3	63.5	47.3	56.1
Total domestic	197	156	190	274	259	38.4	39.1	43.1	44.3	38.6
Foreign (2)
Residential mortgages	167	146	65	27	18	48.0	45.9	23.8	11.0	8.1
Personal loans	46	43	30	25	25	58.2	53.8	34.9	31.6	31.6
Business and government	236	299	262	395	300	49.3	46.9	35.1	42.8	31.7
Total foreign	449	488	357	447	343	49.6	47.1	32.3	35.8	27.5
Total allowance	$646	$644	$547	$721	$602	45.5%	44.9%	35.4%	38.6%	31.4%

(1)	Comprises individual allowance, and collective allowance related to personal, scored small business, and mortgage impaired loans that are greater than 90 days delinquent.
(2)	Classification as domestic or foreign is based on domicile of debtor or customer.

86	CIBC 2015 ANNUAL REPORT

Management’s discussion and analysis

Allowance on non-impaired loans as a percentage of net loans and acceptances

	Allowance for credit losses (1)					Allowance as a % of net loans and acceptances
$ millions, as at October 31	2015	2014	2013	2012	2011	2015	2014	2013	2012	2011
Domestic (2)
Residential mortgages	$26	$21	$63	$19	$14	–%	–%	–%	–%	–%
Personal loans	316	315	313	278	300	0.9	0.9	0.9	0.8	0.9
Credit cards	334	384	512	582	631	3.0	3.5	3.6	4.0	4.2
Business and government	208	183	179	186	174	0.4	0.4	0.5	0.5	0.5
Total domestic	884	903	1,067	1,065	1,119	0.3	0.4	0.5	0.5	0.5
Foreign (2)
Residential mortgages	22	20	8	7	2	0.9	0.9	0.4	0.3	0.1
Personal loans	7	6	3	5	5	1.3	1.2	0.6	0.7	0.6
Credit cards	4	2	5	1	1	2.1	1.2	3.2	0.7	0.7
Business and government	107	85	68	61	74	0.4	0.4	0.4	0.4	0.5
Total foreign	140	113	84	74	82	0.5	0.5	0.4	0.4	0.5
Total allowance	$1,024	$1,016	$1,151	$1,139	$1,201	0.4%	0.4%	0.4%	0.5%	0.5%

(1)	Comprises the collective allowance related to credit card loans, and personal loans, mortgage and business and government loans that are less than 90 days delinquent. Excludes allowance on undrawn credit facilities.
(2)	Classification as domestic or foreign is based on domicile of debtor or customer.

Net loans and acceptances by geographic location(1)

$ millions, as at October 31	2015	2014	2013	2012	2011
Canada
Atlantic provinces	$13,598	$13,307	$13,124	$13,228	$13,115
Quebec	23,093	21,802	21,257	20,591	19,602
Ontario	125,584	114,940	109,390	108,861	110,157
Prairie provinces	12,877	12,136	11,829	11,440	9,093
Alberta, Northwest Territories and Nunavut	41,197	38,859	37,953	38,300	38,433
British Columbia and Yukon	47,478	44,012	42,421	41,435	41,074
Collective allowance allocated to Canada (2)	(852)	(872)	(1,038)	(1,039)	(1,084)
Total Canada	262,975	244,184	234,936	232,816	230,390
U.S.	12,714	11,223	9,659	7,769	6,308
Other countries	15,292	12,833	11,785	12,147	11,711
Total net loans and acceptances	$290,981	$268,240	$256,380	$252,732	$248,409

(1)	Classification by country is based on domicile of debtor or customer.
(2)	Comprises the collective allowance related to credit card loans, personal loans that are less than 30 days delinquent, and mortgage and business and government loans that are less than 90 days delinquent.

CIBC 2015 ANNUAL REPORT	87

Management’s discussion and analysis

Net impaired loans

	Canada (1)					U.S. (1)
$ millions, as at October 31	2015	2014	2013	2012	2011	2015	2014	2013	2012	2011
Gross impaired loans
Residential mortgages	$225	$216	$210	$226	$302	$–	$–	$–	$–	$–
Student	5	7	9	12	17	–	–	–	–	–
Personal	103	113	126	176	195	–	1	4	–	–
Total gross impaired consumer loans	333	336	345	414	514	–	1	4	–	–
Non-residential mortgages	4	4	1	–	4	–	–	–	–	–
Financial institutions	–	1	–	1	1	–	–	–	–	–
Retail, wholesale and business services	26	31	54	38	47	–	–	34	58	51
Manufacturing – consumer and capital goods	8	4	6	11	16	–	–	–	3	5
Real estate and construction	9	10	9	23	24	94	135	159	183	211
Agriculture	1	2	4	7	15	–	–	–	–	–
Resource-based industries	126	4	13	55	4	1	–	–	–	–
Telecommunications, media and technology	2	4	6	62	39	–	–	–	–	–
Transportation	1	1	1	6	5	–	–	38	90	3
Utilities	–	–	–	–	–	10	20	–	–	–
Other	3	2	2	2	2	–	–	–	–	–
Total gross impaired – business and government loans	180	63	96	205	157	105	155	231	334	270
Total gross impaired loans	513	399	441	619	671	105	156	235	334	270
Other past due loans (2)	337	342	378	401	553	–	–	–	11	–
Total gross impaired and other past due loans	$850	$741	$819	$1,020	$1,224	$105	$156	$235	$345	$270
Allowance for credit losses (3)
Residential mortgages	$21	$22	$24	$18	$15	$–	$–	$–	$–	$–
Student	–	–	–	–	5	–	–	–	–	–
Personal	99	96	105	159	151	–	1	1	–	–
Total allowance – consumer loans	120	118	129	177	171	–	1	1	–	–
Non-residential mortgages	1	1	–	–	3	–	–	–	–	–
Financial institutions	–	–	–	–	1	–	–	–	–	–
Retail, wholesale and business services	19	20	31	26	32	–	–	20	38	19
Manufacturing – consumer and capital goods	6	3	6	8	8	–	–	–	3	4
Real estate and construction	7	7	6	10	11	27	47	36	90	72
Agriculture	–	–	1	4	5	–	–	–	–	–
Resource-based industries	39	2	9	25	3	–	–	–	–	–
Telecommunications, media and technology	2	3	5	16	18	–	–	–	–	–
Transportation	1	1	1	6	5	–	–	2	55	3
Utilities	–	–	–	–	–	6	13	–	–	–
Other	2	1	2	2	2	–	–	–	–	–
Total allowance – business and government loans	77	38	61	97	88	33	60	58	186	98
Total allowance	$197	$156	$190	$274	$259	$33	$61	$59	$186	$98
Net impaired loans
Residential mortgages	$204	$194	$186	$208	$287	$–	$–	$–	$–	$–
Student	5	7	9	12	12	–	–	–	–	–
Personal	4	17	21	17	44	–	–	3	–	–
Total net impaired consumer loans	213	218	216	237	343	–	–	3	–	–
Non-residential mortgages	3	3	1	–	1	–	–	–	–	–
Financial institutions	–	1	–	1	–	–	–	–	–	–
Retail, wholesale and business services	7	11	23	12	15	–	–	14	20	32
Manufacturing – consumer and capital goods	2	1	–	3	8	–	–	–	–	1
Real estate and construction	2	3	3	13	13	67	88	123	93	139
Agriculture	1	2	3	3	10	–	–	–	–	–
Resource-based industries	87	2	4	30	1	1	–	–	–	–
Telecommunications, media and technology	–	1	1	46	21	–	–	–	–	–
Transportation	–	–	–	–	–	–	–	36	35	–
Utilities	–	–	–	–	–	4	7	–	–	–
Other	1	1	–	–	–	–	–	–	–	–
Total net impaired – business and government loans	103	25	35	108	69	72	95	173	148	172
Total net impaired loans	$316	$243	$251	$345	$412	$72	$95	$176	$148	$172

(1)	Classification by country is based on domicile of debtor or customer.
(2)	Represents loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days.
(3)	Comprises individual allowance, and collective allowance related to personal, scored small business, and mortgage impaired loans that are greater than 90 days delinquent.

88	CIBC 2015 ANNUAL REPORT

Management’s discussion and analysis

Net impaired loans (continued)

	Other (1)					Total
$ millions, as at October 31	2015	2014	2013	2012	2011	2015	2014	2013	2012	2011
Gross impaired loans
Residential mortgages	$348	$318	$273	$246	$222	$573	$534	$483	$472	$524
Student	–	–	–	–	–	5	7	9	12	17
Personal	79	79	82	79	79	182	193	212	255	274
Total gross impaired consumer loans	427	397	355	325	301	760	734	704	739	815
Non-residential mortgages	34	60	85	101	71	38	64	86	101	75
Financial institutions	5	5	–	1	3	5	6	–	2	4
Retail, wholesale and business services	141	168	174	191	213	167	199	262	287	311
Manufacturing – consumer and capital goods	47	44	52	54	56	55	48	58	68	77
Real estate and construction	139	184	179	210	269	242	329	347	416	504
Agriculture	3	6	11	12	23	4	8	15	19	38
Resource-based industries	2	1	1	1	3	129	5	14	56	7
Telecommunications, media and technology	–	5	5	9	9	2	9	11	71	48
Transportation	2	8	7	8	28	3	9	46	104	36
Utilities	1	1	1	1	–	11	21	1	1	–
Other	–	–	1	1	–	3	2	3	3	2
Total gross impaired – business and government loans	374	482	516	589	675	659	700	843	1,128	1,102
Total gross impaired loans	801	879	871	914	976	1,419	1,434	1,547	1,867	1,917
Other past due loans (2)	3	8	7	7	11	340	350	385	419	564
Total gross impaired and other past due loans	$804	$887	$878	$921	$987	$1,759	$1,784	$1,932	$2,286	$2,481
Allowance for credit losses (3)
Residential mortgages	$167	$146	$65	$27	$18	$188	$168	$89	$45	$33
Student	–	–	–	–	–	–	–	–	–	5
Personal	46	42	29	25	25	145	139	135	184	176
Total allowance – consumer loans	213	188	94	52	43	333	307	224	229	214
Non-residential mortgages	17	31	32	24	26	18	32	32	24	29
Financial institutions	3	3	–	1	1	3	3	–	1	2
Retail, wholesale and business services	65	67	60	63	69	84	87	111	127	120
Manufacturing – consumer and capital goods	43	42	41	37	37	49	45	47	48	49
Real estate and construction	68	91	62	70	40	102	145	104	170	123
Agriculture	3	4	5	3	12	3	4	6	7	17
Resource-based industries	1	–	–	–	1	40	2	9	25	4
Telecommunications, media and technology	–	–	1	9	9	2	3	6	25	27
Transportation	2	–	2	1	7	3	1	5	62	15
Utilities	1	1	1	1	–	7	14	1	1	–
Other	–	–	–	–	–	2	1	2	2	2
Total allowance – business and government loans	203	239	204	209	202	313	337	323	492	388
Total allowance	$416	$427	$298	$261	$245	$646	$644	$547	$721	$602
Net impaired loans
Residential mortgages	$181	$172	$208	$219	$204	$385	$366	$394	$427	$491
Student	–	–	–	–	–	5	7	9	12	12
Personal	33	37	53	54	54	37	54	77	71	98
Total net impaired consumer loans	214	209	261	273	258	427	427	480	510	601
Non-residential mortgages	17	29	53	77	45	20	32	54	77	46
Financial institutions	2	2	–	–	2	2	3	–	1	2
Retail, wholesale and business services	76	101	114	128	144	83	112	151	160	191
Manufacturing – consumer and capital goods	4	2	11	17	19	6	3	11	20	28
Real estate and construction	71	93	117	140	229	140	184	243	246	381
Agriculture	–	2	6	9	11	1	4	9	12	21
Resource-based industries	1	1	1	1	2	89	3	5	31	3
Telecommunications, media and technology	–	5	4	–	–	–	6	5	46	21
Transportation	–	8	5	7	21	–	8	41	42	21
Utilities	–	–	–	–	–	4	7	–	–	–
Other	–	–	1	1	–	1	1	1	1	–
Total net impaired – business and government loans	171	243	312	380	473	346	363	520	636	714
Total net impaired loans	$385	$452	$573	$653	$731	$773	$790	$1,000	$1,146	$1,315

(1)	Classification by country is based on domicile of debtor or customer.
(2)	Represents loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days.
(3)	Comprises individual allowance, and collective allowance related to personal, scored small business, and mortgage impaired loans that are greater than 90 days delinquent.

CIBC 2015 ANNUAL REPORT	89

Management’s discussion and analysis

Deposits

	Average balance			Interest			Rate
$ millions, for the year ended October 31	2015	2014	2013	2015	2014	2013	2015	2014	2013
Deposits in domestic bank offices (1)
Payable on demand
Personal	$9,252	$8,490	$7,938	$14	$15	$18	0.15%	0.18%	0.23%
Business and government	33,735	30,043	26,834	121	107	95	0.36	0.36	0.35
Bank	2,083	1,780	1,328	2	6	3	0.10	0.34	0.23
Payable after notice
Personal	80,328	72,928	68,320	454	461	433	0.57	0.63	0.63
Business and government	25,128	21,606	18,383	243	242	199	0.97	1.12	1.08
Bank	97	19	13	1	–	–	1.03	–	–
Payable on a fixed date
Personal	38,996	41,028	39,379	589	673	705	1.51	1.64	1.79
Business and government	50,604	50,060	52,371	749	928	1,029	1.48	1.85	1.96
Bank	937	427	279	5	4	3	0.53	0.94	1.08
Secured borrowings	38,758	43,525	50,815	581	717	989	1.50	1.65	1.95
Total domestic	279,918	269,906	265,660	2,759	3,153	3,474	0.99	1.17	1.31
Deposits in foreign bank offices
Payable on demand
Personal	701	567	467	3	3	3	0.43	0.53	0.64
Business and government	3,801	3,089	2,709	4	3	6	0.11	0.10	0.22
Bank	6	6	43	–	1	–	–	16.67	–
Payable after notice
Personal	2,369	2,040	1,911	33	38	36	1.39	1.86	1.88
Business and government	766	673	562	1	1	1	0.13	0.15	0.18
Payable on a fixed date
Personal	1,499	1,993	2,111	7	10	6	0.47	0.50	0.28
Business and government	56,203	38,164	35,507	152	102	125	0.27	0.27	0.35
Bank	8,944	5,610	4,488	30	24	26	0.34	0.43	0.58
Secured borrowings	115	458	425	1	2	2	0.87	0.44	0.47
Total foreign	74,404	52,600	48,223	231	184	205	0.31	0.35	0.43
Total deposits	$354,322	$322,506	$313,883	$2,990	$3,337	$3,679	0.84%	1.03%	1.17%

(1)	Deposits by foreign depositors in our domestic bank offices amounted to $7.4 billion (2014: $6.0 billion; 2013: $4.5 billion).

Short-term borrowings

$ millions, as at or for the year ended October 31	2015	2014	2013
Amounts outstanding at end of year
Obligations related to securities sold short	$9,806	$12,999	$13,327
Obligations related to securities lent or sold under repurchase agreements	10,343	10,765	6,986
Total short-term borrowings	$20,149	$23,764	$20,313
Obligations related to securities sold short
Average balance	$11,445	$13,719	$13,247
Maximum month-end balance	13,248	14,833	14,407
Average interest rate	2.01%	2.38%	2.52%
Obligations related to securities lent or sold under repurchase agreements
Average balance	$13,212	$12,713	$10,242
Maximum month-end balance	14,766	14,652	12,030
Average interest rate	0.83%	1.00%	1.00%

Fees paid to the shareholders’ auditors

$ millions, for the year ended October 31	2015	2014	2013
Audit fees (1)	$15.9	$14.2	$13.4
Audit-related fees (2)	3.2	2.0	3.2
Tax fees (3)	0.4	0.1	0.5
All other fees (4)	0.3	0.1	0.4
Total	$19.8	$16.4	$17.5

(1)	For the audit of CIBC’s annual financial statements and services normally provided by the principal auditor in connection with CIBC’s statutory and regulatory filings. Audit fees also include the audit of internal controls over financial reporting under standards of the Public Company Accounting Oversight Board (United States).
(2)	For the assurance and related services that are reasonably related to the performance of the audit or review of CIBC’s financial statements, including various agreed upon procedures and translation of financial reports.
(3)	For tax compliance services.
(4)	Includes fees for non-audit services.

90	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Consolidated financial statements

92	Financial reporting responsibility
93	Independent auditors’ report of registered public accounting firm to shareholders
95	Consolidated balance sheet
96	Consolidated statement of income
97	Consolidated statement of comprehensive income
98	Consolidated statement of changes in equity
99	Consolidated statement of cash flows
100	Notes to the consolidated financial statements

Details of the notes to the consolidated financial statements

100	Note 1	–	Basis of preparation and summary of significant accounting policies
109	Note 2	–	Fair value measurement
118	Note 3	–	Significant acquisitions and dispositions
119	Note 4	–	Securities
120	Note 5	–	Loans
123	Note 6	–	Structured entities and derecognition of financial assets
126	Note 7	–	Land, buildings and equipment
127	Note 8	–	Goodwill, software and other intangible assets
129	Note 9	–	Other assets
130	Note 10	–	Deposits
130	Note 11	–	Other liabilities
131	Note 12	–	Derivative instruments
135	Note 13	–	Designated accounting hedges
136	Note 14	–	Subordinated indebtedness
137	Note 15	–	Common and preferred share capital
140	Note 16	–	Capital Trust securities

141	Note 17	–	Interest rate sensitivity
142	Note 18	–	Share-based payments
144	Note 19	–	Post-employment benefits
149	Note 20	–	Income taxes
151	Note 21	–	Earnings per share
151	Note 22	–	Commitments, guarantees and pledged assets
154	Note 23	–	Contingent liabilities and provision
157	Note 24	–	Concentration of credit risk
158	Note 25	–	Related-party transactions
159	Note 26	–	Investments in equity-accounted associates and joint ventures
160	Note 27	–	Significant subsidiaries
161	Note 28	–	Segmented and geographic information
163	Note 29	–	Financial instruments – disclosures
164	Note 30	–	Offsetting financial assets and liabilities
165	Note 31	–	Interest income and expense
166	Note 32	–	Future accounting policy changes

CIBC 2015 ANNUAL REPORT	91

Consolidated financial statements

Financial reporting responsibility

The management of Canadian Imperial Bank of Commerce (CIBC) is responsible for the preparation of the Annual Report, which includes the consolidated financial statements and management’s discussion and analysis (MD&A), and for the timeliness and reliability of the information disclosed. The consolidated financial statements have been prepared in accordance with Section 308(4) of the Bank Act (Canada), which requires that the financial statements are to be prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The MD&A has been prepared in accordance with the requirements of applicable securities laws.

The consolidated financial statements and MD&A, of necessity, contain items that reflect the best estimates and judgments of the expected effects of current events and transactions with appropriate consideration to materiality. All financial information appearing throughout the Annual Report is consistent with the consolidated financial statements.

Management has developed and maintains effective systems, controls and procedures to ensure that information used internally and disclosed externally is reliable and timely. During the past year, we have continued to improve, document and test the design and operating effectiveness of internal control over financial reporting. The results of our work have been subjected to audit by the shareholders’ auditors. Management has assessed the effectiveness of CIBC’s internal control over financial reporting as at year end using the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based upon this assessment, we have determined that internal control over financial reporting is effective in all material respects and CIBC is in compliance with the requirements set by the U.S. Securities and Exchange Commission (SEC) under the U.S. Sarbanes-Oxley Act (SOX).

CIBC’s Chief Executive Officer and Chief Financial Officer have certified CIBC’s annual filings with the SEC under SOX and with the Canadian Securities Administrators under Canadian securities laws.

The Internal Audit department reviews and reports on the effectiveness of CIBC’s internal control, risk management and governance systems and processes, including accounting and financial controls, in accordance with the audit plan approved by the Audit Committee. Our Chief Auditor has unrestricted access to the Audit Committee.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which is composed of directors who are not officers or employees of CIBC. The Audit Committee reviews CIBC’s interim and annual consolidated financial statements and MD&A and recommends them for approval by the Board of Directors. Other key responsibilities of the Audit Committee include monitoring CIBC’s system of internal control, monitoring its compliance with legal and regulatory requirements, and reviewing the qualifications, independence and performance of the shareholders’ auditors and internal auditors.

Ernst & Young LLP, the external auditors, obtain an understanding of CIBC’s internal controls and procedures for financial reporting to plan and conduct such tests and other audit procedures as they consider necessary in the circumstances to express their opinions in the reports that follow. Ernst & Young LLP has unrestricted access to the Audit Committee to discuss their audit and related matters.

The Office of the Superintendent of Financial Institutions (OSFI) Canada is mandated to protect the rights and interest of depositors and creditors of CIBC. Accordingly, OSFI examines and enquires into the business and affairs of CIBC, as deemed necessary, to ensure that the provisions of the Bank Act (Canada) are being complied with and that CIBC is in sound financial condition.

Victor G. Dodig	Kevin Glass
President and Chief Executive Officer	Chief Financial Officer	December 2, 2015

92	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Independent auditors’ report of registered public accounting firm to shareholders

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Canadian Imperial Bank of Commerce (CIBC), which comprise the consolidated balance sheet as at October 31, 2015 and 2014 and the consolidated statement of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2015, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of CIBC as at October 31, 2015 and 2014, and its financial performance and its cash flows for each of the years in the three-year period ended October 31, 2015, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CIBC’s internal control over financial reporting as of October 31, 2015, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated December 2, 2015 expressed an unqualified opinion on CIBC’s internal control over financial reporting.

Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

December 2, 2015

CIBC 2015 ANNUAL REPORT	93

Consolidated financial statements

Independent auditors’ report of registered public accounting firm to shareholders

Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)

We have audited Canadian Imperial Bank of Commerce’s (CIBC) internal control over financial reporting as of October 31, 2015, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). CIBC’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s annual report on internal control over financial reporting contained in the accompanying management’s discussion and analysis. Our responsibility is to express an opinion on CIBC’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, CIBC maintained, in all material respects, effective internal control over financial reporting as of October 31, 2015, based on the COSO criteria.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of CIBC as at October 31, 2015 and 2014, and the consolidated statement of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2015 of CIBC and our report dated December 2, 2015 expressed an unqualified opinion thereon.

Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

December 2, 2015

94	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Consolidated balance sheet

$ millions, as at October 31	2015	2014
ASSETS
Cash and non-interest-bearing deposits with banks	$3,053	$2,694
Interest-bearing deposits with banks	15,584	10,853
Securities (Note 4)
Trading	46,181	47,061
Available-for-sale (AFS)	28,534	12,228
Designated at fair value (FVO)	267	253
	74,982	59,542
Cash collateral on securities borrowed	3,245	3,389
Securities purchased under resale agreements	30,089	33,407
Loans (Note 5)
Residential mortgages	169,258	157,526
Personal	36,517	35,458
Credit card	11,804	11,629
Business and government	65,276	56,075
Allowance for credit losses	(1,670)	(1,660)
	281,185	259,028
Other
Derivative instruments (Note 12)	26,342	20,680
Customers’ liability under acceptances	9,796	9,212
Land, buildings and equipment (Note 7)	1,897	1,797
Goodwill (Note 8)	1,526	1,450
Software and other intangible assets (Note 8)	1,197	967
Investments in equity-accounted associates and joint ventures (Note 26)	1,847	1,923
Deferred tax assets (Note 20)	507	506
Other assets (Note 9)	12,059	9,455
	55,171	45,990
	$463,309	$414,903
LIABILITIES AND EQUITY
Deposits (Note 10)
Personal	$137,378	$130,085
Business and government	178,850	148,793
Bank	10,785	7,732
Secured borrowings	39,644	38,783
	366,657	325,393
Obligations related to securities sold short	9,806	12,999
Cash collateral on securities lent	1,429	903
Obligations related to securities sold under repurchase agreements	8,914	9,862
Other
Derivative instruments (Note 12)	29,057	21,841
Acceptances	9,796	9,212
Deferred tax liabilities (Note 20)	28	29
Other liabilities (Note 11)	12,195	10,903
	51,076	41,985
Subordinated indebtedness (Note 14)	3,874	4,978
Equity
Preferred shares (Note 15)	1,000	1,031
Common shares (Note 15)	7,813	7,782
Contributed surplus	76	75
Retained earnings	11,433	9,626
Accumulated other comprehensive income (AOCI)	1,038	105
Total shareholders’ equity	21,360	18,619
Non-controlling interests	193	164
Total equity	21,553	18,783
	$463,309	$414,903

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

Victor G. Dodig President and Chief Executive Officer	Jane L. Peverett Director

CIBC 2015 ANNUAL REPORT	95

Consolidated financial statements

Consolidated statement of income

$ millions, except as noted, for the year ended October 31	2015	2014 (1)	2013 (1)
Interest income
Loans	$9,573	$9,504	$9,795
Securities	1,524	1,628	1,631
Securities borrowed or purchased under resale agreements	310	320	347
Deposits with banks	76	25	38
	11,483	11,477	11,811
Interest expense
Deposits	2,990	3,337	3,679
Securities sold short	230	327	334
Securities lent or sold under repurchase agreements	110	127	102
Subordinated indebtedness	181	178	193
Other	57	49	50
	3,568	4,018	4,358
Net interest income	7,915	7,459	7,453
Non-interest income
Underwriting and advisory fees	427	444	389
Deposit and payment fees	830	848	824
Credit fees	533	478	462
Card fees	449	414	535
Investment management and custodial fees	814	677	474
Mutual fund fees	1,457	1,236	1,014
Insurance fees, net of claims	361	356	345
Commissions on securities transactions	385	408	412
Trading income (loss)	(139)	(176)	27
AFS securities gains, net (Note 4)	138	201	212
FVO gains (losses), net	(3)	(15)	5
Foreign exchange other than trading	92	43	44
Income from equity-accounted associates and joint ventures (Note 26)	177	226	140
Other	420	764	369
	5,941	5,904	5,252
Total revenue	13,856	13,363	12,705
Provision for credit losses (Note 5)	771	937	1,121
Non-interest expenses
Employee compensation and benefits	5,099	4,636	4,324
Occupancy costs	782	736	700
Computer, software and office equipment	1,292	1,200	1,052
Communications	326	312	307
Advertising and business development	281	285	236
Professional fees	230	201	179
Business and capital taxes	68	59	62
Other	783	1,083	748
	8,861	8,512	7,608
Income before income taxes	4,224	3,914	3,976
Income taxes (Note 20)	634	699	626
Net income	$3,590	$3,215	$3,350
Net income (loss) attributable to non-controlling interests	$14	$(3)	$(2)
Preferred shareholders	$45	$87	$99
Common shareholders	3,531	3,131	3,253
Net income attributable to equity shareholders	$3,576	$3,218	$3,352
Earnings per share (in dollars) (Note 21)
Basic	$8.89	$7.87	$8.11
Diluted	8.87	7.86	8.11
Dividends per common share (in dollars) (Note 15)	4.30	3.94	3.80

(1)	Certain information has been reclassified to conform to the presentation adopted in the current year.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

96	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Consolidated statement of comprehensive income

$ millions, for the year ended October 31	2015	2014	2013
Net income	$3,590	$3,215	$3,350
Other comprehensive income (OCI), net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$1,445	$694	$369
Net (gains) losses on investments in foreign operations reclassified to net income	(21)	–	–
Net gains (losses) on hedges of investments in foreign operations	(720)	(425)	(237)
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	18	–	–
	722	269	132
Net change in AFS securities
Net gains (losses) on AFS securities	(67)	152	57
Net (gains) losses on AFS securities reclassified to net income	(97)	(146)	(155)
	(164)	6	(98)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(7)	94	62
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	3	(81)	(51)
	(4)	13	11
OCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	374	(143)	280
Net fair value change of FVO liabilities attributable to changes in credit risk	5	–	–
Total OCI (1)	933	145	325
Comprehensive income	$4,523	$3,360	$3,675
Comprehensive income (loss) attributable to non-controlling interests	$14	$(3)	$(2)
Preferred shareholders	$45	$87	$99
Common shareholders	4,464	3,276	3,578
Comprehensive income attributable to equity shareholders	$4,509	$3,363	$3,677

(1)	Includes $5 million of losses for 2015 (2014: $16 million of gains; 2013: $10 million of losses) relating to our investments in equity-accounted associates and joint ventures.

$ millions, for the year ended October 31	2015	2014	2013
Income tax (expense) benefit
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(118)	$(52)	$(26)
Net (gains) losses on investments in foreign operations reclassified to net income	3	–	–
Net gains (losses) on hedges of investments in foreign operations	91	67	44
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	(6)	–	–
	(30)	15	18
Net change in AFS securities
Net gains (losses) on AFS securities	42	(71)	(51)
Net (gains) losses on AFS securities reclassified to net income	48	59	57
	90	(12)	6
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	2	(34)	(22)
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	(2)	29	18
	–	(5)	(4)
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(129)	54	(101)
Net fair value change of FVO liabilities attributable to changes in credit risk	(1)	–	–
	$(70)	$52	$(81)

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

CIBC 2015 ANNUAL REPORT	97

Consolidated financial statements

Consolidated statement of changes in equity

$ millions, for the year ended October 31	2015	2014	2013
Preferred shares (Note 15)
Balance at beginning of year	$1,031	$1,706	$1,706
Issue of preferred shares	600	400	–
Redemption of preferred shares	(631)	(1,075)	–
Balance at end of year	$1,000	$1,031	$1,706
Common shares (Note 15)
Balance at beginning of year	$7,782	$7,753	$7,769
Issue of common shares	30	96	114
Purchase of common shares for cancellation	(2)	(65)	(130)
Treasury shares	3	(2)	–
Balance at end of year	$7,813	$7,782	$7,753
Contributed surplus
Balance at beginning of year	$75	$82	$85
Stock option expense	5	7	5
Stock options exercised	(4)	(14)	(9)
Other	–	–	1
Balance at end of year	$76	$75	$82
Retained earnings
Balance at beginning of year	$9,626	$8,318	$7,009 (1)
Net income attributable to equity shareholders	3,576	3,218	3,352
Dividends (Note 15)
Preferred	(45)	(87)	(99)
Common	(1,708)	(1,567)	(1,523)
Premium on purchase of common shares for cancellation	(9)	(250)	(422)
Other	(7)	(6)	1
Balance at end of year	$11,433	$9,626	$8,318
AOCI, net of income tax
AOCI, net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of year	$313	$44	$(88)
Net change in foreign currency translation adjustments	722	269	132
Balance at end of year	$1,035	$313	$44
Net gains (losses) on AFS securities
Balance at beginning of year	$258	$252	$350
Net change in AFS securities	(164)	6	(98)
Balance at end of year (2)	$94	$258	$252
Net gains (losses) on cash flow hedges
Balance at beginning of year	$26	$13	$2
Net change in cash flow hedges	(4)	13	11
Balance at end of year	$22	$26	$13
AOCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of year	$(492)	$(349)	$(629)
Net change in post-employment defined benefit plans	374	(143)	280
Balance at end of year	$(118)	$(492)	$(349)
Net fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of year	$–	$–	$–
Net change attributable to changes in credit risk	5	–	–
Balance at end of year	$5	$–	$–
Total AOCI, net of income tax	$1,038	$105	$(40)
Non-controlling interests
Balance at beginning of year	$164	$175	$170
Net income (loss) attributable to non-controlling interests	14	(3)	(2)
Dividends	(5)	(4)	(4)
Other	20	(4)	11
Balance at end of year	$193	$164	$175
Equity at end of year	$21,553	$18,783	$17,994

(1)	Includes $7 million increase in retained earnings related to the adoption of IFRS 10 “Consolidated Financial Statements”.
(2)	Includes $71 million (2014: $20 million; 2013: $64 million) of cumulative loss related to AFS securities measured at fair value.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

98	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Consolidated statement of cash flows

$ millions, for the year ended October 31	2015	2014	2013
Cash flows provided by (used in) operating activities
Net income	$3,590	$3,215	$3,350
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	771	937	1,121
Amortization and impairment (1)	435	813	354
Stock option expense	5	7	5
Deferred income taxes	(61)	57	49
AFS securities gains, net	(138)	(201)	(212)
Net losses (gains) on disposal of land, buildings and equipment	(2)	1	(2)
Other non-cash items, net	(257)	(637)	(338)
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	(4,731)	(6,685)	(2,054)
Loans, net of repayments	(22,610)	(16,529)	(5,887)
Deposits, net of withdrawals	40,510	10,213	13,460
Obligations related to securities sold short	(3,193)	(328)	292
Accrued interest receivable	(112)	79	44
Accrued interest payable	(77)	(32)	(147)
Derivative assets	(5,655)	(688)	6,917
Derivative liabilities	7,204	2,032	(7,241)
Trading securities	880	(2,991)	(3,730)
FVO securities	(14)	34	17
Other FVO assets and liabilities	327	(14)	349
Current income taxes	140	(27)	(532)
Cash collateral on securities lent	526	(1,196)	506
Obligations related to securities sold under repurchase agreements	(948)	4,975	(1,744)
Cash collateral on securities borrowed	144	28	(106)
Securities purchased under resale agreements	3,318	(8,096)	(186)
Other, net	(569)	(1,538)	901
	19,483	(16,571)	5,186
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	–	1,000	–
Redemption/repurchase/maturity of subordinated indebtedness	(1,130)	(264)	(561)
Issue of preferred shares	600	400	–
Redemption of preferred shares	(631)	(1,075)	–
Issue of common shares for cash	26	82	105
Purchase of common shares for cancellation	(11)	(315)	(552)
Net proceeds from treasury shares	3	(2)	–
Dividends paid	(1,753)	(1,654)	(1,622)
Share issuance costs	(7)	(5)	–
	(2,903)	(1,833)	(2,630)
Cash flows provided by (used in) investing activities
Purchase of AFS securities	(41,145)	(27,974)	(27,451)
Proceeds from sale of AFS securities	9,264	29,014	14,094
Proceeds from maturity of AFS securities	15,451	14,578	10,550
Net cash used in acquisitions	–	(190)	–
Net cash provided by dispositions	185	3,611	49
Net purchase of land, buildings and equipment	(256)	(251)	(248)
	(16,501)	18,788	(3,006)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	280	99	48
Net increase (decrease) in cash and non-interest-bearing deposits with banks during year	359	483	(402)
Cash and non-interest-bearing deposits with banks at beginning of year	2,694	2,211	2,613
Cash and non-interest-bearing deposits with banks at end of year (2)	$3,053	$2,694	$2,211
Cash interest paid	$3,646	$4,050	$4,505
Cash income taxes paid	555	669	1,109
Cash interest and dividends received	11,371	11,556	11,856

(1)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets. In addition, 2014 includes the goodwill impairment charge.
(2)	Includes restricted balance of $406 million (2014: $324 million; 2013: $264 million).

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

CIBC 2015 ANNUAL REPORT	99

Consolidated financial statements

Notes to the consolidated financial statements

Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the Bank Act (Canada). CIBC was formed through the amalgamation of the Canadian Bank of Commerce and Imperial Bank of Canada in 1961. Through our three main business units – Retail and Business Banking, Wealth Management and Capital Markets – CIBC provides a full range of financial services and products to 11 million individual, small business, commercial, corporate and institutional clients in Canada and around the world. Refer to Note 28 for further details on our business units. CIBC is incorporated and domiciled in Canada with our registered and principal business offices located at Commerce Court, Toronto, Ontario.

Note 1	Basis of preparation and summary of significant accounting policies

Basis of preparation

The consolidated financial statements of CIBC have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These consolidated financial statements also comply with Section 308(4) of the Bank Act (Canada) and the requirements of the Office of the Superintendent of Financial Institutions (OSFI).

CIBC has consistently applied the same accounting policies throughout all periods presented, unless otherwise indicated.

These consolidated financial statements are presented in millions of Canadian dollars, unless otherwise indicated.

These consolidated financial statements were authorized for issue by the Board of Directors (the Board) on December 2, 2015.

In 2015, we reclassified certain amounts relating to our insurance business within Retail and Business Banking from non-interest expenses to non-interest income. There was no impact on consolidated net income due to this reclassification.

Summary of significant accounting policies

The following paragraphs describe our significant accounting policies.

Use of estimates and assumptions

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the recognized and measured amounts of assets, liabilities, net income, comprehensive income and related disclosures. Significant estimates and assumptions are made in the areas of the valuation of financial instruments, impairment of AFS securities, allowance for credit losses, the evaluation of whether to consolidate structured entities (SEs), asset impairment, income taxes, provisions and contingent liabilities and post-employment and other long-term benefit plan assumptions. Actual results could differ from these estimates and assumptions.

Basis of consolidation

We consolidate entities over which we have control. We have control over another entity when we have: (i) power to direct relevant activities of the entity, (ii) exposure, or rights, to variable returns from our involvement with the entity, and (iii) the ability to affect those returns through our power over the entity.

Subsidiaries

Subsidiaries are entities over which CIBC has control. Generally, CIBC has power over its subsidiaries through a shareholding of more than 50% of the voting rights in its subsidiaries, and has significant exposure to the subsidiaries based on its ownership interests of more than 50%. The effects of potential voting rights that CIBC has the practical ability to exercise are considered when assessing whether control exists. Subsidiaries are fully consolidated from the date control is obtained by CIBC, and are deconsolidated from the date control is lost. Consistent accounting policies are applied throughout CIBC for the purposes of consolidation. Details of our significant subsidiaries are provided in Note 27.

Structured entities

A SE is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the significant relevant activities are directed by contractual arrangements. SEs often have some or all of the following features or attributes: (i) restricted activities; (ii) a narrow and well-defined objective, such as to securitize our own financial assets or third-party financial assets to provide sources of funding or to provide investment opportunities for investors by passing on risks and rewards associated with the assets of the SE to investors; (iii) insufficient equity to permit the SE to finance its activities without subordinated financial support; or (iv) financing in the form of multiple contractually linked instruments to investors that create concentrations of credit or other risks. Examples of SEs include securitization vehicles, asset-backed financings, and investment funds.

When voting rights are not relevant in deciding whether CIBC has power over an entity, particularly for complex SEs, the assessment of control considers all facts and circumstances, including the purpose and design of the investee, its relationship with other parties and each party’s ability to make decisions over significant activities, and whether CIBC is acting as a principal or as an agent.

Consolidation conclusions are reassessed whenever there is a change in the specific facts and circumstances relevant to one or more of the three elements of control. Factors that trigger the reassessment include, but are not limited to, significant changes in ownership structure of the entities, changes in contractual or governance arrangements, provision of a liquidity facility beyond the original terms, transactions with the entities that were not contemplated originally and changes in the financing structure of the entities.

Transactions eliminated on consolidation

All intercompany transactions, balances and unrealized gains and losses on transactions are eliminated on consolidation.

Non-controlling interests

Non-controlling interests are presented on the consolidated balance sheet as a separate component of equity that is distinct from CIBC’s shareholders’ equity. The net income attributable to non-controlling interests is presented separately in the consolidated statement of income.

100	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Associates and joint ventures

We classify investments in entities over which we have significant influence, and that are neither subsidiaries nor joint ventures, as associates. Significant influence is presumed to exist where we hold, either directly or indirectly, between 20% and 50% of the voting rights of an entity, or, in the case of a limited partnership (LP), where CIBC is a co-general partner. Significant influence also may exist where we hold less than 20% of the voting rights of an entity, for example if we have influence over the policy-making processes through representation on the entity’s Board of Directors, or by other means. Where we are a party to a contractual arrangement whereby together with one or more parties, we undertake an economic activity that is subject to joint control, we classify our interest in the venture as a joint venture.

Investments in associates and interests in joint ventures are accounted for using the equity method. Under the equity method, such investments are initially measured at cost, including attributable goodwill and intangible assets, and are adjusted thereafter for the post-acquisition change in our share of the net assets of the investment.

For purposes of applying the equity method for an investment that has a different reporting period from that of CIBC, adjustments are made for the effects of any significant events or transactions that occur between the reporting date of the investment and CIBC’s reporting date.

Foreign currency translation

Monetary assets and liabilities and non-monetary assets and liabilities measured at fair value that are denominated in foreign currencies are translated into the functional currencies of operations at prevailing exchange rates at the date of the consolidated balance sheet. Revenue and expenses are translated using average monthly exchange rates. Realized and unrealized gains and losses arising from translation into functional currencies are included in the consolidated statement of income, with the exception of unrealized foreign exchange gains and losses on AFS equity securities which are included in AOCI.

Assets and liabilities of foreign operations with a functional currency other than the Canadian dollar, including goodwill and fair value adjustments arising on acquisition, are translated into Canadian dollars at the exchange rates prevailing as at the consolidated balance sheet date, while revenue and expenses of these foreign operations are translated into Canadian dollars at the average monthly exchange rates. Exchange gains and losses arising from the translation of these foreign operations and from the results of hedging the net investment in these foreign operations, net of applicable taxes, are included in Net foreign currency translation adjustments, which is included in AOCI.

Any accumulated exchange gains and losses, including the impact of hedging, and any applicable taxes in AOCI are reclassified into the consolidated statement of income when there is a disposal of a foreign operation. On partial disposal of a foreign operation, the proportionate share of the accumulated exchange gains and losses, including the impact of hedging, and any applicable taxes previously recognized in AOCI are reclassified into the consolidated statement of income.

Classification and measurement of financial assets and liabilities

CIBC recognizes financial instruments on its consolidated balance sheet when it becomes a party to the contractual provisions of the instrument.

All financial assets must be classified at initial recognition as trading, AFS, designated at fair value (fair value option – FVO), held-to-maturity (HTM), or loans and receivables, based on the purpose for which the instrument was acquired and its characteristics. All financial assets and derivatives are required to be measured at fair value with the exception of loans and receivables, debt securities classified as HTM, and AFS equity instruments whose fair value cannot be reliably measured. Reclassification of non-derivative financial assets from trading to AFS or HTM is allowed when they are no longer held for trading and only in rare circumstances. In addition, reclassification of non-derivative financial assets from trading to loans and receivables is allowed when they are no longer held for trading and if they meet the definition of loans and receivables and we have the intention and ability to hold the financial assets for the foreseeable future or until maturity.

Financial liabilities, other than derivatives, obligations related to securities sold short and FVO liabilities, are measured at amortized cost. Derivatives, obligations related to securities sold short and FVO liabilities are measured at fair value. Interest expense is recognized on an accrual basis using the effective interest rate method.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that do not have a quoted market price in an active market and that we do not intend to sell immediately or in the near term at the time of inception. Loans and receivables are recognized initially at fair value, which represents the cash advanced to the borrower plus direct and incremental transaction costs. Subsequently, they are measured at amortized cost, using the effective interest rate method, net of an allowance for credit losses. Interest income is recognized on an accrual basis using the effective interest rate method. Certain loans and receivables may be designated at fair value (see below).

Trading financial instruments

Trading financial instruments are assets and liabilities held for trading activities or that are part of a managed portfolio with a pattern of short-term profit taking. These are measured initially at fair value. Loans and receivables that we intend to sell immediately or in the near term are classified as trading financial instruments.

Trading financial instruments are remeasured at fair value as at the consolidated balance sheet date. Gains and losses realized on disposition and unrealized gains and losses from changes in fair value are included in Non-interest income as Trading income (loss), except to the extent they are economically hedging an FVO asset or liability, in which case the gains and losses are included in FVO gains (losses), net. Dividends and interest income earned on trading securities and dividends and interest expense incurred on securities sold short are included in Interest income and Interest expense, respectively.

AFS financial assets

AFS financial assets are those non-derivative financial assets that are not classified as trading, FVO or loans and receivables, and are measured initially at fair value, plus direct and incremental transaction costs. Only equity instruments whose fair value cannot be reliably measured are measured at cost. We have determined that all of our equity securities have reliable fair values. As a result, all AFS financial assets are re-measured at fair value through OCI subsequent to initial recognition, except that, foreign exchange gains or losses on AFS debt instruments are recognized in the consolidated statement of income. Unrealized foreign exchange gains or losses on AFS equity securities, along with all other fair value changes, are recognized in OCI until the investment is sold or impaired, whereupon the cumulative gains and losses previously recognized in OCI are transferred from AOCI to the consolidated statement of income. Realized gains and losses on sale, determined on an average cost basis, and write-downs to reflect impairment, are included in AFS securities gains (losses), net. Dividends and interest income from AFS financial assets are included in Interest income.

Designated at fair value financial instruments

FVO financial instruments are those that we designate on initial recognition as instruments that we will measure at fair value through the consolidated statement of income. This designation, once made, is irrevocable. In addition to the requirement that reliable fair values are available, there are restrictions

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imposed by IFRS and by OSFI on the use of this designation. The criteria for applying the FVO at inception is met when: (i) the application of the FVO eliminates or significantly reduces the measurement inconsistency that otherwise would arise from measuring assets or liabilities on a different basis, or (ii) the financial instruments are part of a portfolio which is managed on a fair value basis, in accordance with our investment strategy, and are reported internally on that basis. FVO may also be applied to financial instruments that have one or more embedded derivatives that would otherwise require bifurcation as they significantly modify the cash flows of the contract.

Gains and losses realized on dispositions and unrealized gains and losses from changes in fair value of FVO financial instruments, and gains and losses arising from changes in fair value of derivatives, trading securities and obligations related to securities sold short that are managed as economic hedges of the FVO financial instruments, are included in FVO gains (losses), net. Dividends and interest earned and interest expense incurred on FVO assets and liabilities are included in Interest income and Interest expense, respectively. Changes in the fair value of FVO liabilities that are attributable to changes in own credit risk are recognized in OCI.

Determination of fair value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability between market participants in an orderly transaction in the principal market at the measurement date under current market conditions (i.e., the exit price). Fair value measurements are categorized into three levels within a fair value hierarchy (Level 1, 2 or 3) based upon the market observability of the valuation inputs used in measuring the fair value. See Note 2 for more details about fair value measurement subsequent to initial recognition by type of financial instrument.

Transaction costs

Transaction costs relating to trading and FVO financial instruments are expensed as incurred. Transaction costs for all other financial instruments are generally capitalized. For debt instruments, transaction costs are amortized over the expected life of the instrument using the effective interest rate method. For equity instruments, transaction costs are included in the carrying value.

Date of recognition of securities

We account for all securities on the consolidated balance sheet using settlement date accounting.

Effective interest rate

Interest income and expense for all financial instruments measured at amortized cost and for AFS debt securities is recognized in Interest income and Interest expense using the effective interest rate method. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument to the net carrying value of the financial asset or liability upon initial recognition. When calculating the effective interest rate, we estimate future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

Fees relating to loan origination, including commitment, restructuring and renegotiation fees, are considered an integral part of the yield earned on the loan and are accounted for using the effective interest rate method. Fees received for commitments that are not expected to result in a loan are included in Non-interest income over the commitment period. Loan syndication fees are included in Non-interest income on completion of the syndication arrangement, provided that the yield on the portion of the loan we retain is at least equal to the average yield earned by the other lenders involved in the financing; otherwise, an appropriate portion of the fee is deferred as unearned income and amortized to interest income using the effective interest rate method.

Securities purchased under resale agreements and obligations related to securities sold under repurchase agreements

Securities purchased under resale agreements are treated as collateralized lending transactions and are measured at amortized cost as they represent the purchase of securities affected with a simultaneous agreement to sell them back at a future date at a fixed price, which is generally near term. Interest income is accrued using the effective interest rate method and is included in Interest income – Securities borrowed or purchased under resale agreements in the consolidated statement of income.

Similarly, securities sold under agreements to repurchase are treated as collateralized borrowing transactions with interest expense accrued using the effective interest rate method and are included in Interest expense – Securities lent or sold under repurchase agreements in the consolidated statement of income.

Cash collateral on securities borrowed and securities lent

The right to receive back cash collateral paid and the obligation to return cash collateral received on borrowing and lending of securities, which is generally near term, is recognized as cash collateral on securities borrowed and securities lent, respectively. Interest income on cash collateral paid and interest expense on cash collateral received is included in Interest income – Securities borrowed or purchased under resale agreements and Interest expense – Securities lent or sold under repurchase agreements, respectively. For securities borrowing and lending transactions where securities are pledged or received as collateral, securities pledged by CIBC remain on the consolidated balance sheet and securities received by CIBC are not recognized on the consolidated balance sheet. Security borrowing fees and security lending income are included in Non-interest income in the consolidated statement of income.

Impairment of financial assets

Impaired loans and interest income on impaired loans

We classify a loan as impaired when, in our opinion, there is objective evidence of impairment as a result of one or more loss events that have occurred after initial recognition of the loans with a negative impact on the estimated future cash flows of a loan or a portfolio of loans.

Objective evidence of impairment includes indications that the borrower is experiencing significant financial difficulties, or a default or delinquency has occurred. Generally, loans on which repayment of principal or payment of interest is contractually 90 days in arrears are automatically considered impaired unless they are fully secured and in the process of collection. Notwithstanding management’s assessment of collectability, such loans are considered impaired if payments are 180 days in arrears. Exceptions are as follows:

•

Credit card loans are not classified as impaired and are fully written off at the earlier of the notice of bankruptcy, settlement proposal, enlistment of credit counselling services, or when payments are contractually 180 days in arrears.

•	Loans guaranteed or insured by a Canadian government (federal or provincial) or a Canadian government agency are classified as impaired only when payments are contractually 365 days in arrears.

In certain circumstances, we may modify a loan for economic or legal reasons related to a borrower’s financial difficulties. Once a loan is modified, if management still does not expect full collection of payments under the modified loan terms, the loan is classified as impaired. An impaired loan is measured at its estimated realizable value determined by discounting the expected future cash flows at the loan’s original effective interest rate. When a

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loan or a group of loans has been classified as impaired, interest income is recognized thereafter using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. For credit card loans, interest is accrued only to the extent that there is an expectation of receipt.

A loan is no longer considered impaired when all past due amounts, including interest, have been recovered, and it is determined that the principal and interest are fully collectable in accordance with the original contractual terms or revised market terms of the loan with all criteria for the impaired classification having been remedied. Once a loan is modified and management expects full collection of payments under the modified loan terms, the loan is not considered impaired. No portion of cash received on an impaired loan is recognized in the consolidated statement of income until the loan is returned to unimpaired status.

Loans are written off, either partially or in full, against the related allowance for credit losses when we judge that there is no realistic prospect of future recovery in respect of amounts written off. When loans are secured, this is generally after all collateral has been realized or transferred to CIBC, or in certain circumstances, when the net realizable value of any collateral and other available information suggests that there is no reasonable expectation of further recovery. In subsequent periods, any recoveries of amounts previously written off are credited to the provision for credit losses.

Allowance for credit losses

Allowance for credit losses consists of individual and collective components:

Individual allowance

We conduct ongoing credit assessments of the majority of the business and government loan portfolios on an account-by-account basis at each reporting date and we establish an allowance for credit losses when there is objective evidence that a loan is impaired.

Collective allowance

Loans are grouped in portfolios of similar credit risk characteristics and impairment is assessed on a collective basis in two circumstances:

(i)	Incurred but not yet identified credit losses – for groups of individually assessed loans for which no objective evidence of impairment has been identified on an individual basis:
•

A collective allowance is provided for losses which we estimate are inherent in the business and government portfolio as at the reporting date, but which have not yet been specifically identified from an individual assessment of the loan.

•

The collective allowance is established with reference to expected loss rates associated with different credit portfolios at different risk levels and the estimated time period for losses that are present but yet to be specifically identified. We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current and ongoing economic and portfolio trends, and evidence of credit quality improvements or deterioration. The period between a loss occurring and its identification is estimated by management for each identified portfolio. The parameters that affect the collective allowance calculation are updated regularly, based on our experience and that of the market in general.

•

Expected loss rates are based on the risk rating of each credit facility and on the probability of default (PD) factors, as well as estimates of loss given default (LGD) associated with each risk rating. The PD factors reflect our historical loss experience and are supplemented by data derived from defaults in the public debt markets. Historical loss experience is adjusted based on current observable data to reflect the effects of current conditions. LGD estimates are based on our experience over past years.

(ii)	For groups of loans where each loan is not considered to be individually significant:
•

Residential mortgages, credit card loans, personal loans, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which collective allowances are established by reference to historical ratios of write-offs to current accounts and balances in arrears.

•

For residential mortgages, personal loans and certain small business loans, this historical loss experience enables CIBC to determine appropriate PD and LGD parameters, which are used in the calculation of the collective allowance. For credit card loans, the historical loss experience enables CIBC to calculate roll-rate models in order to determine an allowance amount driven by flows to write-off.

•

We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current and ongoing economic and portfolio trends, and evidence of credit quality improvements or deterioration. The parameters that affect the collective allowance calculation are updated regularly, based on our experience and that of the market in general.

Individual and collective allowances are provided for off-balance sheet credit exposures that are not measured at fair value. These allowances are included in Other liabilities.

AFS debt instruments

An AFS debt instrument is identified as impaired when there is objective observable evidence about our inability to collect the contractual principal or interest.

Impairment is recognized in the consolidated statement of income to reduce the carrying value to its current fair value. Impairment losses previously recognized in the consolidated statement of income are reversed in the consolidated statement of income if the fair value subsequently increases and the increase can be objectively determined to relate to an event occurring after the impairment loss was recognized.

AFS equity instruments

Objective evidence of impairment for an investment in an AFS equity instrument exists if there has been a significant or prolonged decline in the fair value of the investment below its cost, or if there is information about significant adverse changes in the technological, market, economic, or legal environment in which the issuer operates, or if the issuer is experiencing significant financial difficulty.

Impairment is recognized in the consolidated statement of income by reducing the carrying value to its current fair value. Impairment losses previously recognized in the consolidated statement of income cannot be subsequently reversed. Further decreases in fair value subsequent to the recognition of an impairment loss are recognized in the consolidated statement of income, and subsequent increases in fair value are recognized in OCI.

Derivatives

We use derivative instruments for both asset/liability management (ALM) and trading purposes. The derivatives used for ALM purposes allow us to manage financial risks, such as movements in interest and foreign exchange rates, while our derivative trading activities are primarily driven by client trading activities. We may also take proprietary trading positions with the objective of earning income.

All derivative instruments are recognized initially, and are measured subsequently, at fair value and are reported as assets where they have a positive fair value and as liabilities where they have a negative fair value, in both cases as derivative instruments. Any realized and unrealized gains or losses on

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derivatives used for trading purposes are recognized immediately in Trading income (loss). The accounting for derivatives used for ALM purposes depends on whether they qualify for hedge accounting as discussed below.

Fair values of exchange traded derivatives are based on quoted market prices. Fair values of over-the-counter (OTC) derivatives, including OTC derivatives that are centrally cleared, are obtained using valuation techniques, including discounted cash flow models and option pricing models. See Note 12 for further information on the valuation of derivatives.

Derivatives used for ALM purposes that qualify for hedge accounting

We apply hedge accounting for derivatives held for ALM purposes that meet specified criteria. There are three types of hedges: fair value, cash flow and hedges of net investments in foreign operations (NIFOs). When hedge accounting is not applied, the change in the fair value of the derivative is recognized in the consolidated statement of income (see “Derivatives used for ALM purposes that are not designated for hedge accounting” below).

In order for derivatives to qualify for hedge accounting, the hedge relationship must be designated and formally documented at its inception in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”. The particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how hedge effectiveness is assessed, are documented. Hedge effectiveness requires a high correlation of changes in fair values or cash flows between the hedged and hedging items.

We assess the effectiveness of derivatives in hedging relationships, both at inception and on an ongoing basis. Ineffectiveness results to the extent that the change in the fair value of the hedging derivative differs from the change in the fair value of the hedged risk in the hedged item; or the cumulative change in the fair value of the hedging derivative exceeds the cumulative change in the fair value of expected future cash flows of the hedged item. The amount of ineffectiveness of hedging instruments is recognized immediately in the consolidated statement of income.

Fair value hedges

We designate fair value hedges primarily as part of interest rate risk management strategies that use derivatives to hedge changes in the fair value of financial instruments with fixed interest rates. Changes in fair value attributed to the hedged interest rate risk are accounted for as basis adjustments to the hedged financial instruments and are included in Net interest income. Changes in fair value from the hedging derivatives are also included in Net interest income. Any differences between the two represent hedge ineffectiveness that is included in Net interest income.

Similarly, for hedges of foreign exchange risk, changes in the fair value from the hedging derivatives and non-derivatives are included in Foreign exchange other than trading (FXOTT). Changes in the fair value of the hedged item from the hedged foreign exchange risk are accounted for as basis adjustments and are also included in FXOTT. Any difference between the two represents hedge ineffectiveness.

If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated and the basis adjustment applied to the hedged item is amortized over the remaining term of the hedged item. If the hedged item is derecognized, the unamortized basis adjustment is recognized immediately in the consolidated statement of income.

Cash flow hedges

We designate cash flow hedges as part of interest rate risk management strategies that use derivatives to mitigate our risk from variable cash flows by effectively converting certain variable-rate financial instruments to fixed-rate financial instruments, and as part of foreign exchange rate risk management strategies to hedge forecasted foreign currency denominated cash flows. We also designate cash flow hedges to hedge changes in CIBC’s share price in respect of certain cash-settled share-based payment awards.

The effective portion of the change in fair value of the derivative instrument is recognized in OCI until the variability in cash flows being hedged is recognized in the consolidated statement of income in future accounting periods, at which time an appropriate portion of the amount that was in AOCI is reclassified into the consolidated statement of income. The ineffective portion of the change in fair value of the hedging derivative is included in Net interest income, FXOTT, or Non-interest expenses immediately as it arises.

If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated. Upon termination of the hedge relationship, any remaining amount in AOCI remains therein until it is recognized in the consolidated statement of income when the variability in cash flows hedged or the hedged forecast transaction is ultimately recognized in the consolidated statement of income. When the forecasted transaction is no longer expected to occur, the related cumulative gain or loss in AOCI is recognized immediately in the consolidated statement of income.

Hedges of NIFOs with a functional currency other than the Canadian dollar

We may designate NIFO hedges to mitigate the foreign exchange risk on our net investments in foreign operations with a functional currency other than the Canadian dollar.

These hedges are accounted for in a similar manner to cash flow hedges. The change in fair value of the hedging instrument relating to the effective portion is recognized in OCI. The change in fair value of the hedging instrument attributable to the forward points and relating to the ineffective portion are recognized immediately in FXOTT. Gains and losses in AOCI are reclassified to the consolidated statement of income upon the disposal or partial disposal of the investment in the foreign operation, as explained in the “Foreign currency translation” policy above.

Derivatives used for ALM purposes that are not designated for hedge accounting

The change in fair value of the derivatives not designated as accounting hedges but used to economically hedge FVO assets or liabilities is included in FVO gains (losses), net. The change in fair value of other derivatives not designated as accounting hedges but used for other economic hedging purposes is included in FXOTT, Non-interest income – Other, or in the case of economic hedges of cash-settled share-based payment obligations, in compensation expense, as appropriate.

Embedded derivatives

All derivatives embedded in other financial instruments are accounted for as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument and the terms of the embedded derivative represent those of a freestanding derivative in situations where the combined instrument is not classified as trading or designated as FVO. These embedded derivatives, which are classified together with the host instrument on the consolidated balance sheet, are measured at fair value with changes therein included in Non-interest income – Other. The residual amount of the host instrument asset or liability is accreted to its maturity value through Interest income and Interest expense, respectively, using the effective interest rate method.

Gains at inception on derivatives embedded in financial instruments bifurcated for accounting purposes are not recognized at inception; instead they are recognized over the life of the residual host instrument. Where an embedded derivative is separable from the host instrument but the fair value, as at the acquisition or reporting date, cannot be reliably measured separately or is otherwise not bifurcated, the entire combined contract is measured at fair value.

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Securitizations and derecognition of financial assets

Securitization of our own assets provides us with an additional source of liquidity. As we generally retain substantially all of the risks and rewards of the transferred assets, assets remain on the consolidated balance sheet and funding from these transactions is accounted for as Deposits – secured borrowing transactions.

Securitizations to non-consolidated SEs are accounted for as sales, with the related assets being derecognized, only where:

•	our contractual right to receive cash flows from the assets has expired;
•

we transfer our contractual rights to receive the cash flows of the financial asset, and have: (i) transferred substantially all the risks and rewards of ownership, or (ii) neither retained nor transferred substantially all the risks and rewards, but have not retained control; or

•	the transfer meets the criteria of a qualifying pass-through arrangement.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. If an existing financial liability is replaced by another liability from the same lender on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying values is recognized in the consolidated statement of income. The repurchase of a debt instrument is considered an extinguishment of that debt instrument even if we intend to resell the instrument in the near term.

Treasury shares

Where we repurchase our own equity instruments, these instruments are treated as treasury shares and are deducted from equity at their cost with any gain or loss recognized in Contributed surplus or Retained earnings as appropriate. No gain or loss is recognized in the consolidated statement of income on the purchase, sale, issue or cancellation of our own equity instruments. Any difference between the carrying value and the consideration, if reissued, is also included in Contributed surplus.

Mortgage commitments

Mortgage interest rate commitments are extended to our retail clients in contemplation of borrowing to finance the purchase of homes under mortgages to be funded by CIBC in the future. These commitments are usually for periods of up to 120 days and generally entitle the borrower to receive funding at the lower of the interest rate at the time of the commitment and the rate applicable at the funding date. We use financial instruments, such as interest rate derivatives, to economically hedge our exposure to an increase in interest rates. Based on our estimate of the commitments expected to be exercised, a financial liability would be recognized on our consolidated balance sheet, to which we apply the FVO. We also carry the associated economic hedges at fair value on the consolidated balance sheet. Changes in the fair value of the FVO commitment liability and the associated economic hedges are included in FVO gains (losses), net. In addition, since the fair value of the commitments is priced into the mortgage, their initial fair value is recognized over the life of the resulting mortgage.

The fair value of the mortgage commitment upon funding, if any, is recognized in the consolidated statement of income to offset the difference between the mortgage amount and its fair value.

Financial guarantees

Financial guarantees are financial contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts issued by CIBC that are not classified as insurance contracts are initially recognized as a liability at fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantees, which is generally the premium received or receivable on the date the guarantee was given. Subsequently, financial guarantee liabilities are measured at the higher of the initial fair value, less cumulative amortization, and the present value of any expected payment when a payment under the guarantee has become probable. A financial guarantee that qualifies as a derivative is remeasured at fair value as at each reporting date and reported as Derivative instruments in assets or liabilities, as appropriate.

Accumulated other comprehensive income

AOCI is included on the consolidated balance sheet as a separate component of total equity, net of income tax. It includes net unrealized gains and losses on AFS securities, the effective portion of gains and losses on derivative instruments designated within effective cash flow hedges, unrealized foreign currency translation gains and losses on foreign operations with a functional currency other than the Canadian dollar net of gains or losses on related hedges, and net gains (losses) on post-employment defined benefit plans.

Liabilities and equity

We classify financial instruments as a liability or equity based on the substance of the contractual arrangement. An instrument is classified as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities at potentially unfavourable terms. A contract is also classified as a liability if it is a non-derivative and could obligate us to deliver a variable number of our own shares or it is a derivative other than one that can be settled by the delivery of a fixed amount of cash or another financial asset for a fixed number of our own equity instruments. An instrument is classified as equity if it evidences a residual interest in our assets after deducting all liabilities. The components of a compound financial instrument are classified and accounted for separately as assets, liabilities, or equity as appropriate. Incremental costs directly attributable to the issuance of equity instruments are shown in equity, net of income tax.

Offsetting of financial assets and financial liabilities

Financial assets and financial liabilities are offset, and the amount presented net, when we have a legally enforceable right to set off the recognized amounts and intend to settle on a net basis or to realize the asset and settle the liability simultaneously.

Acceptances and customers’ liability under acceptances

Acceptances constitute a liability of CIBC on negotiable instruments issued to third parties by our customers. We earn a fee for guaranteeing and then making the payment to the third parties. The amounts owed to us by our customers in respect of these guaranteed amounts are reflected in assets as Customers’ liability under acceptances.

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Land, buildings and equipment

Land is recognized initially at cost and is subsequently measured at cost less any accumulated impairment losses. Buildings, furniture, equipment and leasehold improvements are recognized initially at cost and are subsequently measured at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation commences when the assets are available for use and is recognized on a straight-line basis to depreciate the cost of these assets to their estimated residual value over their estimated useful lives. The estimated useful lives are as follows:

•	Buildings – 40 years
•	Computer equipment – 3 to 7 years
•	Office furniture and other equipment – 4 to 15 years
•	Leasehold improvements – over the estimated useful life

Depreciation methods, useful lives and residual values are reviewed at each annual reporting date and are adjusted if appropriate.

Gains and losses on disposal are included in Non-interest income – Other.

We consider a portion of land and a building underlying a finance lease arrangement as investment property since we sub-lease this portion to third parties. Our investment property is recognized initially at cost and is subsequently measured at cost less accumulated depreciation and any accumulated impairment losses. Our investment property is depreciated on a straight-line basis over its estimated useful life, being the term of the lease.

Rental income is included in Non-interest income – Other.

Goodwill, software and other intangible assets

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets, liabilities and contingent liabilities acquired in business combinations. Identifiable intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights, and have fair values that can be reliably measured.

Goodwill is not amortized, but is subject to impairment review at least annually or more frequently if there is indication that the goodwill may be impaired. Refer to the “Impairment of non-financial assets” policy below.

Intangible assets represent software and customer relationships, core deposit intangibles, investment management contracts, and brand names recognized as part of past acquisitions. Intangible assets with definite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Each intangible asset is assessed for legal, regulatory, contractual, competitive or other factors to determine if the useful life is definite. Intangible assets with definite useful lives are amortized over their estimated useful lives, which are as follows:

•	Software – 5 to 10 years
•	Contract-based intangibles – 8 to 15 years
•	Core deposit intangibles and customer relationships – on a declining balance over the expected life of the relationship, ranging from 10% to 12% per annum

Intangible assets with indefinite useful lives are measured at cost less any accumulated impairment losses. Indefinite life intangible assets are tested for impairment at least annually and whenever there is an indication that the asset may be impaired. Refer to the “Impairment of non-financial assets” policy below.

Impairment of non-financial assets

The carrying values of non-financial assets with definite useful lives, including buildings and equipment, investment property, and intangible assets with definite useful lives are reviewed to determine whether there is any indication of impairment. Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired. If any such indication of impairment exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any.

For the purpose of reviewing non-financial assets with definite useful lives for impairment, asset groups are reviewed at their lowest level for which identifiable cash inflows are largely independent of cash inflows of other assets or groups of assets. This grouping is referred to as a cash-generating unit (CGU).

Corporate assets do not generate separate cash inflows. Corporate assets are tested for impairment at the minimum collection of CGUs to which the corporate asset can be allocated reasonably and consistently.

The recoverable amount is the greater of fair value less costs to sell and value in use. Value in use is the present value of the future cash flows expected to be derived from the asset or CGU. When the carrying value exceeds its recoverable amount, an impairment loss equal to the difference between the two amounts is recognized in the consolidated statement of income. If an impairment subsequently reverses, the carrying value of the asset is increased to the extent that the carrying value of the underlying assets does not exceed the carrying value that would have been determined, net of depreciation or amortization, if no impairment had been recognized. Any impairment reversal is recognized in the consolidated statement of income in the period in which it occurs.

Goodwill is assessed for impairment based on the group of CGUs expected to benefit from the synergies of the business combination, and the lowest level at which management monitors the goodwill. Any potential goodwill impairment is identified by comparing the recoverable amount of the CGU grouping to which the goodwill is allocated to its carrying value including the allocated goodwill. If the recoverable amount is less than its carrying value, an impairment loss is recognized in the consolidated statement of income in the period in which it occurs. Impairment losses on goodwill are not subsequently reversed if conditions change.

Income taxes

Income tax comprises current tax and deferred tax. Income tax is recognized in the consolidated statement of income except to the extent that it relates to items recognized in OCI or directly in equity, in which case it is recognized accordingly.

Current tax is the tax expected to be payable on the taxable profit for the year, calculated using tax rates enacted or substantively enacted as at the reporting date, and any adjustment to tax payable in respect of previous years. Current tax assets and liabilities are offset when CIBC intends to settle on a net basis and the legal right to offset exists.

Deferred tax is recognized on temporary differences between the carrying value of assets and liabilities on the consolidated balance sheet and the corresponding amounts attributed to such assets and liabilities for tax purposes. Deferred tax liabilities are generally recognized for all taxable temporary differences unless the temporary differences relate to our net investments in foreign operations and will not reverse in the foreseeable future. Deferred tax assets, other than those arising from our net investments in foreign operations, are recognized to the extent that it is probable that future taxable profits

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will be available against which deductible temporary differences can be utilized. Deferred tax assets arising from our net investments in foreign operations are recognized for deductible temporary differences which are expected to reverse in the foreseeable future to the extent that it is probable that future taxable profits will be available against which these deductible temporary differences can be utilized. Deferred tax is not recognized for temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income, or for taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted as at the reporting date.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and they relate to income taxes levied by the same tax authority on the same taxable entity or tax reporting group.

Pension and other post-employment benefits

We are the sponsor of a number of employee benefit plans. These plans include both defined benefit and defined contribution pension plans, and various other post-employment benefit plans including post-retirement medical and dental benefits.

Defined benefit plans

The cost of pensions and other post-employment benefits earned by employees is actuarially determined separately for each plan using the projected unit credit method and our best estimate of salary escalation, retirement ages of employees, mortality and expected health-care costs. This represents CIBC’s defined benefit obligation, which is measured as at the reporting date. The discount rate used to measure the defined benefit obligation is based on the yield of a portfolio of high-quality corporate bonds denominated in the same currency in which the benefits are expected to be paid and with terms to maturity that, on average, match the terms of the defined benefit obligation.

Plan assets are measured at fair value as at the reporting date.

The net defined benefit asset (liability) represents the present value of the defined benefit obligation less the fair value of plan assets. The net defined benefit asset (liability) is included in Other assets and Other liabilities, respectively.

Current service cost reflects the cost of providing post-employment benefits earned by employees in the current period. Current service cost is calculated as the present value of the benefits attributed to the current year of service and is recognized in the consolidated statement of income.

Past service costs arising from plan amendments or curtailments are recognized in net income in the period in which they arise.

Net interest income or expense comprises interest income on plan assets and interest expense on the defined benefit obligation. Interest income is calculated by applying the discount rate to the plan assets, and interest expense is calculated by applying the discount rate to the defined benefit obligation. Net interest income or expense is recognized in the consolidated statement of income.

Actuarial gains and losses represent changes in the present value of the defined benefit obligation which result from changes in actuarial assumptions and differences between previous actuarial assumptions and actual experience, and from differences between the actual return on plan assets and assumed interest income on plan assets. Net actuarial gains and losses are recognized in OCI in the period in which they arise and are not subject to subsequent reclassification to net income. Cumulative net actuarial gains and losses are included in AOCI.

When the calculation results in a net defined benefit asset, the recognized asset is limited to the present value of economic benefits available in the form of future refunds from the plan or reductions in future contributions to the plan (the asset ceiling). For plans where we do not have an unconditional right to a refund of surplus, we determine the asset ceiling by reference to future economic benefits available in the form of reductions in future contributions to the plan, in which case the present value of economic benefits is calculated giving consideration to minimum funding requirements for future service that apply to the plan. Where a reduction in future contributions to the plan is not currently realizable at the reporting date, we estimate whether we will have the ability to reduce contributions for future service at some point during the life of the plan by taking into account, among other things, expected future returns on plan assets. If it is anticipated that we will not be able to recover the value of the net defined benefit asset, after considering minimum funding requirements for future service, the net defined benefit asset is reduced to the amount of the asset ceiling.

When the payment in the future of minimum funding requirements related to past service would result in a net defined benefit surplus, or an increase in a net defined benefit surplus, the minimum funding requirements are recognized as a liability to the extent that the surplus would not be fully available as a refund or a reduction in future contributions. Any funded status surplus is limited to the present value of future economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Defined contribution plans

Costs for defined contribution plans are recognized during the year in which the service is provided.

Other long-term employee benefits

CIBC sponsors a closed long-term disability plan that is classified as a long-term defined benefit arrangement. As the amount of the long-term disability benefit does not depend on the length of service, the obligation is recognized when an event occurs that gives rise to an obligation to make payments. CIBC also offers other medical and dental benefits to employees while on long-term disability.

The amount of other long-term employee benefits is actuarially calculated using the projected unit credit method. Under this method, the benefit is discounted to determine its present value. The methodology used to determine the discount rate used to value the long-term employee benefit obligation is consistent with that for pension and other post-employment benefit plans. Actuarial gains and losses and past service costs are recognized in the consolidated statement of income in the period in which they arise.

Share-based payments

We provide compensation to certain employees and directors in the form of share-based awards.

Compensation expense for share-based awards is recognized from the service commencement date to the earlier of the contractual vesting date or the employee’s retirement eligible date. For grants regularly awarded in the annual incentive compensation cycle (annual incentive grant), the service commencement date is considered to be the start of the fiscal year that precedes the fiscal year in which the grant is made. The service commencement date in respect of special awards granted outside of the annual cycle is the grant date. The amount of compensation expense recognized is based on management’s best estimate of the number of share-based awards expected to vest, including estimates of expected forfeitures, which are revised periodically as appropriate. For the annual incentive grant, compensation expense is recognized from the service commencement date based on the estimated fair value of the forthcoming grant with the estimated fair value adjusted to the actual fair value at the grant date.

Under our Restricted Share Award (RSA) plans, where grants are settled in the cash equivalent of common shares, changes in the obligation which arise from fluctuations in the market price of common shares, net of related hedges are recognized in the consolidated statement of income as compensation expense in proportion to the award recognized.

CIBC 2015 ANNUAL REPORT	107

Consolidated financial statements

Under the Performance Share Unit (PSU) plan, where grants are settled in the cash equivalent of common shares, changes in the obligation which arise from fluctuations in the market price of common shares, and revised estimates of the performance factor, net of related hedges, are recognized in the consolidated statement of income as compensation expense in proportion to the award recognized. The performance factor ranges from 75% to 125% of the initial number of units awarded based on CIBC’s performance relative to the other major Canadian banks.

The Book Value Unit (BVU) plan provides compensation related to the book value of CIBC on a per common share basis. The amount recognized is based on management’s best estimate of the number of BVUs expected to vest, adjusted for new issues of, repurchase of, or dividends paid on, common shares.

Compensation expense in respect of the Employee Stock Option Plan (ESOP) is based on the grant date fair value. Where the service commencement date precedes the grant date, compensation expense is recognized from the service commencement date based on the estimated fair value of the award at the grant date, with the estimated fair value adjusted to the actual fair value at the grant date. Compensation expense results in a corresponding increase to contributed surplus. If the ESOP award is exercised, the proceeds we receive, together with the amount recognized in Contributed surplus, are credited to common share capital. If the ESOP award expires unexercised, the compensation expense remains in Contributed surplus.

Directors’ compensation in the form of Deferred Share Units (DSUs) entitles the holder to receive the cash equivalent of a CIBC common share. We recognize compensation expense for each DSU granted equal to the market value of a CIBC common share at the grant date on which DSUs are awarded. Changes in the obligation which arise from fluctuations in the market price of common shares, net of related hedges, are recognized in the consolidated statement of income as Non-interest expense – Other.

Our contributions under the Employee Share Purchase Plan (ESPP) are expensed as incurred.

The impact due to changes in common share price in respect of cash-settled share-based compensation under the RSA and PSU plans is hedged through the use of derivatives. We designate these derivatives within cash flow hedge accounting relationships. The effective portion of the change in fair value of these derivatives is recognized in OCI and is reclassified into compensation expense, within the consolidated statement of income, over the period that the hedged awards impact the consolidated statement of income. The ineffective portion of the change in fair value of the hedging derivatives is recognized in the consolidated statement of income immediately as it arises.

Provisions and contingent liabilities

Provisions are liabilities of uncertain timing or amount. A provision is recognized when we have a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The provision is recognized as the best estimate of the amount required to settle the obligation at the reporting date, taking into account the risk and uncertainties related to the obligation. Where material, provisions are discounted to reflect the time value of money and the increase in the obligation due to the passage of time is presented as interest expense in the consolidated statement of income.

Contingent liabilities are possible obligations that arise from past events whose existence will be confirmed only by the occurrence, or non-occurrence, of one or more uncertain future events not wholly within the control of CIBC, or are present obligations that have arisen from past events but are not recognized because it is not probable that settlement will require the outflow of economic benefits.

Provisions and contingent liabilities are disclosed in the consolidated financial statements.

Fee and commission income

The recognition of fee and commission income is determined by the purpose of the fee or commission and the basis of accounting for any associated financial instrument. Income earned on completion of a significant act is recognized when the act is completed. Income earned from the provision of services is recognized as revenue as the services are provided. Income which forms an integral part of the effective interest rate of a financial instrument is recognized as an adjustment to the effective interest rate.

Underwriting and advisory fees and commissions on securities transactions are recognized as revenue when the related services are completed. Deposit and payment fees and insurance fees are recognized over the period that the related services are provided.

Card fees primarily include interchange income, late fees, cash advance fees, and annual fees. Card fees are recognized as billed, except for annual fees, which are recognized over the 12-month period to which they relate.

Investment management fees are primarily based on the respective value of the assets under management (AUM) or assets under administration (AUA) and are recognized over the period that the related services are provided. Investment management fees relating to our asset management and private wealth management business are generally calculated based on point in time AUM balances, whereas investment management fees relating to our retail brokerage business are generally calculated based on point in time AUA balances. Custodial fees are recognized as revenue over the applicable service period which is generally the contract term.

Mutual fund fees are recognized over the period that the mutual funds are managed and are based upon the daily net asset values of the respective mutual funds.

Earnings per share

We present basic and diluted earnings per share (EPS) for our common shares.

Basic EPS is computed by dividing net income for the period attributable to CIBC common shareholders by the weighted-average number of common shares outstanding during the period.

Diluted EPS is computed by dividing net income for the period attributable to CIBC common shareholders by the weighted-average number of diluted common shares outstanding for the period. Diluted common shares reflect the potential dilutive effect of exercising the stock options based on the treasury stock method. The treasury stock method determines the number of incremental common shares by assuming that outstanding stock options, whose exercise price is less than the average market price of common shares during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds from the assumed exercise of the options. When there is a loss attributable to CIBC common shareholders, diluted EPS equals basic EPS.

108	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Changes in accounting policies

Effective November 1, 2014, CIBC adopted new and amended accounting pronouncements as described below:

Amendments to IAS 32 “Offsetting Financial Assets and Financial Liabilities” – The amendments to IAS 32 clarify that an entity currently has a legally enforceable right to set-off if that right is: (i) not contingent on a future event; and (ii) enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendments were required to be applied retrospectively, and did not impact our consolidated financial statements.

International Financial Reporting Interpretations Committee (IFRIC) 21 “Levies” – The interpretation clarifies the timing of the recognition of the liability to pay a levy, which is an outflow of resources embodying economic benefits (other than income taxes, fines and penalties) that are imposed by governments on entities in accordance with legislation. The interpretation concludes that if the occurrence of the obligating event, as identified by the legislation, is at a point in time, then the recognition of the liability shall be at that point in time. Otherwise, if the obligating event occurs over a period of time, the expense shall be recognized progressively over that period of time. IFRIC 21 is required to be applied retrospectively. The adoption of IFRIC 21 did not impact our consolidated financial statements.

Effective November 1, 2014, we adopted the “own credit” provisions of IFRS 9 “Financial Instruments”, which requires that changes in the fair value of FVO liabilities attributable to changes in own credit risk be presented in OCI. Previously under IAS 39 “Financial Instruments: Recognition and Measurement”, all fair value changes in these liabilities, including changes in own credit risk, were recognized in net income. We did not apply the provision retroactively as the amounts were not significant.

Note 2	Fair value measurement

This note presents the fair values of financial instruments and explains how we determine those values. Note 1, “Basis of preparation and summary of significant accounting policies” sets out the accounting treatment for each measurement category of financial instruments.

Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, between market participants in an orderly transaction in the principal market at the measurement date under current market conditions (i.e., the exit price). The determination of fair value requires judgment and is based on market information, where available and appropriate. Fair value measurements are categorized into three levels within a fair value hierarchy (Level 1, 2 or 3) based on the valuation inputs used in measuring the fair value, as outlined below.

•

Level 1 – Unadjusted quoted market prices in active markets for identical assets or liabilities we can access at the measurement date. Bid prices, ask prices or prices within the bid and ask, which are the most representative of the fair value, are used as appropriate to measure fair value. Fair value is best evidenced by an independent quoted market price for the same instrument in an active market. An active market is one where transactions are occurring with sufficient frequency and volume to provide quoted prices on an ongoing basis.

•

Level 2 – Quoted prices for identical assets or liabilities in markets that are inactive or observable market quotes for similar instruments, or use of valuation techniques where all significant inputs are observable. Inactive markets may be characterized by a significant decline in the volume and level of observed trading activity or through large or erratic bid/offer spreads. In instances where traded markets do not exist or are not considered sufficiently active, we measure fair value using valuation models.

•	Level 3 – Non-observable or indicative prices or use of valuation techniques where one or more significant inputs are non-observable.

For a significant portion of our financial instruments, quoted market prices are not available because of the lack of traded markets, and even where such markets do exist, they may not be considered sufficiently active to be used as a final determinant of fair value. When quoted market prices in active markets are not available, we would consider using valuation models. The valuation model and technique we select maximizes the use of observable market inputs to the extent possible and appropriate in order to estimate the price at which an orderly transaction would take place at the measurement date. In an inactive market, we consider all reasonably available information including any available pricing for similar instruments, recent arm’s-length market transactions, any relevant observable market inputs, indicative dealer or broker quotations, and our own internal model-based estimates.

Valuation adjustments are an integral component of our fair valuation process. We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth, parameter uncertainty and other market risk, model risk and credit risk. For derivatives, we also have credit valuation adjustments (CVA) that factor in counterparty credit risk, and a valuation adjustment for administration costs.

Generally, the unit of account for a financial instrument is the individual instrument, and valuation adjustments are applied at an individual instrument level, consistent with that unit of account. In cases where we manage a group of financial assets and liabilities that consist of substantially similar and offsetting risk exposures, the fair value of the group of financial assets and liabilities are measured on the basis of the net open risks.

We apply judgment in determining the most appropriate inputs and the weighting we ascribe to each such input as well as in our selection of valuation methodologies. Regardless of the valuation technique we use, we incorporate assumptions that we believe market participants would make for credit, funding, and liquidity considerations. When the fair value of a financial instrument at inception is determined using a valuation technique that incorporates significant non-observable market inputs, no inception profit or loss (the difference between the determined fair value and the transaction price) is recognized at the time the asset or liability is first recorded. Any gains or losses at inception are deferred and recognized only in future periods over the term of the instruments or when market quotes or data become observable.

We have an ongoing process for evaluating and enhancing our valuation techniques and models. Where enhancements are made, they are applied prospectively, so that fair values reported in prior periods are not recalculated on the new basis. Valuation models used, including analytics for the construction of yield curves and volatility surfaces, are vetted and approved, consistent with our model risk policy.

To ensure that valuations are appropriate, we have established internal guidance on fair value measurement, which is reviewed periodically in recognition of the dynamic nature of markets and the constantly evolving pricing practices in the market. A number of policies and controls are put in place to ensure that the internal guidance on fair value measurement is being applied consistently and appropriately. Fair value of publicly issued securities and derivatives is independently validated at least once a month. Valuations are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources. Key model inputs, such as yield curves and volatilities, are independently verified. The results from the independent price validation and any valuation adjustments are reviewed by the Independent Price Verification Committee on a monthly basis. This includes, but is not limited to, reviewing fair value adjustments and methodologies, independent price verification results, limits and valuation uncertainty. Fair value of privately issued securities is reviewed on a quarterly basis.

Due to the judgment used in applying a wide variety of acceptable valuation techniques and models, as well as the use of estimates inherent in this process, estimates of fair value for the same or similar assets may differ among financial institutions. The calculation of fair value is based on market conditions as at each balance sheet date, and may not be reflective of ultimate realizable value.

CIBC 2015 ANNUAL REPORT	109

Consolidated financial statements

Methods and assumptions

Financial instruments with fair value equal to carrying value

For financial instruments that are not carried on the consolidated balance sheet at fair value and where we consider the carrying value to be a reasonable approximation of fair value due to their short-term nature and generally negligible credit risk, the fair values disclosed for these financial instruments are assumed to equal their carrying values. These financial instruments are: cash and non-interest-bearing deposits with banks; short-term interest-bearing deposits with banks; cash collateral on securities borrowed; securities purchased under resale agreements; customers’ liability under acceptances; cash collateral on securities lent; obligations related to securities sold under repurchase agreements; acceptances; deposits with demand features; and certain other financial assets and liabilities.

Securities

The fair value of debt or equity securities and obligations related to securities sold short are based on quoted bid or ask market prices where available in an active market.

Securities for which quotes in an active market are not available are valued using all reasonably available market information as described below.

Fair value of government issued or guaranteed securities that are not traded in an active market are calculated by applying valuation techniques such as discounted cash flow models using implied yields derived from the prices of actively traded government securities and most recently observable spread differentials.

Fair value of corporate debt securities is determined using the most recently executed transaction prices, and where appropriate, adjusted to the price of these securities obtained from independent dealers, brokers, and third-party multi-contributor consensus pricing sources. When observable price quotations are not available, fair value is determined based on discounted cash flow models using observable discounting curves such as benchmark and government yield curves and spread differentials observed through independent dealers, brokers, and third-party multi-contributor consensus pricing sources.

Asset-backed securities (ABS) and mortgage-backed securities (MBS) not issued or guaranteed by a government are valued using discounted cash flow models making maximum use of market observable inputs, such as broker quotes on identical or similar securities and other pricing information obtained from third-party pricing sources adjusted for the characteristics and the performance of the underlying collateral. Other key inputs used include prepayment and liquidation rates, credit spreads, and discount rates commensurate with the risks involved. These assumptions factor information that is derived from actual transactions, underlying reference asset performance, external market research, and market indices, where appropriate.

Privately issued debt and equity securities are valued using recent market transactions, where available. Otherwise, fair values are derived from valuation models using a market or income approach. These models consider various factors including projected cash flows, earnings, revenue or other third-party evidence as available. The fair value of LP investments is based upon net asset values published by third-party fund managers and is adjusted for more recent information, where available and appropriate.

Loans

The fair value of variable-rate mortgages, which are largely prime rate based, is assumed to equal the carrying value. The fair value of fixed-rate mortgages is estimated using a discounted cash flow calculation that uses current market interest rates with similar remaining terms. The valuation model used for mortgages takes into account prepayment optionality, including consumer behaviour.

The fair value of variable-rate loans and loans for which interest rates are repriced or reset frequently are assumed to be equal to their carrying value. The fair value for fixed-rate loans is estimated using a discounted cash flow calculation that uses market interest rates. Changes in credit and liquidity spreads since the loan inception date are not observable and are not factored into our determination of fair value.

The ultimate fair value of loans disclosed is net of the individual and collective allowances for impaired loans and loans not yet specifically identified as impaired, respectively. The fair value of loans is not adjusted for the value of any credit derivatives used to manage the credit risk associated with them. The fair value of these credit derivatives is disclosed separately.

In determining the fair value of collateralized loan obligations (CLOs) and collateralized debt obligations (CDOs) in our structured credit run-off business that are classified as loans and receivables, we apply valuation techniques using non-observable market inputs, including indicative broker quotes, proxy valuation from comparable financial instruments, and other internal models using our own assumptions of how market participants would price a market transaction on the measurement date.

Other assets and other liabilities

Other assets and other liabilities mainly comprise accrued interest receivable or payable, brokers’ client accounts receivable or payable, and accounts receivable or payable.

The fair values of other assets and other liabilities are primarily assumed to be at cost or amortized cost as we consider the carrying value to be a reasonable approximation of fair value.

Deposits

The fair values of floating-rate deposits and demand deposits are assumed to be equal to their amortized cost. The fair value of fixed-rate deposits is determined by discounting the contractual cash flows using current market interest rates with similar remaining terms. The fair value of deposit notes issued to CIBC Capital Trust is determined by reference to the quoted market prices of CIBC Tier 1 Notes issued by CIBC Capital Trust. The fair value of deposit liabilities with embedded optionality includes the fair value of those options. The fair value of equity- and commodity-linked notes includes the fair value of embedded equity and commodity options.

Certain FVO deposits are structured notes that have coupons or repayment terms linked to the performance of commodities, debt or equity securities. Fair value of these structured notes is estimated using internally vetted valuation models for the debt and embedded derivative portions of the notes by incorporating market observable prices of the reference identical or comparable securities, and other inputs such as interest rate yield curves, option volatility, foreign exchange rates and changes in our own credit risk, where appropriate. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. Appropriate market risk valuation adjustments for such inputs are assessed in all such instances.

The fair value of secured borrowings, which comprises liabilities issued by or as a result of activities associated with the securitization of residential mortgages, the Covered Bond Programme, and consolidated securitization vehicles, is based on identical or proxy market observable quoted bond prices or determined by discounting the contractual cash flows using maximum market observable inputs, such as market interest rates, or credit spreads implied by debt instruments of similar credit quality, as appropriate.

110	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Subordinated indebtedness

The fair value of subordinated indebtedness is determined by reference to market prices for the same or similar debt instruments.

Derivative instruments

The fair value of exchange-traded derivatives such as options and futures is based on quoted market prices. OTC derivatives primarily consist of interest rate swaps, foreign exchange forwards, equity and commodity derivatives, interest rate and currency options, and credit derivatives. For such instruments, where quoted market prices or third-party consensus pricing information are not available, valuation techniques are employed to estimate fair value on the basis of pricing models. Such vetted pricing models incorporate current market measures for interest rates, foreign exchange rates, equity and commodity prices and indices, credit spreads, corresponding market volatility levels, and other market-based pricing factors.

In order to reflect the observed market practice of pricing collateralized derivatives using the OIS curve, our valuation approach uses OIS curves as the discount rate. In the fourth quarter of 2014, in order to reflect the trend toward pricing market cost of funding in the valuation of uncollateralized derivatives, we amended our valuation approach through the adoption of funding valuation adjustment (FVA), which employs an estimated market cost of funding curve as the discount rate in place of LIBOR. The impact reduced the fair value of uncollateralized derivative assets incremental to the reduction in fair value for credit risk already reflected through the CVA. In contrast, the impact on uncollateralized derivative liabilities reduced their fair value in a manner that subsumed previously recognized valuation adjustments related to our own credit. As a result, the adoption of FVA resulted in a one-time net decrease in net income. As market practices continue to evolve in regard to derivative valuation, further adjustments may be required in the future.

In determining the fair value of complex and customized derivatives, such as equity, credit, and commodity derivatives written in reference to indices or baskets of reference, we consider all reasonably available information including any relevant observable market inputs, third-party consensus pricing inputs, indicative dealer and broker quotations, and our own internal model-based estimates, which are vetted and pre-approved in accordance with our model risk policy, and are regularly and periodically calibrated. The model calculates fair value based on inputs specific to the type of contract, which may include stock prices, correlation for multiple assets, interest rates, foreign exchange rates, yield curves, and volatility surfaces. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. Appropriate parameter uncertainty and market risk valuation adjustments for such inputs and other model risk valuation adjustments are assessed in all such instances.

In addition to reflecting estimated market funding costs in our valuation of uncollateralized derivative receivables, we also consider whether a CVA is required to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. The CVA is driven off market-observed credit spreads or proxy credit spreads and our assessment of the net counterparty credit risk exposure. In assessing this exposure, we also take into account credit mitigants such as collateral, master netting arrangements, and settlements through clearing houses. As noted above, previously recognized valuation adjustments related to our own credit were subsumed in the application of FVA to uncollateralized derivative liabilities in the fourth quarter of 2014.

For credit derivatives purchased from financial guarantors, our CVA is generally driven off market-observed credit spreads, where available. For financial guarantors that do not have observable credit spreads or where observable credit spreads are available but do not reflect an orderly market (i.e., not representative of fair value), a proxy market spread is used. The proxy market credit spread is based on our internal credit rating for the particular financial guarantor. Credit spreads contain information on market (or proxy market) expectations of PD as well as LGD. The credit spreads are applied in relation to the weighted-average life of our exposure to the counterparties. For financial guarantor counterparties where a proxy market spread is used, we also make an adjustment to reflect additional financial guarantor risk over an equivalently rated non-financial guarantor counterparty. The amount of the adjustment is dependent on all available internal and external market information for financial guarantors. The final CVA takes into account the expected correlation between the future performance of the underlying reference assets and that of the counterparties, except for high quality reference assets where we expect no future credit degradation.

Where appropriate on certain financial guarantors, we determine the CVA based on estimated recoverable amounts.

Mortgage commitments

The fair value of FVO mortgage commitments is for fixed-rate residential mortgage commitments and is based on changes in market interest rates for the loans between the commitment and the balance sheet dates. The valuation model takes into account the expected probability that outstanding commitments will be exercised as well as the length of time the commitment is offered.

CIBC 2015 ANNUAL REPORT	111

Consolidated financial statements

Fair value of financial instruments

		Carrying value
$ millions, as at October 31		Amortized cost	Fair value through net income		Fair value through OCI	Total	Fair value	Fair value over (under) carrying value
2015	Financial assets
	Cash and deposits with banks	$18,136	$501		$–	$18,637	$18,637	$–
	Securities	–	46,448		28,534	74,982	74,982	–
	Cash collateral on securities borrowed	3,245	–		–	3,245	3,245	–
	Securities purchased under resale agreements	30,089	–		–	30,089	30,089	–
	Loans
	Residential mortgages	169,022	–		–	169,022	169,937	915
	Personal	36,049	–		–	36,049	36,064	15
	Credit card	11,466	–		–	11,466	11,466	–
	Business and government	58,657	5,991		–	64,648	64,736	88
	Derivative instruments	–	26,342		–	26,342	26,342	–
	Customers’ liability under acceptances	9,796	–		–	9,796	9,796	–
	Other assets	8,185	–		–	8,185	8,185	–
	Financial liabilities
	Deposits
	Personal	$137,287	$91		$–	$137,378	$137,394	$16
	Business and government	176,475	2,375	(1)	–	178,850	179,293	443
	Bank	10,785	–		–	10,785	10,785	–
	Secured borrowings	39,644	–		–	39,644	39,882	238
	Derivative instruments	–	29,057		–	29,057	29,057	–
	Acceptances	9,796	–		–	9,796	9,796	–
	Obligations related to securities sold short	–	9,806		–	9,806	9,806	–
	Cash collateral on securities lent	1,429	–		–	1,429	1,429	–
	Obligations related to securities sold under repurchase agreements	8,914	–		–	8,914	8,914	–
	Other liabilities	7,769	197		–	7,966	7,966	–
	Subordinated indebtedness	3,874	–		–	3,874	4,131	257
2014	Financial assets
	Cash and deposits with banks	$13,539	$8		$–	$13,547	$13,547	$–
	Securities	–	47,314		12,228	59,542	59,542	–
	Cash collateral on securities borrowed	3,389	–		–	3,389	3,389	–
	Securities purchased under resale agreements	33,407	–		–	33,407	33,407	–
	Loans
	Residential mortgages	157,317	–		–	157,317	157,567	250
	Personal	34,998	–		–	34,998	34,997	(1)
	Credit card	11,243	–		–	11,243	11,243	–
	Business and government	50,570	4,900		–	55,470	55,479	9
	Derivative instruments	–	20,680		–	20,680	20,680	–
	Customers’ liability under acceptances	9,212	–		–	9,212	9,212	–
	Other assets	6,064	–		–	6,064	6,064	–
	Financial liabilities
	Deposits
	Personal	$129,573	$512		$–	$130,085	$130,017	$(68)
	Business and government	146,736	2,057		–	148,793	149,507	714
	Bank	7,732	–		–	7,732	7,732	–
	Secured borrowings	38,783	–		–	38,783	39,174	391
	Derivative instruments	–	21,841		–	21,841	21,841	–
	Acceptances	9,212	–		–	9,212	9,212	–
	Obligations related to securities sold short	–	12,999		–	12,999	12,999	–
	Cash collateral on securities lent	903	–		–	903	903	–
	Obligations related to securities sold under repurchase agreements	9,862	–		–	9,862	9,862	–
	Other liabilities	6,624	127		–	6,751	6,751	–
	Subordinated indebtedness	4,978	–		–	4,978	5,255	277

(1)	Represents deposit liabilities to which we have elected the FVO. Changes in fair value of these liabilities that are attributable to changes in our own credit risk are presented in OCI.

112	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Fair value of derivative instruments

$ millions, as at October 31				2015			2014
		Positive	Negative	Net	Positive	Negative	Net
Held for trading
Interest rate derivatives
Over-the-counter	– Forward rate agreements	$65	$26	$39	$82	$27	$55
	– Swap contracts	11,742	11,445	297	9,850	9,894	(44)
	– Purchased options	161	–	161	153	–	153
	– Written options	–	199	(199)	–	193	(193)
		11,968	11,670	298	10,085	10,114	(29)
Exchange-traded	– Futures contracts	–	–	–	–	–	–
	– Purchased options	–	–	–	5	–	5
	– Written options	–	–	–	–	4	(4)
		–	–	–	5	4	1
Total interest rate derivatives		11,968	11,670	298	10,090	10,118	(28)
Foreign exchange derivatives
Over-the-counter	– Forward contracts	2,527	2,892	(365)	2,045	2,126	(81)
	– Swap contracts	5,290	5,803	(513)	3,833	4,188	(355)
	– Purchased options	329	–	329	322	–	322
	– Written options	–	326	(326)	–	309	(309)
		8,146	9,021	(875)	6,200	6,623	(423)
Total foreign exchange derivatives		8,146	9,021	(875)	6,200	6,623	(423)
Credit derivatives
Over-the-counter	– Total return swap contracts – protection sold	–	4	(4)	–	15	(15)
	– Credit default swap contracts – protection purchased	171	31	140	203	227	(24)
	– Credit default contracts – protection sold	9	240	(231)	194	254	(60)
Total credit derivatives		180	275	(95)	397	496	(99)
Equity derivatives
Over-the-counter		547	1,030	(483)	367	1,438	(1,071)
Exchange-traded		398	410	(12)	320	291	29
Total equity derivatives		945	1,440	(495)	687	1,729	(1,042)
Precious metal derivatives
Over-the-counter		31	25	6	16	18	(2)
Exchange-traded		14	127	(113)	80	113	(33)
Total precious metal derivatives		45	152	(107)	96	131	(35)
Other commodity derivatives
Over-the-counter		1,102	2,300	(1,198)	438	900	(462)
Exchange-traded		374	201	173	214	170	44
Total other commodity derivatives		1,476	2,501	(1,025)	652	1,070	(418)
Total held for trading		22,760	25,059	(2,299)	18,122	20,167	(2,045)
Held for ALM
Interest rate derivatives
Over-the-counter	– Forward rate agreements	–	–	–	–	–	–
	– Swap contracts	928	1,034	(106)	900	526	374
	– Purchased options	8	–	8	4	–	4
	– Written options	–	–	–	–	–	–
		936	1,034	(98)	904	526	378
Exchange-traded	– Futures contracts	–	–	–	–	–	–
	– Purchased options	–	–	–	–	–	–
	– Written options	–	–	–	–	–	–
Total interest rate derivatives		936	1,034	(98)	904	526	378
Foreign exchange derivatives
Over-the-counter	– Forward contracts	53	11	42	103	61	42
	– Swap contracts	2,540	2,944	(404)	1,519	1,052	467
	– Written options	–	–	–	–	–	–
		2,593	2,955	(362)	1,622	1,113	509
Exchange-traded	– Futures contracts	–	–	–	–	–	–
Total foreign exchange derivatives		2,593	2,955	(362)	1,622	1,113	509
Credit derivatives
Over-the-counter	– Total return swap contracts – protection sold	–	–	–	–	–	–
	– Credit default swap contracts – protection purchased	3	–	3	–	6	(6)
	– Credit default contracts – protection sold	–	–	–	–	–	–
Total credit derivatives		3	–	3	–	6	(6)
Equity derivatives
Over-the-counter		50	9	41	32	29	3
Exchange-traded		–	–	–	–	–	–
Total equity derivatives		50	9	41	32	29	3
Precious metal derivatives
Over-the-counter		–	–	–	–	–	–
Exchange-traded		–	–	–	–	–	–
Total precious metal derivatives		–	–	–	–	–	–
Other commodity derivatives
Over-the-counter		–	–	–	–	–	–
Exchange-traded		–	–	–	–	–	–
Total other commodity derivatives		–	–	–	–	–	–
Total held for ALM		3,582	3,998	(416)	2,558	1,674	884
Total fair value		26,342	29,057	(2,715)	20,680	21,841	(1,161)
Less: effect of netting		(17,060)	(17,060)	–	(14,549)	(14,549)	–
		$9,282	$11,997	$(2,715)	$6,131	$7,292	$(1,161)
Average fair value of derivatives held for trading (1)	– Interest rate derivatives	$12,099	$11,816	$283	$10,902	$10,795	$107
	– Foreign exchange derivatives	9,537	10,382	(845)	5,093	5,161	(68)
	– Credit derivatives	393	497	(104)	283	394	(111)
	– Equity derivatives	860	1,272	(412)	613	1,306	(693)
	– Precious metal derivatives	121	180	(59)	123	124	(1)
	– Other commodity derivatives	1,346	2,457	(1,111)	802	467	335
		$24,356	$26,604	$(2,248)	$17,816	$18,247	$(431)

(1)	Average fair value represents monthly averages.

CIBC 2015 ANNUAL REPORT	113

Consolidated financial statements

Assets and liabilities not carried on the consolidated balance sheet at fair value

The table below presents the fair values by level within the fair value hierarchy for those assets and liabilities in which fair value is not assumed to equal the carrying value:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total 2015	Total 2014
$ millions, as at October 31	2015	2014	2015	2014	2015	2014
Financial assets
Loans
Residential mortgages	$–	$–	$–	$–	$169,937	$157,567	$169,937	$157,567
Personal	–	–	–	–	36,064	34,997	36,064	34,997
Credit card	–	–	–	–	11,466	11,243	11,466	11,243
Business and government	–	–	–	–	58,745	50,579	58,745	50,579
Investment in equity-accounted associates (1)	166	427	–	–	1,649	1,776	1,815	2,203
Financial liabilities
Deposits
Personal	$–	$–	$41,197	$41,727	$–	$–	$41,197	$41,727
Business and government	–	–	107,053	87,816	–	–	107,053	87,816
Bank	–	–	8,328	5,231	–	–	8,328	5,231
Secured borrowings	–	–	35,089	35,769	4,793	3,405	39,882	39,174
Subordinated indebtedness	–	–	4,131	5,255	–	–	4,131	5,255

(1)	See Note 26 for details of our equity-accounted associates.

Financial instruments carried on the consolidated balance sheet at fair value

The table below presents the fair values of financial instruments by level within the fair value hierarchy:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total 2015	Total 2014
$ millions, as at October 31	2015	2014	2015	2014	2015	2014
Financial assets
Deposits with banks	$–	$–	$501	$8	$–	$–	$501	$8
Trading securities
Government issued or guaranteed	2,566	2,189	7,780	7,473	–	–	10,346	9,662
Corporate equity	31,728	30,585	712	2,500	46	–	32,486	33,085
Corporate debt	–	–	2,083	2,751	–	–	2,083	2,751
Mortgage- and asset-backed	–	–	701	804	565	759	1,266	1,563
	34,294	32,774	11,276	13,528	611	759	46,181	47,061
Trading loans
Business and government	–	–	5,991	4,900	–	–	5,991	4,900
AFS securities
Government issued or guaranteed	841	772	15,824	6,287	–	–	16,665	7,059
Corporate equity	15	30	–	–	431	600	446	630
Corporate debt	–	–	4,070	1,454	6	8	4,076	1,462
Mortgage- and asset-backed	–	–	5,743	2,455	1,604	622	7,347	3,077
	856	802	25,637	10,196	2,041	1,230	28,534	12,228
FVO securities
Government issued or guaranteed	–	–	57	49	–	–	57	49
Corporate debt	–	–	99	97	–	–	99	97
Asset-backed	–	–	–	–	111	107	111	107
	–	–	156	146	111	107	267	253
Derivative instruments
Interest rate	–	5	12,878	10,968	26	21	12,904	10,994
Foreign exchange	–	–	10,739	7,822	–	–	10,739	7,822
Credit	–	–	18	193	165	204	183	397
Equity	398	320	596	398	1	1	995	719
Precious metal	14	80	31	16	–	–	45	96
Other commodity	374	214	1,102	438	–	–	1,476	652
	786	619	25,364	19,835	192	226	26,342	20,680
Total financial assets	$35,936	$34,195	$68,925	$48,613	$2,955	$2,322	$107,816	$85,130
Financial liabilities
Deposits and other liabilities (1)	$–	$–	$(2,189)	$(1,967)	$(474)	$(729)	$(2,663)	$(2,696)
Obligations related to securities sold short	(3,795)	(5,763)	(6,011)	(7,236)	–	–	(9,806)	(12,999)
	(3,795)	(5,763)	(8,200)	(9,203)	(474)	(729)	(12,469)	(15,695)
Derivative instruments
Interest rate	–	(4)	(12,678)	(10,619)	(26)	(21)	(12,704)	(10,644)
Foreign exchange	–	–	(11,976)	(7,736)	–	–	(11,976)	(7,736)
Credit	–	–	(31)	(232)	(244)	(270)	(275)	(502)
Equity	(410)	(291)	(1,012)	(1,453)	(27)	(14)	(1,449)	(1,758)
Precious metal	(127)	(113)	(25)	(18)	–	–	(152)	(131)
Other commodity	(201)	(170)	(2,300)	(900)	–	–	(2,501)	(1,070)
	(738)	(578)	(28,022)	(20,958)	(297)	(305)	(29,057)	(21,841)
Total financial liabilities	$(4,533)	$(6,341)	$(36,222)	$(30,161)	$(771)	$(1,034)	$(41,526)	$(37,536)

(1)	Comprises FVO deposits of $2,375 million (2014: $2,057 million), bifurcated embedded derivatives of $91 million (2014: $512 million), FVO other liabilities of $11 million (2014: $7 million), and other financial liabilities measured at fair value of $186 million (2014: $120 million).

114	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Transfers between levels in the fair value hierarchy are deemed to have occurred at the beginning of the quarter in which the transfer occurred. Transfers between levels can occur as a result of additional or new information regarding valuation inputs and changes in their observability. During the year, we transferred $11 million of trading securities (2014: $1,635 million) and $481 million of securities sold short (2014: $2,529 million) from Level 1 to Level 2 due to reduced observability in the inputs used to value these securities. In addition, the following transfers were made during the year as the non-observable inputs no longer have a significant impact on the fair value of these instruments or there was a change in the observability of one or more inputs that significantly impact their fair value:

•	$46 million of corporate equity securities classified as trading were transferred from Level 2 to Level 3 (October 31, 2014: $13 million classified as AFS from Level 3 to Level 1).
•

$1 million of certain bifurcated embedded derivatives were transferred from Level 2 to Level 3 and $23 million of certain bifurcated embedded derivatives were transferred from Level 3 to Level 2 (October 31, 2014: $6 million from Level 2 to Level 3, and $51 million from Level 3 to Level 2).

•	$10 million of derivative liabilities were transferred from Level 2 to Level 3 (October 31, 2014: $27 million of derivative assets and $36 million of derivative liabilities from Level 3 to Level 2).

The net gain recognized in the consolidated statement of income on the financial instruments, for which fair value was estimated using valuation techniques requiring non-observable market parameters, for the year was $122 million (2014: $88 million; 2013: $196 million).

The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

		Net gains/(losses) included in income
$ millions, for the year ended October 31	Opening balance	Realized (1)	Unrealized (1)(2)	Net unrealized gains (losses) included in OCI	Transfer in to Level 3	Transfer out of Level 3	Purchases	Issuances	Sales	Settlements	Closing balance
2015
Trading securities
Corporate equity	$–	$–	$1	$–	$46	$–	$–	$–	$–	$(1)	$46
Mortgage- and asset-backed	759	79	56	–	–	–	–	–	–	(329)	565
AFS securities
Corporate equity	600	107	(4)	(139)	–	–	62	–	(195)	–	431
Corporate debt	8	–	1	(1)	–	–	–	–	(2)	–	6
Mortgage- and asset-backed	622	–	–	4	–	–	1,287	–	–	(309)	1,604
FVO securities
Asset-backed	107	2	17	–	–	–	–	–	–	(15)	111
Derivative assets
Interest rate	21	–	7	–	–	–	–	–	(1)	(1)	26
Credit	204	(31)	(3)	–	–	–	–	–	–	(5)	165
Equity	1	–	–	–	–	–	–	–	–	–	1
Total assets	$2,322	$157	$75	$(136)	$46	$–	$1,349	$–	$(198)	$(660)	$2,955
Deposits and other liabilities (3)	$(729)	$(85)	$(25)	$–	$(1)	$23	$–	$(44)	$74	$313	$(474)
Derivative instruments
Interest rate	(21)	–	(8)	–	–	–	–	–	1	2	(26)
Credit	(270)	29	(15)	–	–	–	–	–	–	12	(244)
Equity	(14)	–	(6)	–	(10)	–	–	(2)	–	5	(27)
Total liabilities	$(1,034)	$(56)	$(54)	$–	$(11)	$23	$–	$(46)	$75	$332	$(771)
2014
Trading securities
Mortgage- and asset-backed	$837	$191	$123	$–	$–	$–	$–	$–	$(50)	$(342)	$759
AFS securities
Corporate equity	618	63	(5)	107	–	(13)	36	–	(205)	(1)	600
Corporate debt	9	4	1	(2)	–	–	5	–	(9)	–	8
Mortgage- and asset-backed	286	–	–	(2)	–	–	519	–	–	(181)	622
FVO securities
Asset-backed	147	12	8	–	–	–	–	–	–	(60)	107
Derivative assets
Interest rate	46	13	(2)	–	–	(22)	–	–	–	(14)	21
Credit	294	(41)	(18)	–	–	–	–	–	–	(31)	204
Equity	1	–	–	–	–	(5)	5	–	–	–	1
Total assets	$2,238	$242	$107	$103	$–	$(40)	$565	$–	$(264)	$(629)	$2,322
Deposits and other liabilities (3)	$(737)	$(48)	$(235)	$–	$(6)	$51	$–	$(80)	$14	$312	$(729)
Derivative instruments
Interest rate	(48)	(13)	4	–	–	22	–	–	–	14	(21)
Credit	(413)	28	9	–	–	–	–	–	–	106	(270)
Equity	(13)	–	(6)	–	–	14	–	(9)	–	–	(14)
Total liabilities	$(1,211)	$(33)	$(228)	$–	$(6)	$87	$–	$(89)	$14	$432	$(1,034)

(1)	Includes foreign currency gains and losses.
(2)	Comprises unrealized gains and losses relating to these assets and liabilities held at the end of the reporting year.
(3)	Includes FVO deposits of $338 million (2014: $506 million) and net bifurcated embedded derivative liabilities of $136 million (2014: $223 million).

CIBC 2015 ANNUAL REPORT	115

Consolidated financial statements

Quantitative information about significant non-observable inputs

Valuation techniques using one or more non-observable inputs are used for a number of financial instruments. The following table discloses the valuation techniques and quantitative information about the significant non-observable inputs used in Level 3 financial instruments:

						Range of inputs
$ millions, as at October 31	2015	Valuation techniques		Key non-observable inputs		Low	High
Trading securities
Corporate equity	$46	Net asset value		Net asset value		n/a	n/a
Mortgage- and asset-backed	565	Market proxy or direct broker quote		Market proxy or direct broker quote		0.0%	97.3%
AFS securities
Corporate equity
Limited partnerships	269	Adjusted net asset value	(1)	Net asset value		n/a	n/a
Private companies and restricted stock	162	Valuation multiple		Earnings multiple		9.5	12.3
				Revenue multiple		3.5	3.8
		Discounted cash flow		Discount rate		30.0%	30.0%
Corporate debt	6	Discounted cash flow		Discount rate		30.0%	30.0%
Mortgage- and asset-backed	1,604	Discounted cash flow		Credit spread		0.9%	1.4%
FVO securities
Asset-backed	111	Market proxy or direct broker quote		Market proxy or direct broker quote		75.5%	87.0%
Derivative instruments
Interest rate	26	Proprietary model	(2)	n/a		n/a	n/a
Credit	165 (3)	Market proxy or direct broker quote		Market proxy or direct broker quote		30.2%	99.8%
		Discounted cash flow		Default rate		4.0%	4.0%
				Recovery rate		50.0%	70.0%
				Prepayment rate		20.0%	20.0%
				Credit spread	(4)	0.0%	1.2%
Equity	1	Option model		Market volatility		13.4%	13.4%
Total assets	$2,955
Deposits and other liabilities	$(474)	Market proxy or direct broker quote		Market proxy or direct broker quote		0.0%	86.6%
		Option model		Market volatility		10.6%	33.5%
				Market correlation		(49.5)%	100.0%
Derivative instruments
Interest rate	(26)	Proprietary model	(2)	n/a		n/a	n/a
Credit	(244)	Market proxy or direct broker quote		Market proxy or direct broker quote		0.0%	99.7%
		Discounted cash flow		Default rate		4.0%	4.0%
				Recovery rate		50.0%	70.0%
				Prepayment rate		20.0%	20.0%
				Credit spread		0.0%	1.2%
Equity	(27)	Option model		Market correlation		36.8%	94.7%
Total liabilities	$(771)

(1)	Adjusted net asset value is determined using reported net asset values obtained from the fund manager or general partner of the LP and may be adjusted for current market levels where appropriate.
(2)	Using valuation techniques which we consider to be non-observable.
(3)	Net of CVA reserves related to financial guarantors calculated based on reserve rates (as a percentage of fair value) ranging from 16% to 71%.
(4)	Excludes financial guarantors.
n/a	Not applicable.

Sensitivity of Level 3 financial assets and liabilities

The following section describes the significant non-observable inputs identified in the table above, the inter-relationships between those inputs and the sensitivity of fair value to changes in those inputs. We performed our Level 3 sensitivity analysis on an individual instrument basis, except for instruments managed within our structured credit run-off business for which we performed the sensitivity analysis on a portfolio basis to reflect the manner in which those financial instruments are managed.

Within our structured credit run-off business, our primary sources of exposure, which are derived either through direct holdings or derivatives, are U.S. residential mortgage market contracts, CLOs, corporate debt and other securities and loans. Structured credit positions classified as loans and receivables are carried at amortized cost and are excluded from this sensitivity analysis. The structured credit positions carried on the consolidated balance sheet at fair value are within trading securities, FVO securities, FVO structured note liability within deposits and derivatives. These fair values are generally derived from and are sensitive to non-observable inputs, including indicative broker quotes and internal models that utilize default rates, recovery rates, prepayment rates and credit spreads. Indicative broker quotes are derived from proxy pricing in an inactive market or from the brokers’ internal valuation models. These quotes are used to value our trading and FVO securities, FVO structured note liability and derivatives. A significant increase in the indicative broker prices or quotes would result in an increase in the fair value of our Level 3 securities and note liability but a decrease in the fair value of our credit derivatives. The fair value of our credit derivatives referencing CLO assets are also impacted by other key non-observable inputs, including:

•

Prepayment rates – which are a measure of the future expected repayment of a loan by a borrower in advance of the scheduled due date. Prepayment rates are driven by consumer behaviour, economic conditions and other factors. A significant increase in prepayment rates of the underlying loan collateral of the referenced CLO assets would result in an increase in the fair value of the referenced CLO assets and a decrease in our Level 3 credit derivatives.

•

Recovery rates – which are an estimate of the amount that will be recovered following a default by a borrower. Recovery rates are expressed as one minus a loss given default rate. Hence, a significant increase in the recovery rate of the underlying defaulted loan collateral of the referenced CLO assets would result in an increase in the fair value of the referenced CLO assets and a decrease in the fair value of our Level 3 credit derivatives.

•

Credit spreads – which are the premium over a benchmark interest rate in the market to reflect a lower credit quality of a financial instrument and form part of the discount rates used in a discounted cash flow model. A significant increase in the credit spread, which raises the discount rate applied to future cash flows of the referenced CLO assets, would result in a decrease in the fair value of referenced CLO assets and an increase in the fair value of our Level 3 credit derivatives.

116	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

•

Default rates or probabilities of default – which are the likelihood of a borrower’s inability to repay its obligations as they become contractually due. A significant increase in the default rate of the underlying loan collateral of the referenced CLO assets up to a certain reasonably possible level would result in an increase in the fair value of the referenced CLO assets and a decrease in the fair value of our Level 3 credit derivatives. This impact is due to accelerated principal repayments from the defaulted underlying loan collateral and the subordination structure of the referenced CLO assets. In general, higher default rates have a positive correlation with credit spreads, but a negative correlation with recovery rates and prepayment rates, with the respective impact on fair value as described above.

The fair value of the credit derivatives is also sensitive to CVA for counterparty risk on the credit derivative counterparty.

The impact of adjusting the indicative broker quotes, default rates, recovery rates, prepayment rates and credit spreads noted above to reasonably possible alternatives would increase the net fair value by up to $5 million or decrease the net fair value by up to $1 million in respect of financial instruments carried at fair value in our structured credit run-off business. Changes in fair value of a Level 3 FVO structured note liability and the Level 3 positions that the note hedges are excluded from this sensitivity analysis because reasonably possible changes in fair value are expected to be largely offsetting.

The fair value of our investments in private companies is derived from applying applicable valuation multiples to financial indicators such as revenue or earnings. Earnings multiples or revenue multiples represent the ratios of earnings or revenue to enterprise value and are often used as non-observable inputs in the fair value measurement of our investments in private companies. We apply professional judgment in our selection of the multiple from comparable listed companies, which is then further adjusted for company-specific factors. The fair value of private companies is sensitive to changes in the multiple we apply. A significant increase in earnings multiples or revenue multiples generally results in an increase in the fair value of our investments in private companies. The fair value of the restricted stock takes into account the valuation reserves pertaining to security-specific restrictions. The security-specific restrictions are determined based on the Black-Scholes option model which incorporates implied volatility as a key non-observable input. A significant increase in implied volatility generally results in an increase in the valuation reserve and therefore a decrease in the fair value of the restricted stock. By adjusting the multiple and implied volatility within a reasonably possible range, the aggregate fair value for our investments in private companies and restricted stock would increase by $22 million or decrease by $10 million.

The fair value of our LPs is determined based on the net asset value provided by the fund managers, adjusted as appropriate. The fair value of LPs is sensitive to changes in the net asset value and by adjusting the net asset value within a reasonably possible range, the aggregate fair value of our LPs would increase or decrease by $30 million.

The fair value of our ABS is determined based on non-observable credit spreads. A significant increase in credit spreads generally results in a decrease in the fair value of our Level 3 ABS. By adjusting the credit spreads within a reasonably possible range, the fair value of our ABS would increase or decrease by $3 million.

Our bifurcated embedded derivatives are recorded within deposits and other liabilities. The determination of the fair value of certain bifurcated embedded derivatives requires significant assumptions and judgment to be applied to both the inputs and the valuation techniques employed. These embedded derivatives are sensitive to long-dated market volatility and correlation inputs, which we consider to be non-observable. Market volatility is a measure of the anticipated future variability of a market price and is an important input for pricing options which are inherent in many of our embedded derivatives. A higher market volatility generally results in a higher option price, with all else held constant, due to the higher probability of obtaining a greater return from the option, and results in an increase in the fair value of our Level 3 embedded derivative liabilities. Correlation inputs are used to value those embedded derivatives where the payout is dependent upon more than one market price. For example, the payout of an equity basket option is based upon the performance of a basket of stocks, and the inter-relationships between the price movements of those stocks. A positive correlation implies that two inputs tend to change the fair value in the same direction, while a negative correlation implies that two inputs tend to change the fair value in the opposite direction. Changes in market correlation could result in an increase or a decrease in the fair value of our Level 3 embedded derivative liabilities. By adjusting the non-observable inputs by reasonably alternative amounts, the fair value of our embedded derivative liabilities would increase or decrease by $12 million.

FVO assets

FVO securities include certain debt securities that were designated as FVO on the basis of being managed together with derivatives to eliminate or significantly reduce financial risks.

FVO liabilities

FVO deposits and other liabilities include:

•

Certain business and government deposit liabilities and certain secured borrowings, that are economically hedged with derivatives and other financial instruments; and certain financial liabilities that have one or more embedded derivatives that significantly modify the cash flows of the host liability but are not bifurcated from the host instrument; and

•	Our mortgage commitments to retail clients to provide mortgages at fixed rates are economically hedged with derivatives and other financial instruments.

The fair value of a FVO liability reflects the credit risk relating to that liability. We early adopted the IFRS 9 own credit provision as of November 1, 2014 as described in Note 1. For those FVO liabilities in which we believe changes in our credit risk would impact the fair value from the note holders’ perspective, the related fair value changes were recognized in OCI. Changes in fair value attributable to changes in our own credit are measured as the difference between i) the period over period change in the present value of the expected cash flows using a discount curve adjusted for our own credit; and ii) the period over period change in the present value of the same expected cash flows using a discount curve based on the benchmark curve adjusted for our own credit as implied at inception of the FVO liability.

The carrying amount of FVO deposits would have been $10 million lower (2014: $7 million lower) had the deposits been carried on a contractual settlement amount.

CIBC 2015 ANNUAL REPORT	117

Consolidated financial statements

Note 3	Significant acquisitions and dispositions

2015

Sale of equity investment

On April 30, 2015, CIBC sold its equity investment in The Bank of N.T. Butterfield & Son Limited, which was accounted for as an associate within Corporate and Other, for an amount, net of associated expenses, that approximated its carrying value.

2014

Aeroplan Agreements

On December 27, 2013, CIBC completed the transactions contemplated by the tri-party agreements with Aimia Canada Inc. (Aimia) and The Toronto-Dominion Bank (TD).

CIBC sold to TD approximately 50% of its existing Aerogold VISA credit card portfolio, consisting primarily of credit card only clients, while CIBC retained the Aerogold VISA credit card accounts held by clients with broader banking relationships at CIBC.

The portfolio divested by CIBC consisted of $3.3 billion of credit card receivables. Upon closing, CIBC received a cash payment from TD equal to the credit card receivables outstanding acquired by TD.

CIBC also received upon closing, in aggregate, $200 million in upfront payments from TD and Aimia.

Under the terms of the agreements:

•	CIBC continues to have rights to market the Aeroplan program and originate new Aerogold cardholders through its CIBC branded channels.
•

The ten year CIBC and Aimia agreement includes an option for either party to terminate the agreement after the third year and before its sixth year if holders of Aeroplan credit cards from CIBC’s retained portfolio switch to other CIBC credit cards above certain thresholds. In addition, the agreement provides for penalty payments due from CIBC to Aimia in the first five years if the thresholds are exceeded.

•

The parties have agreed to certain provisions to compensate for the risk of cardholder migration from one party to another. There is potential for payments of up to $400 million by TD/Aimia or CIBC for net cardholder migration over a period of five years.

•	CIBC receives annual commercial subsidy payments from TD expected to be approximately $38 million per year in each of the three years after closing.

In conjunction with the completion of the Aeroplan transaction, CIBC has fully released Aimia and TD from any potential claims in connection with TD becoming Aeroplan’s primary financial credit card partner.

Acquisition of Atlantic Trust Private Wealth Management

On December 31, 2013, CIBC completed the acquisition of Atlantic Trust Private Wealth Management (Atlantic Trust) from its parent company, Invesco Ltd., for $224 million (US$210 million) plus working capital and other adjustments. Atlantic Trust provides integrated wealth management solutions for high net worth individuals, families, foundations and endowments in the United States.

The following summarizes the consideration transferred and the amounts of assets acquired and liabilities assumed at the acquisition date.

Consideration transferred

The consideration transferred was as follows:

$ millions, as at December 31, 2013
Upfront cash payment	$179
Contingent consideration, at fair value (deferred payment)	45
Working capital and other adjustments	12
Total consideration transferred	$236

The deferred payment was based on acquired AUM at the measurement date of April 30, 2014. The estimated fair value of the deferred payment of $45 million (US$42 million) as at the acquisition date was included in the consideration transferred. The deferred payment was settled in May 2014 for $46 million (US$42 million).

Assets acquired and liabilities assumed

The fair values of identifiable assets acquired and liabilities assumed were as follows:

$ millions, as at December 31, 2013
Cash	$47
AFS securities	4
Land, buildings and equipment	10
Other assets	30
Software and other intangible assets	91
Other liabilities	(30)
Net identifiable assets acquired	152
Goodwill arising on acquisition	84
Total consideration transferred	$236

Intangible assets and goodwill

The acquired intangible assets include a customer relationship intangible asset of $89 million that arose from the acquired investment management contracts. The fair value of the customer relationship intangible asset was estimated using a discounted cash flow method based on estimated future cash flows arising from fees earned from the acquired AUM, which took into account expected net redemptions and market appreciation from existing clients, net of operating expenses and other cash outflows. The goodwill arising on acquisition of $84 million mainly comprised the value of expected synergies and the value of new business growth arising from the acquisition.

118	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Acquisition-related costs

Acquisition-related costs of $5 million were included in Non-interest expenses.

Sale of equity investment

On November 29, 2013, CIBC sold an equity investment that was previously acquired through a loan restructuring in CIBC’s exited European leveraged finance business. The transaction resulted in an after-tax gain, net of associated expenses, of $57 million in 2014.

Note 4	Securities

	Residual term to contractual maturity
$ millions, as at October 31	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		No specific maturity		2015 Total		2014 Total
	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)
AFS securities
Securities issued or guaranteed by:
Canadian federal government	$43	0.5%	$1,548	1.0%	$953	1.4%	$–	–%	$–	–%	$2,544	1.2%	$2,031	1.6%
Other Canadian governments	4	1.4	642	1.2	2,905	1.8	359	1.6	–	–	3,910	1.7	2,406	2.6
U.S. Treasury and agencies	3,686	0.2	3,673	0.5	–	–	–	–	–	–	7,359	0.4	782	0.5
Other foreign governments	1,387	1.7	1,017	2.7	195	5.2	253	5.4	–	–	2,852	2.6	1,840	3.5
Mortgage-backed securities (2)	1,436	0.2	2,458	1.0	16	0.9	1,253	0.6	–	–	5,163	0.7	2,192	1.5
Asset-backed securities	64	3.1	378	2.0	1,157	1.8	585	0.6	–	–	2,184	1.6	885	1.7
Corporate public debt	677	1.4	3,280	0.9	99	6.5	14	5.5	–	–	4,070	1.1	1,454	3.0
Corporate private debt	–	–	6	10.0	–	–	–	–	–	–	6	10.0	8	10.0
Total debt securities	7,297		13,002		5,325		2,464		–		28,088		11,598
Corporate public equity	–	–	–	–	–	–	–	–	17	n/m	17	n/m	174	n/m
Corporate private equity	–	–	–	–	–	–	–	–	429	n/m	429	n/m	456	n/m
Total equity securities	–		–		–		–		446		446		630
Total AFS securities	$7,297		$13,002		$5,325		$2,464		$446		$28,534		$12,228
Trading securities
Securities issued or guaranteed by:
Canadian federal government	$987		$2,216		$676		$414		$–		$4,293		$4,635
Other Canadian governments	1,068		959		594		3,031		–		5,652		4,569
U.S. Treasury and agencies	33		–		57		107		–		197		257
Other foreign governments	14		98		35		57		–		204		201
Mortgage-backed securities (3)	91		342		20		18		–		471		556
Asset-backed securities	92		116		–		587		–		795		1,007
Corporate public debt	806		831		293		153		–		2,083		2,751
Corporate public equity	–		–		–		–		32,486		32,486		33,085
Total trading securities	$3,091		$4,562		$1,675		$4,367		$32,486		$46,181		$47,061
FVO securities
Securities issued or guaranteed by:
Other Canadian governments	$–		$–		$–		$57		$–		$57		$49
Asset-backed securities	–		–		–		111		–		111		107
Corporate public debt	–		99		–		–		–		99		97
Total FVO securities	$–		$99		$–		$168		$–		$267		$253
Total securities (4)	$10,388		$17,663		$7,000		$6,999		$32,932		$74,982		$59,542

(1)	Represents the weighted-average yield, which is determined by applying the weighted average of the yields of individual fixed income securities.
(2)	Includes securities backed by mortgages insured by the Canada Mortgage and Housing Corporation (CMHC), with amortized cost of $1,223 million (2014: $1,249 million) and fair value of $1,226 million (2014: $1,253 million); securities issued by Federal National Mortgage Association (Fannie Mae), with amortized cost of $1,914 million (2014: $154 million) and fair value of $1,913 million (2014: $154 million); securities issued by Federal Home Loan Mortgage Corporation (Freddie Mac), with amortized cost of $1,221 million (2014: $22 million) and fair value of $1,221 million (2014: $22 million); and securities issued by Government National Mortgage Association, a U.S. government corporation (Ginnie Mae), with amortized cost of $742 million (2014: $538 million) and fair value of $744 million (2014: $539 million).
(3)	Includes securities backed by mortgages insured by the CMHC of $397 million (2014: $484 million).
(4)	Includes securities denominated in U.S. dollars with carrying value of $25.1 billion (2014: $8.5 billion) and securities denominated in other foreign currencies with carrying value of $1,068 million (2014: $844 million).
n/m	Not meaningful.

Fair value of AFS securities

$ millions, as at October 31				2015				2014
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$2,552	$1	$(9)	$2,544	$2,026	$5	$–	$2,031
Other Canadian governments	3,921	2	(13)	3,910	2,391	15	–	2,406
U.S. Treasury and agencies	7,366	2	(9)	7,359	781	1	–	782
Other foreign governments	2,860	10	(18)	2,852	1,834	13	(7)	1,840
Mortgage-backed securities	5,158	10	(5)	5,163	2,186	7	(1)	2,192
Asset-backed securities	2,179	12	(7)	2,184	883	2	–	885
Corporate public debt	4,084	4	(18)	4,070	1,444	22	(12)	1,454
Corporate private debt	5	1	–	6	6	2	–	8
Corporate public equity (1)	10	7	–	17	17	157	–	174
Corporate private equity	263	167	(1)	429	261	195	–	456
	$28,398	$216	$(80)	$28,534	$11,829	$419	$(20)	$12,228

(1)	Includes restricted stock.

CIBC 2015 ANNUAL REPORT	119

Consolidated financial statements

For AFS securities where the fair value is less than the amortized cost, the following table presents fair value and associated unrealized losses for periods less than 12 months and 12 months or longer:

						2015						2014
	Less than 12 months		12 months or longer		Total		Less than 12 months		12 months or longer		Total
$ millions, as at October 31	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Securities issued or guaranteed by:
Canadian federal government	$1,463	$(9)	$–	$–	$1,463	$(9)	$485	$–	$–	$–	$485	$–
Other Canadian governments	3,290	(12)	50	(1)	3,340	(13)	101	–	291	–	392	–
U.S. Treasury and agencies	5,390	(9)	–	–	5,390	(9)	197	–	22	–	219	–
Other foreign governments	1,245	(5)	118	(13)	1,363	(18)	433	(1)	178	(6)	611	(7)
Mortgage-backed securities	2,588	(5)	28	–	2,616	(5)	462	(1)	36	–	498	(1)
Asset-backed securities	1,602	(7)	–	–	1,602	(7)	–	–	–	–	–	–
Corporate public debt	2,580	(7)	482	(11)	3,062	(18)	173	(1)	357	(11)	530	(12)
Corporate private debt	–	–	–	–	–	–	–	–	–	–	–	–
Corporate public equity	–	–	–	–	–	–	–	–	–	–	–	–
Corporate private equity	39	(1)	1	–	40	(1)	9	–	1	–	10	–
	$18,197	$(55)	$679	$(25)	$18,876	$(80)	$1,860	$(3)	$885	$(17)	$2,745	$(20)

As at October 31, 2015, the amortized cost of 250 AFS securities that are in a gross unrealized loss position (2014: 88 securities) exceeded their fair value by $80 million (2014: $20 million). The securities that have been in a gross unrealized loss position for more than a year include 28 AFS securities (2014: 30 securities), with a gross unrealized loss of $25 million (2014: $17 million). We have determined that these AFS securities were not impaired.

The table below presents realized gains, losses, and write-downs on AFS securities:

$ millions, for the year ended October 31	2015	2014	2013
Realized gains	$163	$242	$280
Realized losses	(20)	(36)	(29)
Impairment write-downs
Equity securities	(5)	(5)	(39)
	$138	$201	$212

Note 5	Loans(1)(2)

$ millions, as at October 31					2015					2014
	Gross amount	Individual allowance	Collective allowance	Total allowance	Net total	Gross amount	Individual allowance	Collective allowance	Total allowance	Net total
Residential mortgages	$169,258	$1	$235	$236	$169,022	$157,526	$1	$208	$209	$157,317
Personal (3)	36,517	7	461	468	36,049	35,458	9	451	460	34,998
Credit card	11,804	–	338	338	11,466	11,629	–	386	386	11,243
Business and government (4)	65,276	303	325	628	64,648	56,075	328	277	605	55,470
	$282,855	$311	$1,359	$1,670	$281,185	$260,688	$338	$1,322	$1,660	$259,028

(1)	Loans are net of unearned income of $320 million (2014: $300 million).
(2)	Includes gross loans of $31.5 billion (2014: $26.1 billion) denominated in U.S. dollars and $4.1 billion (2014: $3.4 billion) denominated in other foreign currencies.
(3)	Includes $61 million (2014: $114 million) related to loans to certain individuals while employed by CIBC to finance a portion of their participation in funds which make private equity investments on a side-by-side basis with CIBC and its affiliates. These loans are secured by the borrowers’ interest in the funds. Of the total amount outstanding, $60 million (2014: $111 million) relates to individuals who are no longer employed by CIBC.
(4)	Includes trading loans of $5,991 million (2014: $4,900 million).

Allowance for credit losses

Individual allowance

	Residential mortgages			Personal			Business and government			Total
$ millions, for the year ended October 31	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013
Balance at beginning of year	$1	$1	$–	$9	$9	$8	$328	$310	$467	$338	$320	$475
Provision for (reversal of) credit losses	–	–	1	(1)	–	1	77	136	166	76	136	168
Write-offs	–	–	–	(1)	–	–	(142)	(120)	(323)	(143)	(120)	(323)
Recoveries	–	–	–	–	–	–	4	6	3	4	6	3
Interest income on impaired loans	–	–	–	–	–	–	(8)	(14)	(20)	(8)	(14)	(20)
Foreign exchange and other	–	–	–	–	–	–	44	10	17	44	10	17
Balance at end of year	$1	$1	$1	$7	$9	$9	$303	$328	$310	$311	$338	$320

120	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Collective allowance

	Residential mortgages			Personal			Credit card			Business and government			Total
$ millions, as at or for the year ended October 31	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013
Balance at beginning of year	$208	$159	$71	$451	$442	$459	$386	$517	$583	$353	$320	$328	$1,398	$1,438	$1,441
Provision for credit losses	37	83	119	263	284	295	322	378	499	73	56	40	695	801	953
Write-offs	(32)	(27)	(24)	(302)	(312)	(334)	(495)	(564)	(708)	(32)	(35)	(59)	(861)	(938)	(1,125)
Recoveries	–	–	–	51	43	32	125	136	143	6	7	6	182	186	181
Interest income on impaired loans	(7)	(8)	(9)	(8)	(8)	(8)	–	–	–	–	–	–	(15)	(16)	(17)
Foreign exchange and other	29	1	2	6	2	(2)	–	(81)	–	17	5	5	52	(73)	5
Balance at end of year	$235	$208	$159	$461	$451	$442	$338	$386	$517	$417	$353	$320	$1,451	$1,398	$1,438
Comprises:
Loans	$235	$208	$159	$461	$451	$442	$338	$386	$517	$325	$277	$260	$1,359	$1,322	$1,378
Undrawn credit facilities (1)	–	–	–	–	–	–	–	–	–	92	76	60	92	76	60

(1)	Included in Other liabilities on the consolidated balance sheet.

Impaired loans

$ millions, as at October 31				2015				2014
	Gross impaired	Individual allowance	Collective allowance (1)	Net impaired	Gross impaired	Individual allowance	Collective allowance (1)	Net impaired
Residential mortgages	$573	$1	$187	$385	$534	$1	$167	$366
Personal	187	7	138	42	200	9	130	61
Business and government	659	303	10	346	700	328	9	363
Total impaired loans (2)(3)	$1,419	$311	$335	$773	$1,434	$338	$306	$790

(1)	Includes collective allowance related to personal, scored small business, and mortgage impaired loans that are greater than 90 days delinquent. In addition, we have a collective allowance of $1,116 million (2014: $1,092 million) on balances which are not impaired.
(2)	Average balance of gross impaired loans was $1,471 million (2014: $1,519 million).
(3)	Foreclosed assets of $16 million (2014: $22 million) were included in Other assets on the consolidated balance sheet.

Contractually past due loans but not impaired

This comprises loans where repayment of principal or payment of interest is contractually in arrears. The following table provides an aging analysis of the contractually past due loans.

$ millions, as at October 31	Less than 31 days	31 to 90 days	Over 90 days	2015 Total	2014 Total
Residential mortgages	$1,964	$678	$213	$2,855	$2,657
Personal	554	117	21	692	618
Credit card	528	156	78	762	723
Business and government	227	89	28	344	256
	$3,273	$1,040	$340	$4,653	$4,254

During the year, gross interest income that would have been recorded if impaired loans were treated as current was $96 million (2014: $99 million), of which $21 million (2014: $21 million) was in Canada and $75 million (2014: $78 million) was outside Canada. During the year, interest recognized on impaired loans was $23 million (2014: $30 million); and interest recognized on loans before being classified as impaired was $38 million (2014: $40 million), of which $35 million (2014: $33 million) was in Canada and $3 million (2014: $7 million) was outside Canada.

CIBC 2015 ANNUAL REPORT	121

Consolidated financial statements

Credit quality of the loans portfolio

The following tables provide the credit quality of business and government loans and acceptances and retail loans by carrying value. For details on the CIBC rating categories and PD bands, see the “Credit risk” section of the MD&A.

Net business and government loans and acceptances

$ millions, for the year ended October 31						2015	2014
Grade	CIBC rating	PD bands	Corporate	Sovereign	Banks	Total	Total
Investment grade	00-47	0.01% – 0.42%	$26,054	$1,291	$1,894	$29,239	$25,850
Non-investment grade	51-67	0.43% – 12.11%	31,631	457	1,101	33,189	27,831
Watch list	70-80	12.11% – 99.99%	630	–	–	630	315
Default	90	100%	372	–	–	372	311
Total advanced internal ratings-based (AIRB) exposure			$58,687	$1,748	$2,995	$63,430	$54,307
Strong			$6,380	$39	$13	$6,432	$6,402
Good			495	–	–	495	361
Satisfactory			143	–	–	143	159
Weak			46	–	–	46	24
Default			4	–	–	4	3
Total slotted exposure			$7,068	$39	$13	$7,120	$6,949
Standardized exposure			$3,560	$255	$394	$4,209	$3,694
			$69,315	$2,042	$3,402	$74,759	$64,950
Less: collective allowance (1)						$315	$268
Net business and government loans and acceptances (2)						$74,444	$64,682

(1)	Comprises the collective allowance related to business and government loans that are less than 90 days delinquent.
(2)	Includes customers’ liability under acceptances of $9,796 million (2014: $9,212 million).

Net retail loans

$ millions, for the year ended October 31					2015	2014
Risk level	PD bands	Residential mortgages	Personal	Cards	Total	Total
Exceptionally low	0.01% – 0.20%	$137,199	$17,817	$3,208	$158,224	$153,904
Very low	0.21% – 0.50%	10,058	2,366	856	13,280	8,827
Low	0.51% – 2.00%	16,351	11,167	3,658	31,176	29,664
Medium	2.01% – 10.00%	1,885	3,790	3,309	8,984	7,181
High	10.01% – 99.99%	160	754	620	1,534	1,043
Default	100%	101	–	–	101	265
Total AIRB exposure		$165,754	$35,894	$11,651	$213,299	$200,884
Strong		$714	$–	$–	$714	$498
Good		53	–	–	53	56
Satisfactory		118	–	–	118	190
Weak		1	–	–	1	1
Default		1	–	–	1	1
Total slotted exposure		$887	$–	$–	$887	$746
Standardized exposure		$2,428	$478	$154	$3,060	$2,676
Less: collective allowance (1)		$47	$323	$339	$709	$748
Net retail loans		$169,022	$36,049	$11,466	$216,537	$203,558

(1)	Comprises the collective allowance related to personal loans and mortgages that are less than 90 days delinquent, and credit cards that are less than 180 days delinquent.

Net interest income after provision for credit losses

$ millions, for the year ended October 31	2015	2014	2013
Interest income	$11,483	$11,477	$11,811
Interest expense	3,568	4,018	4,358
Net interest income	7,915	7,459	7,453
Provision for credit losses	771	937	1,121
Net interest income after provision for credit losses	$7,144	$6,522	$6,332

122	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Note 6	Structured entities and derecognition of financial assets

Structured entities

SEs are entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. SEs are entities that are created to accomplish a narrow and well-defined objective. CIBC is involved with various types of SEs for which the business activities include securitization of financial assets, asset-backed financings, and asset management.

We consolidate a SE when the substance of the relationship indicates that we control the SE.

Consolidated structured entities

We consolidate the following SEs:

Multi-seller conduit

We sponsor a consolidated multi-seller conduit in Canada that purchases financial assets from clients and finances the purchases by issuing ABS. The sellers to the conduit continue to service the assets and are exposed to credit losses realized on these assets through the provision of over-collateralization. We hold all of the outstanding ABS.

Residential mortgage securitization trusts

Clear Trust (Clear) originated Canadian insured prime mortgages and uninsured Near-Prime/Alt-A mortgages. Clear sold these mortgages to Crisp Trust (Crisp). Crisp funded the purchase of these mortgages through the issuance of commercial paper to investors, which was secured by the mortgages. We hold all of the outstanding commercial paper and the mortgages are presented as Residential mortgages within Loans on the consolidated balance sheet. This program is in run-off.

Credit card securitization trusts

We sell an ownership interest in a revolving pool of credit card receivables generated under certain credit card accounts to Cards II Trust (Cards II). Cards II purchases a proportionate share of credit card receivables on certain credit card accounts within designated portfolios, with the proceeds received from the issuance of notes. We also sold an ownership interest in a revolving pool of credit card receivables generated under certain credit card accounts to Broadway Trust (Broadway). The remaining series of notes issued by Broadway were fully repaid on March 17, 2014 and there are no longer any notes outstanding.

Our credit card securitizations are revolving securitizations, with credit card receivable balances fluctuating from month to month as credit card clients repay their balances and new receivables are generated.

The notes are presented as Secured borrowings within Deposits on the consolidated balance sheet.

As at October 31, 2015, $4.8 billion of credit card receivable assets with a fair value of $4.8 billion (2014: $3.3 billion with a fair value of $3.3 billion) supported associated funding liabilities of $4.8 billion with a fair value of $4.8 billion (2014: $3.3 billion with a fair value of $3.3 billion).

Covered bond guarantor

We have two covered bond programs, structured and legislative. Covered bonds are full recourse on-balance sheet obligations that are also fully collateralized by assets over which bondholders enjoy a priority claim in the event of CIBC’s insolvency. Under the structured program, we transfer a pool of CMHC insured mortgages to the CIBC Covered Bond Guarantor Limited Partnership that warehouses these mortgages and serves as a guarantor to bondholders for payment of interest and principal. Under the legislative program, we transfer a pool of conventional uninsured mortgages to the CIBC Covered Bond (Legislative) Guarantor Limited Partnership that warehouses these mortgages and serves as a guarantor to bondholders for payment of interest and principal.

For both covered bond programs, the assets are owned by the guarantor and not CIBC. As at October 31, 2015, our structured program had issued covered bond liabilities of $4.3 billion with a fair value of $4.3 billion (2014: $10.7 billion with a fair value of $10.8 billion) and our legislative program had issued covered bond liabilities of $7.7 billion with a fair value of $7.7 billion (2014: $1.9 billion with a fair value of $1.9 billion). The covered bond liabilities are supported by a contractually-determined portion of the assets transferred to the guarantor and certain contractual arrangements designed to protect the bondholders from adverse events, including foreign currency fluctuations.

CIBC-managed investment funds

We establish and manage investment funds such as mutual funds and pooled funds. We act as an investment manager and earn market-based management fees, and for certain pooled funds, performance fees which are generally based on the performance of the funds. Seed capital is provided from time to time to CIBC-managed investment funds for initial launch. We consolidate those investment funds in which we have power to direct the relevant activities of the funds and in which our seed capital, or our units held, are significant relative to the total variability of returns of the funds such that we are deemed to be a principal rather than an agent. As at October 31, 2015, the total assets and non-controlling interests in the consolidated CIBC-managed investments funds were $25 million and nil, respectively (2014: $37 million and nil).

Non-consolidated structured entities

The following SEs are not consolidated by CIBC:

Single-seller and multi-seller conduits

We manage and administer a single-seller conduit and several CIBC-sponsored multi-seller conduits in Canada. Our multi-seller conduits acquire direct or indirect ownership or security interests in pools of financial assets from our clients and finance the acquisitions by issuing asset-backed commercial paper (ABCP) to investors. Our single-seller conduit acquires financial assets and finances these acquisitions through a credit facility provided by a syndicate of financial institutions. The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of over-collateralization or another form of retained interest. The conduits may obtain credit enhancement from third-party providers. As at October 31, 2015, the total assets in our single-seller conduit and multi-seller conduits amounted to $4.5 billion (2014: $3.1 billion).

We generally provide the multi-seller conduits with commercial paper backstop liquidity facilities, securities distribution, and provide both the single and multi-seller conduits with accounting, cash management, and operations services. The liquidity facilities for our managed and administered multi-seller conduits require us to provide funding, subject to the satisfaction of certain conditions with respect to the conduits, for ABCP not placed with external investors. We also may purchase ABCP issued by our multi-seller conduits for market making purposes.

CIBC 2015 ANNUAL REPORT	123

Consolidated financial statements

We are required to maintain certain short-term and/or long-term debt ratings with respect to the liquidity facilities that we provide to our own sponsored multi-seller conduits. If we are downgraded below the level specified under the terms of those facilities, we must provide alternative satisfactory liquidity arrangements, such as procuring an alternative liquidity provider that meets the minimum rating requirements.

We may also act as the counterparty to derivative contracts entered into by a multi-seller conduit in order to convert the yield of the underlying assets to match the needs of the multi-seller conduit’s investors or to mitigate the interest rate, basis, and currency risk within the conduit.

All fees earned in respect of activities with the conduits are on a market basis.

Third-party structured vehicles – continuing

We have investments in and provide liquidity and credit facilities to third-party SEs through our treasury and trading activities. We also have investments in LPs in which we generally are a passive investor of the LPs as a limited partner, and in some cases, we are the co-general partner and have significant influence over the LPs. Similar to other limited partners, we are obligated to provide funding up to our commitment level to these LPs.

Pass-through investment structures

We have exposure to units of third-party or CIBC-managed investment funds. We enter into equity derivative transactions with third-party investment funds to pass-through the return of these referenced funds. These transactions provide the investors of the third-party managed investment funds with the desired exposure to the referenced funds in a tax efficient manner.

Commercial mortgage securitization trust

We sold commercial mortgages through a pass-through arrangement with a trust that securitized these mortgages into various classes of ownership certificates held by various external investors. We continue to perform special servicing of the mortgages in exchange for a market-based fee. As at October 31, 2015, the total outstanding ownership certificates in the Commercial mortgage securitization trust amounted to $254 million (2014: $274 million).

CIBC Capital Trust

We have issued senior deposit notes to CIBC Capital Trust, which funds the purchase of these notes through the issuance of CIBC Tier 1 Notes (Notes) that match the term of the senior deposit notes. The Notes are eligible for Tier 1 regulatory capital treatment and are subject to the phase-out rules for capital instruments that will be viewed as non-qualifying capital instruments. See Note 16 for additional details.

CIBC-managed investment funds

As indicated above, we establish investment funds, including mutual funds and pooled funds, to provide clients with investment opportunities and we may receive management fees and performance fees. We may hold insignificant amounts of fund units in these CIBC-managed funds. We do not consolidate these funds if we do not have significant variability of returns from our interests in these funds such that we are deemed to be an agent through our capacity as the investment manager, rather than as a principal. We do not guarantee the performance of CIBC-managed investment funds. As at October 31, 2015, the total AUM in the non-consolidated CIBC-managed investment funds amounted to $94.4 billion (2014: $86.7 billion).

CIBC structured collateralized debt obligation vehicles

We hold exposures to structured CDO vehicles through investments in, or written credit derivatives referencing, these structured vehicles. We may also provide liquidity facilities or other credit facilities. The structured vehicles are funded through the issuance of senior and subordinated tranches. We may hold a portion of those senior and/or subordinated tranches.

We have curtailed our business activity in structuring CDO vehicles within our structured credit run-off portfolio. Our exposures to CDO vehicles mainly arose through our previous involvement in acting as structuring and placement agent for the CDO vehicles. As at October 31, 2015, the assets in the CIBC structured CDO vehicles have a total principal amount of $1.0 billion (2014: $1.2 billion).

Third-party structured vehicles – structured credit run-off

Similar to our structured activities, we also curtailed our business activities in third-party structured vehicles, within our structured credit run-off portfolio. These positions were initially traded as intermediation, correlation and flow trading which earned us a spread on matching positions.

Sponsored non-consolidated structured entities in which CIBC has no interest

In assessing whether CIBC is considered a sponsor for disclosure purposes, CIBC considers the significance of its involvement with the entity and its role in establishing and setting up of the SE. Factors for considering whether CIBC is a sponsor include the extent of CIBC’s involvement in the creation and design of the SE, whether CIBC continues to manage ongoing operations, and whether CIBC is the majority user of the entity. CIBC is a sponsor of certain SEs in our structured credit run-off business in which we have no interest. The amount of assets transferred by CIBC to these SEs was nil for the years ended October 31, 2015 and 2014. Income received from the SEs was insignificant for the years ended October 31, 2015 and 2014.

124	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Our on-balance sheet amounts and maximum exposure to loss related to SEs that are not consolidated are set out in the table below. The maximum exposure comprises the carrying value of unhedged investments, the notional amounts for liquidity and credit facilities, and the notional amounts less accumulated fair value losses for unhedged written credit derivatives on SE reference assets. The impact of CVA is not considered in the table below.

$ millions, as at October 31, 2015	Single-seller and multi-seller conduits		Third-party structured vehicles – continuing	Pass-through investment structures	Commercial mortgage securitization trust	CIBC Capital Trust	CIBC- managed investment funds	CIBC structured CDO vehicles	Third-party structured vehicles – run-off
On-balance sheet assets at carrying value (1)
Trading securities	$59		$232	$605	$13	$1	$–	$7	$558
AFS securities	–		2,400	–	–	–	–	2	–
FVO securities	–		–	–	–	–	–	–	111
Loans	94		852	–	–	–	–	–	780
Investments in equity-accounted associates and joint ventures	–		6	–	–	6	–	–	–
Derivatives (2)	–		–	5	–	–	–	–	–
	$153		$3,490	$610	$13	$7	$–	$9	$1,449
October 31, 2014	$85		$2,372	$2,030	$10	$7	$20	$28	$2,436
On-balance sheet liabilities at carrying value (1)
Deposits	$–		$–	$–	$–	$1,680	$–	$–	$–
Derivatives (2)	–		–	120	–	–	–	1	213
	$–		$–	$120	$–	$1,680	$–	$1	$213
October 31, 2014	$–		$–	$228	$–	$1,651	$–	$3	$238
Maximum exposure to loss, net of hedges
Investments and loans	$153		$3,490	$605	$13	$7	$–	$9	$1,449
Notional of written derivatives, less fair value losses	–		–	–	–	–	–	22	614
Liquidity, credit facilities and commitments	3,972	(3)	985	–	–	75	–	27	57
Less: hedges of investments, loans and written derivatives exposure	–		–	(605)	–	–	–	–	(1,572)
	$4,125		$4,475	$–	$13	$82	$–	$58	$548
October 31, 2014	$2,793		$3,205	$–	$10	$79	$20	$84	$725

(1)	Excludes SEs established by CMHC, Fannie Mae, Freddie Mac, Ginnie Mae, Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association (Sallie Mae).
(2)	Comprises written credit default swaps (CDS) and total return swaps (TRS) under which we assume exposures. Excludes foreign exchange derivatives, interest rate derivatives and other derivatives provided as part of normal course client facilitation.
(3)	Excludes an additional $0.9 billion (2014: $1.3 billion) relating to our backstop liquidity facilities provided to the multi-seller conduits as part of their commitment to fund purchases of additional assets and $59 million (2014: $4 million) relating to our direct investments in the multi-seller conduits which we consider investment exposure.

We also hold investments in a variety of third-party investment funds, which include but are not limited to exchange-traded funds, mutual funds, and investment trusts. We buy and sell units of these investment funds as part of trading activities or client facilitation businesses that are managed as part of larger portfolios. We generally are a passive investor and are not the investment manager in any of these investment funds. We are not the sponsor of any third-party investment funds, nor do we have the power over key decision-making activities of the funds. Our maximum exposure to loss from our investments is limited to the carrying amounts of our investments and any unutilized commitment we have provided to these funds. In addition, we issue certain structured notes and enter into equity derivatives that are referenced to the return of certain investment funds. Accordingly, we do not include our interests in these third-party investment funds in the table above.

Derecognition of financial assets

We enter into transactions in the normal course of business in which we transfer recognized financial assets directly to third parties, but retain substantially all of the risks and rewards of those assets. The risks include credit, interest rate, foreign exchange, pre-payment and other price risks whereas the rewards include income streams associated with the assets. Due to the retention of risks, the transferred financial assets are not derecognized and such transfers are accounted for as secured borrowing transactions.

The majority of our financial assets transferred to non-consolidated entities that do not qualify for derecognition are: (i) residential mortgage loans under securitization transactions; (ii) securities held by counterparties as collateral under repurchase agreements; and (iii) securities lent under securities lending agreements.

Residential mortgage securitizations

We securitize fully insured fixed- and variable-rate residential mortgage pools through the creation of National Housing Act (NHA) MBS under the NHA MBS Program, sponsored by the CMHC. Under the Canada Mortgage Bond Program, sponsored by the CMHC, we sell MBS to a government-sponsored securitization trust that issues securities to investors. We do not consolidate the securitization trust. We may act as a counterparty in interest rate swap agreements where we pay the trust the interest due to investors and receive the interest on the MBS. We have also sold MBS directly to the CMHC under the Government of Canada’s Insured Mortgage Purchase Program as well as other third-party investors.

The sale of mortgage pools that comprise the NHA MBS do not qualify for derecognition as we retain the pre-payment, credit, and interest rate risks associated with the mortgages, which represent substantially all the risks and rewards. As a result, the mortgages remain on our consolidated balance sheet and are carried at amortized cost. We also recognize the cash proceeds from the securitization as Deposits – Secured borrowing liabilities.

Securities held by counterparties as collateral under repurchase agreements

We enter into arrangements whereby we sell securities but enter into simultaneous arrangements to repurchase the securities at a fixed price on a future date thereby retaining substantially all the risks and rewards. As a result, the securities remain on our consolidated balance sheet.

Securities lent for cash collateral or for securities collateral

We enter into arrangements whereby we lend securities but with arrangements to receive the securities at a future date, thereby retaining substantially all the risks and rewards. As a result, the securities remain on our consolidated balance sheet.

CIBC 2015 ANNUAL REPORT	125

Consolidated financial statements

The following table provides the carrying amount and fair value of transferred financial assets that did not qualify for derecognition and the associated financial liabilities:

$ millions, as at October 31		2015		2014
	Carrying amount	Fair value	Carrying amount	Fair value
Residential mortgage securitizations (1)	$21,793	$21,911	$22,048	$22,083
Securities held by counterparties as collateral under repurchase agreements (2)(3)	3,353	3,353	2,033	2,033
Securities lent for securities collateral (2)(3)	16,864	16,864	14,966	14,966
	$42,010	$42,128	$39,047	$39,082
Carrying amount of associated liabilities (4)	$43,117	$43,337	$39,901	$40,176

(1)	Includes $2.2 billion (2014: $1.3 billion) of mortgages underlying MBS held by CMHC counterparties as collateral under repurchase agreements. Government of Canada bonds have also been pledged as collateral to CMHC counterparties. Certain cash in transit balances related to the securitization process amounting to $770 million (2014: $817 million) have been applied to reduce these balances.
(2)	Does not include over-collateralization of assets pledged.
(3)	Excludes third-party pledged assets.
(4)	Includes the obligation to return off-balance sheet securities collateral on securities lent.

Additionally, we securitized $32.7 billion with a fair value of $32.8 billion (2014: $33.1 billion with a fair value of $33.1 billion) of mortgages that were not transferred to external parties.

Note 7	Land, buildings and equipment

$ millions, as at or for the year ended October 31		Land and buildings (1)	Computer equipment	Office furniture and other equipment (2)	Leasehold improvements	Total
2015	Cost
	Balance at beginning of year	$1,350	$947	$797	$928	$4,022
	Additions (3)	32	128	61	67	288
	Disposals (4)	(1)	(196)	(50)	(68)	(315)
	Adjustments (5)	121	17	17	14	169
	Balance at end of year	$1,502	$896	$825	$941	$4,164
2014	Balance at end of year	$1,350	$947	$797	$928	$4,022
2015	Accumulated amortization
	Balance at beginning of year	$547	$724	$370	$584	$2,225
	Amortization and impairment (4)(6)	40	107	42	60	249
	Disposals (4)	–	(166)	(47)	(66)	(279)
	Adjustments (5)	43	15	7	7	72
	Balance at end of year	$630	$680	$372	$585	$2,267
2014	Balance at end of year	$547	$724	$370	$584	$2,225
	Net book value
	As at October 31, 2015	$872	$216	$453	$356	$1,897
	As at October 31, 2014	$803	$223	$427	$344	$1,797

(1)	Includes land and building underlying a finance lease arrangement. See below for further details.
(2)	Includes $129 million (2014: $126 million) of work-in-progress not subject to amortization.
(3)	Includes acquisitions through business combinations of nil (2014: $10 million).
(4)	Includes write-offs of fully amortized assets.
(5)	Includes foreign currency translation adjustments.
(6)	Includes $2 million (2014: nil) of impairment loss relating to leasehold improvements.

Net additions and disposals during the year were: Retail and Business Banking net additions of $37 million (2014: net additions of $103 million); Wealth Management net disposals of $5 million (2014: net additions of $11 million); Capital Markets net disposals of $4 million (2014: net disposals of $1 million); and Corporate and Other net disposals of $55 million (2014: net additions of $73 million).

Finance lease property

Included in land and buildings above is a finance lease property, a portion of which is rented out and considered an investment property. The carrying value of the finance lease property is as follows:

$ millions, for the year ended October 31	2015	2014
Balance at beginning of year	$392	$382
Amortization	(22)	(20)
Foreign currency adjustments	62	30
Balance at end of year	$432	$392

Rental income of $94 million (2014: $81 million; 2013: $72 million) was generated from the investment property. Interest expense of $30 million (2014: $28 million; 2013: $28 million) and non-interest expenses of $46 million (2014: $42 million; 2013: $30 million) were incurred in respect of the finance lease property. Our commitment related to the finance lease is disclosed in Note 22.

126	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Note 8	Goodwill, software and other intangible assets

Goodwill

The carrying amount of goodwill is reviewed for impairment annually as at August 1 and whenever there are events or changes in circumstances which indicate that the carrying amount may not be recoverable. Goodwill is allocated to CGUs for the purposes of impairment testing based on the lowest level for which identifiable cash inflows are largely independent of cash inflows from other assets or groups of assets. The goodwill impairment test is performed by comparing the recoverable amount of the CGU to which goodwill has been allocated, with the carrying amount of the CGU including goodwill, with any deficiency recognized as impairment to goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell and value in use.

We have three significant CGUs to which goodwill has been allocated. The changes in the carrying amount of goodwill are allocated to each CGU as follows:

		CGUs
$ millions, for the year ended October 31		CIBC FirstCaribbean	Canadian Wealth Management	Atlantic Trust	Other	Total
2015	Balance at beginning of year	$353	$884	$89	$124	$1,450
	Acquisitions	–	–	–	–	–
	Impairment	–	–	–	–	–
	Foreign currency translation adjustments	57	–	16	3	76
	Balance at end of year	$410	$884	$105	$127	$1,526
2014	Balance at beginning of year (1)	$727	$884	$–	$122	$1,733
	Acquisitions	–	–	84	–	84
	Impairment	(420)	–	–	–	(420)
	Foreign currency translation adjustments	46	–	5	2	53
	Balance at end of year	$353	$884	$89	$124	$1,450

(1)	Net of cumulative impairment charges for FirstCaribbean International Bank Limited (CIBC FirstCaribbean) goodwill of $203 million, nil for other CGUs.

Impairment testing of goodwill and key assumptions

CIBC FirstCaribbean

CIBC became the majority shareholder of CIBC FirstCaribbean in December 2006 and now holds 91.7% of its shares. CIBC FirstCaribbean is a major Caribbean bank offering a full range of financial services in corporate banking, retail banking, wealth management, credit cards, treasury sales and trading, and investment banking. CIBC FirstCaribbean, which has assets of over US$10 billion, operates in the Caribbean and is traded on the stock exchanges of Barbados, Trinidad, Bahamas and Eastern Caribbean. The results of CIBC FirstCaribbean are included in Corporate and Other.

The recoverable amount of CIBC FirstCaribbean is based on a value in use calculation that is estimated using a five-year cash flow projection approved by management of CIBC FirstCaribbean and an estimate of the capital required to be maintained in the region to support ongoing operations.

During the second quarter of 2014, we revised our expectations concerning the extent and timing of the recovery of economic conditions in the Caribbean region. We identified this change in expectation as an indicator of impairment and therefore estimated the recoverable amount of CIBC FirstCaribbean as at April 30, 2014 based on forecasts which reflected management’s belief that the economic recovery expected in the Caribbean region would occur over a longer period of time than previously forecasted, and that estimated realizable values of underlying collateral for non-performing loans would be lower than previously expected. We determined that the carrying amount of the CIBC FirstCaribbean CGU exceeded our estimate of its recoverable amount and, as a result, we recognized a goodwill impairment charge of $420 million (US$383 million) during the three months ended April 30, 2014, which reduced the carrying amount of the goodwill to $344 million (US$314 million) as at April 30, 2014. We also performed our annual impairment test as of August 1, 2014 based on an updated five-year forecast which continued to reflect the challenging economic conditions and an expected, but delayed, recovery in those conditions within the Caribbean region. No additional impairment loss was recognized during the fourth quarter of 2014.

During the second quarter of 2015, we observed a change in certain forward-looking assumptions which reduced the interest income projections that were reflected in the five-year forecast used in our 2014 annual impairment test. While this caused us to revise our five-year forecast and re-estimate the recoverable amount of the CIBC FirstCaribbean CGU as at April 30, 2015, no impairment resulted. We also performed our annual impairment test as of August 1, 2015 based on an updated five-year forecast prepared by management of CIBC FirstCaribbean during the fourth quarter of 2015, which also did not result in an impairment charge. In both of our 2015 impairment tests the forecast for CIBC FirstCaribbean reflected the currently challenging, but improving, economic conditions which continue to persist in the Caribbean region, as well as an expected further recovery in those conditions during the forecast period.

A terminal growth rate of 2.5% as at August 1, 2015 (August 1, 2014: 2.5%, April 30, 2014: 2.5%) was applied to the years after the five-year forecast. All of the forecasted cash flows were discounted at an after-tax rate of 13% as at August 1, 2015 (14.38% pre-tax) which we believe to be a risk-adjusted interest rate appropriate to CIBC FirstCaribbean (we used an identical after-tax rate of 13% as at August 1, 2014 and as at April 30, 2014). The determination of a discount rate and a terminal growth rate require the exercise of judgment. The discount rate was determined based on the following primary factors: (i) the risk-free rate, (ii) an equity risk premium, (iii) beta adjustment to the equity risk premium based on a review of betas of comparable publicly traded financial institutions in the region, and (iv) a country risk premium. The terminal growth rate was based on management’s expectations of real growth and forecast inflation rates.

Estimation of the recoverable amount is an area of significant judgment. Reductions in the estimated recoverable amount could arise from various factors, such as, reductions in forecasted cash flows, an increase in the assumed level of required capital, and any adverse changes to the discount rate or the terminal growth rate either in isolation or in any combination thereof. We estimated that a 10% decrease in each of the terminal year’s and subsequent years’ forecasted cash flows would result in a reduction in the estimated recoverable amount of the CIBC FirstCaribbean CGU of approximately $135 million as at August 1, 2015. We also estimated that a 50 basis point increase in the after-tax discount rate would result in a reduction in the estimated recoverable amount of the CIBC FirstCaribbean CGU of approximately $90 million as at August 1, 2015. These sensitivities are indicative only and should be considered with caution, as the effect of the variation in each assumption on the estimated recoverable amount is calculated in isolation without changing any other assumptions. In practice, changes in one factor may result in changes in another, which may magnify, counteract or obfuscate the disclosed sensitivities.

CIBC 2015 ANNUAL REPORT	127

Consolidated financial statements

Canadian Wealth Management

The recoverable amount of the Canadian Wealth Management CGU is based on a fair value less cost to sell calculation. The fair value is estimated using an earnings-based approach whereby the forecasted earnings are based on the Wealth Management internal plan which was approved by management and covers a three-year period. The calculation incorporated the forecasted earnings multiplied by an earnings multiple derived from observable price-to-earnings multiples of comparable wealth management institutions. The price-to-earnings multiples used ranged from 11.2 to 17.0 for the impairment testing performed as at August 1, 2015 (August 1, 2014: 14.1 to 17.1). The resulting fair value measurement is categorized as Level 3 in the fair value hierarchy as certain significant inputs are not observable.

We have determined that for the impairment testing performed as at August 1, 2015, the estimated recoverable amount of the Wealth Management CGU was well in excess of its carrying amount. As a result, no impairment charge was recognized during 2015.

If alternative reasonably possible changes in key assumptions were applied, the result of the impairment test would not differ.

Atlantic Trust

The recoverable amount of the Atlantic Trust CGU is estimated using a value in use calculation that was based primarily on a three-year plan which was reviewed by senior management and included in the three-year consolidated CIBC plan that was reviewed by the Board.

We have determined that for the impairment testing performed as at August 1, 2015, the estimated recoverable amount of the Atlantic Trust CGU was in excess of its carrying amount. As a result, no impairment charge was recognized during 2015. A terminal growth rate of 3% (August 1, 2014: 3%) was applied to the terminal forecast year. All of the forecasted cash flows were discounted at a rate of 13% (August 1, 2014: 13%) which we believe to be a risk-adjusted interest rate appropriate to Atlantic Trust.

If alternative reasonably possible changes in key assumptions were applied, the result of the impairment test would not differ.

Other

The goodwill relating to the Other CGUs is comprised of amounts which individually are not considered to be significant. We have determined that for the impairment testing performed as at August 1, 2015, the estimated recoverable amount of these CGUs was in excess of their carrying amounts.

Allocation to strategic business units

Goodwill of $1,526 million (2014: $1,450 million) is allocated to the strategic business units (SBUs) as follows: Wealth Management of $989 million (2014: $973 million), Corporate and Other of $459 million (2014: $403 million), Capital Markets of $63 million (2014: $59 million) and Retail and Business Banking of $15 million (2014: $15 million).

Software and other intangible assets

The carrying amount of indefinite-lived intangible assets is provided in the following table:

$ millions, as at or for the year ended October 31		Contract based (1)	Brand name (2)	Total
2015	Balance at beginning of year	$116	$22	$138
	Foreign currency translation adjustments	–	4	4
	Balance at end of year	$116	$26	$142
2014	Balance at beginning of year	$116	$20	$136
	Foreign currency translation adjustments	–	2	2
	Balance at end of year	$116	$22	$138

(1)	Represents management contracts purchased as part of past acquisitions.
(2)	Acquired as part of the CIBC FirstCaribbean acquisition.

128	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

The components of finite-lived software and other intangible assets are as follows:

$ millions, as at or for the year ended October 31		Software (1)	Core deposit intangibles (2)	Contract based (3)	Customer relationships (4)	Total
2015	Gross carrying amount
	Balance at beginning of year	$1,544	$275	$50	$173	$2,042
	Additions	383	–	11	–	394
	Disposals (5)	(109)	(20)	(22)	–	(151)
	Adjustments (6)	19	41	2	15	77
	Balance at end of year	$1,837	$296	$41	$188	$2,362
2014	Balance at end of year	$1,544	$275	$50	$173	$2,042
2015	Accumulated amortization
	Balance at beginning of year	$926	$192	$47	$48	$1,213
	Amortization and impairment (5)(7)	154	11	5	16	186
	Disposals (5)	(97)	(20)	(22)	–	(139)
	Adjustments (6)	16	28	1	2	47
	Balance at end of year	$999	$211	$31	$66	$1,307
2014	Balance at end of year	$926	$192	$47	$48	$1,213
	Net book value
	As at October 31, 2015	$838	$85	$10	$122	$1,055
	As at October 31, 2014	$618	$83	$3	$125	$829

(1)	Includes $405 million (2014: $252 million) of work-in-progress not subject to amortization.
(2)	Acquired as part of the CIBC FirstCaribbean acquisition.
(3)	Represents a combination of management contracts purchased as part of past acquisitions.
(4)	Represents customer relationships associated with the acquisitions of Atlantic Trust, Griffis & Small, LLC, the private wealth management business of MFS McLean Budden, and the MasterCard portfolio.
(5)	Includes write-offs of fully amortized assets.
(6)	Includes foreign currency translation adjustments.
(7)	Includes impairment losses relating to software of $2 million (2014: nil).

Net additions and disposals of gross carrying amount during the year were: Retail and Business Banking net disposals of $17 million (2014: net disposals of $23 million); Wealth Management net disposals of $1 million (2014: net disposals of nil); Capital Markets net disposals of nil (2014: net disposals of $2 million); and Corporate and Other net additions of $261 million (2014: net additions of $133 million).

Note 9	Other assets

$ millions, as at October 31	2015	2014
Accrued interest receivable	$735	$623
Defined benefit asset (Note 19)	518	120
Gold and silver certificates	427	381
Brokers’ client accounts	734	449
Current tax receivable	1,724	1,827
Other prepayments	748	646
Cheques and other items in transit, net	655	797
Derivative collateral receivable	5,460	3,756
Accounts receivable	601	439
Other	457	417
	$12,059	$9,455

CIBC 2015 ANNUAL REPORT	129

Consolidated financial statements

Note 10	Deposits(1)(2)

$ millions, as at October 31	Payable on demand (3)	Payable after notice (4)	Payable on a fixed date (5)	2015 Total	2014 Total
Personal	$10,956	$85,150	$41,272	$137,378	$130,085
Business and government (6)	40,540	29,325	108,985	178,850	148,793
Bank	2,335	122	8,328	10,785	7,732
Secured borrowings (7)	–	–	39,644	39,644	38,783
	$53,831	$114,597	$198,229	$366,657	$325,393
Comprises:
Held at amortized cost				$364,282	$323,336
Designated at fair value				2,375	2,057
				$366,657	$325,393
Total deposits include:
Non-interest-bearing deposits
In domestic offices				$41,614	$38,624
In foreign offices				3,583	2,907
Interest-bearing deposits
In domestic offices				253,989	235,328
In foreign offices				65,673	47,914
U.S. federal funds purchased				1,798	620
				$366,657	$325,393

(1)	Includes deposits of $101.4 billion (2014: $78.1 billion) denominated in U.S. dollars and deposits of $14.2 billion (2014: $9.3 billion) denominated in other foreign currencies.
(2)	Net of purchased notes of $2,428 million (2014: $1,957 million).
(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6)	Includes $1,680 million (2014: $1,651 million) of Notes issued to CIBC Capital Trust.
(7)	Comprises liabilities issued by or as a result of activities associated with the securitization of residential mortgages, Covered Bond Programme, and consolidated securitization vehicles.

Note 11	Other liabilities

$ millions, as at October 31	2015	2014
Accrued interest payable	$1,060	$1,137
Defined benefit liability (Note 19)	746	818
Gold and silver certificates	131	120
Brokers’ client accounts	1,418	859
Derivative collateral payable	2,751	2,241
Other deferred items	603	526
Negotiable instruments	799	1,025
Accounts payable and accrued expenses	1,514	1,152
Other	3,173	3,025
	$12,195	$10,903

130	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Note 12	Derivative instruments

As described in Note 1, in the normal course of business, we use various derivative instruments for both trading and ALM purposes. These derivatives limit, modify or give rise to varying degrees and types of risk.

$ millions, as at October 31		2015		2014
	Assets	Liabilities	Assets	Liabilities
Trading (Note 2)	$22,760	$25,059	$18,122	$20,167
ALM (Note 2)
Designated accounting hedges (Note 13)	2,562	2,663	1,599	1,096
Economic hedges (1)	1,020	1,335	959	578
	$26,342	$29,057	$20,680	$21,841

(1)	Comprises derivatives not designated in hedge accounting relationships under IAS 39.

Derivatives used by CIBC

The majority of our derivative contracts are OTC transactions. OTC transactions consist of (i) contracts that are bilaterally negotiated and settled between CIBC and the counterparty to the contract and (ii) contracts that are bilaterally negotiated and then cleared through a central counterparty (CCP). Bilaterally negotiated and settled contracts are usually traded under a standardized International Swaps and Derivatives Association (ISDA) agreement with collateral posting arrangements between CIBC and its counterparties. Terms are negotiated directly with counterparties and the contracts have industry-standard settlement mechanisms prescribed by ISDA. Centrally cleared contracts are generally bilaterally negotiated and then novated to, and cleared through, a CCP. The industry promotes the use of CCPs to clear OTC trades. The trend toward central clearing of derivative contracts generally facilitates the reduction of credit exposures due to the ability to net settle offsetting positions. Consequently, derivative contracts cleared through CCPs generally attract less capital relative to those settled with non-CCPs.

The remainder of our derivative contracts are exchange-traded derivatives which are standardized in terms of their amounts and settlement dates, and are bought and sold on organized and regulated exchanges. These exchange-traded derivative contracts consist primarily of options and futures.

Interest rate derivatives

Forward rate agreements are OTC contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place. Certain forward rate agreements are bilaterally transacted and then novated and settled through a clearing house which acts as a CCP.

Interest rate swaps are OTC contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time, with both calculated on a specified notional principal amount. No exchange of principal amount takes place. Certain interest rate swaps are bilaterally transacted and then novated and settled through a clearing house which acts as a CCP.

Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, to either buy or sell, on a specified future date or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument has a market price which varies in response to changes in interest rates. Options are transacted in both OTC and exchange markets.

Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted through an exchange.

Foreign exchange derivatives

Foreign exchange forwards are OTC contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.

Foreign exchange futures contracts are similar in mechanics to foreign exchange forward contracts except that they are in standard currency amounts with standard settlement dates and are transacted through an exchange.

Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a currency is simultaneously purchased in the spot market and sold for a different currency in the forward market, or vice versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.

Credit derivatives

Credit derivatives are OTC contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are CDS and certain TRS.

CDS contracts provide protection against the decline in value of a reference asset as a result of specified credit events such as default or bankruptcy. These derivatives are similar in structure to an option whereby the purchaser pays a premium to the seller of the CDS contract in return for payment contingent on the occurrence of a credit event. The protection purchaser has recourse to the protection seller for the difference between the face value of the CDS contract and the fair value of the reference asset at the time of settlement. Neither the purchaser nor the seller under the CDS contract has recourse to the entity that issued the reference asset. Certain CDS contracts are cleared through a CCP.

In credit derivative TRS contracts, one counterparty agrees to pay or receive cash amounts based on the returns of a reference asset, including interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event. Upon the occurrence of a credit event, the parties may either exchange cash payments according to the value of the defaulted assets or exchange cash based on the notional amount for physical delivery of the defaulted assets.

Within our structured credit run-off business, we have purchased and sold credit protection with CDS and TRS contracts on reference assets that include corporate debt, CDOs of residential mortgages, trust preferred securities, and CLOs.

CIBC 2015 ANNUAL REPORT	131

Consolidated financial statements

Equity derivatives

Equity swaps are OTC contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock in exchange for amounts that are based either on prevailing market funding rates or changes in the value of a different stock index, basket of stocks or a single stock. These contracts generally include payments in respect of dividends.

Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks, or a single stock at a contracted price. Options are transacted in both OTC and exchange markets.

Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is generally no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.

Precious metal and other commodity derivatives

We also transact in other derivative products, including commodity forwards, futures, swaps and options, such as precious metal and energy-related products in both OTC and exchange markets.

Notional amounts

The notional amounts are not recorded as assets or liabilities, as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. In most cases, notional amounts do not represent the potential gain or loss associated with market or credit risk of such instruments.

The following table presents the notional amounts of derivative instruments:

$ millions, as at October 31						2015		2014
	Residual term to contractual maturity
	Less than 1 year	1 to 5 years	Over 5 years	Total notional amounts	Trading	ALM	Trading	ALM
Interest rate derivatives
Over-the-counter
Forward rate agreements	$10,711	$202	$–	$10,913	$5,392	$5,521	$6,072	$3,448
Centrally cleared forward rate agreements	135,796	5,010	–	140,806	140,806	–	157,773	–
Swap contracts	101,614	192,438	81,841	375,893	270,991	104,902	331,657	118,049
Centrally cleared swap contracts	274,242	494,314	129,316	897,872	732,249	165,623	510,420	116,125
Purchased options	234	4,358	3,544	8,136	3,980	4,156	4,367	1,625
Written options	2,194	1,927	411	4,532	4,532	–	4,754	325
	524,791	698,249	215,112	1,438,152	1,157,950	280,202	1,015,043	239,572
Exchange-traded
Futures contracts	59,385	18,505	–	77,890	76,782	1,108	58,260	1,084
Purchased options	1	–	–	1	1	–	7,664	–
Written options	8	–	–	8	8	–	12,623	–
	59,394	18,505	–	77,899	76,791	1,108	78,547	1,084
Total interest rate derivatives	584,185	716,754	215,112	1,516,051	1,234,741	281,310	1,093,590	240,656
Foreign exchange derivatives
Over-the-counter
Forward contracts	255,675	6,626	849	263,150	254,096	9,054	189,014	14,957
Swap contracts	133,956	52,357	13,984	200,297	157,206	43,091	128,094	28,875
Purchased options	18,774	741	35	19,550	19,550	–	26,492	16
Written options	22,273	392	56	22,721	22,594	127	28,308	182
	430,678	60,116	14,924	505,718	453,446	52,272	371,908	44,030
Exchange-traded
Futures contracts	–	–	–	–	–	–	–	–
Total foreign exchange derivatives	430,678	60,116	14,924	505,718	453,446	52,272	371,908	44,030
Credit derivatives
Over-the-counter
Total return swap contracts – protection sold	112	407	–	519	519	–	1,216	–
Credit default swap contracts – protection purchased	512	6,068	13	6,593	6,593	–	7,910	400
Centrally cleared credit default swap contracts – protection purchased	–	612	1,765	2,377	1,991	386	10,349	–
Credit default swap contracts – protection sold	94	4,675	263	5,032	5,032	–	5,118	–
Centrally cleared credit default swap contracts – protection sold	–	458	274	732	732	–	8,760	–
Total credit derivatives	718	12,220	2,315	15,253	14,867	386	33,353	400
Equity derivatives
Over-the-counter	37,915	4,961	60	42,936	42,125	811	39,341	921
Exchange-traded	14,495	4,322	487	19,304	19,304	–	16,332	–
Total equity derivatives	52,410	9,283	547	62,240	61,429	811	55,673	921
Precious metal derivatives
Over-the-counter	1,440	6	–	1,446	1,446	–	837	–
Exchange-traded	2,999	–	–	2,999	2,999	–	2,750	–
Total precious metal derivatives	4,439	6	–	4,445	4,445	–	3,587	–
Other commodity derivatives
Over-the-counter	6,941	11,338	392	18,671	18,671	–	19,611	–
Centrally cleared commodity derivatives	11	3	–	14	14	–	42	–
Exchange-traded	12,184	5,809	56	18,049	18,049	–	21,832	–
Total other commodity derivatives	19,136	17,150	448	36,734	36,734	–	41,485	–
Total notional amount of which:	$1,091,566	$815,529	$233,346	$2,140,441	$1,805,662	$334,779	$1,599,596	$286,007
Over-the-counter (1)	1,002,494	786,893	232,803	2,022,190	1,688,519	333,671	1,480,135	284,923
Exchange-traded	89,072	28,636	543	118,251	117,143	1,108	119,461	1,084

(1)	For OTC derivatives that are not centrally cleared, $806.7 billion (2014: $815.7 billion) are with counterparties that have two-way collateral posting arrangements, $13.7 billion (2014: $19.8 billion) are with counterparties that have one-way collateral posting arrangements, and $160.0 billion (2014: $126.2 billion) are with counterparties that have no collateral posting arrangements. All counterparties with whom we have one-way collateral posting arrangements are sovereign entities.

132	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Risk

In the following sections, we discuss the risks related to the use of derivatives and how we manage these risks.

Market risk

Derivatives, in the absence of any compensating upfront cash payments, generally have no or small market values at inception. They obtain value as relevant interest rates, foreign exchange rates, equity, commodity, credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry. The potential for derivatives to increase or decrease in value as a result of the aforementioned factors is generally referred to as market risk.

Market risk arising from derivative trading activities is managed in order to mitigate risk with a view to maximize trading income. To manage market risk, we may enter into contracts with other market makers or undertake cash market hedges.

Credit risk

Credit risk arises from the potential for a counterparty to default on its contractual obligations and the possibility that prevailing market conditions are such that we would incur a loss in replacing the defaulted transaction. We limit the credit risk of OTC derivatives through the use of ISDA master netting agreements, collateral, CCPs and other credit mitigation techniques. We will, going forward, clear all eligible derivatives through CCPs in accordance with various global initiatives. Where feasible, we will novate existing bilaterally negotiated and settled derivatives to a CCP in an effort to reduce CIBC’s credit risk exposure.

We negotiate netting agreements to contain the build-up of credit exposure resulting from multiple transactions with more active counterparties. Such agreements provide for the simultaneous close-out and netting of all transactions with a counterparty, in the case of a counterparty default. A number of these agreements incorporate a Credit Support Annex, which is a bilateral security agreement that, among other things, provides for the exchange of collateral between parties in the event that one party’s exposure to the other exceeds agreed upon thresholds.

Written OTC options, including CDS, generally have no credit risk for the writer if the counterparty has already performed in accordance with the terms of the contract through payment of the premium at inception. These written options will, however, have some credit risk to the extent of any unpaid premiums.

Credit risk on exchange-traded futures and options is limited, as these transactions are standardized contracts executed on established exchanges, whose CCPs assume the obligations of both counterparties. Similarly, swaps that are centrally cleared represent limited credit risk because these transactions are novated to the CCP, which assumes the obligations of the original bilateral counterparty. All exchange-traded and centrally cleared contracts are subject to initial margin and daily settlement of variation margins, designed to protect participants from losses incurred from a counterparty default.

The following table summarizes our credit exposure arising from derivatives, except for those that are traded on an exchange or are CCP settled, as they are subject to daily margining requirements. The calculation of the risk-weighted amount is prescribed by OSFI. The current replacement cost is the estimated cost to replace all contracts that have a positive market value, representing an unrealized gain to us. The replacement cost of an instrument is dependent upon its terms relative to prevailing market prices, and will fluctuate as market prices change and as the derivative approaches its scheduled maturity.

The credit equivalent amount is the sum of the current replacement cost and the potential credit exposure. The potential credit exposure is an estimate of the amount by which the current replacement cost could increase over the remaining term of each transaction, based on a formula prescribed by OSFI. The credit equivalent amount is then multiplied by counterparty risk variables that are adjusted for the impact of collateral and guarantees to arrive at the risk-weighted amount. The risk-weighted amount is used in determining the regulatory capital requirements for derivatives.

CIBC 2015 ANNUAL REPORT	133

Consolidated financial statements

$ millions, as at October 31					2015					2014
	Current replacement cost			Credit equivalent amount (1)	Risk- weighted amount	Current replacement cost			Credit equivalent amount (1)	Risk- weighted amount
	Trading	ALM	Total			Trading	ALM	Total
Interest rate derivatives
Over-the-counter
Forward rate agreements	$65	$–	$65	$69	$8	$82	$–	$82	$48	$4
Swap contracts	11,742	928	12,670	4,536	884	9,850	900	10,750	3,291	637
Purchased options	161	8	169	38	26	153	4	157	22	10
	11,968	936	12,904	4,643	918	10,085	904	10,989	3,361	651
Exchange-traded	–	–	–	89	3	5	–	5	92	2
	11,968	936	12,904	4,732	921	10,090	904	10,994	3,453	653
Foreign exchange derivatives
Over-the-counter
Forward contracts	2,527	53	2,580	2,541	668	2,045	103	2,148	2,040	528
Swap contracts	5,290	2,540	7,830	3,456	656	3,833	1,519	5,352	2,730	497
Purchased options	329	–	329	403	173	322	–	322	295	108
	8,146	2,593	10,739	6,400	1,497	6,200	1,622	7,822	5,065	1,133
Credit derivatives
Over-the-counter
Credit default swap contracts
– protection purchased	171	3	174	204	14	203	–	203	1,346	46
– protection sold	9	–	9	9	–	194	–	194	876	18
	180	3	183	213	14	397	–	397	2,222	64
Equity derivatives
Over-the-counter	547	50	597	1,590	254	367	32	399	1,343	141
Exchange-traded	398	–	398	1,342	36	320	–	320	558	16
	945	50	995	2,932	290	687	32	719	1,901	157
Precious metal derivatives
Over-the-counter	31	–	31	20	6	16	–	16	6	2
Exchange-traded	14	–	14	224	8	80	–	80	12	1
	45	–	45	244	14	96	–	96	18	3
Other commodity derivatives
Over-the-counter	1,102	–	1,102	1,737	616	438	–	438	1,236	438
Exchange-traded	374	–	374	2,299	77	214	–	214	1,826	44
	1,476	–	1,476	4,036	693	652	–	652	3,062	482
Non-trade exposure related to central counterparties					347					281
CET 1 CVA charge					2,685					1,392
Total derivatives before netting	22,760	3,582	26,342	18,557	6,461	18,122	2,558	20,680	15,721	4,165
Less: effect of netting			(17,060)					(14,549)
Total derivatives			$9,282	$18,557	$6,461			$6,131	$15,721	$4,165

(1)	Sum of current replacement cost and potential future exposure, adjusted for the master netting agreements and the impact of collateral amounting to $3,586 million (2014: $2,721 million). The collateral comprises cash of $2,528 million (2014: $1,919 million) and government securities of $1,058 million (2014: $802 million).

CVA

A CVA is determined using the fair value based exposure we have on derivative contracts. We believe that we have made appropriate fair value adjustments to date. The establishment of fair value adjustments involves estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments on an ongoing basis. Market and economic conditions relating to derivative counterparties may change in the future, which could result in significant future losses.

Financial guarantors

Contracts we have with financial guarantors are primarily credit derivatives. Fair value based exposure for credit derivatives is determined using the market value of the underlying reference assets. Our counterparty credit charge is a function of the fair value based exposure and our assessment of the counterparty credit risk. Counterparty credit risk is calculated using market-observed credit spreads, where available and appropriate, or through the use of equivalent credit proxies, or through an assessment of net recoverable value. During the year, we recorded a gain of $6 million (2014: $18 million; 2013: $49 million) against our receivables from financial guarantors. We have not terminated any contracts with financial guarantors during the year (2014: recorded a loss of $9 million; 2013: gain of $6 million). The fair value of derivative contracts with financial guarantors, net of CVA, was $9 million (2014: $30 million).

Non-financial guarantors

Our methodology in establishing CVA against other derivative counterparties is also calculated using a fair value based exposure measure. We use market-observed credit spreads or proxies, as appropriate. During the year, we recorded a loss of $7 million (2014: loss of $1 million, excluding the impact of the adoption of FVA; 2013: gain of $24 million) on our positions with non-financial guarantors derivative counterparties.

134	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Note 13	Designated accounting hedges

The following table presents the hedge ineffectiveness gains (losses) recognized in the consolidated statement of income:

$ millions, for the year ended October 31	2015	2014	2013
Fair value hedges (1)
Gains (losses) on hedging instruments	$(213)	$(174)	$(377)
Gains (losses) on hedged items attributable to hedged risks	163	149	354
	$(50)	$(25)	$(23)
Cash flow hedges (2)(3)	$1	$1	$–

(1)	Recognized in Net interest income.
(2)	Recognized in Non-interest income – Other and Non-interest expenses – Other.
(3)	Includes NIFO hedges.

Portions of derivative gains (losses) that by designation were excluded from the assessment of hedge effectiveness for fair value, cash flow, and NIFO hedging activities are included in the consolidated statement of income, and are not significant for the years ended October 31, 2015, 2014 and 2013.

The following table presents the notional amounts and carrying value of our hedging-related derivative instruments:

$ millions, as at October 31			2015			2014
	Derivatives notional amount	Carrying value		Derivatives notional amount	Carrying value
		Positive	Negative		Positive	Negative
Fair value hedges	$140,891	$2,352	$1,466	$119,810	$1,417	$606
Cash flow hedges	19,329	210	162	6,348	182	35
NIFO hedges	4,038	–	1,035	3,538	–	455
	$164,258	$2,562	$2,663	$129,696	$1,599	$1,096

In addition, foreign currency denominated deposit liabilities of $43 million (2014: $34 million) and $1.8 billion (2014: $1.6 billion) have been designated as hedging instruments in fair value hedges of foreign exchange risk and NIFO hedges, respectively.

The cash flows designated as hedged items are expected to occur as follows:

$ millions, as at October 31		Within 1 year	1 to 3 years	3 to 8 years	Over 8 years
2015	Cash inflows	$–	$–	$–	$–
	Cash outflows	(336)	(566)	(41)	–
	Net cash flows	$(336)	$(566)	$(41)	$–
2014	Net cash flows	$(395)	$(561)	$(79)	$–

Cash flows designated in cash flow hedges of $145 million, $109 million and $41 million are expected to affect net income in the next 12 months, 1 to 3 years and 3 to 8 years, respectively (2014: $144 million, $114 million and $68 million, respectively).

CIBC 2015 ANNUAL REPORT	135

Consolidated financial statements

Note 14	Subordinated indebtedness

The debt issues included in the table below are outstanding unsecured obligations of CIBC and its subsidiaries and are subordinated to the claims of depositors and other creditors as set out in their terms. Foreign currency denominated indebtedness funds foreign currency denominated assets (including our net investments in foreign operations). All redemptions are subject to regulatory approval.

Terms of subordinated indebtedness

$ millions, as at October 31											2015			2014
				Earliest date redeemable
Interest rate %		Contractual maturity date		At greater of Canada Yield Price (1) and par	At par		Denominated in foreign currency			Par value	Carrying value (2)		Par value	Carrying value (2)
Fixed	(3)	September 23, 2018						TT$195 million		$ 40	$40		$35	$35
4.11	(4)	April 30, 2020		April 30, 2010	April 30, 2015	(5)				–	–		1,100	1,100
3.15	(6)	November 2, 2020			November 2, 2015					1,500	1,500	(7)	1,500	1,500
6.00	(8)	June 6, 2023		June 6, 2008	June 6, 2018					600	600		600	600
3.00	(9)	October 28, 2024			October 28, 2019					1,000	1,000		1,000	1,000
8.70		May 25, 2029	(10)							25	44		25	42
11.60		January 7, 2031		January 7, 1996						200	200		200	200
10.80		May 15, 2031		May 15, 2021						150	150		150	150
8.70		May 25, 2032	(10)							25	45		25	44
8.70		May 25, 2033	(10)							25	46		25	44
8.70		May 25, 2035	(10)							25	48		25	46
Floating	(11)	July 31, 2084			July 27, 1990		US$	116 million	(12)	151	151		168	168
Floating (13)		August 31, 2085			August 20, 1991			US$36 million	(14)	47	47		40	40
										3,788	3,871		4,893	4,969
Subordinated debt sold short (held) for trading purposes										3	3		9	9
										$ 3,791	$3,874		$4,902	$4,978

(1)	Canada Yield Price: a price calculated at the time of redemption to provide a yield to maturity equal to the yield of a Government of Canada bond of appropriate maturity plus a pre-determined spread.
(2)	Carrying values of fixed-rate subordinated indebtedness notes reflect the impact of interest rate hedges in an effective hedge relationship.
(3)	Guaranteed Subordinated Term Notes in Trinidad and Tobago dollars issued on March 23, 2007 by FirstCaribbean International Bank (Trinidad & Tobago) Limited, a subsidiary of CIBC FirstCaribbean, and guaranteed on a subordinated basis by CIBC FirstCaribbean. Interest rate is fixed for the first two years at 7.90%; then fixed for the next three years at 8.15%; thereafter fixed at 8.75% for the remaining tenor. Effective September 23, 2012, the subordinated notes were amended, and the maturity date was extended to September 23, 2018 and the interest was reduced to 4.35% per annum for the remaining term.
(4)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 1.90% above the three-month Canadian dollar bankers’ acceptance rate.
(5)	On April 30, 2015, we redeemed all $1.1 billion of our 4.11% Debentures due April 30, 2020. In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, plus accrued and unpaid interest thereon.
(6)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 1.27% above the three-month Canadian dollar bankers’ acceptance rate.
(7)	Subsequent to year end, on November 2, 2015, we redeemed all $1.5 billion of our 3.15% Debentures due November 2, 2020. In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, plus accrued and unpaid interest thereon.
(8)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 2.50% above the three-month Canadian dollar bankers’ acceptance rate.
(9)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 1.19% above the three-month Canadian dollar bankers’ acceptance rate. Debentures are also subject to a Non-Viability Contingent Capital (NVCC) provision, necessary for the Debentures to qualify as Tier 2 regulatory capital under Basel III. As such, the Debentures are automatically converted into common shares upon the occurrence of a Trigger Event as described in the capital adequacy guidelines. In such an event, the Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price of $5.00 per share (subject to adjustment in certain events as defined in the relevant prospectus supplement).
(10)	Not redeemable prior to maturity date.
(11)	Interest rate is based on the six-month US$ LIBOR plus 0.25%.
(12)	US$33 million (2014: US$10 million) of this issue was repurchased and cancelled during the year.
(13)	Interest rate is based on the six-month US$ LIBOR plus 0.125%.
(14)	Nil (2014: US$8 million) of this issue was repurchased and cancelled during the year.

136	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Note 15	Common and preferred share capital

Common shares

CIBC’s authorized capital consists of an unlimited number of common shares, without nominal or par value.

Normal course issuer bid

On September 16, 2015, we announced that the Toronto Stock Exchange (TSX) had accepted the notice of CIBC’s intention to commence a normal course issuer bid (NCIB). Purchases under this bid will terminate upon the earlier of (i) CIBC purchasing up to a maximum of 8 million common shares, (ii) CIBC providing a notice of termination, or (iii) September 17, 2016. We purchased and cancelled 115,900 common shares under this bid at an average price of $96.69 for a total amount of $11 million.

The following table shows common shares purchased and cancelled under previously expired NCIBs.

$ millions, except number of shares, as at or for the year ended October 31		2015		2014		2013		Total
TSX approval date	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
September 5, 2012 (1)	–	$–	–	$–	5,808,331	$475	5,808,331	$475
September 4, 2013 (2)	–	–	3,369,000	315	923,900	77	4,292,900	392
September 16, 2014	–	–	–	–	–	–	–	–
	–	$–	3,369,000	$315	6,732,231	$552	10,101,231	$867

(1)	Common shares were repurchased at an average price of $80.62 under this NCIB.
(2)	Common shares were repurchased at an average price of $91.31 under this NCIB.

Preferred shares

CIBC is authorized to issue an unlimited number of Class A Preferred Shares and Class B Preferred Shares without nominal or par value, issuable in series, provided that, for each class of preferred shares, the maximum aggregate consideration for all outstanding shares, at any time does not exceed $10 billion. There are no Class B Preferred Shares currently outstanding.

Outstanding shares and dividends paid

$ millions, except number of shares and per share amounts, as at or for the year ended October 31				2015				2014				2013
	Shares outstanding		Dividends paid		Shares outstanding		Dividends paid		Shares outstanding		Dividends paid
	Number of shares	Amount	Amount	$ per share	Number of shares	Amount	Amount	$ per share	Number of shares	Amount	Amount	$ per share
Common shares (1)	397,291,068	$7,813	$1,708	$4.30	397,021,477	$7,782	$1,567	$3.94	399,249,736	$7,753	$1,523	$3.80
Class A Preferred Shares
Series 26 (2)	–	$–	$–	$–	–	$–	$14	$1.44	10,000,000	$250	$14	$1.44
Series 27 (3)	–	–	4	0.35	12,000,000	300	17	1.40	12,000,000	300	17	1.40
Series 29 (4)	–	–	8	0.68	13,232,342	331	18	1.35	13,232,342	331	18	1.35
Series 33 (5)	–	–	–	–	–	–	12	1.00	12,000,000	300	16	1.34
Series 35 (6)	–	–	–	–	–	–	10	0.81	13,000,000	325	21	1.63
Series 37 (7)	–	–	–	–	–	–	10	1.22	8,000,000	200	13	1.63
Series 39 (8)	16,000,000	400	16	0.98	16,000,000	400	6	0.38	–	–	–	–
Series 41 (9)	12,000,000	300	10	0.82	–	–	–	–	–	–	–	–
Series 43 (10)	12,000,000	300	7	0.58	–	–	–	–	–	–	–	–
		$1,000	$45			$1,031	$87			$1,706	$99

(1)	Includes 6,491 treasury shares (2014: 22,339 held; 2013: 6,550 held).
(2)	We redeemed all of our 10 million Non-cumulative Class A Series 26 Preferred Shares with a par value of $25.00 each at a redemption price of $25.00 per share for cash on October 31, 2014.
(3)	We redeemed all of our 12 million Non-cumulative Class A Preferred Shares Series 27 with a par value of $25.00 each at a redemption price of $25.00 per share for cash on January 31, 2015.
(4)	We redeemed all of our 13,232,342 Non-cumulative Class A Preferred Shares Series 29 with a par value of $25.00 each at a redemption price of $25.00 per share for cash on April 30, 2015.
(5)	We redeemed all of our 12 million Non-cumulative Rate Reset Class A Series 33 Preferred Shares with a par value of $25.00 each at a redemption price of $25.00 per share for cash on July 31, 2014.
(6)	We redeemed all of our 13 million Non-cumulative Rate Reset Class A Series 35 Preferred Shares with a par value of $25.00 each at a redemption price of $25.00 per share for cash on April 30, 2014.
(7)	We redeemed all of our 8 million Non-cumulative Rate Reset Class A Series 37 Preferred Shares with a par value of $25.00 each at a redemption price of $25.00 per share for cash on July 31, 2014.
(8)	We issued 16 million Non-cumulative Rate Reset Class A Series 39 Preferred Shares with a par value of $25.00 per share, for the gross sales proceeds of $400 million on June 11, 2014.
(9)	We issued 12 million Non-cumulative Rate Reset Class A Series 41 Preferred Shares with a par value of $25.00 per share, for the gross sales proceeds of $300 million on December 16, 2014.
(10)	We issued 12 million Non-cumulative Rate Reset Class A Series 43 Preferred Shares with a par value of $25.00 per share, for the gross sales proceeds of $300 million on March 11, 2015.

Preferred share rights and privileges

Class A Preferred Shares

Each series of Class A Preferred Shares bears quarterly non-cumulative dividends. Non-cumulative Rate Reset Class A Preferred Shares Series 39, 41 and 43 (NVCC) are redeemable, subject to regulatory approval if required, for cash by CIBC on or after the specified redemption dates at the cash redemption prices indicated in the following table.

Non-cumulative Rate Reset Class A Preferred Shares Series 43 (NVCC)

On March 11, 2015, we issued 12 million Non-cumulative Rate Reset Class A Preferred Shares Series 43 (NVCC) (Series 43 shares) with a par value of $25.00 per share, for gross proceeds of $300 million. For the initial five year period to the earliest redemption date of July 31, 2020, the Series 43 shares pay quarterly cash dividends, if declared, at a rate of 3.60%. On July 31, 2020, and on July 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.79%.

Holders of the Series 43 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 44 (NVCC) (Series 44 shares), subject to certain conditions, on July 31, 2020 and on July 31 every five years thereafter. Holders of the Series 44 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.79%. Holders of the Series 44 shares may convert their shares on a one-for-one basis into Series 43 shares, subject to certain conditions, on July 31, 2025 and on July 31 every five years thereafter.

CIBC 2015 ANNUAL REPORT	137

Consolidated financial statements

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 43 shares at par on July 31, 2020 and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 44 shares at par on July 31, 2025 and on July 31 every five years thereafter.

Non-cumulative Rate Reset Class A Preferred Shares Series 41 (NVCC)

On December 16, 2014, we issued 12 million Non-cumulative Rate Reset Class A Preferred Shares Series 41 (NVCC) (Series 41 shares) with a par value of $25.00 per share, for gross proceeds of $300 million. For the initial five year period to the earliest redemption date of January 31, 2020, the Series 41 shares pay quarterly cash dividends, if declared, at a rate of 3.75%. On January 31, 2020, and on January 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.24%.

Holders of the Series 41 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 42 (NVCC) (Series 42 shares), subject to certain conditions, on January 31, 2020 and on January 31 every five years thereafter. Holders of the Series 42 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.24%. Holders of the Series 42 shares may convert their shares on a one-for-one basis into Series 41 shares, subject to certain conditions, on January 31, 2025 and on January 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 41 shares at par on January 31, 2020 and on January 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 42 shares at par on January 31, 2025 and on January 31 every five years thereafter.

Non-cumulative Rate Reset Class A Preferred Shares Series 39 (NVCC)

On June 11, 2014, we issued 16 million Non-cumulative Rate Reset Class A Preferred Shares Series 39 (NVCC) (Series 39 shares) with a par value of $25.00 per share, for gross proceeds of $400 million. For the initial five year period to the earliest redemption date of July 31, 2019, the Series 39 shares pay quarterly cash dividends, if declared, at a rate of 3.90%. On July 31, 2019, and on July 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.32%.

Holders of the Series 39 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 40 (NVCC) (Series 40 shares), subject to certain conditions, on July 31, 2019 and on July 31 every five years thereafter. Holders of the Series 40 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.32%. Holders of the Series 40 shares may convert their shares on a one-for-one basis into Series 39 shares, subject to certain conditions, on July 31, 2024 and on July 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 39 shares at par on July 31, 2019, and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 40 shares at par on July 31, 2024, and on July 31 every five years thereafter.

Series 39, Series 40, Series 41, Series 42, Series 43 and Series 44 shares are subject to an NVCC provision, necessary for the shares to qualify as regulatory capital under Basel III. As such, the shares are automatically converted into common shares upon the occurrence of a “Trigger Event” as described in the capital adequacy guidelines. Each such share is convertible into a number of common shares, determined by dividing the par value of $25.00 plus declared and unpaid dividends by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price of $5.00 per share (subject to adjustment in certain events as defined in the relevant prospectus supplement). We have recorded the Series 39, Series 41 and Series 43 shares as equity.

Terms of Class A Preferred Shares

Outstanding as at October 31, 2015	Quarterly dividends per share (1)	Earliest specified redemption date	Cash redemption price per share
Series 39	$0.243750	July 31, 2019	$25.00
Series 41	$0.234375	January 31, 2020	$25.00
Series 43	$0.225000	July 31, 2020	$25.00

(1)	Quarterly dividends may be adjusted depending on the timing of issuance or redemption.

Common shares issued

$ millions, except number of shares, as at or for the year ended October 31		2015		2014		2013
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Balance at beginning of year	397,021,477	$7,782	399,249,736	$7,753	404,484,938	$7,769
Issuance pursuant to:	–
Stock option plans	356,661	30	1,156,530	96	783,495	57
Shareholder investment plan (1)	–	–	–	–	7,672	1
Employee share purchase plan (2)	–	–	–	–	696,219	56
	397,378,138	$7,812	400,406,266	$7,849	405,972,324	$7,883
Purchase of common shares for cancellation	(115,900)	(2)	(3,369,000)	(65)	(6,732,231)	(130)
Treasury shares	28,830	3	(15,789)	(2)	9,643	–	(3)
Balance at end of year	397,291,068	$7,813	397,021,477	$7,782	399,249,736	$7,753

(1)	Commencing with the January 28, 2013 dividend payment, shares distributed under the Shareholder Investment Plan were acquired in the open market.
(2)	Commencing June 14, 2013, employee contributions to our Canadian ESPP were acquired in the open market. Previously these shares were issued from Treasury.
(3)	Due to rounding.

Common shares reserved for issue

As at October 31, 2015, 7,341,660 common shares (2014: 7,698,321) were reserved for future issue pursuant to stock option plans. As at October 31, 2015, 546,102,500 common shares (2014: 745,058,318) were reserved for future issue pursuant to instruments which include an NVCC provision requiring conversion into common shares upon the occurrence of a Trigger Event as described in the capital adequacy guidelines.

138	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Restrictions on the payment of dividends

Under Section 79 of the Bank Act (Canada), a bank, including CIBC, is prohibited from declaring or paying any dividends on its preferred or common shares if there are reasonable grounds for believing that the bank is, or the payment would cause it to be, in contravention of any capital adequacy or liquidity regulation or any direction to the bank made by OSFI.

In addition, our ability to pay common share dividends is also restricted by the terms of the outstanding preferred shares. These terms provide that we may not pay dividends on our common shares at any time without the approval of holders of the outstanding preferred shares, unless all dividends to preferred shareholders that are then payable have been declared and paid or set apart for payment.

We have agreed that if CIBC Capital Trust fails to pay any interest payments on its $1,300 million of CIBC Tier 1 Notes – Series A, due June 30, 2108 or its $300 million of CIBC Tier 1 Notes – Series B, due June 30, 2108, we will not declare dividends of any kind on any of our preferred or common shares for a specified period of time. For additional details see Note 16.

Currently, these limitations do not restrict the payment of dividends on our preferred or common shares.

Capital

Objectives, policy, and procedures

Our objective is to employ a strong and efficient capital base. We manage capital in accordance with a capital policy established by the Board. The policy includes specific guidelines that relate to capital strength, capital mix, dividends and return of capital, and the unconsolidated capital adequacy of regulated entities and capital is monitored continuously for compliance.

Each year, a Capital Plan and three-year outlook are established, which encompass all of the associated elements of capital: forecasts of sources and uses, maturities, redemptions, new issuance, corporate initiatives, and business growth. The Capital Plan is stress-tested in various ways to ensure that it is sufficiently robust under all reasonable scenarios. All of the elements of capital are monitored throughout the year, and the Capital Plan is adjusted as appropriate. There were no significant changes made to the objectives, policy, guidelines and procedures during the year.

Regulatory capital requirements under Basel III

Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI which are based on the risk-based capital standards developed by the Basel Committee on Banking Supervision (BCBS).

OSFI mandated all institutions to have established a target Common Equity Tier 1 (CET1) ratio of 7%, comprised of the 2019 all-in minimum ratio plus a conservation buffer effective the first quarter of 2013. For the Tier 1 and Total capital ratios, the all-in targets are 8.5% and 10.5%, respectively, effective the first quarter of 2014. These targets may be higher for certain institutions if OSFI feels the circumstances warrant it. Commencing January 1, 2016, domestic systemically important banks (which includes CIBC) will be subject to a 1% CET1 surcharge.

“All-in” is defined by OSFI as capital calculated to include all of the regulatory adjustments that will be required by 2019, but retaining the phase-out rules for non-qualifying capital instruments. Certain deductions from CET1 capital are phased in at 20% per year from 2014. Amounts not yet deducted from capital under OSFI’s transitional rules are risk weighted, creating a difference between RWAs on a transitional and all-in basis.

Regulatory capital and ratios

Regulatory capital under Basel III consists of CET1, Tier 1 and Tier 2 capital.

CET1 capital includes common shares, retained earnings, AOCI (excluding AOCI relating to cash flow hedges and changes to FVO liabilities attributable to changes in own credit risk), and qualifying instruments issued by a consolidated banking subsidiary to third parties, less regulatory adjustments for items such as goodwill and other intangible assets, deferred tax assets, net assets related to defined benefit pension plans as reported on our consolidated balance sheet, and certain investments. Additional Tier 1 capital primarily includes NVCC preferred shares, qualifying instruments issued by a consolidated subsidiary to third parties, and non-qualifying preferred shares and innovative Tier 1 notes subject to phase-out rules for capital instruments. Tier 2 capital includes NVCC subordinated indebtedness, non-qualifying subordinated indebtedness subject to phase-out rules for capital instruments, eligible collective allowance under the standardized approach, and qualifying instruments issued by a consolidated subsidiary to third parties.

Our capital ratios and leverage ratio are presented in the table below:

$ millions, as at October 31		2015	2014
Transitional basis
CET1 capital		$19,147	$17,496
Tier 1 capital	A	20,671	18,720
Total capital		24,538	23,281
RWA		163,867	155,148
CET1 ratio		11.7%	11.3%
Tier 1 capital ratio		12.6%	12.1%
Total capital ratio		15.0%	15.0%
Leverage ratio exposure	B	$503,504	n/a
Leverage ratio	A/B	4.1%	n/a
Assets-to-capital multiple (1)		n/a	17.7 x
All-in basis
CET1 capital		$16,829	$14,607
Tier 1 capital	C	19,520	17,300
Total capital		23,434	21,989
CET1 capital RWA (2)		156,107	141,250
Tier 1 capital RWA (2)		156,401	141,446
Total capital RWA (2)		156,652	141,739
CET1 ratio (2)		10.8%	10.3%
Tier 1 capital ratio (2)		12.5%	12.2%
Total capital ratio (2)		15.0%	15.5%
Leverage ratio exposure	D	$502,552	n/a
Leverage ratio	C/D	3.9%	n/a

(1)	Replaced with the Basel III leverage ratio beginning in 2015.
(2)	There are three different levels of RWAs for the calculation of the CET1, Tier 1 and Total capital ratios arising from the option CIBC has chosen for the phase-in of the CVA capital charge.
n/a	Not applicable.

During the years ended October 31, 2015, and 2014, we have complied with OSFI’s regulatory capital requirements.

CIBC 2015 ANNUAL REPORT	139

Consolidated financial statements

Note 16	Capital Trust securities

On March 13, 2009, CIBC Capital Trust, a trust wholly owned by CIBC and established under the laws of the Province of Ontario, issued $1,300 million of CIBC Tier 1 Notes – Series A, due June 30, 2108, and $300 million of CIBC Tier 1 Notes – Series B, due June 30, 2108 (collectively, the Notes). CIBC Capital Trust is not consolidated by CIBC and the senior deposit notes issued by CIBC to CIBC Capital Trust are reported as Deposits – Business and government on the consolidated balance sheet.

The Notes are structured to achieve Tier 1 regulatory capital treatment and, as such, have features of equity capital, including the deferral of cash interest under certain circumstances (Deferral Events). In the case of a Deferral Event, holders of the Notes will be required to invest interest paid on the Notes in our perpetual preferred shares. Should CIBC Capital Trust fail to pay the semi-annual interest payments on the Notes in full, we will not declare dividends of any kind on any of our preferred or common shares for a specified period of time.

In addition, the Notes will be automatically exchanged for our perpetual preferred shares upon the occurrence of any one of the following events: (i) proceedings are commenced for our winding-up; (ii) OSFI takes control of us or our assets; (iii) we or OSFI are of the opinion that our Tier 1 capital ratio is less than 5% or our Total capital ratio is less than 8%; or (iv) OSFI directs us pursuant to the Bank Act (Canada) to increase our capital or provide additional liquidity and we elect such automatic exchange or we fail to comply with such direction. Upon such automatic exchange, holders of the Notes will cease to have any claim or entitlement to interest or principal against CIBC Capital Trust.

CIBC Tier 1 Notes – Series A pays interest, at a rate of 9.976%, semi-annually until June 30, 2019. On June 30, 2019, and on each five-year anniversary thereafter, the interest rate on the CIBC Tier 1 Notes – Series A will reset to the five-year Government of Canada bond yield at such time plus 10.425%. CIBC Tier 1 Notes – Series B pays interest, at a rate of 10.25%, semi-annually until June 30, 2039. On June 30, 2039, and on each five-year anniversary thereafter, the interest rate on the CIBC Tier 1 Notes – Series B will reset to the five-year Government of Canada bond yield at such time plus 9.878%.

Subject to the approval of OSFI, CIBC Capital Trust may, in whole or in part, on the redemption dates specified in the table below, and on any date thereafter, redeem the CIBC Tier 1 Notes – Series A or Series B without the consent of the holders. Also, subject to the approval of OSFI, CIBC Capital Trust may redeem all, but not part of, the CIBC Tier 1 Notes – Series A or Series B prior to the earliest redemption date specified in the table below without the consent of the holders, upon the occurrence of certain specified tax or regulatory events.

OSFI’s capital adequacy guidelines confirmed the adoption of Basel III in Canada and clarified the treatment of non-qualifying capital instruments. Non-qualifying capital instruments are subject to a 10% phase-out per annum commencing in 2013. Banks are expected to develop and maintain a redemption schedule for non-qualifying capital instruments that gives priority to redeeming instruments at their regular par redemption dates before exercising any regulatory event redemption rights. With the adoption of Basel III, innovative capital instruments such as the CIBC Tier 1 Notes are considered non-qualifying capital instruments. We expect to exercise our regulatory event redemption rights in fiscal 2022 in respect of the $300 million CIBC Tier 1 Notes – Series B.

The table below presents the significant terms and conditions of the Notes. As at October 31, 2015, we held $1 million in long trading positions (2014: $1 million in short position) of the Notes.

$ millions, as at October 31						2015	2014
				Earliest redemption dates		Principal amount
	Issue date	Interest payment dates	Yield	At greater of Canada Yield Price and par (1)	At par
Series A	March 13, 2009	June 30, December 31	9.976%	June 30, 2014	June 30, 2019	$1,300	$1,300
Series B	March 13, 2009	June 30, December 31	10.250%	June 30, 2014	June 30, 2039	300	300
						$1,600	$1,600

(1)	Canada Yield Price: a price calculated at the time of redemption (other than an interest rate reset date applicable to the series) to provide a yield to maturity equal to the yield on a Government of Canada bond of appropriate maturity plus (i) for the CIBC Tier 1 Notes – Series A, (a) 1.735% if the redemption date is any time prior to June 30, 2019, or (b) 3.475% if the redemption date is any time on or after June 30, 2019, and (ii) for the CIBC Tier 1 Notes – Series B, (a) 1.645% if the redemption date is any time prior to June 30, 2039, or (b) 3.29% if the redemption date is any time on or after June 30, 2039.

140	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Note 17	Interest rate sensitivity

The table below details our exposure to interest rate risk resulting from the mismatch, or gap, relating to trading and non-trading financial assets, liabilities, and derivative off-balance sheet instruments. On- and off-balance sheet financial instruments have been reported on the earlier of their contractual repricing date or maturity date. Certain contractual repricing dates have been adjusted according to management’s estimates for prepayments and early redemptions.

We manage interest rate gap by imputing a duration to certain assets and liabilities based on historical and forecasted trends in core balances. The repricing profile of these assets and liabilities has been incorporated in the table below. We have applied structural assumptions for credit cards and demand and notice deposits.

		Based on earlier of maturity or repricing date of interest rate sensitive instruments
$ millions, as at October 31		Immediately rate sensitive	Within 3 months	3 to 12 months	1 to 5 years	Over 5 years	Non-interest rate sensitive	Total
2015	Assets
	Cash and deposits with banks	$–	$15,434	$150	$–	$–	$3,053	$18,637
	Trading securities	–	1,531	1,565	4,558	6,041	32,486	46,181
	AFS securities	–	10,234	4,716	7,484	5,648	452	28,534
	FVO securities	–	–	–	99	168	–	267
	Securities borrowed or purchased under resale agreements	–	27,961	5,373	–	–	–	33,334
	Loans	117,040	36,288	51,297	72,209	2,385	1,966	281,185
	Other	–	31,802	–	–	–	23,369	55,171
	Structural assumptions	(7,810)	1,079	3,884	5,168	–	(2,321)	–
	Total assets	$109,230	$124,329	$66,985	$89,518	$14,242	$59,005	$463,309
	Liabilities and equity
	Deposits	$122,977	$108,548	$36,878	$45,669	$7,125	$45,460	$366,657
	Obligations related to securities sold short	–	413	647	4,956	3,211	579	9,806
	Obligations related to securities lent or sold under repurchase agreements	–	10,193	150	–	–	–	10,343
	Subordinated indebtedness	–	1,498	198	1,645	533	–	3,874
	Other	–	31,809	–	–	–	19,267	51,076
	Equity	–	–	–	1,000	–	20,553	21,553
	Structural assumptions	(25,357)	7,272	25,007	31,445	–	(38,367)	–
	Total liabilities and equity	$97,620	$159,733	$62,880	$84,715	$10,869	$47,492	$463,309
	On-balance sheet gap	$11,610	$(35,404)	$4,105	$4,803	$3,373	$11,513	$–
	Off-balance sheet gap	–	2,717	(1,630)	2,623	(3,710)	–	–
	Total gap	$11,610	$(32,687)	$2,475	$7,426	$(337)	$11,513	$–
	Total cumulative gap	$11,610	$(21,077)	$(18,602)	$(11,176)	$(11,513)	$–	$–
	Gap by currency
	On-balance sheet gap
	Canadian currency	$22,719	$(42,577)	$(764)	$8,803	$2,493	$9,326	$–
	Foreign currencies	(11,109)	7,173	4,869	(4,000)	880	2,187	–
	Total on-balance sheet gap	$11,610	$(35,404)	$4,105	$4,803	$3,373	$11,513	$–
	Off-balance sheet gap
	Canadian currency	$–	$5,889	$2,354	$(5,173)	$(3,070)	$–	$–
	Foreign currencies	–	(3,172)	(3,984)	7,796	(640)	–	–
	Total off-balance sheet gap	$–	$2,717	$(1,630)	$2,623	$(3,710)	$–	$–
	Total gap	$11,610	$(32,687)	$2,475	$7,426	$(337)	$11,513	$–
2014	Gap by currency
	On-balance sheet gap
	Canadian currency	$21,446	$(38,727)	$(1,034)	$4,782	$(1,011)	$14,544	$–
	Foreign currencies	(7,218)	22,358	(4,181)	(10,089)	581	(1,451)	–
	Total on-balance sheet gap	$14,228	$(16,369)	$(5,215)	$(5,307)	$(430)	$13,093	$–
	Off-balance sheet gap
	Canadian currency	$–	$(1,381)	$1,479	$(130)	$32	$–	$–
	Foreign currencies	–	(13,787)	3,710	10,493	(416)	–	–
	Total off-balance sheet gap	$–	$(15,168)	$5,189	$10,363	$(384)	$–	$–
	Total gap	$14,228	$(31,537)	$(26)	$5,056	$(814)	$13,093	$–

CIBC 2015 ANNUAL REPORT	141

Consolidated financial statements

Note 18	Share-based payments

We provide the following share-based compensation to certain employees and directors in the form of cash-settled or equity-settled awards.

Restricted share award plan

Under the RSA plan, share unit equivalents (RSA units) are granted to certain key employees on an annual basis in December or during the year as special grants. RSA grants are made in the form of cash-settled awards which generally vest and settle in cash at the end of three years or one-third annually beginning one year after the date of the grant. Dividend equivalents on the RSA units are paid in cash to the employees over the vesting period.

Grant date fair value of each cash-settled RSA unit is calculated based on the average closing price per common share on the TSX for the 10 trading days prior to a date specified in the grant terms. Upon vesting, each RSA unit is settled in cash based on the average closing price per common share on the TSX for the 10 trading days prior to the vesting date.

During the year, 1,976,578 RSAs were granted at a weighted-average price of $104.55 (2014: 2,663,480 granted at a weighted-average price of $91.01; 2013: 2,015,981 granted at a weighted-average price of $79.40) and the number of RSAs outstanding as at October 31, 2015 was 5,210,234 (2014: 5,600,802; 2013: 5,366,964). Compensation expense in respect of RSAs, before the impact of hedging, totalled $231 million in 2015 (2014: $279 million; 2013: $239 million). As at October 31, 2015, liabilities in respect of RSAs were $510 million (2014: $533 million).

Performance share unit plan

Under the PSU plan, awards are granted to certain employees on an annual basis in December. PSU grants are made in the form of cash-settled awards which vest and settle in cash at the end of three years. Dividend equivalents on the PSUs are paid in cash to the employees over the vesting period.

Grant date fair value of each cash-settled PSU is calculated based on the average closing price per common share on the TSX for the 10 trading days prior to a date specified in the grant terms. The final number of PSUs that vest will range from 75% to 125% of the initial number awarded based on CIBC’s performance relative to the other major Canadian banks. Upon vesting, each PSU is settled in cash based on the average closing price per common share on the TSX for the 10 trading days prior to the vesting date.

During the year, 745,080 PSUs were granted at a weighted-average price of $105.24 (2014: 866,807 granted at a weighted-average price of $91.11; 2013: 800,298 granted at a weighted-average price of $79.35) and the number of PSUs outstanding as at October 31, 2015 was 2,365,896 (2014: 2,618,678; 2013: 2,502,631). Compensation expense in respect of PSUs, before the impact of hedging, totalled $112 million in 2015 (2014: $148 million; 2013: $127 million). As at October 31, 2015, liabilities in respect of PSUs were $271 million (2014: $294 million).

Book value unit plan

Under the BVU plan, certain key executives were granted awards denominated in BVUs. BVU grants were made in the form of cash-settled awards which vest and settle in cash at the end of three years. Each unit represents the right to receive a cash payment equal to the vesting price per unit, the value of which is related to the book value of CIBC on a per common share basis. The final number of BVUs that vest are adjusted for new issues of, re-purchases of, or dividends paid on common shares. BVU plan awards were granted beginning in December 2009 with the last award granted in December 2012, which will vest in December 2015. The number of BVUs outstanding as at October 31, 2015 was 239,317 (2014: 508,146; 2013: 794,808).

Grant date fair value of each BVU is calculated based on the book value per common share on the last day of the previous fiscal quarter.

Compensation expense in respect of BVUs totalled $4 million in 2015 (2014: $5 million; 2013: $8 million). As at October 31, 2015, liabilities in respect of BVUs were $12 million (2014: $21 million).

Directors’ plans

Under the Director Deferred Share Unit/Common Share Election Plan, each director who is not an officer or employee of CIBC may elect to receive the annual equity retainer payable by CIBC as either DSUs or common shares.

Under the Non-Officer Director Share Plan, each non-officer director may elect to receive all or a portion of their cash-eligible remuneration in the form of cash, common shares or DSUs. Cash-eligible remuneration includes meeting attendance fees, travel fees, committee chair and member retainers and the cash eligible component of the director retainer and the Chair of the Board retainer.

The value of DSUs credited to a director is payable when he or she is no longer a director or employee of CIBC and, in addition, for directors subject to section 409A of the U.S. Internal Revenue Code of 1986, as amended, the director is not providing any services to CIBC or any member of its controlled group as an independent contractor. In addition, under the Director Deferred Share Unit/Common Share Election Plan, the value of DSUs is payable when the director is no longer related to, or affiliated with, CIBC as defined in the Income Tax Act (Canada).

Other non-interest expense in respect of the DSU components of these plans, totalled $2 million in 2015 (2014: $5 million; 2013: $4 million). As at October 31, 2015, liabilities in respect of DSUs were $21 million (2014: $19 million).

Stock option plans

A maximum of 42,834,500 common shares may be issued under our ESOP and Non-Officer Director Stock Option Plan (DSOP). As at October 31, 2015, 7,341,660 (2014: 7,698,321) common shares were reserved for future issue under our stock option plans. Stock options in respect of 4,100,310 (2014: 3,945,032) common shares have been granted but not yet exercised under the ESOP. No stock options under the DSOP remain outstanding. 3,241,350 (2014: 3,753,289) common shares remain available for future stock option grants.

Under the ESOP, stock options are periodically granted to certain key employees. Options provide the employee with the right to purchase common shares from CIBC at a fixed price not less than the closing price of the shares on the trading day immediately preceding the grant date. In general, the options vest by the end of the fourth year and expire 10 years from the grant date. Certain options vest on the attainment of specified performance conditions.

Fair value of each option is measured at the grant date using the Black-Scholes option pricing model. Model assumptions are based on observable market data for the risk-free interest rate and dividend yield; contractual terms for the exercise price and performance conditions; and historical experience for expected life. Volatility assumptions are best estimates of market implied volatility matching the exercise price and expected life of the options.

The weighted-average grant date fair value of options granted during 2015 was $8.59 (2014: $9.57; 2013: $6.84).

142	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

The following weighted-average assumptions were used to determine the fair value of options on the date of grant:

For the year ended October 31	2015	2014	2013
Weighted-average assumptions
Risk-free interest rate	1.98%	2.53%	1.88%
Expected dividend yield	4.96%	5.06%	5.76%
Expected share price volatility	17.97%	20.61%	20.94%
Expected life	6 years	6 years	6 years
Share price/exercise price	$101.87	$90.56	$80.10

Compensation expense in respect of stock options totalled $5 million in 2015 (2014: $7 million; 2013: $5 million).

Stock option plans

As at or for the year ended October 31		2015		2014		2013
		Weighted-		Weighted-		Weighted-
	Number	average	Number	average	Number	average
	of stock	exercise	of stock	exercise	of stock	exercise
	options	price	options	price	options	price
Outstanding at beginning of year	3,945,032	$78.70	4,308,244	$74.35	4,348,787	$70.95
Granted	610,247	101.87	796,625	90.56	840,354	80.10
Exercised (1)	(356,661)	74.30	(1,156,530)	70.68	(783,495)	61.19
Forfeited	(40,205)	81.33	–	–	(75,239)	75.37
Cancelled/expired	(58,103)	70.60	(3,307)	80.20	(22,163)	86.27
Outstanding at end of year	4,100,310	$82.62	3,945,032	$78.70	4,308,244	$74.35
Exercisable at end of year	1,542,681	$74.71	1,383,033	$74.87	2,123,591	$72.94
Available for grant	3,241,350		3,753,289		4,546,607

(1)	The weighted-average share price at the date of exercise was $98.21 (2014: $96.63; 2013: $81.80).

Stock options outstanding and vested

As at October 31, 2015	Stock options outstanding			Stock options vested
		Weighted-	Weighted-		Weighted-
		average	average		average
	Number	contractual life	exercise	Number	exercise
Range of exercise prices	outstanding	remaining	price	outstanding	price
$49.01 – $65.00	209,609	3.09	$49.75	209,609	$49.75
$65.01 – $75.00	862,039	5.41	71.26	527,994	71.10
$75.01 – $85.00	1,404,897	5.50	79.52	585,955	78.80
$85.01 – $95.00	828,816	8.11	90.72	–	–
$95.01 – $105.00	794,949	6.89	100.64	219,123	96.36
	4,100,310	6.15	$82.62	1,542,681	$74.71

Employee share purchase plan

Under our Canadian ESPP, qualifying employees can choose each year to have up to 10% of their eligible earnings withheld to purchase common shares. We match 50% of the employee contribution amount, up to a maximum contribution of 3% of eligible earnings, depending upon length of service and job level, subject to a ceiling of $2,250 annually. CIBC contributions vest after employees have two years of continuous participation in the plan, and all subsequent contributions vest immediately. Similar programs exist in other regions globally, where each year qualifying employees can choose to have a portion of their eligible earnings withheld to purchase common shares and receive a matching employer contribution subject to each plan’s provisions. All contributions are paid into a trust and used by the plan trustee to purchase common shares in the open market. CIBC FirstCaribbean operates an ESPP locally, in which contributions are used by the plan trustee to purchase CIBC FirstCaribbean common shares in the open market.

Our contributions are expensed as incurred and totalled $36 million in 2015 (2014: $34 million; 2013: $33 million).

Special incentive program

Special Incentive Program (SIP) award units were granted only once in 2000.

Certain key employees were granted awards to receive common shares. The funding for these awards was paid into a trust which purchased common shares in the open market.

SIP awards relating to some of the key employees vested and were distributed as at October 31, 2003, the date the plan expired. For other key employees, the value of awards was converted into Retirement Special Incentive Program Deferred Share Units (RSIP DSUs). Each RSIP DSU represents the right to receive one common share and additional RSIP DSUs in respect of dividends earned by the common shares held by the trust. RSIP DSUs met time- and performance-based vesting conditions on October 31, 2003, and will be distributed in the form of common shares upon the participant’s retirement or termination of employment.

Hedging

We use derivatives in a designated cash flow hedge relationship to hedge changes in CIBC’s share price in respect of cash-settled share-based compensation under the RSA and PSU plans.

During the year, we recorded gains of $30 million (2014: $132 million; 2013: $93 million) as a credit to compensation expense in the consolidated statement of income in respect of these derivatives. As at October 31, 2015, the ending AOCI balance in respect of the designated accounting hedges totalled a credit of $1 million (2014: $18 million).

CIBC 2015 ANNUAL REPORT	143

Consolidated financial statements

Note 19	Post-employment benefits

We sponsor pension and other post-employment benefit plans for eligible employees in a number of jurisdictions including Canada, the U.S., the U.K., and the Caribbean. Our pension plans include registered funded defined benefit pension plans, supplemental arrangements that provide pension benefits in excess of statutory limits, and defined contribution plans. We also provide certain health-care, life insurance, and other benefits to eligible employees and retired members. Plan assets and defined benefit obligations related to our defined benefit plans are measured for accounting purposes as at October 31 each year.

Plan characteristics, funding and risks

Pension plans

Pension plans include CIBC’s Canadian, U.S., U.K., and Caribbean pension plans. CIBC’s Canadian pension plans represent approximately 90% of our consolidated net defined benefit pension assets and liabilities and net defined benefit pension expense. All of our Canadian pension plans are defined benefit plans, the most significant of which is our principal Canadian pension plan (the CIBC Pension Plan), which encompasses approximately 60,000 active, deferred, and retired members.

The CIBC Pension Plan provides members with monthly pension income at retirement based on a prescribed plan formula which is based on a combination of maximum yearly pensionable earnings, average earnings at retirement and length of service recognized in the plan. There is a two-year waiting period for members to join the CIBC Pension Plan.

The CIBC Pension Plan is funded through a separate trust. Actuarial funding valuations are prepared by the Plan’s external actuary at least once every three years or more frequently as required by Canadian pension legislation to determine CIBC’s minimum funding requirements as well as maximum permitted contributions. Any deficits determined in the funding valuations must generally be funded over a period not exceeding fifteen years. CIBC’s pension funding policy is to make at least the minimum annual required contributions required by regulations; any contributions in excess of the minimum requirements are discretionary.

The CIBC Pension Plan is registered with OSFI and the Canada Revenue Agency and is subject to the acts and regulations that govern federally regulated pension plans.

Other post-employment plans

Other post-employment plans include CIBC’s Canadian, U.S. and Caribbean post-retirement health-care benefit plans (referred to for disclosure purposes as other post-employment plans). CIBC’s Canadian other post-employment plan (the Canadian post-employment plan) represents more than 90% of our consolidated other post-employment defined benefit obligation and net other post-employment defined benefit expense.

The Canadian post-employment plan provides medical, dental and life insurance benefits to retirees that meet specified eligibility requirements, including specified age and service period eligibility requirements. CIBC reimburses 100% of the cost of benefits for eligible employees that retired prior to January 1, 2009, whereas the contribution level for medical and dental benefits for eligible employees that retire subsequent to this date has been fixed at a specified level. The plan is funded on a pay as-you-go basis.

Benefit changes

There were no material changes to the terms of our defined benefit pension or other post-employment plans in 2015 or 2014.

Risks

CIBC’s defined benefit plans expose the group to actuarial risks (such as longevity risk), currency risk, interest rate risk, market (investment) risk and health-care cost inflation risks.

The use of derivatives within the CIBC pension plan is governed by the derivatives policy that was approved by the Pension Benefits Management Committee (PBMC) and Management Resources and Compensation Committee (MRCC) of the Board, and which permits the use of derivatives to manage risk at the discretion of the Pension Investment Committee (PIC). Risk reduction and mitigation strategies may include hedging of interest rate, currency, credit spread and/or equity risks. The derivatives policy also permits the use of derivatives to enhance plan returns.

The CIBC pension plan minimizes its foreign currency exposure by utilizing a passive currency overlay strategy to reduce the aggregate currency exposure from foreign equities.

Plan governance

All of CIBC’s pension arrangements are governed by local pension committees, senior management or a board of trustees; however, all significant plan changes require approval from the MRCC. For the Canadian pension plans, the MRCC is also responsible for the establishment of the investment policies (such as asset mix, permitted investments, and use of derivatives), reviewing performance including funded status, and approving material plan design or governance changes.

While specific investment policies are determined at a plan level to reflect the unique characteristics of each plan, common investment policies for all plans include the optimization of the risk-return relationship using a portfolio of multiple asset classes diversified by market segment, economic sector, and issuer. The objectives are to secure the obligations of our funded plans, to maximize investment returns while not compromising the security of the respective plans, and to manage the level of funding contributions. Investments in quoted debt and equity (held either directly or indirectly through investment funds) represent the most significant asset allocations.

The use of derivatives is limited to the purposes and instruments described in the derivatives policy of the CIBC Pension Plan. These include the synthetic return of debt or equity instruments, currency hedging, risk reduction and enhancement of returns.

Investments in specific asset classes are further diversified across funds, managers, strategies, sectors and geographies, depending on the specific characteristics of each asset class.

The exposure to any one of these asset classes will be determined by our assessment of the needs of the plan assets and economic and financial market conditions. Factors evaluated before adopting the asset mix include demographics, cash-flow payout requirements, liquidity requirements, actuarial assumptions, expected benefit increases, and corporate cash flows.

Management of the assets of the various Canadian plans has been delegated primarily to the PIC, which is a committee that is composed of CIBC management. The PIC is responsible for the appointment and termination of individual investment managers (which includes CIBC Asset Management Inc., a wholly owned subsidiary of CIBC), who each have investment discretion within established target asset mix ranges as set by the MRCC. Should a fund’s

144	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

actual asset mix fall outside specified ranges, the assets are re-balanced as required to be within the target asset mix ranges. On a periodic basis, an Asset-Liability Matching study is performed in which the consequences of the strategic investment policies are analyzed.

Management of the actuarial valuations of the various Canadian plans is primarily the responsibility of the Pension Finance & Administration Committee (PFAC). The PFAC is responsible for approving the actuarial assumptions for the valuations of the plans, and for recommending the level of annual funding for the Canadian plans to CIBC senior management.

Local committees with similar mandates manage our non-Canadian plans and annually report back to the MRCC on all material governance activities.

Amounts recognized on the consolidated balance sheet

The following tables present the financial position of our defined benefit pension and other post-employment plans for Canada, the U.S., the U.K., and our Caribbean subsidiaries. Other minor plans operated by some of our subsidiaries are not material and are not included in these disclosures.

	Pension plans		Other post-employment plans
$ millions, as at or for the year ended October 31	2015	2014	2015	2014
Defined benefit obligation
Balance at beginning of year	$6,735	$6,001	$722	$656
Current service cost	210	194	13	11
Past service cost	(12)	–	–	–
Interest cost on defined benefit obligation	291	286	30	30
Employee contributions	6	6	–	–
Benefits paid	(285)	(256)	(27)	(25)
Settlements	(27)	–	–	–
Gain on settlements	(4)	–	–	–
Special termination benefits	8	–	–	–
Foreign exchange rate changes	87	40	9	4
Net actuarial (gains) losses on defined benefit obligation	(475)	464	(95)	46
Balance at end of year	$6,534	$6,735	$652	$722
Plan assets
Fair value at beginning of year	$6,796	$6,322	$–	$–
Interest income on plan assets (1)	299	305	–	–
Net actuarial (losses) gains on plan assets (1)	(62)	303	–	–
Employer contributions	185	81	27	25
Employee contributions	6	6	–	–
Benefits paid	(285)	(256)	(27)	(25)
Settlements	(27)	–	–	–
Plan administration costs	(5)	(6)	–	–
Net transfer out	(1)	(1)	–	–
Foreign exchange rate changes	91	42	–	–
Fair value at end of year	$6,997	$6,796	$–	$–
Net defined benefit asset (liability)	463	61	(652)	(722)
Valuation allowance (2)	(18)	(18)	–	–
Net defined benefit asset (liability), net of valuation allowance	$445	$43	$(652)	$(722)

(1)	The actual return on plan assets for the year ended October 31, 2015 was $237 million (2014: $608 million).
(2)	The valuation allowance reflects the effect of asset ceiling on plans with a net defined benefit asset.

The net defined benefit asset (liability), net of valuation allowance, included in other assets and other liabilities is as follows:

	Pension plans		Other post-employment plans
$ millions, as at October 31	2015	2014	2015	2014
Other assets	$517	$120	$–	$–
Other liabilities (1)	(72)	(77)	(652)	(722)
	$445	$43	$(652)	$(722)

(1)	Excludes $1 million of other assets (2014: nil) and $22 million (2014: $19 million) of other liabilities for other post-employment plans of immaterial subsidiaries.

The defined benefit obligation and plan assets by region are as follows:

	Pension plans		Other post-employment plans
$ millions, as at October 31	2015	2014	2015	2014
Defined benefit obligation
Canada	$5,884	$6,138	$592	$668
U.S., U.K., and the Caribbean	650	597	60	54
Defined benefit obligation at the end of year	$6,534	$6,735	$652	$722
Plan assets
Canada	$6,291	$6,155	$–	$–
U.S., U.K., and the Caribbean	706	641	–	–
Plan assets at the end of year	$6,997	$6,796	$–	$–

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Consolidated financial statements

Amounts recognized in the consolidated statement of income

The net defined benefit expense for our defined benefit plans in Canada, the U.S., the U.K., and the Caribbean is as follows:

	Pension plans			Other post-employment plans
$ millions, for the year ended October 31	2015	2014	2013	2015	2014	2013
Current service cost	$210	$194	$192	$13	$11	$12
Past service cost	(12)	–	(2)	–	–	7
Interest cost on defined benefit obligation	291	286	266	30	30	28
Interest income on plan assets	(299)	(305)	(266)	–	–	–
Interest cost on effect of asset ceiling	1	1	–	–	–	–
Plan administration costs	5	6	7	–	–	–
Gain on settlements	(4)	–	–	–	–	–
Special termination benefits	8	–	–	–	–	–
Net defined benefit plan expense recognized in net income	$200	$182	$197	$43	$41	$47

Amounts recognized in the consolidated statement of comprehensive income

The net remeasurement gains (losses) recognized in OCI for our defined benefit plans in Canada, the U.S., the U.K., and the Caribbean is as follows:

	Pension plans			Other post-employment plans
$ millions, for the year ended October 31	2015	2014	2013	2015	2014	2013
Actuarial gains (losses) on defined benefit obligation arising from:
Demographic assumptions	$251	$(37)	$(100)	$84	$(4)	$–
Financial assumptions	201	(470)	165	15	(46)	19
Experience assumptions	23	43	3	(4)	4	2
Net actuarial gains on plan assets	(62)	303	298	–	–	–
Changes in asset ceiling excluding interest income	1	–	–	–	–	–
Net remeasurement gains (losses) recognized in OCI (1)	$414	$(161)	$366	$95	$(46)	$21

(1)	Excludes net remeasurement losses recognized in OCI in respect of immaterial subsidiaries not included in the disclosures and investments in equity-accounted associates totalling $1 million (2014: $10 million of net gains; 2013: $6 million of net losses).

Canadian defined benefit plans

As the Canadian defined benefit pension and other post-employment benefit plans represent approximately 90% of our consolidated net defined benefit assets and liabilities and net defined benefit pension expense, they are the subject and focus of the disclosures in the balance of this note.

Disaggregation and maturity profile of defined benefit obligation

The breakdown of the defined benefit obligation for our Canadian plans between active, deferred, and retired members is as follows:

	Pension plans		Other post-employment plans
$ millions, as at October 31	2015	2014	2015	2014
Active members	$3,252	$3,404	$154	$163
Deferred members	377	385	n/a	n/a
Retired members	2,255	2,349	438	505
	$5,884	$6,138	$592	$668
n/a	Not applicable.

The weighted-average duration of the defined benefit obligation for our Canadian plans is as follows:

	Pension plans		Other post-employment plans
As at October 31	2015	2014	2015	2014
Weighted-average duration, in years	15.5	16.4	13.0	14.0

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Consolidated financial statements

Plan assets

The major categories of our defined benefit pension plan assets for our Canadian plans are as follows:

As at October 31	2015		2014 (1)
Asset category (2)

Canadian equity securities (3)	$852	14%	$880	14%

Debt securities (4)
Government bonds	1,589	25	1,548	25
Corporate bonds	614	10	629	10
Inflation adjusted bonds	332	5	248	4
	2,535	40	2,425	39
Investment funds (5)
Canadian equity funds	42	1	43	1
U.S. equity funds	383	6	651	11
International equity funds (6)	50	1	327	5
Global equity funds (6)	1,239	20	670	11
Emerging markets equity funds	278	4	286	4
Fixed income funds	101	2	95	2
	2,093	34	2,072	34
Other (3)
Hedge funds	422	7	410	7
Infrastructure and private equity	221	3	179	3
Cash and cash equivalents and other	168	2	189	3
	811	12	778	13
	$6,291	100%	$6,155	100%

(1)	Certain information has been reclassified to conform to the presentation adopted in the current year.
(2)	Asset categories are based upon risk classification including synthetic exposure through derivatives. The fair value of derivatives as at October 31, 2015 was a net derivative asset of $34 million (2014: net derivative liability of $21 million).
(3)	Pension benefit plan assets include CIBC issued securities and deposits of $26 million (2014: $30 million), representing 0.4% of Canadian plan assets (2014: 0.5%). All of the equity securities held as at October 31, 2015 and 2014 have daily quoted prices in active markets except hedge funds, infrastructure, and private equity.
(4)	All debt securities held as at October 31, 2015 and 2014 are investment grade, of which $98 million (2014: $173 million) have daily quoted prices in active markets.
(5)	$35 million (2014: $33 million) of the investment funds and other assets held as at October 31, 2015 have daily quoted prices in active markets (excludes securities held indirectly that have daily quoted prices in active markets).
(6)	Global equity funds include North American and international investments, whereas International equity funds do not include North American investments.

Principal actuarial assumptions

The weighted-average principal assumptions used to determine the defined benefit obligation for our Canadian plans are as follows:

	Pension plans		Other post-employment plans
As at October 31	2015	2014	2015	2014
Discount rate	4.4%	4.3%	4.3%	4.2%
Rate of compensation increase for the next 5 years	2.5%	3.0%	2.5%	3.0%
Rate of compensation increase after the next 5 years	3.0%	3.0%	3.0%	3.0%

Assumptions regarding future mortality have been based on published statistics and mortality tables. The current longevities underlying the values of the defined benefit obligation of our Canadian plans are as follows (in years):

As at October 31	2015	2014
Longevity at age 65 for current retired members
Males	23.0	25.7
Females	24.6	25.6
Longevity at age 65 for current members aged 45
Males	24.1	26.7
Females	25.5	26.6

The assumed health-care cost trend rates of the Canadian other-post employment plan providing medical, dental, and life insurance benefits are as follows:

For the year ended October 31	2015	2014
Health-care cost trend rates assumed for next year	5.9%	6.2%
Rate to which the cost trend rate is assumed to decline	4.5%	4.5%
Year that the rate reaches the ultimate trend rate	2029	2029

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Consolidated financial statements

Sensitivity analysis

Reasonably possible changes to one of the principal actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation of our Canadian plans as follows:

Estimated increase (decrease) in defined benefit obligation	Pension plans	Other post-employment plans
$ millions, as at October 31	2015	2015
Discount rate (100 basis point change)
Decrease in assumption	$925	$87
Increase in assumption	(787)	(71)
Rate of compensation increase (100 basis point change)
Decrease in assumption	(198)	(1)
Increase in assumption	221	1
Health-care cost trend rates (100 basis point change)
Decrease in assumption	n/a	(26)
Increase in assumption	n/a	30
Future mortality
1 year shorter life expectancy	(124)	(13)
1 year longer life expectancy	121	13

n/a	Not applicable.

The sensitivity analyses presented above are indicative only, and should be considered with caution as they have been calculated in isolation without changing any other assumptions. In practice, changes in one assumption may result in changes in another, which may magnify or counteract the disclosed sensitivities.

Future cash flows

Cash contributions

The most recently completed actuarial valuation of the CIBC Pension Plan for funding purposes was as at October 31, 2014. The next actuarial valuation of this plan for funding purposes will be effective as of October 31, 2015.

The minimum contributions for 2016 are anticipated to be $50 million for the Canadian defined benefit pension plans and $29 million for the Canadian other post-employment benefit plans. These estimates are subject to change since contributions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy.

Expected future benefit payments

The expected future benefit payments for our Canadian plans for the next 10 years are as follows:

$ millions, for the year ended October 31	2016	2017	2018	2019	2020	2021-2025	Total
Defined benefit pension plans	$262	$270	$278	$287	$298	$1,658	$3,053
Other post-employment plans	27	29	30	32	33	187	338
	$289	$299	$308	$319	$331	$1,845	$3,391

Defined contributions and other plans

We also maintain defined contribution plans for certain employees and make contributions to government pension plans. The expense recognized in the consolidated statement of income for these benefit plans is as follows:

$ millions, for the year ended October 31	2015	2014	2013
Defined contribution pension plans	$20	$16	$11
Government pension plans (1)	96	90	84
	$116	$106	$95

(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

148	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Note 20	Income taxes

Total income taxes

$ millions, for the year ended October 31	2015	2014	2013
Consolidated statement of income
Provision for current income taxes
Adjustments for prior years	$(18)	$(27)	$(96)
Current income tax expense	713	669	673
	695	642	577
Provision for deferred income taxes
Adjustments for prior years	13	15	82
Effect of changes in tax rates and laws	3	2	(2)
Origination and reversal of temporary differences	(77)	40	(31)
	(61)	57	49
	634	699	626
Other comprehensive income	70	(52)	81
Total comprehensive income	$704	$647	$707

Components of income tax

$ millions, for the year ended October 31	2015	2014	2013
Current income taxes
Federal	$358	$340	$309
Provincial	246	236	212
Foreign	107	42	29
	711	618	550
Deferred income taxes
Federal	80	(23)	83
Provincial	54	(16)	54
Foreign	(141)	68	20
	(7)	29	157
	$704	$647	$707

The combined Canadian federal and provincial income tax rate varies each year according to changes in the statutory rates imposed by each of these jurisdictions, and according to changes in the proportion of our business carried out in each province. We are also subject to Canadian taxation on income of foreign branches.

Earnings of foreign subsidiaries would generally only be subject to Canadian tax when distributed to Canada. Additional Canadian taxes that would be payable if all foreign subsidiaries’ retained earnings were distributed to the Canadian parent as dividends are estimated to be nil.

The effective rates of income tax in the consolidated statement of income are different from the combined Canadian federal and provincial income tax rates as set out in the following table:

Reconciliation of income taxes

$ millions, for the year ended October 31	2015		2014		2013
Combined Canadian federal and provincial income tax rate applied to income before income taxes	$1,115	26.4%	$1,033	26.4%	$1,046	26.3%
Income taxes adjusted for the effect of:
Earnings of foreign subsidiaries	(87)	(2.0)	15	0.4	(100)	(2.5)
Tax-exempt income	(358)	(8.5)	(310)	(7.9)	(263)	(6.6)
Changes in income tax rate on deferred tax balances	3	0.1	2	0.1	(2)	(0.1)
Impact of equity-accounted income	(41)	(1.0)	(34)	(0.9)	(28)	(0.7)
Other	2	– (1)	(7)	(0.2)	(27)	(0.6)
Income taxes in the consolidated statement of income	$634	15.0%	$699	17.9%	$626	15.8%

(1)	Due to rounding.

CIBC 2015 ANNUAL REPORT	149

Consolidated financial statements

Deferred income tax assets

Sources of and movement in deferred tax assets and liabilities

Deferred tax assets
$ millions, for the year ended October 31		Allowance for credit losses	Buildings and equipment	Pension and employee benefits	Provisions	Securities revaluation	Tax loss carry- forwards (1)	Unearned income	Other	Total assets
2015	Balance at beginning of year	$200	$72	$430	$23	$10	$73	$106	$5	$919
	Recognized in net income	4	(2)	36	1	(6)	(18)	(8)	(5)	2
	Recognized in OCI	–	–	(122)	–	–	–	–	–	(122)
	Other (2)	4	11	9	1	(2)	7	3	1	34
	Balance at end of year	$208	$81	$353	$25	$2	$62	$101	$1	$833
2014	Balance at beginning of year	$203	$72	$313	$26	$21	$87	$104	$1	$827
	Recognized in net income	(3)	–	63	(3)	(13)	(14)	2	2	34
	Recognized in OCI	–	–	54	–	2	–	–	–	56
	Other (2)	–	–	–	–	–	–	–	2	2
	Balance at end of year	$200	$72	$430	$23	$10	$73	$106	$5	$919
2013	Balance at beginning of year	$189	$62	$450	$46	$5	$96	$106	$–	$954
	Recognized in net income	13	7	(37)	(21)	16	(11)	(3)	2	(34)
	Recognized in OCI	–	–	(101)	–	–	–	–	–	(101)
	Other (2)	1	3	1	1	–	2	1	(1)	8
	Balance at end of year	$203	$72	$313	$26	$21	$87	$104	$1	$827

Deferred tax liabilities
$ millions, for the year ended October 31		Intangible assets	Buildings and equipment	Pension and employee benefits	Goodwill	Securities revaluation	Lease receivables	Foreign currency	Other	Total liabilities
2015	Balance at beginning of year	$(104)	$(44)	$(9)	$(72)	$(110)	$(47)	$(27)	$(29)	$(442)
	Recognized in net income	(18)	(5)	5	(9)	7	55	–	24	59
	Recognized in OCI	–	–	(7)	–	76	–	–	(1)	68
	Other (2)	(2)	–	(2)	–	(2)	(8)	(11)	(14)	(39)
	Balance at end of year	$(124)	$(49)	$(13)	$(81)	$(29)	$–	$(38)	$(20)	$(354)
2014	Balance at beginning of year	$(76)	$(38)	$(8)	$(70)	$(40)	$(60)	$(26)	$(16)	$(334)
	Recognized in net income	(28)	(6)	(1)	(2)	(44)	13	–	(23)	(91)
	Recognized in OCI	–	–	–	–	(26)	–	(1)	–	(27)
	Other (2)	–	–	–	–	–	–	–	10	10
	Balance at end of year	$(104)	$(44)	$(9)	$(72)	$(110)	$(47)	$(27)	$(29)	$(442)
2013	Balance at beginning of year	$(55)	$(54)	$(8)	$(66)	$(18)	$(63)	$(33)	$(9)	$(306)
	Recognized in net income	(21)	16	–	(4)	(7)	5	–	(4)	(15)
	Recognized in OCI	–	–	–	–	(14)	–	7	–	(7)
	Other (2)	–	–	–	–	(1)	(2)	–	(3)	(6)
	Balance at end of year	$(76)	$(38)	$(8)	$(70)	$(40)	$(60)	$(26)	$(16)	$(334)

Net deferred tax assets as at October 31, 2015										$479
Net deferred tax assets as at October 31, 2014										$477
Net deferred tax assets as at October 31, 2013										$493

(1)	The tax loss carryforwards include $35 million (2014: $40 million; 2013: $57 million) that relate to operating losses (of which $26 million relate to the U.S., $3 million relate to Canada and $6 million relate to other jurisdictions) that expire in various years commencing in 2015, and $27 million (2014: $33 million; 2013: $30 million) that relate to Canadian capital losses that never expire.
(2)	Includes foreign currency translation adjustments.

Deferred tax assets and liabilities are assessed by entity for presentation in our consolidated balance sheet. As a result, the net deferred tax assets of $479 million (2014: $477 million) are presented in the consolidated balance sheet as deferred tax assets of $507 million (2014: $506 million) and deferred tax liabilities of $28 million (2014: $29 million).

Unrecognized tax losses

The amount of unused tax losses for which deferred tax assets have not been recognized was $975 million as at October 31, 2015 (2014: $892 million) of which $92 million (2014: $104 million) has no expiry date, and of which $883 million (2014: $788 million) expires within 10 years.

Enron

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation. The Tax Court of Canada trial on the deductibility of the Enron payments is expected to be set down for trial in 2016.

Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $231 million and taxable refund interest of approximately $182 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $820 million and non-deductible interest of approximately $157 million.

150	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Note 21	Earnings per share

$ millions, except per share amounts, for the year ended October 31	2015	2014	2013
Basic EPS
Net income attributable to equity shareholders	$3,576	$3,218	$3,352
Less: Preferred share dividends and premiums	45	87	99
Net income attributable to common shareholders	3,531	3,131	3,253
Weighted-average common shares outstanding (thousands)	397,213	397,620	400,880
Basic EPS	$8.89	$7.87	$8.11
Diluted EPS
Net income attributable to diluted common shareholders	$3,531	$3,131	$3,253
Weighted-average common shares outstanding (thousands)	397,213	397,620	400,880
Add: Stock options potentially exercisable (1) (thousands)	619	800	381
Weighted-average diluted common shares outstanding (thousands)	397,832	398,420	401,261
Diluted EPS	$8.87	$7.86	$8.11

(1)	Excludes average options outstanding of 754,144 with a weighted-average exercise price of $100.50; average options outstanding of 288,542 with a weighted-average exercise price of $96.36; and average options outstanding of 360,749 with a weighted-average exercise price of $94.71 for the years ended October 31, 2015, 2014, and 2013, respectively, as the options’ exercise prices were greater than the average market price of common shares.

Note 22	Commitments, guarantees and pledged assets

Commitments

Credit-related arrangements

Credit-related arrangements are generally off-balance sheet instruments and are typically entered into to meet the financing needs of clients. In addition, there are certain exposures for which we could be obligated to extend credit that are not recorded on the consolidated balance sheet. Our policy of requiring collateral or other security to support credit-related arrangements and the types of security held is generally the same as for loans. The contract amounts presented below for credit-related arrangements represent the maximum amount of additional credit that we could be obligated to extend. The contract amounts also represent the additional credit risk amounts should the contracts be fully drawn, the counterparties default and any collateral held proves to be of no value. As many of these arrangements will expire or terminate without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements or actual risk of loss.

		Contract amounts
$ millions, as at October 31	2015	2014
Securities lending (1)	$32,169	$26,118
Unutilized credit commitments (2)	175,649	159,629
Backstop liquidity facilities	5,941	4,880
Standby and performance letters of credit	11,155	9,247
Documentary and commercial letters of credit	327	309
Other	278	276
	$225,519	$200,459

(1)	Excludes securities lending of $1.4 billion (2014: $903 million) for cash because it is reported on the consolidated balance sheet.
(2)	Includes $97.1 billion (2014: $91.1 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.

In addition, the client securities lending of the joint ventures which CIBC has with The Bank of New York Mellon totalled $78.3 billion (2014: $70.3 billion) of which $7.7 billion (2014: $7.6 billion) are transactions between CIBC and the joint ventures.

CIBC has provided indemnities to customers of the joint ventures in respect of securities lending transactions with third parties amounting to $69.1 billion (2014: $61.4 billion).

Securities lending

Securities lending represents our credit exposure when we lend our own or our clients’ securities to a borrower and the borrower defaults on the redelivery obligation. The borrower must fully collateralize the security lent at all times.

Unutilized credit commitments

Unutilized credit commitments are the undrawn portion of lending facilities that we have approved to meet the requirements of clients. These lines may include various conditions that must be satisfied prior to drawdown and include facilities extended in connection with contingent acquisition financing. The credit risk associated with these lines arises from the possibility that a commitment will be drawn down as a loan at some point in the future, prior to the expiry of the commitment. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over the present and future assets of the borrower.

Backstop liquidity facilities

We provide irrevocable backstop liquidity facilities primarily to ABCP conduits. We are the financial services agent for some of these conduits, while other conduits are administered by third parties. The liquidity facilities for our sponsored ABCP programs, Safe Trust, Sure Trust, and Sound Trust, require us to provide funding, subject to the satisfaction of certain limited conditions with respect to the conduits, to fund non-defaulted assets.

CIBC 2015 ANNUAL REPORT	151

Consolidated financial statements

Standby and performance letters of credit

These represent an irrevocable obligation to make payments to third parties in the event that clients are unable to meet their contractual financial or performance obligations. The credit risk associated with these instruments is essentially the same as that involved in extending irrevocable loan commitments to clients. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over present and future assets of the borrower.

Documentary and commercial letters of credit

Documentary and commercial letters of credit are short-term instruments issued on behalf of a client, authorizing a third party, such as an exporter, to draw drafts on CIBC up to a specified amount, subject to specific terms and conditions. We are at risk for any drafts drawn that are not ultimately settled by the client; however, the amounts drawn are collateralized by the related goods.

Operating lease commitments(1)

Future minimum lease payments and receipts for operating lease commitments for each of the five succeeding years and thereafter are as follows:

	Operating leases
$ millions, as at October 31, 2015	Payments	Receipts (2)
2016	$431	$109
2017	411	111
2018	369	111
2019	313	112
2020	243	112
2021 and thereafter	1,094	1,531

(1)	Total rental expense (excluding servicing agreements) in respect of buildings and equipment was $432 million (2014: $407 million; 2013: $386 million).
(2)	Includes sub-lease income from a finance lease property, a portion of which is rented out and considered an investment property.

Finance lease commitments(1)

Future minimum lease payments for finance lease commitments for each of the five succeeding years and thereafter are as follows:

$ millions, as at October 31, 2015
2016	$58
2017	56
2018	54
2019	52
2020	50
2021 and thereafter	417
687
Less: Future interest charges	250
Present value of finance lease commitments	$437

(1)	Total interest expense related to finance lease arrangements was $30 million (2014: $28 million; 2013: $28 million).

Other commitments

As an investor in merchant banking activities, we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. In connection with these activities, we had commitments to invest up to $143 million (2014: $153 million).

In addition, we act as underwriter for certain new issuances under which we alone or together with a syndicate of financial institutions purchase these new issuances for resale to investors. As at October 31, 2015, the related underwriting commitments were $687 million (2014: $613 million).

Guarantees and other indemnification agreements

Guarantees

A guarantee is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor failed to make payment when due in accordance with the original or modified terms of a debt instrument. Guarantees include standby and performance letters of credit as discussed above, and credit derivatives protection sold, as discussed in Note 12.

Other indemnification agreements

In the ordinary course of operations, we enter into contractual arrangements under which we may agree to indemnify the counterparty to such arrangement from any losses relating to a breach of representations and warranties, a failure to perform certain covenants, or for claims or losses arising from certain external events as outlined within the particular contract. This may include, for example, losses arising from changes in tax legislation, litigation, or claims relating to past performance. In addition, we have entered into indemnification agreements with each of our directors and officers to indemnify those individuals, to the extent permitted by law, against any and all claims or losses (including any amounts paid in settlement of any such claims) incurred as a result of their service to CIBC. In most indemnities, maximum loss clauses are generally not provided for, and as a result, no defined limit of the maximum potential liability exists. Amounts are accrued when we have a present legal or constructive obligation as a result of a past event, when it is both probable that an outflow of economic benefits will be required to resolve the matter, and when a reliable estimate can be made of the amount of the obligation. We believe that the likelihood of the conditions arising to trigger obligations under these contract arrangements is remote. Historically, any payments made in respect of these contracts have not been significant. Amounts related to these indemnifications, representations, and warranties reflected within the consolidated financial statements as at October 31, 2015 and 2014 are not significant.

152	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Pledged assets

In the ordinary course of business, we pledge our own assets, or may sell or re-pledge third-party assets against liabilities, or to facilitate certain activities, pursuant to agreements permitting such re-pledging of third-party assets where required.

The following table presents the carrying value of the sources and uses of our own pledged assets and collateral:

$ millions, as at October 31	2015	2014
Sources of pledged assets and collateral (1)
Deposits with banks	$16	$8
Securities	24,603	19,004
NHA mortgage-backed securities (2)	23,114	23,278
Mortgages	11,962	12,615
Credit cards (3)	4,782	3,266
Other assets	5,460	3,756
	$69,937	$61,927
Uses of pledged assets and collateral
Securities lent	$16,864	$14,966
Obligations related to securities lent or sold under repurchase agreements	3,492	2,033
Secured borrowings	39,644	38,783
Derivative transactions (4)	8,658	4,979
Foreign governments and central banks (5)	366	249
Clearing systems, payment systems, depositories, and other (5)	913	917
	$69,937	$61,927

(1)	Does not include over-collateralization of assets pledged.
(2)	Includes certain cash in transit balances related to the securitization process.
(3)	These assets are held in consolidated securitization trusts and support funding liabilities of $4.8 billion with a fair value of $4.8 billion (2014: $3.3 billion with a fair value of $3.3 billion).
(4)	Comprises margins for exchange-traded futures and options, clearing house settled swap contracts, and collateralized derivative transactions.
(5)	Includes assets pledged in order to participate in clearing and payment systems and depositories, or to have access to the facilities of central banks in foreign jurisdictions. Excludes intraday pledges to the Bank of Canada related to the Large Value Transfer System as they are normally released back to us at the end of the settlement cycle each day.

The following table presents the uses of third-party pledged assets and collateral available for sale or re-pledging:

$ millions, as at October 31	2015	2014
Collateral received and available for sale or re-pledging	$66,561	$65,199
Less: not sold or re-pledged	33,609	31,297
	$32,952	$33,902
Uses of pledged assets and collateral
Securities lent	$15,305	$11,152
Obligations related to securities lent or sold under repurchase agreements	6,851	8,732
Obligations related to securities sold short	9,806	12,999
Derivative transactions (1)	990	1,019
	$32,952	$33,902

(1)	Comprises margins for exchange-traded futures and options, clearing house settled swap contracts, and collateralized derivative transactions.

In addition, see the “Commitments” section above for details on the client securities lending of the joint ventures which CIBC has with The Bank of New York Mellon.

Securities collateral

Client securities collateral that is available for sale or re-pledging is received in connection with securities lending, securities borrowed or purchased under resale agreements, margin loans, and to collateralize derivative contracts. Client securities collateral may be sold or re-pledged by CIBC in connection with securities borrowed, lent or sold under repurchase agreements, for margin loans, as collateral for derivative transactions, or delivered to cover securities sold short.

CIBC 2015 ANNUAL REPORT	153

Consolidated financial statements

Note 23	Contingent liabilities and provision

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $1.2 billion as at October 31, 2015. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages and interest. The matters underlying the estimated range as at October 31, 2015, consist of the significant legal matters disclosed below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

The following is a description of CIBC’s significant legal proceedings, which we intend to vigorously defend.

Green v. Canadian Imperial Bank of Commerce, et al.

In July 2008, a shareholder plaintiff commenced this proposed class action in the Ontario Superior Court of Justice against CIBC and several former and current CIBC officers and directors. It alleges that CIBC and the individual officers and directors violated the Ontario Securities Act through material misrepresentations and non-disclosures relating to CIBC’s exposure to the U.S. sub-prime mortgage market. The plaintiffs instituted this action on behalf of all CIBC shareholders in Canada who purchased shares between May 31, 2007 and February 28, 2008. The action seeks damages of $10 billion. In July 2012, the plaintiffs’ motions for leave to file the statement of claim and for class certification were dismissed by the Ontario Superior Court of Justice. In February 2014, the Ontario Court of Appeal released its decision overturning the lower court and allowing the matter to proceed as a certified class action. In August 2014, CIBC and the individual defendants were granted leave to appeal to the Supreme Court of Canada. The defendants’ appeal to the Supreme Court of Canada was heard on February 9, 2015. The court reserved its decision.

Fresco v. Canadian Imperial Bank of Commerce

Gaudet v. Canadian Imperial Bank of Commerce

In June 2007, two proposed class actions were filed against CIBC in the Ontario Superior Court of Justice (Fresco v. CIBC) and in the Quebec Superior Court (Gaudet v. CIBC). Each makes identical claims for unpaid overtime for full-time, part-time, and retail frontline non-management employees. The Ontario action seeks $500 million in damages plus $100 million in punitive damages for all employees in Canada, while the Quebec action is limited to employees in Quebec and has been stayed pending the outcome of the Ontario action. In June 2009, in the Ontario action, the motion judge denied certification of the matter as a class action. In February 2010, the motion judge awarded CIBC $525,000 for its costs in defending the certification motion. In September 2010, the Ontario Divisional Court upheld the motion judge’s denial of the plaintiff’s certification motion and the award of costs to CIBC by a two to one majority. In January 2011, the Ontario Court of Appeal granted the plaintiff leave to appeal the decision denying certification. In June 2012, the Ontario Court of Appeal overturned the lower court and granted certification of the matter as a class action. The Supreme Court of Canada released its decision in March 2013 denying CIBC leave to appeal certification of the matter as a class action, and denying the plaintiff’s cross appeal on aggregate damages.

Brown v. Canadian Imperial Bank of Commerce and CIBC World Markets Inc.

In 2008, this proposed class action was filed in the Ontario Superior Court of Justice against CIBC World Markets Inc. claiming $350 million for unpaid overtime on behalf of investment bankers, investment advisors, traders, analysts, and others and an additional $10 million in punitive damages. In 2009, the plaintiff amended the statement of claim adding CIBC as a co-defendant and adding a new plaintiff. The proposed amended class includes analysts and investment advisors in Ontario who were not paid overtime or treated as eligible for overtime. In April 2012, the Ontario Superior Court of Justice denied certification of the matter as a class action. The plaintiffs filed an appeal to the Ontario Divisional Court, which was heard in February 2013. The court released its decision in April 2013 denying the plaintiffs’ appeal regarding the decision to deny certification of the matter as a class action. In May 2013, the plaintiffs filed a motion seeking leave to appeal to the Ontario Court of Appeal. In September 2013, the Ontario Court of Appeal granted the plaintiffs leave to appeal the decision denying class certification. In October 2014 the Ontario Court of Appeal upheld the lower court’s decision denying class certification. The plaintiffs did not seek leave to appeal to the Supreme Court of Canada. The proposed class action was dismissed.

154	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Credit card class actions – Quebec Consumer Protection Act:

Marcotte v. Bank of Montreal, et al.

Corriveau v. Amex Bank of Canada, et al.

Lamoureux v. Bank of Montreal, et al.

St. Pierre v. Bank of Montreal, et al.

Marcotte v. Bank of Montreal, et al. (II)

Giroux v. Royal Bank of Canada, et al.

Since 2004, a number of proposed class actions have been filed in the Quebec Superior Court against CIBC and numerous other financial institutions. The actions, brought on behalf of cardholders, allege that the financial institutions are in breach of certain provisions of the Quebec Consumer Protection Act (CPA). The alleged violations include charging fees on foreign currency transactions, charging fees on cash advances, increasing credit limits without the cardholder’s express consent, and failing to allow a 21-day grace period before posting charges to balances upon which interest is calculated. CIBC and the other defendant banks are jointly raising a constitutional challenge to the CPA on the basis that banks are not required to comply with provincial legislation because banking and cost of borrowing disclosure is a matter of exclusive federal jurisdiction.

The first of these class actions (Marcotte v. Bank of Montreal, et al.), which alleges that charging cardholders fees on foreign currency transactions violates the CPA, went to trial in 2008. In a decision released in June 2009, the trial judge found in favour of the plaintiffs concluding that the CPA is constitutionally applicable to federally regulated financial institutions and awarding damages against all the defendants. The court awarded compensatory damages against CIBC in the amount of $38 million plus an additional sum to be determined at a future date. The court awarded punitive damages against a number of the other defendants, but not against CIBC. CIBC and the other financial institutions appealed this decision. The appeal was heard by the Quebec Court of Appeal in September 2011. In August 2012, the Quebec Court of Appeal allowed the defendant banks’ appeals in part and overturned the trial judgment against CIBC. The plaintiffs and some of the defendant banks appealed to the Supreme Court of Canada, and that appeal was heard in February 2014. On September 19, 2014, the Supreme Court of Canada found that the relevant provisions of the Quebec CPA were constitutionally applicable to the banks, but that CIBC is not liable for damages because it fully complied with the Quebec CPA.

The Giroux and Marcotte II proposed class actions were discontinued in January 2015.

Credit card class actions – Interchange fees litigation:

Bancroft-Snell v. Visa Canada Corporation, et al.

9085-4886 Quebec Inc. v. Visa Canada Corporation, et al.

Watson v. Bank of America Corporation, et al.

Fuze Salon v. BofA Canada Bank, et al.

1023926 Alberta Ltd. v. Bank of America Corporation, et al.

The Crown & Hand Pub Ltd. v. Bank of America Corporation, et al.

Hello Baby Equipment Inc. v. BofA Canada Bank, et al.

Since 2011 seven proposed class actions have been commenced against VISA Canada Corporation (Visa), MasterCard International Incorporated (MasterCard), CIBC and numerous other financial institutions. The actions, brought on behalf of all merchants who accepted payment by Visa or MasterCard from March 23, 2001 to the present, allege two “separate, but interrelated” conspiracies; one in respect of Visa and one in respect of MasterCard. The claims allege that Visa and MasterCard conspired with their issuing banks to set default interchange rate and merchant discount fees and that certain rules (Honour All Cards and No Surcharge) have the effect of increasing the merchant discount fees. The claims allege civil conspiracy, violation of the Competition Act, interference with economic interests and unjust enrichment. The claims seek unspecified general and punitive damages. The motion for class certification in Watson was granted in March 2014. The appeal of the decision granting class certification was heard in December 2014. In August 2015, the British Columbia Court of Appeal allowed the appeals in part, resulting in certain causes of action being struck and others being reinstated. The matter remains certified as a class action.

Sino-Forest class actions:

Smith v. Sino-Forest Corporation, et al.

Trustees of the Labourers’ Pension Fund of Central and Eastern Canada v. Sino-Forest Corporation, et al.

Northwest & Ethical Investments L.P. v. Sino-Forest Corporation, et al.

In 2011, three proposed class actions were filed in the Ontario Superior Court of Justice on behalf of purchasers of shares in Sino-Forest Corporation (Sino-Forest) against Sino-Forest, its directors and officers, its auditors and the underwriting syndicate for three public offerings from 2007 to 2009. CIBC World Markets Inc. was part of the underwriting syndicate for two of the offerings (underwriting 20% of a $200 million June 2007 offering and 5% of a $367 million December 2009 offering). The proposed class actions allege various misrepresentations on the part of Sino-Forest and the other defendants regarding Sino-Forest’s revenue and ownership of timberlands in China, including representations made in the prospectus for the public offerings. In October 2015, the court approved the settlement pursuant to which the underwriting syndicate will pay $33.5 million. The settlement did not have a significant impact on our net income during the year.

Mortgage prepayment class actions:

Jordan v. CIBC Mortgages Inc.

Lamarre v. CIBC Mortgages Inc.

Sherry v. CIBC Mortgages Inc.

In 2011, three proposed class actions were filed in the Superior Courts of Ontario, Quebec and British Columbia against CIBC Mortgages Inc. The representative plaintiffs allege that since 2005 CIBC Mortgages Inc. wrongfully charged or overcharged mortgage prepayment penalties and that the calculation clauses in the mortgage contract that provide for discretion in applying the prepayment penalties are void and unenforceable at law. The motion for class certification in Sherry was granted in June 2014 conditional on the plaintiffs framing a workable class definition. In July 2014 CIBC filed a Notice of Appeal.

CIBC 2015 ANNUAL REPORT	155

Consolidated financial statements

Oppenheimer Holdings Inc., Oppenheimer & Co. Inc. and OPY Credit Corp v. Canadian Imperial Bank of Commerce and CIBC World Markets Corp.

In March 2013, a claim was filed in New York State Supreme Court against CIBC by Oppenheimer Holdings Inc., Oppenheimer & Co. Inc. (Oppenheimer) and OPY Credit Corp. seeking damages of US$176 million relating to an alleged breach of a credit facility that Canadian Imperial Bank of Commerce entered into with OPY Credit Corp. in January 2008 (Oppenheimer Holdings Inc. v. Canadian Imperial Bank of Commerce). In November 2013, the court dismissed all claims brought by Oppenheimer Holdings Inc. and Oppenheimer & Co. and reduced the claim to one cause of action, a claim by OPY Credit Corp. alleging Canadian Imperial Bank of Commerce breached the credit facility. This case continues to proceed.

In addition, in an asset purchase agreement between Oppenheimer and CIBC entered into in January 2008, Oppenheimer was required to pay CIBC World Markets Corp. a deferred purchase price of at least US$25 million in April 2013. Oppenheimer has not paid the deferred purchase price to CIBC World Markets Corp. and has placed the funds in escrow pending the outcome of legal proceedings. In June 2013, CIBC World Markets Corp. filed an arbitration claim against Oppenheimer for US$25 million plus statutory interest and attorneys’ fees. In October 2014 the arbitration claim relating to the US$25 million deferred purchase price was settled in principal under terms that provide for CIBC to recover the full amount of the deferred purchase price.

Barbero v. Royal Bank of Canada, et al

In April 2015, a proposed class action was filed in the Supreme Court of British Columbia against CIBC, Royal Bank of Canada, Toronto-Dominion Bank, Bank of Montreal and Bank of Nova Scotia. The action is brought on behalf of residents of British Columbia who were charged by the defendants a monthly premium or fee for credit protection without their consent or authorization at any time. The plaintiff alleges that the defendants employ uniform, unfair, fraudulent and unlawful marketing practices to enroll customers who receive no meaningful benefit from the product. The claim seeks a refund of the premiums, charges or fees received from customers and unspecified general and punitive damages.

Cerberus Capital Management L.P. v. CIBC

In October 2015, Securitized Asset Funding 2011-2, LTD., a special purpose investment vehicle affiliated with Cerberus Capital Management L.P. (collectively “Cerberus”), commenced a Federal Court action in New York against CIBC seeking unspecified damages of “at least hundreds of millions of dollars”. The action relates to two transactions in 2008 and 2011 in which CIBC issued a limited recourse note and certificate to Cerberus which significantly reduced CIBC’s exposure to the U.S. residential real estate market. The complaint alleges that CIBC breached its contract with Cerberus by failing to appropriately calculate and pay with respect to two of the payment streams due under the 2008 note and 2011 certificate.

In November 2015, Cerberus voluntarily dismissed the Federal Court action and filed a new action asserting the same claims in New York State Court.

Legal provisions

The following table presents changes in our legal provisions:

$ millions, for the year ended October 31	2015	2014
Balance at beginning of year	$39	$37
Additional new provisions recognized	12	9
Less:
Amounts incurred and charged against existing provisions	(22)	(5)
Unused amounts reversed	(2)	(2)
Balance at end of year	$27	$39

Restructuring

During the year, we recorded cumulative restructuring charges of $296 million ($225 million after-tax) in Corporate and Other. The charges primarily relate to employee severance and include Program Clarity, a bank-wide priority focused on simplifying our bank. The charges also include restructuring costs related to CIBC FirstCaribbean, which include charges related to the sale by CIBC FirstCaribbean of its Belize banking operations that is expected to close in the first quarter of 2016.

The following table presents changes in the restructuring provision:

$ millions, for the year ended October 31	2015
Balance at beginning of year	$–
Additional new provisions recognized	296
Less:
Amounts incurred and charged against existing provisions	(52)
Unused amounts reversed	–
Balance at end of year	$244

While the amount of $244 million recognized represents our best estimate as at October 31, 2015 of the amount required to settle the obligation, uncertainty exists with respect to when the obligation will be settled and the amounts ultimately paid, as this will largely depend upon individual facts and circumstances.

156	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Note 24	Concentration of credit risk

Concentration of credit exposure may arise with a group of counterparties that have similar economic characteristics or are located in the same geographic region. The ability of such counterparties to meet contractual obligations would be similarly affected by changing economic, political, or other conditions.

The amounts of credit exposure associated with our on- and off-balance sheet financial instruments are summarized in the following table:

Credit exposure by country of ultimate risk

$ millions, as at October 31				2015				2014
	Canada	U.S.	Other countries	Total	Canada	U.S.	Other countries	Total
On-balance sheet
Major assets (1)(2)(3)	$345,718	$62,760	$35,798	$444,276	$330,101	$35,950	$32,754	$398,805
Off-balance sheet
Credit-related arrangements
Financial institutions	$39,781	$3,496	$3,781	$47,058	$31,256	$1,797	$3,376	$36,429
Governments	4,912	–	47	4,959	5,608	–	26	5,634
Retail	105,967	3	285	106,255	98,821	–	138	98,959
Other	48,749	11,886	6,612	67,247	44,702	9,870	4,865	59,437
	$199,409	$15,385	$10,725	$225,519	$180,387	$11,667	$8,405	$200,459
Derivative instruments (4)(5)
By counterparty type
Financial institutions (6)	$6,037	$3,467	$7,502	$17,006	$4,674	$3,551	$6,841	$15,066
Governments	5,379	–	39	5,418	3,591	–	20	3,611
Other	1,675	458	999	3,132	863	160	361	1,384
	13,091	3,925	8,540	25,556	9,128	3,711	7,222	20,061
Less: effect of netting	(8,466)	(3,104)	(5,490)	(17,060)	(6,883)	(2,968)	(4,698)	(14,549)
Total derivative instruments	$4,625	$821	$3,050	$8,496	$2,245	$743	$2,524	$5,512

(1)	Major assets consist of cash and deposits with banks, loans and acceptances net of allowance for credit losses, securities, securities borrowed or purchased under resale agreements, and derivative instruments.
(2)	Includes Canadian currency of $344.0 billion (2014: $332.9 billion) and foreign currencies of $100.3 billion (2014: $65.9 billion).
(3)	Includes loans and acceptances, net of allowance for credit losses, totalling $291.0 billion (2014: $268.2 billion). No industry or foreign jurisdiction accounts for more than 10% of this amount.
(4)	Also included in the on-balance sheet major assets in the table.
(5)	Does not include exchange-traded derivatives of $786 million (2014: $619 million).
(6)	Includes positive fair value (net of CVA) of $12 million (2014: $30 million) on notional amounts of $1.2 billion (2014: $2.7 billion) with financial guarantors.

In addition, see Note 22 for details on the client securities lending of the joint ventures which CIBC has with The Bank of New York Mellon.

Also see shaded sections in “MD&A – Management of risk” for a detailed discussion on our credit risk.

CIBC 2015 ANNUAL REPORT	157

Consolidated financial statements

Note 25	Related-party transactions

In the ordinary course of business, we provide banking services and enter into transactions with related parties on terms similar to those offered to unrelated parties. Related parties include key management personnel(1) and their affiliates(2). Related parties also include associated companies and joint ventures accounted for under the equity method, and post-employment benefit plans for CIBC employees. Loans to these related parties are made in the ordinary course of business and on substantially the same terms as for comparable transactions with unrelated parties. We offer a subsidy on annual fees and preferential interest rates on credit card balances to senior officers which is the same offer extended to all employees of CIBC.

Key management personnel and their affiliates

As at October 31, 2015, loans(3) to directors and their affiliates totalled $116 million (2014: $148 million), letters of credit and guarantees(4) totalled $254 million (2014: $216 million), and the undrawn credit commitments(5) totalled $456 million (2014: $360 million).

As at October 31, 2015, loans to senior officers and their affiliates totalled $29 million (2014: $96 million), letters of credit and guarantees totalled $240 million (2014: $3 million), and the undrawn credit commitments totalled $1,019 million (2014: $540 million).

These outstanding balances are generally unsecured and we have no provision for credit losses relating to these amounts for the years ended October 31, 2015 and 2014.

(1)	Key management personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of CIBC directly or indirectly and comprise the members of the Board (referred to as directors); and Executive Committee (ExCo) and certain named officers per the Bank Act (Canada) (collectively referred to as senior officers). Board members who are also ExCo members are included as senior officers.
(2)	Affiliates include spouses, children under 18, and supported family members (dependants) of directors and senior officers. The term also includes entities over which directors, senior officers, and their dependants have significant influence. Significant influence can be exerted by one or more of these factors: greater than 10% voting interest; entities in which they have a management contract; entities in which they have positions of management authority/senior positions; entities in which they are a general partner; trusts in which they are trustees or substantial beneficiaries.
(3)	Comprises nil (2014: $1 million) related to directors and their dependants and $116 million (2014: $147 million) related to entities over which directors and their dependants have significant influence.
(4)	Comprises nil (2014: nil) related to directors and their dependants and $254 million (2014: $216 million) related to entities over which directors and their dependants have significant influence.
(5)	Comprises nil (2014: nil) related to directors and their dependants and $456 million (2014: $360 million) related to entities over which directors and their dependants have significant influence.

Compensation of key management personnel

$ millions, for the year ended October 31		2015		2014
	Directors	Senior officers	Directors	Senior officers
Short-term benefits (1)	$2	$23	$2	$25
Post-employment benefits	–	2	–	29
Share-based benefits (2)	2	21	2	25
Termination benefits	–	7	–	–
Total compensation	$4	$53	$4	$79

(1)	Comprises salaries, statutory and non-statutory benefits related to senior officers and fees related to directors recognized during the year. Also includes annual incentive plan payments related to senior officers on a cash basis.
(2)	Comprises grant-date fair values of awards granted in the year.

Refer to the following Notes for additional details on related-party transactions:

Share-based payment plans

See Note 18 for details of these plans offered to directors and senior officers.

Post-employment benefit plans

See Note 19 for related-party transactions between CIBC and the post-employment benefit plans.

Equity-accounted associates and joint ventures

See Note 26 for details of our equity-accounted associates and joint ventures.

158	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Note 26	Investments in equity-accounted associates and joint ventures

Joint ventures

CIBC is a 50/50 joint venture partner with The Bank of New York Mellon in two joint ventures: CIBC Mellon Trust Company and CIBC Mellon Global Securities Services Company, which provide trust and asset servicing, both in Canada. As at October 31, 2015, the carrying value of our investments in the joint ventures was $343 million (2014: $313 million), which was included in Corporate and Other.

As at October 31, 2015, loans to the joint ventures totalled nil (2014: $57 million) and undrawn credit commitments totalled $128 million (2014: $39 million).

CIBC, The Bank of New York Mellon, and CIBC Mellon have, jointly and severally, provided indemnities to customers of the joint ventures in respect of securities lending transactions. See Note 22 for additional details.

There were no unrecognized share of losses of any joint ventures, either for the year or cumulatively. In 2015 and 2014, none of our joint ventures experienced any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

The following table provides the summarized aggregate financial information related to our proportionate interest in the equity-accounted joint ventures:

$ millions, for the year ended October 31	2015	2014	2013
Net income	$57	$50	$47
OCI	(2)	2	(2)
Total comprehensive income	$55	$52	$45

Associates

As at October 31, 2015, the total carrying value of our investments in associates was $1,504 million (2014: $1,610 million). These investments comprise: listed associates with a carrying value of $193 million (2014: $350 million) and a fair value of $166 million (2014: $427 million); and unlisted associates with a carrying value of $1,311 million (2014: $1,260 million) and a fair value of $1,649 million (2014: $1,776 million). Of the total carrying value of our investments in associates, $1,169 million (2014: $1,016 million) was included in Wealth Management, $316 million (2014: $396 million) in Capital Markets, and $19 million (2014: $198 million) in Corporate and Other.

As at October 31, 2015, loans to associates totalled $12 million (2014: $30 million) and undrawn credit commitments totalled $132 million (2014: $105 million). We also had commitments to invest up to $1 million (2014: $4 million) in our associates.

There were no unrecognized share of losses of any associate, either for the year or cumulatively. In 2015 and 2014, none of our associates experienced any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

The following table provides the summarized aggregate financial information related to our proportionate interest in equity-accounted associates:

$ millions, for the year ended October 31	2015	2014	2013
Net income	$120	$176	$93
OCI	(3)	14	(8)
Total comprehensive income	$117	$190	$85

CIBC 2015 ANNUAL REPORT	159

Consolidated financial statements

Note 27	Significant subsidiaries

The following is a list of significant subsidiaries in which CIBC, either directly or indirectly, owns 100% of the voting shares, except where noted.

$ millions, as at October 31, 2015

Subsidiary name (1)	Address of head or principal office	Book value of shares owned by CIBC and other subsidiaries of CIBC	(2)
CIBC Asset Management Inc.	Toronto, Ontario, Canada	612
CIBC BA Limited	Toronto, Ontario, Canada	–	(3)
CIBC Investor Services Inc.	Toronto, Ontario, Canada	25
CIBC Life Insurance Company Limited	Mississauga, Ontario, Canada	23
CIBC Mortgages Inc.	Toronto, Ontario, Canada	230
CIBC Securities Inc.	Toronto, Ontario, Canada	2
CIBC Trust Corporation	Toronto, Ontario, Canada	591
CIBC World Markets Inc.	Toronto, Ontario, Canada	343
CIBC WM Real Estate Ltd.	Toronto, Ontario, Canada
CIBC WM Real Estate (Quebec) Ltd.	Montreal, Quebec, Canada
CIBC Wood Gundy Financial Services Inc.	Toronto, Ontario, Canada
CIBC Wood Gundy Financial Services (Quebec) Inc.	Montreal, Quebec, Canada
CIBC USA Holdings Inc.	New York, New York, U.S.
CIBC World Markets Corp.	New York, New York, U.S.
Canadian Imperial Holdings Inc.	New York, New York, U.S.
CIBC Inc.	New York, New York, U.S.
CIBC Capital Corporation	New York, New York, U.S.
CIBC Delaware Funding Corp.	New York, New York, U.S.
Atlantic Trust Group, LLC	Atlanta, Georgia, U.S.
AT Investment Advisers, Inc.	Chicago, Illinois, U.S.
Atlantic Trust Company, National Association	Atlanta, Georgia, U.S.
INTRIA Items Inc.	Mississauga, Ontario, Canada	100
CIBC Holdings (Cayman) Limited	George Town, Grand Cayman, Cayman Islands	7,640
CIBC Cayman Bank Limited	George Town, Grand Cayman, Cayman Islands
CIBC Cayman Capital Limited	George Town, Grand Cayman, Cayman Islands
CIBC Investments (Cayman) Limited	George Town, Grand Cayman, Cayman Islands
FirstCaribbean International Bank Limited (91.7%)	Warrens, St. Michael, Barbados
CIBC Bank and Trust Company (Cayman) Limited (91.7%)	George Town, Grand Cayman, Cayman Islands
CIBC Trust Company (Bahamas) Limited (91.7%)	Nassau, The Bahamas
FirstCaribbean International Bank (Bahamas) Limited (87.3%)	Nassau, The Bahamas
FirstCaribbean International Bank (Barbados) Limited (91.7%)	Warrens, St. Michael, Barbados
FirstCaribbean International Bank (Cayman) Limited (91.7%)	George Town, Grand Cayman, Cayman Islands
FirstCaribbean International Bank (Jamaica) Limited (91.4%)	Kingston, Jamaica
FirstCaribbean International Bank (Trinidad and Tobago) Limited (91.7%)	Maraval, Port of Spain, Trinidad & Tobago
FirstCaribbean International Wealth Management Bank (Barbados) Limited (91.7%)	Warrens, St. Michael, Barbados
CIBC Reinsurance Company Limited	Warrens, St. Michael, Barbados
CIBC World Markets plc	London, England, U.K.	490
CIBC World Markets (Japan) Inc.	Tokyo, Japan	44
CIBC Australia Ltd	Sydney, New South Wales, Australia	20

(1)	Each subsidiary is incorporated or organized under the laws of the state or country in which the principal office is situated, except for CIBC World Markets (Japan) Inc., which was incorporated in Barbados; CIBC USA Holdings Inc., CIBC World Markets Corp., Canadian Imperial Holdings Inc., CIBC Inc., CIBC Capital Corporation, CIBC Delaware Funding Corp., Atlantic Trust Group, LLC and AT Investment Advisers, Inc., which were incorporated or organized under the laws of the State of Delaware, U.S.; and Atlantic Trust Company, National Association, which was organized under the Federal law of the U.S.
(2)	The book value of shares of subsidiaries is shown at cost and may include non-voting common and preferred shares. These amounts are eliminated upon consolidation.
(3)	The book value of shares owned by CIBC is less than $1 million.

In addition to the above, we consolidate certain SEs where we have control over the SE. See Note 6 for additional details.

160	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Note 28	Segmented and geographic information

CIBC has three strategic business units (SBUs): Retail and Business Banking, Wealth Management and Capital Markets. These SBUs are supported by Corporate and Other.

Retail and Business Banking provides personal and business clients across Canada with financial advice, products and services through a strong team of advisors and relationship managers, in our banking centres or through remote channels such as mobile advisors, telephone, online or mobile banking.

Wealth Management provides integrated advice and investment solutions to meet the needs of institutional, retail, and high net worth clients. Our asset management, retail brokerage and private wealth management businesses combine to create an integrated offer, delivered through more than 1,500 advisors across Canada and the U.S.

Capital Markets provides integrated credit and global markets products, investment banking advisory services and top-ranked research to corporate, government and institutional clients around the world.

Corporate and Other includes the following functional groups – Technology and Operations, Finance (including Treasury), Administration, Risk Management, and Internal Audit, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our International banking operations comprising mainly FirstCaribbean International Bank Limited (CIBC FirstCaribbean), strategic investments in the CIBC Mellon joint ventures, and other income statement and balance sheet items not directly attributable to the business lines. CIBC’s investment in The Bank of N.T. Butterfield & Son Limited was included in Corporate and Other results until it was sold on April 30, 2015.

Business unit allocations

Treasury activities impact the reported financial results of the SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, which impacts the revenue performance of the SBUs. Once the interest and liquidity risk inherent in our client-driven assets and liabilities is transfer priced into Treasury, it is managed within CIBC’s risk framework and limits. The residual financial results associated with Treasury activities are reported in Corporate and Other. Capital is attributed to the SBUs in a manner that is intended to consistently measure and align economic costs with the underlying benefits and risks associated with SBU activities. Earnings on unattributed capital remain in Corporate and Other. We review our transfer pricing methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices.

To measure and report the results of operations of the lines of business within our Retail and Business Banking and Wealth Management SBUs, we use a Manufacturer/Customer Segment/Distributor Management Model. The model uses certain estimates and allocation methodologies in the preparation of segmented financial information. Under this model, internal payments for sales, renewals, trailer commissions and the recovery of distribution service costs are made among the lines of business and SBUs. Periodically, the sales, renewals and trailer commission rates paid to customer segments for certain products/services are revised and applied prospectively.

Non-interest expenses are attributed to the SBUs to which they relate based on appropriate criteria. Revenue, expenses, and other balance sheet resources related to certain activities are fully allocated to the lines of business within the SBUs.

The individual allowances and related provisions are reported in the respective SBUs. The collective allowances and related provisions are reported in Corporate and Other except for: (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; and (iii) net write-offs for the card portfolio, which are all reported in the respective SBUs. All allowances and related provisions for CIBC FirstCaribbean are reported in Corporate and Other.

Changes made to our business segments

2015

Capital Markets

In November 2015, the name of this SBU was changed to Capital Markets from Wholesale Banking. This SBU comprises global markets, corporate and investment banking, and other.

2014

Sale of Aeroplan portfolio

On December 27, 2013, we sold approximately 50% of our Aerogold VISA portfolio, consisting primarily of credit card only clients, to TD. Accordingly, the revenue related to the sold credit card portfolio was moved from Personal banking to the Other line of business within Retail and Business Banking. Prior period amounts were restated accordingly.

Allocation of Treasury activities

Treasury-related transfer pricing continues to be charged or credited to each line of business within our SBUs. We changed our approach to allocating the residual financial impact of Treasury activities. Certain fees are charged directly to the lines of business, and the residual net revenue is retained in Corporate and Other. Prior period amounts were restated accordingly.

2013

There were no significant changes made to our business segments during the year.

CIBC 2015 ANNUAL REPORT	161

Consolidated financial statements

Results by reporting segments and geographic areas

$ millions, for the year ended October 31		Retail and Business Banking	Wealth Management	Capital Markets	Corporate and Other	CIBC Total	Canada (1)	U.S. (1)	Caribbean (1)	Other countries (1)
2015	Net interest income (2)	$5,921	$205	$1,883	$(94)	$7,915	$7,221	$145	$458	$91
	Non-interest income	2,072	2,723	749	397	5,941	4,491	650	601	199
	Intersegment revenue (3)	447	(457)	10	–	–	n/a	n/a	n/a	n/a
	Total revenue	8,440	2,471	2,642	303	13,856	11,712	795	1,059	290
	Provision for (reversal of) credit losses	707	(1)	17	48	771	701	22	49	(1)
	Amortization and impairment (4)	93	26	5	311	435	348	42	38	7
	Other non-interest expenses	4,219	1,758	1,324	1,125	8,426	7,229	546	469	182
	Income (loss) before income taxes	3,421	688	1,296	(1,181)	4,224	3,434	185	503	102
	Income taxes (2)	897	168	292	(723)	634	462	48	97	27
	Net income (loss)	$2,524	$520	$1,004	$(458)	$3,590	$2,972	$137	$406	$75
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$14	$14	$–	$–	$14	$–
	Equity shareholders	2,524	520	1,004	(472)	3,576	2,972	137	392	75
	Average assets (5)	$242,890	$4,796	$142,771	$64,867	$455,324	$388,220	$40,170	$19,984	$6,950
2014 (6)	Net interest income (2)	$5,634	$198	$1,561	$66	$7,459	$6,728	$164	$471	$96
	Non-interest income	2,232	2,408	856	408	5,904	4,459	578	584	283
	Intersegment revenue (3)	397	(404)	7	–	–	n/a	n/a	n/a	n/a
	Total revenue	8,263	2,202	2,424	474	13,363	11,187	742	1,055	379
	Provision for (reversal of) credit losses	731	–	43	163	937	661	59	219	(2)
	Amortization and impairment (4)	87	22	5	699	813	319	36	451	7
	Other non-interest expenses	4,138	1,560	1,214	787	7,699	6,734	424	378	163
	Income (loss) before income taxes	3,307	620	1,162	(1,175)	3,914	3,473	223	7	211
	Income taxes (2)	824	149	267	(541)	699	525	72	49	53
	Net income (loss)	$2,483	$471	$895	$(634)	$3,215	$2,948	$151	$(42)	$158
	Net income (loss) attributable to:
	Non-controlling interests	$–	$2	$–	$(5)	$(3)	$2	$–	$(5)	$–
	Equity shareholders	2,483	469	895	(629)	3,218	2,946	151	(37)	158
	Average assets (5)	$229,947	$4,354	$122,469	$54,711	$411,481	$357,142	$27,565	$20,355	$6,419
2013 (6)	Net interest income (2)	$5,656	$186	$1,403	$208	$7,453	$6,752	$146	$463	$92
	Non-interest income	2,142	1,960	832	318	5,252	4,238	304	533	177
	Intersegment revenue (3)	338	(343)	5	–	–	n/a	n/a	n/a	n/a
	Total revenue	8,136	1,803	2,240	526	12,705	10,990	450	996	269
	Provision for (reversal of) credit losses	930	1	44	146	1,121	941	(8)	153	35
	Amortization and impairment (4)	90	14	5	245	354	289	23	37	5
	Other non-interest expenses	3,948	1,287	1,312	707	7,254	6,457	253	391	153
	Income (loss) before income taxes	3,168	501	879	(572)	3,976	3,303	182	415	76
	Income taxes (2)	791	116	180	(461)	626	518	48	43	17
	Net income (loss)	$2,377	$385	$699	$(111)	$3,350	$2,785	$134	$372	$59
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$(2)	$(2)	$–	$–	$(2)	$–
	Equity shareholders	2,377	385	699	(109)	3,352	2,785	134	374	59
	Average assets (5)	$226,857	$3,955	$121,318	$51,416	$403,546	$359,537	$18,075	$19,589	$6,345

(1)	Net income and average assets are allocated based on the geographical location where they are recorded.
(2)	Capital Markets net interest income and income tax expense includes a TEB adjustment of $482 million (2014: $421 million; 2013: $357 million) with an equivalent offset in Corporate and Other.
(3)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer/Customer Segment/Distributor Management Model.
(4)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets. In addition, 2014 includes impairment loss relating to CIBC FirstCaribbean goodwill.
(5)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(6)	Certain information has been reclassified to conform to the presentation adopted in the current year.
n/a	Not applicable.

The following table provides a breakdown of revenue from our reporting segments:

$ millions, for the year ended October 31	2015	2014 (1)	2013 (1)
Retail and Business Banking
Personal banking	$6,722	$6,349	$6,021
Business banking	1,627	1,530	1,529
Other	91	384	586
	$8,440	$8,263	$8,136
Wealth Management
Retail brokerage	$1,230	$1,185	$1,060
Asset management	862	742	621
Private wealth management	379	275	122
	$2,471	$2,202	$1,803
Capital Markets (2)
Global markets	$1,539	$1,193	$1,265
Corporate and investment banking	1,107	1,120	919
Other	(4)	111	56
	$2,642	$2,424	$2,240
Corporate and Other (2)
International banking	$678	$601	$593
Other	(375)	(127)	(67)
	$303	$474	$526

(1)	Certain information has been reclassified to conform to the presentation adopted in the current year.
(2)	Capital Markets revenue includes a TEB adjustment of $482 million (2014: $421 million; 2013: $357 million) with an equivalent offset in Corporate and Other.

162	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Note 29	Financial instruments – disclosures

Certain disclosures required by IFRS 7 are provided in the shaded sections of the “MD&A – Management of risk”, as permitted by IFRS. The following table provides a cross referencing of those disclosures to the MD&A.

Description	Section
For each type of risk arising from financial instruments, an entity shall disclose: the exposure to risks and how they arise; objectives, policies and processes used for managing the risks; methods used to measure the risk; and description of collateral.	Risk overview
Credit risk
Market risk
Liquidity risk
Operational risk
Reputation and legal risk
Regulatory compliance risk
Credit risk: gross exposure to credit risk, credit quality and concentration of exposures.	Credit risk
Market risk: trading portfolios – Value-at-Risk (VaR); stressed VaR, incremental risk charge, non-trading portfolios – interest rate risk, foreign exchange risk and equity risk.	Market risk
Liquidity risk: liquid assets, maturity of financial assets and liabilities, and credit commitments.	Liquidity risk

We have provided quantitative disclosures related to credit risk consistent with Basel guidelines in the “Credit risk” section of the MD&A, which require entities to disclose their exposures based on how they manage their business and risks. The table below sets out the categories of the on-balance sheet exposure to credit risk under different Basel approaches, displayed in both accounting categories and Basel portfolios.

Accounting categories		Basel portfolios
		AIRB and standardized approaches
$ millions, as at October 31		Corporate	Sovereign	Bank	Real estate secured personal lending	Qualifying revolving retail	Other retail	Asset securitization	Total subject to credit risk	Not subject to credit risk	Total consolidated balance sheet
2015	Cash and deposits with banks	$168	$14,472	$2,115	$–	$–	$–	$–	$16,755	$1,882	$18,637
	Securities	1,682	20,937	3,819	–	–	–	2,750	29,188	45,794	74,982
	Cash collateral on securities borrowed	1,471	4	1,770	–	–	–	–	3,245	–	3,245
	Securities purchased under resale agreements	11,228	4,611	14,250	–	–	–	–	30,089	–	30,089

	Loans	57,093	3,889	2,976	185,258	20,422	10,017	2,104	281,759	1,096	282,855
	Allowance for credit losses	–	–	–	–	–	–	–	–	(1,670)	(1,670)
	Derivative instruments	5,171	6,715	14,456	–	–	–	–	26,342	–	26,342
	Customers’ liability under acceptances	8,473	1,262	61	–	–	–	–	9,796	–	9,796
	Other assets	352	2,142	5,292	123	13	13	3	7,938	11,095	19,033
	Total credit exposure	$85,638	$54,032	$44,739	$185,381	$20,435	$10,030	$4,857	$405,112	$58,197	$463,309
2014	Total credit exposure	$72,085	$33,128	$45,145	$174,130	$19,557	$9,505	$4,251	$357,801	$57,102	$414,903

CIBC 2015 ANNUAL REPORT	163

Consolidated financial statements

Note 30	Offsetting financial assets and liabilities

The following table identifies the amounts that have been offset on the consolidated balance sheet in accordance with the requirements of IAS 32, and also those amounts that are subject to enforceable netting agreements but do not qualify for offsetting on the consolidated balance sheet either because we do not have a currently enforceable legal right to set-off the recognized amounts, or because we do not intend to settle on a net basis or to realize the asset and settle the liability simultaneously.

Financial assets

	Amounts subject to enforceable netting agreements
	Gross amounts of recognized financial assets	Gross amounts offset on the consolidated balance sheet (1)		Related amounts not set-off on the consolidated balance sheet			Amounts not subject to enforceable netting agreements	(4)	Net amounts presented on the consolidated balance sheet
$ millions, as at October 31			Net amounts	Financial instruments (2)	Collateral received (3)	Net amounts
2015
Derivatives	$32,938	$(7,771)	$25,167	$(17,060)	$(3,556)	$4,551	$1,175		$26,342
Cash collateral on securities borrowed	3,245	–	3,245	–	(3,182)	63	–		3,245
Securities purchased under resale agreements	31,803	(1,714)	30,089	–	(30,070)	19	–		30,089
	$67,986	$(9,485)	$58,501	$(17,060)	$(36,808)	$4,633	$1,175		$59,676
2014
Derivatives	$23,899	$(4,444)	$19,455	$(14,549)	$(2,618)	$2,288	$1,225		$20,680
Cash collateral on securities borrowed	3,389	–	3,389	–	(3,328)	61	–		3,389
Securities purchased under resale agreements	33,854	(447)	33,407	–	(33,381)	26	–		33,407
	$61,142	$(4,891)	$56,251	$(14,549)	$(39,327)	$2,375	$1,225		$57,476

Financial liabilities

	Amounts subject to enforceable netting agreements
	Gross amounts of recognized financial liabilities	Gross amounts offset on the consolidated balance sheet (1)		Related amounts not set-off on the consolidated balance sheet			Amounts not subject to enforceable netting agreements	(4)	Net amounts presented on the consolidated balance sheet
$ millions, as at October 31			Net amounts	Financial instruments (2)	Collateral pledged (3)	Net amounts
2015
Derivatives	$35,486	$(7,771)	$27,715	$(17,060)	$(6,625)	$4,030	$1,342		$29,057
Cash collateral on securities lent	1,429	–	1,429	–	(1,389)	40	–		1,429
Obligations related to securities sold under repurchase agreements	10,628	(1,714)	8,914	–	(8,889)	25	–		8,914
	$47,543	$(9,485)	$38,058	$(17,060)	$(16,903)	$4,095	$1,342		$39,400
2014
Derivatives	$25,164	$(4,444)	$20,720	$(14,549)	$(3,587)	$2,584	$1,121		$21,841
Cash collateral on securities lent	903	–	903	–	(880)	23	–		903
Obligations related to securities sold under repurchase agreements	10,309	(447)	9,862	–	(9,856)	6	–		9,862
	$36,376	$(4,891)	$31,485	$(14,549)	$(14,323)	$2,613	$1,121		$32,606

(1)	Comprises amounts related to the financial instruments which qualify for offsetting under IAS 32.
(2)	Comprises amounts subject to set-off under enforceable netting agreements, such as ISDA agreements, derivative exchange or clearing counterparty agreements, global master repurchase agreements, and global master securities lending agreements. Under such arrangements, all outstanding transactions governed by the relevant agreement can be offset if an event of default or other predetermined event occurs.
(3)	Collateral received and pledged amounts are reflected at fair value, but have been limited to the net balance sheet exposure so as not to include any over-collateralization.
(4)	Includes contractual rights of set-off that are subject to uncertainty under the laws of the relevant jurisdiction.

The offsetting and collateral arrangements discussed above and other credit risk mitigation strategies used by CIBC are further explained on page 49 of the “Credit risk” section of the MD&A. As discussed in Note 22, there are no restrictions on CIBC’s ability to sell or repledge securities received as collateral in connection with securities borrowed, lent or sold under repurchase agreements, or derivative transactions.

164	CIBC 2015 ANNUAL REPORT

Consolidated financial statements

Note 31	Interest income and expense

The table below provides the consolidated interest income and expense for both product and accounting categories. The consolidated amounts presented are reported before any interest income and expense associated with funding these assets and liabilities.

$ millions, for the year ended October 31		Amortized cost	Trading	AFS	FVO	Total
2015	Interest income
	Loans	$9,557	$16	$–	$–	$9,573
	Securities	–	1,293	227	4	1,524
	Securities borrowed or purchased under resale agreements	310	–	–	–	310
	Deposits with banks	76	–	–	–	76
		$9,943	$1,309	$227	$4	$11,483
	Interest expense
	Deposits	$2,965	$–	$–	$25	$2,990
	Securities sold short	–	230	–	–	230
	Securities lent or sold under repurchase agreements	110	–	–	–	110
	Subordinated indebtedness	181	–	–	–	181
	Other	57	–	–	–	57
		$3,313	$230	$–	$25	$3,568
2014	Interest income
	Loans	$9,491	$13	$–	$–	$9,504
	Securities	–	1,287	337	4	1,628
	Securities borrowed or purchased under resale agreements	320	–	–	–	320
	Deposits with banks	25	–	–	–	25
		$9,836	$1,300	$337	$4	$11,477
	Interest expense
	Deposits	$3,311	$–	$–	$26	$3,337
	Securities sold short	–	327	–	–	327
	Securities lent or sold under repurchase agreements	127	–	–	–	127
	Subordinated indebtedness	178	–	–	–	178
	Other	49	–	–	–	49
		$3,665	$327	$–	$26	$4,018
2013	Interest income
	Loans	$9,788	$7	$–	$–	$9,795
	Securities	–	1,237	389	5	1,631
	Securities borrowed or purchased under resale agreements	347	–	–	–	347
	Deposits with banks	38	–	–	–	38
		$10,173	$1,244	$389	$5	$11,811
	Interest expense
	Deposits	$3,661	$–	$–	$18	$3,679
	Securities sold short	–	334	–	–	334
	Securities lent or sold under repurchase agreements	102	–	–	–	102
	Subordinated indebtedness	193	–	–	–	193
	Other	50	–	–	–	50
		$4,006	$334	$–	$18	$4,358

CIBC 2015 ANNUAL REPORT	165

Consolidated financial statements

Note 32	Future accounting policy changes

We are currently evaluating the impact of the following standards that are effective for us after fiscal 2015:

IFRS 15 “Revenue from Contracts with Customers” – Issued in May 2014, replaces prior guidance, including IAS 18 “Revenue” and IFRIC 13 “Customer Loyalty Programmes”. The original effective date for us would have been November 1, 2017. However, in July 2015, the IASB decided to defer the effective date by one year. The new guidance includes a five-step recognition and measurement approach, requirements for accounting for contract costs, and enhanced quantitative and qualitative disclosure requirements.

IFRS 9 “Financial Instruments” – Issued in July 2014, replaces IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, which for us would have been on November 1, 2018. Early application is permitted if an entity applies all the requirements of the standard. During 2015, OSFI issued a final advisory that requires D-SIBs to adopt IFRS 9 for their annual period beginning on November 1, 2017, one year earlier than required by the IASB. As a D-SIB, we will publish our first interim consolidated financial statements under IFRS 9 for the quarter ended January 31, 2018, except for the “own credit” provisions of IFRS 9, which we voluntarily early adopted as of November 1, 2014. Refer to Note 1 for further details on changes in accounting policies.

IFRS 9 consists of three main sections: (1) Classification and measurement of financial instruments; (2) Impairment; and (3) Hedge accounting. The IFRS 9 classification and measurement model requires that all debt instrument financial assets that do not meet a “solely payment of principal and interest” (SPPI) test, including those that contain embedded derivatives, be classified at initial recognition as fair value through profit or loss.

For debt instrument financial assets that meet the SPPI test, classification at initial recognition will be determined based on what business model those instruments are managed under. Debt instruments that are managed on a “hold for trading” or “fair value” basis will be classified as fair value through profit or loss. Debt instruments that are managed on a “hold to collect and for sale” basis will be classified as fair value through OCI (FV-OCI for debt). Debt instruments that are managed on a “hold to collect” basis will be classified as Amortized cost.

For those debt instrument financial assets that would otherwise be classified as FV-OCI or Amortized cost, an irrevocable designation can be made at initial recognition to instead measure the debt instrument at fair value through profit or loss option under the fair value option (FVO) if doing so eliminates or significantly reduces an accounting mismatch and if certain OSFI requirements are met.

All equity instrument financial assets are required to be classified at initial recognition as fair value through profit or loss unless an irrevocable designation is made to classify the instrument as fair value through OCI (FV-OCI for equities). For instruments where an irrevocable designation has been made, all realized and unrealized gains and losses are recognized in OCI with no recycling to profit and loss. Only dividends continue to be recognized in profit and loss.

The classification and measurement of financial liabilities remain essentially unchanged from the current IAS 39 requirements, except that changes in fair value of FVO liabilities attributable to changes in own credit risk are to be presented in OCI, rather than profit and loss, which we early adopted as of November 1, 2014.

Derivatives will continue to be measured at fair value through profit or loss under IFRS 9.

The new impairment guidance sets out an expected credit loss (ECL) model applicable to all debt instrument financial assets classified as Amortized cost or FV-OCI. In addition, the ECL model applies to loan commitments and financial guarantees that are not measured at fair value through profit and loss.

The application of the ECL methodology to non-impaired financial instruments requires entities to recognize 12 months of expected credit losses from the date the financial instrument is first recognized, and to recognize lifetime expected credit losses if the credit risk on that financial instrument has increased significantly since initial recognition. In assessing whether credit risk has increased significantly, entities are required to compare the risk of a default occurring on the financial instrument as at the reporting date, with the risk of a default occurring on the financial instrument as at the date of initial recognition. In subsequent reporting periods, if the credit risk of the financial instrument improves such that there is no longer a significant increase in credit risk since initial recognition, then entities shall revert to recognizing 12 months of expected credit losses. The ECL model under IFRS 9 also requires that lifetime expected credit losses be recognized for financial assets that are assessed as credit-impaired.

Hedge accounting guidance has been changed to better align the accounting with risk management activities. However, IFRS 9 allows the existing hedge accounting requirements under IAS 39 to continue in place of the hedge accounting requirements under IFRS 9, pending the completion of the IASB’s project on macro hedge accounting.

166	CIBC 2015 ANNUAL REPORT

Quarterly review

Condensed consolidated statement of income

	2015				2014 (1)
Unaudited, $ millions, for the three months ended	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
Net interest income	$2,043	$2,021	$1,895	$1,956	$1,881	$1,875	$1,798	$1,905
Non-interest income	1,440	1,499	1,499	1,503	1,332	1,480	1,366	1,726
Total revenue	3,483	3,520	3,394	3,459	3,213	3,355	3,164	3,631
Provision for credit losses	198	189	197	187	194	195	330	218
Non-interest expenses	2,383	2,179	2,104	2,195	2,083	2,044	2,409	1,976
Income before income taxes	902	1,152	1,093	1,077	936	1,116	425	1,437
Income taxes	124	174	182	154	125	195	119	260
Net income	$778	$978	$911	$923	$811	$921	$306	$1,177
Net income (loss) attributable to non-controlling interests	2	5	4	3	2	3	(11)	3
Preferred shareholders	9	11	12	13	18	19	25	25
Common shareholders	767	962	895	907	791	899	292	1,149
Net income attributable to equity shareholders	$776	$973	$907	$920	$809	$918	$317	$1,174

(1)	Certain information has been reclassified to conform to the presentation adopted in the current year.

Condensed consolidated balance sheet

	2015				2014
Unaudited, $ millions, as at	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
Assets
Cash and deposits with banks	$18,637	$20,075	$17,719	$13,045	$13,547	$11,192	$10,688	$6,273
Securities	74,982	72,922	58,687	61,289	59,542	69,461	67,204	71,017
Securities borrowed or purchased under resale agreements	33,334	31,350	41,774	38,019	36,796	28,343	27,325	27,195
Loans
Residential mortgages	169,258	165,337	161,281	160,007	157,526	155,013	152,569	151,934
Personal and credit card	48,321	48,047	47,702	47,213	47,087	46,673	46,291	45,797
Business and government	65,276	65,738	58,969	60,169	56,075	54,232	52,246	50,256
Allowance for credit losses	(1,670)	(1,711)	(1,689)	(1,727)	(1,660)	(1,703)	(1,726)	(1,620)
Derivative instruments	26,342	30,030	26,746	39,124	20,680	18,227	19,346	24,489
Customers’ liability under acceptances	9,796	8,091	10,280	9,304	9,212	8,274	9,300	10,452
Other assets	19,033	17,963	17,734	18,780	16,098	15,710	13,859	15,162
	$463,309	$457,842	$439,203	$445,223	$414,903	$405,422	$397,102	$400,955
Liabilities and equity
Deposits
Personal	$137,378	$135,733	$134,319	$134,882	$130,085	$129,198	$128,128	$127,344
Business and government	178,850	174,987	158,927	155,861	148,793	142,245	136,073	134,894
Bank	10,785	10,892	9,556	9,118	7,732	7,700	7,182	5,717
Secured borrowings	39,644	38,913	38,386	40,014	38,783	43,171	42,640	46,381
Derivative instruments	29,057	31,883	30,468	39,903	21,841	17,957	18,746	22,244
Acceptances	9,796	8,091	10,280	9,304	9,212	8,274	9,300	10,452
Obligations related to securities lent or sold short or under repurchase agreements	20,149	21,066	22,645	19,104	23,764	23,599	21,910	20,786
Other liabilities	12,223	11,370	10,873	12,694	10,932	10,579	10,653	10,017
Subordinated indebtedness	3,874	3,844	3,868	4,864	4,978	4,187	4,226	4,233
Equity	21,553	21,063	19,881	19,479	18,783	18,512	18,244	18,887
	$463,309	$457,842	$439,203	$445,223	$414,903	$405,422	$397,102	$400,955

CIBC 2015 ANNUAL REPORT	167

Select financial measures

	2015				2014
Unaudited, as at or for the three months ended	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
Return on common shareholders’ equity	15.1%	20.4%	19.9%	19.9%	17.9%	21.0%	7.0%	27.5%
Return on average assets	0.65%	0.85%	0.83%	0.84%	0.77%	0.89%	0.31%	1.14%
Average common shareholders’ equity ($ millions)	$20,122	$18,733	$18,437	$18,123	$17,528	$16,989	$17,173	$16,581
Average assets ($ millions)	$476,700	$457,774	$448,912	$437,701	$418,414	$411,036	$406,285	$410,019
Average assets to average common equity	23.7	24.4	24.3	24.2	23.9	24.2	23.7	24.7
Capital and leverage
CET1 ratio	10.8%	10.8%	10.8%	10.3%	10.3%	10.1%	10.0%	9.5%
Tier 1 capital ratio	12.5%	12.5%	12.6%	12.1%	12.2%	12.2%	12.1%	11.5%
Total capital ratio	15.0%	15.0%	15.3%	15.0%	15.5%	14.8%	14.9%	14.2%
Leverage ratio	3.9%	3.9%	3.9%	3.8%	n/a	n/a	n/a	n/a
Net interest margin	1.70%	1.75%	1.73%	1.77%	1.78%	1.81%	1.81%	1.84%
Efficiency ratio (1)	68.4%	61.9%	62.0%	63.5%	64.8%	60.9%	76.1%	54.4%

(1)	Certain prior period information has been reclassified to conform to the presentation adopted in the current year.
n/a	Not applicable.

Common share information

	2015				2014
Unaudited, as at or for the three months ended	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
Average shares outstanding (thousands)	397,253	397,270	397,212	397,117	397,009	397,179	397,758	398,539
Per share
– basic earnings	$1.93	$2.42	$2.25	$2.28	$1.99	$2.26	$0.73	$2.88
– diluted earnings	1.93	2.42	2.25	2.28	1.98	2.26	0.73	2.88
– dividends	1.12	1.09	1.06	1.03	1.00	1.00	0.98	0.96
– book value (1)	51.25	50.02	47.08	45.99	44.30	43.02	42.04	42.59
Share price (2)
– high	102.74	96.99	97.62	107.16	107.01	102.06	97.72	91.58
– low	86.00	89.55	89.26	88.18	95.93	95.66	85.49	86.57
– close	100.28	93.46	96.88	88.18	102.89	101.21	97.72	86.57
Dividend payout ratio	58.0%	45.0%	47.1%	45.1%	50.3%	44.2%	133.5%	33.3%

(1)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of period.
(2)	The high and low price during the period, and closing price on the last trading day of the period, on the TSX.

168	CIBC 2015 ANNUAL REPORT

Ten-year statistical review

Condensed consolidated statement of income

	IFRS					Canadian GAAP
Unaudited, $ millions, for the year ended October 31	2015	2014 (1)	2013 (1)	2012	2011	2010	2009	2008	2007	2006
Net interest income	$7,915	$7,459	$7,453	$7,326	$7,062	$6,204	$5,394	$5,207	$4,558	$4,435
Non-interest income	5,941	5,904	5,252	5,159	5,373	5,881	4,534	(1,493)	7,508	6,916
Total revenue	13,856	13,363	12,705	12,485	12,435	12,085	9,928	3,714	12,066	11,351
Provision for credit losses	771	937	1,121	1,291	1,144	1,046	1,649	773	603	548
Non-interest expenses	8,861	8,512	7,608	7,202	7,486	7,027	6,660	7,201	7,612	7,488
Income (loss) before income taxes	4,224	3,914	3,976	3,992	3,805	4,012	1,619	(4,260)	3,851	3,315
Income taxes	634	699	626	689	927	1,533	424	(2,218)	524	640
Non-controlling interests	–	–	–	–	–	27	21	18	31	29
Net income (loss)	$3,590	$3,215	$3,350	$3,303	$2,878	$2,452	$1,174	$(2,060)	$3,296	$2,646
Net income (loss) attributable to non-controlling interests	$14	$(3)	$(2)	$9	$11	$–	$–	$–	$–	$–
Preferred shareholders	45	87	99	158	177	169	162	119	171	132
Common shareholders	3,531	3,131	3,253	3,136	2,690	2,283	1,012	(2,179)	3,125	2,514
Net income (loss) attributable to equity shareholders	$3,576	$3,218	$3,352	$3,294	$2,867	$2,452	$1,174	$(2,060)	$3,296	$2,646

(1)	Certain information has been reclassified to conform to the presentation adopted in the current year.

Condensed consolidated balance sheet

	IFRS					Canadian GAAP
Unaudited, $ millions, as at October 31	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Assets
Cash and deposits with banks	$18,637	$13,547	$6,379	$4,727	$5,142	$12,052	$7,007	$8,959	$13,747	$11,853
Securities	74,982	59,542	71,984	65,334	60,295	77,608	77,576	79,171	86,500	83,498
Securities borrowed or purchased under resale agreements	33,334	36,796	28,728	28,474	27,479	37,342	32,751	35,596	34,020	25,432
Loans
Residential mortgages	169,258	157,526	150,938	150,056	150,509	93,568	86,152	90,695	91,664	81,358
Personal and credit card	48,321	47,087	49,213	50,476	50,586	46,462	45,677	42,953	38,334	35,305
Business and government	65,276	56,075	48,207	43,624	39,663	38,582	37,343	39,273	34,099	30,404
Allowance for credit losses	(1,670)	(1,660)	(1,698)	(1,860)	(1,803)	(1,720)	(1,960)	(1,446)	(1,443)	(1,442)
Derivative instruments	26,342	20,680	19,947	27,039	28,270	24,682	24,696	28,644	24,075	17,122
Customers’ liability under acceptances	9,796	9,212	9,720	10,436	9,454	7,684	8,397	8,848	8,024	6,291
Other assets	19,033	16,098	14,588	14,813	14,163	15,780	18,305	21,237	13,158	14,163
	$463,309	$414,903	$398,006	$393,119	$383,758	$352,040	$335,944	$353,930	$342,178	$303,984
Liabilities and equity
Deposits
Personal	$137,378	$130,085	$125,034	$118,153	$116,592	$113,294	$108,324	$99,477	$91,772	$81,829
Business and government	178,850	148,793	134,736	125,055	117,143	127,759	107,209	117,772	125,878	107,468
Bank	10,785	7,732	5,592	4,723	4,177	5,618	7,584	15,703	14,022	13,594
Secured borrowings	39,644	38,783	49,802	52,413	51,308	–	–	–	–	–
Derivative instruments	29,057	21,841	19,724	27,091	28,792	26,489	27,162	32,742	26,688	17,330
Acceptances	9,796	9,212	9,721	10,481	9,489	7,684	8,397	8,848	8,249	6,297
Obligations related to securities lent or sold short or under repurchase agreements	20,149	23,764	20,313	21,259	21,730	37,893	43,369	44,947	42,081	44,221
Capital Trust securities (1)	n/a	n/a	n/a	1,678	1,594	–	–	–	–	–
Other liabilities	12,223	10,932	10,862	11,076	11,704	12,572	13,693	13,167	13,728	14,716
Subordinated indebtedness	3,874	4,978	4,228	4,823	5,138	4,773	5,157	6,658	5,526	5,595
Preferred share liabilities	–	–	–	–	–	–	600	600	600	600
Non-controlling interests	193	164	175	170	164	168	174	185	145	12
Shareholders’ equity	21,360	18,619	17,819	16,197	15,927	15,790	14,275	13,831	13,489	12,322
	$463,309	$414,903	$398,006	$393,119	$383,758	$352,040	$335,944	$353,930	$342,178	$303,984

(1)	Commencing November 1, 2012, CIBC Capital Trust was deconsolidated.
n/a	Not applicable.

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Select financial measures

	IFRS					Canadian GAAP
Unaudited, as at or for the year ended October 31	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Return on equity	18.7%	18.3%	21.4%	22.2%	22.2%	19.4%	9.4%	(19.4)%	28.7%	27.9%
Return on average assets	0.79%	0.78%	0.83%	0.83%	0.73%	0.71%	0.33%	(0.60)%	1.00%	0.91%
Average common shareholders’ equity ($ millions)	$18,857	$17,067	$15,167	$14,116	$12,145	$11,772	$10,731	$11,261	$10,905	$9,016
Average assets ($ millions)	$455,324	$411,481	$403,546	$397,155	$394,527	$345,943	$350,706	$344,865	$328,520	$291,277
Average assets to average common equity	24.1	24.1	26.6	28.1	32.5	29.4	32.7	30.6	30.1	32.3
Capital and leverage – Basel III
CET1 ratio	10.8%	10.3%	9.4%	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Tier 1 capital ratio	12.5%	12.2%	11.6%	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Total capital ratio	15.0%	15.5%	14.6%	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Leverage ratio	3.9%	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Basel II
Tier 1 capital ratio (1)	n/a	n/a	n/a	13.8%	14.7%	13.9%	12.1%	10.5%	9.7%	10.4%
Total capital ratio (1)	n/a	n/a	n/a	17.3%	18.4%	17.8%	16.1%	15.4%	13.9%	14.5%
Net interest margin	1.74%	1.81%	1.85%	1.84%	1.79%	1.79%	1.54%	1.51%	1.39%	1.52%
Efficiency ratio	63.9%	63.7%	59.9%	57.7%	60.2%	58.1%	67.1%	n/m	63.1%	66.0%

(1)	Capital measures for fiscal year 2011 and prior fiscal years are under Canadian GAAP and have not been restated for IFRS.
n/a	Not applicable.
n/m	Not meaningful.

Condensed consolidated statement of changes in equity

	IFRS						Canadian GAAP
Unaudited, $ millions, for the year ended October 31	2015	2014	2013	2012		2011	2010	2009		2008		2007		2006
Balance at beginning of year	$18,783	$17,994	$16,367	$16,091		$14,799	$14,275	$13,831		$13,489		$12,322		$10,731
Adjustment for change in accounting policy	–	–	7 (1)	(180	) (2)	–	–	(6	) (3)	(66	) (4)	(50	) (5)	–
Premium on purchase of common shares	(9)	(250)	(422)	(118)		–	–	–		–		(277)		–
Premium on redemption of preferred shares	–	–	–	(30)		(12)	–	–		–		(32)		–
Changes in share capital
Preferred	(31)	(675)	–	(1,050)		(400)	–	525		300		(50)		–
Common	31	29	(16)	393		572	563	178		2,926		92		93
Changes in contributed surplus	1	(7)	(3)	(8)		(5)	4	(4)		–		26		12
Changes in OCI	933	145	325	(435)		(171)	9	72		650		(650)		(115)
Net income (loss)	3,576	3,218	3,352	3,294		2,867	2,452	1,174		(2,060)		3,296		2,646
Dividends
Preferred	(45)	(87)	(99)	(128)		(165)	(169)	(162)		(119)		(139)		(132)
Common	(1,708)	(1,567)	(1,523)	(1,470)		(1,391)	(1,350)	(1,328)		(1,285)		(1,044)		(924)
Non-controlling interests	29	(11)	5	8		(4)	–	–		–		–		–
Other	(7)	(6)	1	–		1	6	(5)		(4)		(5)		11
Balance at end of year	$21,553	$18,783	$17,994	$16,367		$16,091	$15,790	$14,275		$13,831		$13,489		$12,322

(1)	Represents the impact of adoption of IFRS 10 “Consolidated Financial Statements”.
(2)	Represents the impact of adoption of amendments to IAS 19 “Employee Benefits”.
(3)	Represents the impact of changing the measurement date for employee future benefits.
(4)	Represents the impact of adopting the amended Chartered Professional Accountants of Canada (CPA Canada) Emerging Issues Committee Abstract 46, “Leveraged Leases”.
(5)	Represents the effect of implementing the CPA Canada financial instruments standards, which provide guidance on recognition and measurement of financial instruments.

170	CIBC 2015 ANNUAL REPORT

Common share information

	IFRS					Canadian GAAP
Unaudited, as at or for the year ended October 31	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Average number outstanding (thousands)	397,213	397,620	400,880	403,685	396,233	387,802	381,677	370,229	336,092	335,135
Per share
– basic earnings (loss)	$8.89	$7.87	$8.11	$7.77	$6.79	$5.89	$2.65	$(5.89)	$9.30	$7.50
– diluted earnings (loss) (1)	8.87	7.86	8.11	7.76	6.71	5.87	2.65	(5.89)	9.21	7.43
– dividends	4.30	3.94	3.80	3.64	3.51	3.48	3.48	3.48	3.11	2.76
– book value (2)	51.25	44.30	40.36	35.83	32.88	32.17	28.96	29.40	33.31	29.59
Share price (3)
– high	107.16	107.01	88.70	78.56	85.49	79.50	69.30	99.81	106.75	87.87
– low	86.00	85.49	74.10	68.43	67.84	61.96	37.10	49.00	87.00	72.90
– close	100.28	102.89	88.70	78.56	75.10	78.23	62.00	54.66	102.00	87.60
Dividend payout ratio	48.4%	50.0%	46.8%	46.9%	51.7%	59.1%	>100%	n/m	33.4%	36.8%

(1)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.
(2)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of year.
(3)	The high and low price during the year, and closing price on the last trading day of the year, on the TSX.
n/m	Not meaningful.

Dividends on preferred shares(1)

Unaudited, for the year ended October 31	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
Class A
Series 18	$–	$–	$–	$1.3694	$1.3750	$1.3750	$1.3750	$1.3750	$1.3750	$1.3750
Series 19	–	–	–	–	–	1.2375	1.2375	1.2375	1.2375	1.2375
Series 23	–	–	–	–	–	1.3250	1.3250	1.3250	1.3250	1.3250
Series 24	–	–	–	–	–	–	–	–	0.3750	1.5000
Series 25	–	–	–	–	–	–	–	–	1.1250	1.5000
Series 26	–	1.4375	1.4375	1.4375	1.4375	1.4375	1.4375	1.4375	1.4375	1.4375
Series 27	0.3500	1.4000	1.4000	1.4000	1.4000	1.4000	1.4000	1.4000	1.4000	1.4000
Series 28	–	–	–	–	0.0400	0.0800	0.0800	0.0800	0.0800	0.0800
Series 29	0.6750	1.3500	1.3500	1.3500	1.3500	1.3500	1.3500	1.3500	1.3500	1.3500
Series 30	–	–	–	–	0.9000	1.2000	1.2000	1.2000	1.2000	1.2000
Series 31	–	–	–	0.2938	1.1750	1.1750	1.1750	1.1750	1.1298	–
Series 32	–	–	–	0.5625	1.1250	1.1250	1.1250	1.1250	0.7995	–
Series 33	–	1.0031	1.3375	1.3375	1.3375	1.3375	1.5271	–	–	–
Series 35	–	0.8125	1.6250	1.6250	1.6250	1.6250	1.1909	–	–	–
Series 37	–	1.2188	1.6250	1.6250	1.6250	1.6250	1.0607	–	–	–
Series 39	0.9750	0.3793	–	–	–	–	–	–	–	–
Series 41	0.8203	–	–	–	–	–	–	–	–	–
Series 43	0.5764	–	–	–	–	–	–	–	–	–

(1)	The dividends are adjusted for the number of days during the year that the share is outstanding at the time of issuance and redemption.

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Glossary

Allowance for credit losses

An allowance set up in the financial statements sufficient to absorb both specifically identified and inherent credit-related losses in CIBC’s portfolio of loans, acceptances, letters of credit and guarantees. This allowance can be “collective” – assessed by reviewing a portfolio of loans with similar characteristics, or “individual” – assessed by reviewing the characteristics of an individual exposure.

Amortized cost

The amount at which a financial asset or financial liability is measured at initial recognition minus repayments, plus or minus any unamortized origination date premiums or discounts, plus or minus any basis adjustments resulting from a fair value hedge, and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectability. The amount of a financial asset or liability measured at initial recognition is the cost of the financial asset or liability including capitalized transaction costs and deferred fees.

Assets under administration (AUA)

Assets administered by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. Services provided by CIBC are of an administrative nature, such as safekeeping of securities, collection of investment income, and the settlement of purchase and sale transactions. In addition, AUM amounts are included in the amounts reported under AUA.

Assets under management (AUM)

Assets managed by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The service provided in respect of these assets is discretionary portfolio management on behalf of the clients.

Average interest-earning assets

Average interest-earning assets include interest-bearing deposits with banks, securities, cash collateral on securities borrowed or securities purchased under resale agreements, and loans net of allowances.

Basis point

One-hundredth of a percentage point (0.01%).

Collateral

Assets pledged as security for a loan or other obligation and forfeited if the obligation is not paid. Collateral can be cash, securities or other assets.

Collateralized debt obligation (CDO)

Securitization of any combination of corporate debt, asset-backed securities (ABS), mortgage-backed securities or tranches of other CDOs to form a pool of diverse assets that are tranched into securities that offer varying degrees of risk and return to meet investor demand.

Collateralized loan obligation

Securitizations of diversified portfolios of corporate debt obligations and/or ABS that are tranched into securities that offer varying degrees of risk and return to meet investor demand.

Credit derivatives

A category of financial instruments that allow one party (the beneficiary) to separate and transfer the credit risk of nonpayment or partial payment to another party (the guarantor).

Credit valuation adjustment (CVA)

A valuation adjustment that is required to be considered in measuring fair value of over-the-counter (OTC) derivatives to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. In assessing the net counterparty credit risk exposure, we take into account credit mitigants such as collateral, master netting arrangements, and settlements through clearing houses.

Current replacement cost

The estimated cost of replacing an asset at the present time according to its current worth.

Derivatives

A financial contract that derives its value from the performance of an underlying object, such as an asset, index or interest rate.

Dividend payout ratio

Common dividends paid as a percentage of net income after preferred share dividends and premium on preferred share redemptions.

Dividend yield

Dividends per common share divided by the closing common share price.

Effective interest rate method

A method of calculating the amortized cost of a financial asset or financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.

Efficiency ratio

Non-interest expenses as a percentage of total revenue (net interest income and non-interest income). Efficiency ratio is used as a measure of productivity.

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Exchange-traded derivative contracts

Standardized derivative contracts (e.g. futures contracts and options) that are transacted on an organized exchange and cleared through a central clearing house, and are generally subject to standard margin requirements.

Fair value

The price that would be received to sell an asset, or paid to transfer a liability, between market participants in an orderly transaction in the principal market at the measurement date under current market conditions.

Forward contracts

A non-standardized contract to buy or sell a specified asset at a specified price and specified date in the future.

Forward rate agreement

An OTC forward contract that determines an interest rate to be paid or received commencing on a specified date in the future for a specified period.

Full-time equivalent employees

A measure that normalizes the number of full-time and part-time employees, base plus commissioned employees, and 100% commissioned employees into equivalent full-time units based on actual hours of paid work during a given period.

Futures

A standardized contract to buy or sell a specified commodity, currency or financial instrument of standardized quantity and quality at a specific price and date in the future. Futures contracts are traded on an exchange.

Guarantees and standby letters of credit

Primarily represent CIBC’s obligation, subject to certain conditions, to make payments to third parties on behalf of clients, if these clients cannot make those payments, or are unable to meet other specified contractual obligations.

Hedge

A transaction intended to offset potential losses/gains that may be incurred in a transaction or portfolio.

Leverage exposure

For the purposes of the Basel III leverage ratio, exposure is defined as on-balance sheet assets (un-weighted) less Tier 1 capital regulatory adjustments plus derivative exposures as specified under the rules, securities financing transaction exposures with a limited form of netting under certain conditions, and other off-balance sheet exposures (commitments, direct credit substitutes, forward asset purchases, standby/trade letters of credit, and securitization exposure).

Leverage ratio

Defined as Tier 1 capital divided by Leverage Exposure determined in accordance with guidelines issued by OSFI which are based on Basel Committee on Banking Supervision (BCBS) standards. This replaced the assets-to-capital multiple beginning in the first quarter of 2015.

Loan loss ratio

The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses. The provision for credit losses on impaired loans includes provision for: individual allowance, collective allowance on personal loans, scored small business loans and mortgages that are greater than 90 days delinquent, and net card write-offs.

Mark-to-market

The fair value (as defined above) at which an asset can be sold or a liability can be transferred.

Net interest income

The difference between interest earned on assets (such as loans and securities) and interest incurred on liabilities (such as deposits and subordinated indebtedness).

Net interest margin

Net interest income as a percentage of average assets.

Normal course issuer bid

Involves a listed company buying its own shares for cancellation through a stock exchange or other published market, from time to time, and is subject to the various rules of the exchanges and securities commissions.

Notional amount

Nominal or face amount of a financial contract used for the calculation of payments made on that contract.

Off-balance sheet financial instruments

A financial contract that is based mainly on a notional amount and represents a contingent asset or liability of an institution. Such instruments include credit-related arrangements.

Office of the Superintendent of Financial Institutions (OSFI)

OSFI supervises and regulates all banks, all federally incorporated or registered trust and loan companies, insurance companies, cooperative credit associations, fraternal benefit societies, and federal pension plans in Canada.

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Options

A financial contract under which the writer (seller) confers the right, but not the obligation, to the purchaser to either buy (call option) or sell (put option) a specified amount of an underlying asset or instrument at a specified price either at or by a specified date.

Provision for credit losses

An amount charged or credited to income so as to bring the allowance for credit losses to a level that is sufficient to cover individually and collectively assessed credit-related losses in CIBC’s portfolio of loans, acceptances, letters of credit and guarantees.

Return on average assets or average interest-earning assets

Net income expressed as a percentage of average assets or average interest-earning assets.

Return on common shareholders’ equity

Net income attributable to equity shareholders expressed as a percentage of average common shareholders’ equity.

Securities borrowed

Securities are typically borrowed to cover short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral may be cash or a highly rated security.

Securities lent

Securities are typically lent to a borrower to cover their short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral provided may be cash or a highly rated security.

Securities purchased under resale agreements

A transaction where a security is purchased by the buyer and, at the same time, the buyer commits to resell the security to the original seller at a specific price and date in the future.

Securities sold short

A transaction in which the seller sells securities that it does not own. Initially the seller typically borrows the securities in order to deliver them to the purchaser. At a later date, the seller buys identical securities in the market to replace the borrowed securities.

Securities sold under repurchase agreements

A transaction where a security is sold by the seller and, at the same time, the seller commits to repurchase the security from the original purchaser at a specific price and date in the future.

Structured entity (SE)

Entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. SEs are entities that are created to accomplish a narrow and well-defined objective.

Swap contracts

A financial contract in which counterparties exchange a series of cash flows based on a specified notional amount over a specified period.

Taxable equivalent basis (TEB)

The gross up tax-exempt revenue on certain securities to a TEB basis. There is an equivalent offsetting adjustment to the income tax expense.

Total shareholder return

The total return earned on an investment in CIBC’s common shares. The return measures the change in shareholder value, assuming dividends are reinvested in additional shares.

Risk and capital glossary

Advanced internal ratings-based (AIRB) approach for credit risk

Internal models based on historical experience of key risk assumptions such as probability of default (PD), loss given default (LGD) and exposure at default (EAD) are used to compute the capital requirements subject to OSFI approval. A transitional capital floor based on Basel I standards is also calculated by banks under the AIRB approach for credit risk and an adjustment to risk-weighted assets (RWAs) may be required as prescribed by OSFI.

Advanced measurement approach (AMA) for operational risk

A risk-sensitive approach to calculating the capital charge for operational risk based on internal risk measurement models, using a combination of quantitative and qualitative risk measurement techniques.

Asset/liability management

The practice of managing risks that arise from mismatches between the assets and liabilities, mainly in the non-trading areas of the bank. Techniques are used to manage the relative duration of CIBC’s assets (such as loans) and liabilities (such as deposits), in order to minimize the adverse impact of changes in interest rates.

Assets-to-capital multiple

Total assets plus specified off-balance sheet items divided by total regulatory capital. This measure was replaced by the leverage ratio in the first quarter of 2015.

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Bank exposures

All direct credit risk exposures to deposit-taking institutions and regulated securities firms, and exposures guaranteed by those entities.

Business and government portfolio

A category of exposures that includes lending to businesses and governments, where the primary basis of adjudication relies on the determination and assignment of an appropriate risk rating, that reflects the credit risk of the exposure.

Central counterparties

Central counterparties also known as clearing houses place themselves between the buyer and seller of an original trade through the process of novation and become the counterparty for the novated transaction.

Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios

CET1, Tier 1 and total regulatory capital, divided by RWAs, in accordance with guidelines issued by OSFI which are based on BCBS standards. During the period beginning in the third quarter of 2014 to the fourth quarter of 2018, the calculation of CIBC’s CET1, Tier 1 and Total capital ratios will be based on different levels of RWAs. This occurs because of the option CIBC chose for the phase-in of the CVA capital charge.

Corporate exposures

All direct credit risk exposures to corporations, partnerships and proprietorships, and exposures guaranteed by those entities.

Credit risk

The risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.

Drawn exposure

The amount of credit risk exposure resulting from loans already advanced to the customer.

Economic capital

Economic capital provides a framework to evaluate the returns of each strategic business unit (SBU), commensurate with risk assumed. Economic capital is a non-GAAP risk measure based upon an estimate of equity capital required by the businesses to absorb unexpected losses consistent with our targeted risk rating over a one-year horizon. Economic capital comprises primarily credit, market, operational and strategic risk capital.

Economic profit

A non-GAAP risk-adjusted performance measure used for measuring economic value added. It is calculated as earnings of each business less a charge for the cost of capital.

Exposure at default (EAD)

An estimate of the amount of exposure to a customer at the event of, and at the time of, default.

Incremental risk charge

A capital charge applied in addition to market risk capital specifically to cover default and migration risk in unsecuritized credit assets of varying liquidity held in the trading book.

Internal Capital Adequacy Assessment Process

A framework and process designed to provide a comprehensive view on capital adequacy, as defined by Pillar II of the Basel Accord, wherein we identify and measure our risks on an ongoing basis in order to ensure that the capital available is sufficient to cover all risks across CIBC.

Internal models approach for market risk

Models, which have been developed by CIBC and approved by OSFI, for the measurement of risk and regulatory capital in the trading portfolio for general market risk, debt specific risk, and equity specific risk.

Internal ratings based approach for securitization exposures

Capital calculation method for securitizations available to the banks approved to use IRB approach for underlying exposures securitized. IRB for securitization comprises several calculation approaches (Ratings-Based, Supervisory Formula, Internal Assessment Approach).

Liquidity coverage ratio (LCR)

Derived from the BCBS’ Basel III framework and incorporated into OSFI’s liquidity adequacy requirements (LAR), the liquidity coverage ratio (LCR) is a liquidity standard that aims to promote the short-term resilience of the liquidity risk profile of institutions by ensuring that they have sufficient high-quality liquid assets (HQLA) to survive a significant stress scenario lasting 30 calendar days.

Liquidity risk

The risk of having insufficient cash or its equivalent to meet financial obligations as they come due.

Loss given default (LGD)

An estimate of the amount of exposure to a customer that will not be recovered following a default by that customer, expressed as a percentage of the exposure at default.

Market risk

The risk of economic financial loss in our trading and non-trading portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads and customer behavior for retail products.

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Master netting agreement

An industry standard agreement designed to reduce the credit risk of multiple transactions with a counterparty through the creation of a legal right of offset of exposures in the event of a default by that counterparty and through the provision for net settlement of all contracts through a single payment.

Operational risk

The risk of loss resulting from inadequate or failed internal processes, people, and systems or from external events.

Other off-balance sheet exposure

The amount of credit risk exposure resulting from the issuance of guarantees and letters of credit.

Other retail

This exposure class includes all loans other than qualifying revolving retail and real estate secured personal lending, that are extended to individuals and small businesses under the regulatory capital reporting framework.

Over-the-counter derivatives exposure

The amount of credit risk exposure resulting from derivatives that trade directly between two counterparties, rather than through exchanges.

Probability of default (PD)

An estimate of the likelihood of default for any particular customer which occurs when that customer is not able to repay its obligations as they become contractually due.

Qualifying revolving retail

This exposure class includes credit cards, unsecured lines of credit and overdraft protection products extended to individuals. Under the standardized approach, these exposures would be included under “other retail”.

Real estate secured personal lending

This exposure class includes residential mortgages and home equity lines of credit extended to individuals.

Regulatory capital

Basel III regulatory capital, as defined by OSFI’s Capital Adequacy Requirements Guideline, is comprised of CET1, Additional Tier 1 and Tier 2 capital. CET1 capital includes common shares, retained earnings, AOCI (excluding AOCI relating to cash flow hedges and changes to FVO liabilities attributable to changes in own credit risk) and qualifying instruments issued by a consolidated banking subsidiary to third parties, less regulatory adjustments for items such as goodwill and other intangible assets, deferred tax assets, net assets related to defined benefit pension plans, and certain investments. Additional Tier 1 capital primarily includes non-viability contingent capital (NVCC) preferred shares, qualifying instruments issued by a consolidated subsidiary to third parties, and non-qualifying preferred shares and innovative Tier 1 notes which are subject to phase-out rules for capital instruments. Tier 2 capital includes NVCC subordinated indebtedness, non-qualifying subordinated indebtedness subject to phase-out rules for capital instruments, eligible collective allowance under the standardized approach, and qualifying instruments issued by a consolidated subsidiary to third parties. Under Basel III, qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability of the financial institution; non-qualifying capital instruments are excluded from regulatory capital at a rate of 10% per annum commencing January 1, 2013 through to January 1, 2022.

Repo-style transactions exposure

The amount of credit risk exposure resulting from our securities bought or sold under resale agreements, as well as securities borrowing and lending activities.

Reputation risk

The risk of negative publicity regarding CIBC’s business conduct or practices which, whether true or not, could significantly harm CIBC’s reputation as a leading financial institution, or could materially and adversely affect CIBC’s business, operations, or financial condition.

Retail portfolios

A category of exposures that primarily includes consumer but also small business lending, where the primary basis of adjudication relies on credit scoring models.

Risk-weighted assets (RWAs)

RWAs consist of three components: (i) RWAs for credit risk are calculated using the AIRB and Standardized approaches. The AIRB RWAs are calculated using PDs, LGDs, EADs, and in some cases maturity adjustment, while the Standardized approach applies risk weighting factors specified in the OSFI guidelines to on- and off- balance sheet exposures; (ii) RWAs for market risk in the trading portfolio are based on the internal models approved by OSFI with the exception of the RWAs for traded securitization assets where we are using the methodology defined by OSFI; and (iii) RWAs for operational risk relating to the risk of losses from inadequate or failed internal processes, people and systems or from external events are calculated under the AMA approach. During the period beginning in the third quarter 2014 to the fourth quarter of 2018, CET1 capital RWA, Tier 1 capital RWA, and Total capital RWA, will differ due to the phase-in of the CVA capital charge.

Securitization

The process of selling assets (normally financial assets such as loans, leases, trade receivables, credit card receivables or mortgages) to trusts or other SEs. A SE normally issues securities or other form of interests to investors and/or the asset transferor, and the SE uses the proceeds of the issue of securities to purchase the transferred assets. The SE will generally use the cash flows generated by the assets to meet the obligations under the securities or other interests issued by the SE, which may carry a number of different risk profiles.

Sovereign exposures

All direct credit risk exposures to governments, central banks and certain public sector entities, and exposures guaranteed by those entities.

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Standardized approach for credit risk

Applied to exposures when there is not sufficient information to allow for the AIRB approach for credit risk. Credit risk capital requirements are calculated based on a standardized set of risk weights as prescribed in the Basel Accord. The standardized risk weights are based on external credit assessments, where available, and on other risk related factors, including export credit agencies, exposure asset class, collateral, etc.

Strategic risk

The risk of ineffective or improper implementation of business strategies, including mergers and acquisitions. It includes the potential financial loss due to the failure of organic growth initiatives or failure to respond appropriately to changes in the business environment.

Stressed Value-at-Risk (VaR)

A VaR calculation using a one-year observation period related to significant losses for the given portfolio at a specified level of confidence and time horizon.

Structural foreign exchange risk

Structural foreign exchange risk is primarily the risk inherent in net investment in foreign operations due to changes in foreign exchange rates.

Structural interest rate risk

Structural interest rate risk is primarily the risk inherent in asset/liability management activities and the activities of domestic and foreign subsidiaries.

Undrawn exposures

The amount of credit risk exposure resulting from loans that have not been advanced to a customer, but which a customer may be entitled to draw in the future.

Value-at-Risk

Generally accepted risk measure that uses statistical models to estimate the distribution of possible returns on a given portfolio at a specified level of confidence and time horizon.

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Shareholder information

Fiscal Year

November 1st to October 31st

Key Dates

Reporting dates 2016

Q1 Results – Thursday, February 25, 2016

Q2 Results – Thursday, May 26, 2016

Q3 Results – Thursday, August 25, 2016

Q4 Results – Thursday, December 1, 2016

Annual Meeting of Shareholders 2016

CIBC’s Annual Meeting of Shareholders will be held on Tuesday, April 5, 2016, at 9:30 a.m. (Pacific Daylight Time) in Vancouver at The Fairmont Pacific Rim, Star Sapphire Ballroom, 1038 Canada Place, Vancouver, BC, V6C 0B9.

Common shares of CIBC (CM) are listed on the Toronto Stock Exchange and the New York Stock Exchange. Preferred shares are listed on the Toronto Stock Exchange.

Dividends

Quarterly dividends were paid on CIBC common and preferred shares in 2015:

Common shares

Ex-dividend date	Record date	Payment date	Dividends per share	Number of common shares on record date
Sep 24/15	Sep 28/15	Oct 28/15	$1.12	397,335,004
Jun 25/15	Jun 29/15	Jul 28/15	$1.09	397,300,671
Mar 25/15	Mar 27/15	Apr 28/15	$1.06	397,215,134
Dec 23/14	Dec 29/14	Jan 28/15	$1.03	397,184,819

Preferred shares

Stock	Series 39	Series 41	Series 43
Ticker symbol	CM.PR.O	CM.PR.P	CM.PR.Q
Quarterly dividend	$0.243750	$0.234375	$0.225000

2016 dividend payment dates

(Subject to approval by the CIBC Board of Directors)

Record dates	Payment dates
December 29, 2015	January 28
March 28	April 28
June 28	July 28
September 28	October 28

Eligible dividends

CIBC designates any and all dividends paid or deemed for Canadian federal, provincial or territorial income tax purposes to be paid on or after January 1, 2006 to be “eligible dividends”, unless otherwise indicated in respect of dividends paid subsequent to this notification, and hereby notifies all recipients of such dividends of this designation.

Normal course issuer bid

CIBC is conducting a normal course issuer bid to purchase common shares for cancellation in the open market at market price until the earlier of (i) CIBC purchasing 8 million common shares, (ii) CIBC providing a notice of termination, or (iii) September 17, 2016. A copy of the Notice of Intention to Make a Normal Course Issuer Bid that CIBC filed with the Toronto Stock Exchange may be obtained without charge by contacting the Corporate Secretary.

Regulatory Capital

Information on CIBC’s regulatory capital instruments and regulatory capital position may be found at www.cibc.com; About CIBC; Investor Relations; Regulatory Capital Instruments.

Credit ratings

Credit rating information can be found on page 71 in this report.

Shareholder investment plan

All Canadian and U.S. resident registered holders of CIBC common shares and designated Class A preferred shares may participate in one or more of the following options and pay no brokerage commissions or service charges:

Dividend reinvestment option – Canadian residents may have dividends reinvested in additional CIBC common shares.

Share purchase option – Canadian residents may purchase up to $50,000 of additional CIBC common shares during the fiscal year.

Stock dividend option – U.S. residents may elect to receive stock dividends on CIBC common shares.

Further information is available through CST Trust Company and on the CIBC website at www.cibc.com.

Transfer agent and registrar

For information relating to shareholdings, shareholder investment plan, dividends, direct dividend deposit, dividend reinvestment accounts and lost certificates, or to eliminate duplicate mailings of shareholder material, please contact:

CST Trust Company, P.O. Box 700, Postal Station B, Montreal, QC, H3B 3K3

416 682-3860 or fax 1 888 249-6189, 1 800 387-0825 (toll-free in Canada and the U.S.), Email: inquiries@canstockta.com, Website: www.canstockta.com.

Common and preferred shares are transferable in Canada at the offices of our agent, CST Trust Company, in Toronto, Montreal, Calgary and Vancouver.

In the United States, common shares are transferable at:

Computershare Inc., By Mail: P.O. Box 43078 Providence, RI 02940-3078; By Overnight Delivery: 250 Royall Street, Canton, MA 02021, 1 800 589-9836, Website: www.computershare.com/investor.

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How to reach us:

CIBC Head Office Commerce Court, Toronto, Ontario, Canada M5L 1A2 Telephone number: 416 980-2211 SWIFT code: CIBCCATT Website: www.cibc.com	Investor Relations Call: 416 304-8726 Email: investorrelations@cibc.com	Corporate Secretary Call: 416 980-3096 Email: corporate.secretary@cibc.com	Office of the CIBC Ombudsman Toll-free across Canada: 1 800 308-6859 Toronto: 416 861-3313 Toronto: 416 980-3754 Email: ombudsman@cibc.com

CIBC Telephone Banking Toll-free across Canada: 1 800 465-2422	Communications and Public Affairs Call: 416 980-4523 Email: corpcommmailbox@cibc.com	Client Care Toll-free across Canada: 1 800 465-2255 Email: client.care@cibc.com

Where to find more information

CIBC Annual Report 2015

Additional print copies of the Annual Report will be available in March 2016 and may be obtained by calling 416 304-8726 or emailing investorrelations@cibc.com. The Annual Report is also available online at www.cibc.com/ca/investor-relations/annual-reports.html.

La version française: Sur simple demande, nous nous ferons un plaisir de vous faire parvenir la version française du présent rapport. Veuillez composer le 416 980-2556 ou nous faire parvenir un courriel à relationsinvestisseurs@cibc.com. La Reddition de comptes annuelle est aussi disponible en ligne à www.cibc.com/ca/investor-relations/annual-reports-fr.html.

CIBC Corporate Responsibility Report and Public Accountability Statement 2015

This report reviews our economic, environmental, social and governance activities over the past year and will be available in March 2016 at www.cibc.com/ca/cibc-and-you/public-account.html.

Management Proxy Circular 2016

The Management Proxy Circular contains information for shareholders about CIBC’s annual meeting, including information relating to the election of CIBC’s directors, appointment of auditors and shareholder proposals, as well as other matters. The 2016 Proxy Circular will be available in March 2016 at www.cibc.com/ca/about.html.

Corporate Governance

CIBC’s Statement of Corporate Governance Practices describes the governance framework that guides the Board and management in fulfilling their obligations to CIBC and our shareholders. This statement and other information on Corporate Governance at CIBC, including our CIBC Code of Conduct for all employees and CIBC Code of Ethics for Directors, can be found on our corporate website at www.cibc.com/ca/inside-cibc/governance/governance-practices.html.

Regulatory Filings

In Canada with the Canadian Securities Administrators at www.sedar.com.

In the United States with the Securities and Exchange Commission at www.sec.gov/edgar.shtml.

Incorporation

Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the Bank Act (Canada). CIBC was formed through the amalgamation of The Canadian Bank of Commerce and Imperial Bank of Canada in 1961.

The Canadian Bank of Commerce was originally incorporated as Bank of Canada by special act of the legislature of the Province of Canada in 1858. Subsequently, the name was changed to The Canadian Bank of Commerce and it opened for business under that name in 1867. Imperial Bank of Canada was incorporated in 1875 by special act of the Parliament of Canada and commenced operations in that year.

Trademarks

Trademarks used in this annual report which are owned by Canadian Imperial Bank of Commerce, or a wholly owned subsidiary, in Canada and/or other countries include, the CIBC logo, CIBC Capital Markets, CIBC Capital Trust, CIBC Cube Design & “Banking that fits your life.”, CIBC eDeposit, CIBC FirstCaribbean International Bank, CIBC Foreign Cash Online, CIBC Global Money Transfer, CIBC Investor’s Edge, CIBC Miracle Day, CIBC Mobile Banking, CIBC Private Wealth Management, Atlantic Trust, FirstLine, and Wood Gundy. All other trademarks mentioned in this annual report, which are not owned by Canadian Imperial Bank of Commerce or its subsidiaries, are the property of their respective owners.

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Board of Directors:

Hon. John P. Manley, P.C., O.C. Chair of the Board CIBC President and Chief Executive Officer Canadian Council of Chief Executives Ottawa, Ontario, Canada Joined in 2005	Brent S. Belzberg (CGC, MRCC) Senior Managing Partner Torquest Partners Inc. Toronto, Ontario, Canada Joined in 2005	Gary F. Colter (AC, CGC – Chair) President CRS Inc. Mississauga, Ontario, Canada Joined in 2003	Patrick D. Daniel (CGC, MRCC) Past President and Chief Executive Officer Enbridge Inc. Calgary, Alberta, Canada Joined in 2009

Luc Desjardins (AC) President and Chief Executive Officer Superior Plus Corp. Calgary, Alberta, Canada Joined in 2009	Victor G. Dodig President and Chief Executive Officer CIBC Toronto, Ontario, Canada Joined in 2014	Hon. Gordon D. Giffin (CGC, MRCC) Senior Partner Dentons US LLP Atlanta, Georgia, U.S.A. Joined in 2001	Linda S. Hasenfratz (MRCC – Chair) Chief Executive Officer Linamar Corporation Guelph, Ontario, Canada Joined in 2004

Kevin J. Kelly (RMC) Corporate Director Toronto, Ontario, Canada Joined in 2013	Nicholas D. Le Pan (RMC) Corporate Director Ottawa, Ontario, Canada Joined in 2008	Jane L. Peverett (AC – Chair) Corporate Director West Vancouver, British Columbia, Canada Joined in 2009	Katharine B. Stevenson (AC, CGC) Corporate Director Toronto, Ontario, Canada Joined in 2011

Martine Turcotte (CGC, RMC) Vice Chair, Quebec BCE Inc. and Bell Canada Verdun, Quebec, Canada Joined in 2014	Ronald W. Tysoe (RMC – Chair) Corporate Director Cincinnati, Ohio, U.S.A. Joined in 2004	Barry L. Zubrow (RMC) President ITB LLC Far Hills, New Jersey, U.S.A. Joined in 2015

AC – Audit Committee

CGC – Corporate Governance Committee

MRCC – Management Resources and Compensation Committee

RMC – Risk Management Committee

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Corporate Responsibility

Our commitment to corporate responsibility extends from our vision, mission and values and is integrated into our operations and business practices.

We recognize that the long-term success and viability of our business is closely linked to the confidence and trust our clients and stakeholders have in our organization.

Our framework is based on our economic, environmental, social and governance (EESG) commitments and focuses on:

• providing accessible and affordable banking to Canadians;

• advancing the goals of small business;

• creating an environment where all employees can excel;

• making a real difference in our communities; and

• protecting our environment.

Economic contribution

CIBC is a major contributor to the Canadian economy. We generate economic growth and prosperity by creating employment opportunities, purchasing local goods and services, supporting small business, helping our clients achieve their financial goals and by addressing community development issues that matter to Canadians.

Environmental responsibility

We are committed to responsible and sustainable growth while protecting and conserving the environment, safeguarding the interests of all CIBC stakeholders from unacceptable levels of environmental risk, and supporting the principles of sustainable development.

Social investment

We are committed to creating an environment where all employees can excel, making a real difference in our communities, and helping our clients achieve their financial goals.

We are committed to causes that matter to our clients, employees and our communities. Our goal is to make a difference through corporate donations, sponsorships and the volunteer spirit of our employees focused on Kids, Cures and Community.

Governance practices

At CIBC, we believe good corporate governance is the basis for creating sustainable shareholder value. We conduct our business with honesty and integrity. We hold ourselves accountable for our actions and strive to fulfill the commitments we have made to each of our stakeholders.

CIBC’s online 2015 Corporate Responsibility Report and Public Accountability Statement will be available in March 2016 at
www.cibc.com

Our Vision

To be the leader in client relationships

Our Values

Our vision and mission are driven by an organizational culture based on core values of Trust, Teamwork and Accountability

All paper used in the production of the CIBC 2015 Annual Report is Forest Stewardship Council® (FSC®) certified.